Filed Pursuant to Rule 424(b)(3)
Registration No: 333-254209

PROSPECTUS

(Proposed Holding Company for Prosper Bank)

Up to 2,415,000 shares of Common Stock

(Subject to Increase to up to 2,777,250 shares)

PB Bankshares, Inc., a Maryland corporation and the proposed holding company for Prosper Bank, is offering shares of common stock for sale at $10.00 per share in connection with the conversion of Prosper Bank from the mutual to the stock form of organization. There is currently no established market for our common stock. We expect that our common stock will be traded on the Nasdaq Capital Market under the symbol “PBBK” upon conclusion of the stock offering. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

We are offering up to 2,415,000 shares of common stock for sale at a price of $10.00 per share on a best efforts basis. We may sell up to 2,777,250 shares of common stock because of demand for the shares of common stock or changes in market conditions, without resoliciting subscribers. We must sell a minimum of 1,785,000 shares in order to complete the offering.

We are offering the shares of common stock in a “subscription offering” to eligible depositors of Prosper Bank. Shares of common stock not purchased in the subscription offering may be offered for sale to the public in a “community offering,” with a preference given to natural persons and trusts of natural persons residing in Chester, Cumberland, Dauphin, Lancaster and Lebanon Counties in Pennsylvania. We also may offer for sale shares of common stock not purchased in the subscription offering or community offering to the general public through a “syndicated offering” managed by Piper Sandler & Co.

The minimum number of shares of common stock you may order is 25 shares. The maximum number of shares of common stock that can be ordered by any person in the offering is 10,000 shares ($100,000), and no person, together with an associate or group of persons acting in concert, may purchase more than 20,000 shares ($200,000) in the offering.

The offering is expected to expire at 4:00 p.m., Eastern Time, on June 15, 2021. We may extend this expiration date without notice to you until July 30, 2021. The Federal Deposit Insurance Corporation (the “FDIC”), the Pennsylvania Department of Banking and Securities (the “Pennsylvania Department of Banking”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) may approve a later date, which may not be beyond June 29, 2023. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond July 30, 2021, or the number of shares of common stock to be sold is increased to more than 2,777,250 shares or decreased to less than 1,785,000 shares. If the offering is extended past July 30, 2021, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. If you do not respond during that period, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.05% per annum. If the number of shares to be sold is increased to more than 2,777,250 shares or decreased to less than 1,785,000 shares, all funds submitted for the purchase of shares of common stock in the offering will be returned promptly with interest at 0.05% per annum. All subscribers will be resolicited and given an opportunity to place a new order within a specified period of time. Funds received in the subscription and the community offerings and, if applicable, the syndicated offering will be held in a segregated account at Prosper Bank and will earn interest at 0.05% per annum until completion or termination of the offering.

Piper Sandler & Co. will assist us in selling our shares of common stock on a best efforts basis in the offering. Piper Sandler & Co. is not required to purchase any of the shares of common stock that are being offered for sale.

OFFERING SUMMARY

Price: $10.00 per Share

	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares	1,785,000	2,100,000	2,415,000	2,777,250
Gross offering proceeds	$17,850,000	$21,000,000	$24,150,000	$27,772,500
Estimated offering expenses, excluding selling agent commissions	$1,015,650	$1,015,650	$1,015,650	$1,015,650
Selling agent commissions (1)(2)	$225,000	$254,310	$294,882	$341,540
Estimated net proceeds (1)	$16,609,350	$19,730,040	$22,839,468	$26,415,310
Estimated net proceeds per share (1)	$9.30	$9.40	$9.46	$9.51

(1)	See “The Conversion and Offering—Marketing and Distribution; Compensation” for a discussion of Piper Sandler & Co.’s compensation for this offering and the compensation to be received by Piper Sandler & Co. and the other broker-dealers that may participate in a syndicated offering, if any.
(2)	Excludes records agent fees and expenses payable to Piper Sandler & Co., which are included in estimated offering expenses. See “The Conversion and Offering— Marketing and Distribution; Compensation.”

This investment involves a degree of risk, including the possible loss of principal.

Please read “Risk Factors” beginning on page 19.

These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. None of the Securities and Exchange Commission, the Pennsylvania Department of Banking and Securities, the Board of Governors of the Federal Reserve System or any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center, at (844) 302-2265.

The date of this prospectus is May 14, 2021.

TABLE OF CONTENTS

i

SUMMARY

The following summary explains the significant aspects of Prosper Bank’s mutual-to-stock conversion and the related offering of PB Bankshares, Inc. common stock. It may not contain all of the information that is important to you. For additional information before making an investment decision, you should read this entire document carefully, including the financial statements and the notes to the financial statements, and the section entitled “Risk Factors.”

In this prospectus, the terms “we,” “our,” and “us” refer to PB Bankshares, Inc. and Prosper Bank, unless the context indicates another meaning. In addition, we sometimes refer to PB Bankshares, Inc. as “PB Bankshares,” and to Prosper Bank as the “Bank.”

Prosper Bank

Prosper Bank is a mutual savings bank organized under the laws of the Commonwealth of Pennsylvania and is subject to comprehensive regulation and examination by the FDIC and the Pennsylvania Department of Banking. We operate four banking offices and one loan production office in Chester, Lancaster and Dauphin Counties, Pennsylvania. Our primary market area for deposits includes the communities in which we maintain our banking office locations, while our primary lending market area is broader and includes customers in Lebanon, Dauphin and Cumberland Counties in Pennsylvania. We will from time to time also provide loans to adjacent metropolitan markets. We are a community-oriented bank offering a variety of financial products and services to meet the needs of our customers. We believe that our community orientation and personalized service distinguishes us from larger banks that operate in our market area. For additional information on our market area, see “Business of Prosper Bank—Market Area.”

The Bank was founded in 1919 as a building and loan association. In 1991, the Bank converted to a Pennsylvania savings bank charter, and changed its name to Coatesville Savings Bank. In June 2020, the Bank changed its corporate name to Prosper Bank to reflect the Bank’s growth and expanded footprint. We intend to change the Bank’s name to “Presence Bank” following the conversion.

From our founding until 2019, we operated as a traditional thrift institution, offering primarily residential mortgage loans and savings accounts. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership we have begun the process of developing a commercial lending infrastructure, with a particular focus on expanding into commercial real estate and commercial and industrial lending to small businesses. In addition, we have strengthened and modernized our operations through upgrades to our credit, underwriting, information technology and compliance operations. Consistent with our strategy to grow our commercial loan operations, we have enhanced our suite of deposit products, including remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers, and thereby grow our core deposits.

Our principal business consists of attracting retail deposits from the general public in our market area and investing those deposits, together with funds generated from operations and borrowings, primarily in commercial real estate loans, commercial and industrial loans, construction, home equity lines of credit and to a lesser extent, one- to four-family residential real estate loans and consumer loans. Subject to market conditions, we expect to continue our focus on originating more commercial real estate and commercial and industrial loans in an effort to continue the diversification of our loan portfolio, increase the overall yield earned on our loans and assist in managing interest rate risk. We also invest in debt securities, which have historically consisted of mortgage-backed securities issued by U.S. government sponsored enterprises and U.S. government and agency securities. We offer a variety of deposit accounts, including demand deposit accounts, savings accounts, money market accounts and certificate of deposit accounts. We borrow funds, primarily from the Federal Home Loan Bank of Pittsburgh, to fund our operations as necessary.

At December 31, 2020, we had total consolidated assets of $275.3 million, total deposits of $231.4 million and total equity of $22.0 million. For the year ended December 31, 2020, we incurred a net loss of $415,000.

Our executive office is located at 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320, and our telephone number at this address is (610) 384-8282. Our website address is www.prosperbank.com. Information on our website is not incorporated into this prospectus and should not be considered part of this prospectus.

PB Bankshares, Inc.

The shares being offered will be issued by PB Bankshares, Inc. a newly formed Maryland corporation that will own all of the outstanding shares of common stock of Prosper Bank upon completion of Prosper Bank’s mutual-to-stock conversion. PB Bankshares, Inc. was incorporated in March 2021, and has not engaged in any business to date. Upon completion of the conversion, PB Bankshares will register as a bank holding company and will be subject to comprehensive regulation and examination by the Federal Reserve Board.

PB Bankshares’s executive office is located at 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320, and its telephone number at this address is (610) 384-8282.

The Conversion and Our Organizational Structure

Pursuant to the terms of the plan of conversion, Prosper Bank will convert from a mutual (meaning no stockholders) savings bank to a stock savings bank. As part of the conversion, PB Bankshares, the proposed holding company for Prosper Bank, will offer for sale shares of its common stock in a subscription offering and, if necessary, a community offering and a syndicated offering. Upon the completion of the conversion and stock offering, PB Bankshares will be 100% owned by stockholders and Prosper Bank will be a wholly-owned subsidiary of PB Bankshares. See “The Conversion and Offering” for a full description of the conversion.

Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve because of our over 100-year history in the community, and our knowledge of the local marketplace. Our culture is anchored in a philosophy that puts our employees, customers and communities at the forefront of everything we do. We are proud of our diverse and experienced team of employees and strive to be the most loved bank that allows families, customers and our communities to prosper. The following are the key elements of our business strategy:

Grow our loan portfolio with a focus on increasing commercial real estate and commercial and industrial lending. Our principal business activity historically has been the origination of residential mortgage loans for retention in our loan portfolio. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have begun the process of developing a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios to diversify our balance sheet. Our commercial real estate and commercial and industrial loan portfolios increased from $56.8 million, or 32.7% of total loans at December 31, 2019, to $71.3 million, or 37.6% of total loans at December 31, 2020. We view the growth of commercial lending as a means of increasing our interest income and fee income while establishing relationships with local businesses. We intend to continue to build relationships with small and medium-sized businesses in our market area, targeting locally owned family businesses and not-for-profit organizations. During 2020, we added a new commercial executive to the Harrisburg, Pennsylvania market area, and we expect to hire additional relationship-based officers following the offering to increase our presence in our market area. Beginning in 2021, Prosper Bank was qualified by the U.S. Small Business Administration (the “SBA”) to participate in the Paycheck Protection Program (the “PPP”) and originated approximately $4.3 million of PPP loans in the first quarter of 2021. We believe all of these actions have properly positioned our institution to achieve prudent, organic and consistent growth in the future. The capital we are raising in the offering will support an increase in our lending limits, which will enable us to expand existing customer relationships as well as provide capacity for new customers.

Increasing our commercial real estate and commercial and industrial loans involves risk, as described in “Risk Factors—Risks Related to Our Lending Activities—We intend to increase the origination of commercial real estate loans. These loans involve credit risks that could adversely affect our financial condition and results of operations” and “—We intend to increase the origination of commercial and industrial loans secured by accounts receivable, inventory, equipment or other business assets, the deterioration in value of which could increase the potential for future losses.”

Strategically grow our balance sheet.  As a result of our efforts to build our management team and infrastructure and given our long-time presence in our market area, we believe we are well positioned to increase, on a managed basis, our assets and liabilities, particularly loans and deposits. Prosper Bank increased its loans and deposits $15.8 million, or 9.1%, and $63.4 million, or 37.7%, respectively, during 2020. We are undergoing a significant rebranding effort and have updated and improved our website, Internet and mobile banking and other technology infrastructure that prioritizes the customer experience and moves away from the traditional branch model. We also believe we can capitalize on commercial deposit and personal banking relationships derived from an increase in commercial real estate and commercial and industrial lending. Based on our attractive market area and our strategic investment in technology to enhance the customer experience, we believe we are well-positioned to strategically grow our balance sheet.

Increase our share of lower-cost core deposits. We are making a concerted effort to reduce our reliance on higher cost certificates of deposit in favor of obtaining lower cost retail and commercial deposit accounts. Increasing our core deposits will provide a stable source of funds to support loan growth at costs consistent with improving our net interest rate spread and margin. We consider our core deposits to include demand deposit (checking), money market and savings accounts. During 2020, management implemented an initiative which incentivized our commercial relationship officers to increase transaction accounts with our existing commercial customers. Our core deposits increased $41.1 million, or 39.4%, to $145.5 million at December 31, 2020 from $104.4 million at December 31, 2019. We have also made significant investments in our technology-based products. For example, we have enhanced our suite of deposit related products, including remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers and a new Internet banking platform to create sticky retail deposits. We plan to continue to aggressively market our core transaction accounts, emphasizing our high-quality service and competitive pricing of these products while also making further investments in technology so that we can continue to deliver high-quality, innovative products and services to our customers.

Organically grow through loan production offices and through opportunistic bank or branch acquisitions. As a result of our new executive management team and increased relationship-based personnel, we expect to grow organically. In 2021, we opened a loan production office in Harrisburg (Dauphin County, Pennsylvania), and, following the offering, we expect to establish one to two additional loan production offices to support lending teams in our core markets such as Chester and Lancaster Counties, Pennsylvania. We estimate the cost of opening a loan production office would range between $350,000 to $450,000 for its first year of operation. However, no assurances can be given that actual expenses incurred would not be more or less than such estimate. We believe opening loan production offices is a more cost-effective method to expansion which can lead to the establishment of branch offices in the future if market conditions warrant. In addition to this organic growth, we will also consider acquisition opportunities of other financial institutions or specific branches of financial institutions that we believe would enhance the value of our franchise and yield potential financial benefits for our stockholders. We will seek to expand our presence in Chester, Lancaster, Dauphin, Lebanon and Cumberland Counties, Pennsylvania. However, we currently have no understandings or agreements with respect to acquiring any financial institutions or branch acquisitions.

Manage credit risk to maintain a low level of non-performing assets. We believe strong asset quality is a key to our long-term financial success. Our strategy for credit risk management focuses on having an experienced team of credit professionals, well-defined policies and procedures, conservative loan underwriting criteria and active credit monitoring. Our nonperforming assets to total assets ratio was 1.02% at December 31, 2020, compared to 1.43% at December 31, 2019. At December 31, 2020, the majority of our nonperforming assets were related to one- to four-family residential real estate loans. We will continue to increase our investment in our credit review function, both in experienced personnel as well as ancillary systems, as necessary, in order to be able to evaluate more complex loans and better manage credit risk, which will also support our intended loan growth.

These strategies are intended to guide our investment of the net proceeds of the offering. We intend to continue to pursue our business strategy after the conversion and the offering, subject to changes necessitated by future market conditions and other factors. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Business Strategy” for a further discussion of our business strategy.

Impact of COVID-19 Outbreak

During the first quarter of 2020, global financial markets experienced significant volatility resulting from the spread of a novel coronavirus known as COVID-19. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a National Public Health Emergency. The COVID-19 pandemic has restricted the level of economic activity in our market area. In response to the pandemic, the governments of the Commonwealth of Pennsylvania and of most other states have taken preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forego time outside of their homes, and ordering temporary closures of businesses that have been deemed to be non-essential. These measures have dramatically increased unemployment in the United States and have negatively impacted many businesses, and thereby threatened the repayment ability of some of our borrowers.

To address the economic impact of COVID-19 in the United States, the CARES Act was signed into law on March 27, 2020. The CARES Act included a number of provisions that affected us, including accounting relief for troubled debt restructurings (“TDRs”). The CARES Act also established the Paycheck Protection Program, or the PPP, through the SBA, which will allow us to lend money to small businesses to help maintain employee payrolls through the crisis with guarantees from the SBA. Under this program, loan amounts may be forgiven if the borrower maintains employee payrolls and meets certain other requirements. We are participating in this program in 2021. In addition, the Board of Governors of the Federal Reserve System, which we refer to as the “Federal Reserve Board,” took steps to bolster the economy by, among other things, reducing the federal funds rate and the discount-window borrowing rate to near zero.

In response to the COVID-19 pandemic during 2020, we implemented protocols and processes to help protect our employees, customers and communities. These measures included:

•	Operating our branches under a drive-through model with appointment-only lobby service, leveraging our business continuity plans and capabilities that included critical operations teams being divided and dispersed to separate locations and, when possible, having employees work from home. We also established a Pandemic Response team.

•	The safety and health of our staff and our customers is our highest priority. We installed plexiglass sneeze barriers in all teller areas, in each of our branch offices. Hand sanitizer is available at each of the teller stations/new accounts desks, and floors were marked to encourage customers to stay six feet apart. Facemasks are mandatory for all employees at work. All employees also have access to gloves, hand sanitizer, and disinfectant wipes while at work.

•	Offering assistance to our customers affected by the COVID-19 pandemic, which included payment deferrals, waiving certain fees, and suspending property foreclosures.

We implemented various consumer and commercial loan modification programs to provide our borrowers relief from the economic impacts of COVID-19. Based on guidance in the CARES Act and recent COVID-19 related legislation, COVID-19 related modifications to loans that were current as of December 31, 2019 are exempt from TDR classification under accounting principles generally accepted in the United States (“U.S. GAAP”) through the earlier of January 1, 2022, or 60 days after the national emergency concerning COVID-19 declared by the President of the United States terminates. In addition, the bank regulatory agencies issued interagency guidance stating that COVID-19 related short-term modifications (i.e., six months or less) granted to loans that were current as of the loan modification program implementation date are not TDRs.

During the year ended December 31, 2020, we granted short-term payment deferrals on 87 loans, totaling approximately $24.1 million in aggregate principal amount. As of December 31, 2020, 77 of these loans, totaling $20.5 million, had returned to normal payment status with 10 loans totaling $3.6 million remaining in deferral status as of such date.

Given the unprecedented uncertainty and rapidly evolving economic effects and social impacts of the COVID-19 pandemic, the future direct and indirect impact on our business, results of operations and financial condition are highly uncertain. Should current economic conditions persist or continue to deteriorate, we expect that this macroeconomic environment will have a continued adverse effect on our business and results of operations, which could include, but not be limited to: decreased demand for our products and services, protracted periods of lower interest rates, increased noninterest expenses, including operational losses, and increased credit losses due to deterioration in the financial condition of our consumer and commercial borrowers, including declining asset and collateral values, which may continue to increase our provision for credit losses and net charge-offs.

For additional information, see “Risk Factors—Risks Related to the COVID-19 Pandemic—The economic impact of the COVID-19 outbreak could adversely affect our financial condition and results of operations.”

Reasons for the Conversion and Offering

We believe the stock form of organization will provide us with access to additional resources to expand the products and services we offer our customers. Management believes that the additional capital raised in the offering will enable us to take advantage of business opportunities and over time grow to achieve economies of scale that may not otherwise be available to us, while being committed to remaining an independent community bank. Our primary reasons for converting and raising additional capital through the offering are to:

•	increase our capital to enhance our financial strength and to support existing and future lending and deposit growth;

•	enhance our lending capacity by increasing our regulatory lending limits;

•	attract and retain qualified personnel by enabling us to establish stock-based benefit plans for our management and employees that will give them an opportunity and greater incentive to share in our long-term growth and success;

•	enhance our community ties by providing depositors and members of our community with the opportunity to acquire an ownership interest in Prosper Bank; and

•	provide greater flexibility to structure and finance opportunities for expansion, including acquisitions of other financial institutions, although we have no current arrangements or agreements with respect to any such transactions.

As of December 31, 2020, Prosper Bank was considered “well capitalized” for regulatory purposes by compliance with the Community Bank Leverage ratio. As a result of the conversion, the proceeds from the stock offering will further improve our capital position.

See “The Conversion and Offering” for a more complete discussion of our reasons for conducting the conversion and offering.

How We Intend to Use the Proceeds From the Stock Offering

PB Bankshares will contribute at least 60% of the net proceeds of the offering to Prosper Bank. We anticipate that PB Bankshares will invest, at the minimum, midpoint, maximum and adjusted maximum of the offering range, approximately $10.0 million, $11.8 million, $13.7 million and $15.9 million, respectively, of the net proceeds from the stock offering in Prosper Bank. Of the remaining funds, we intend that PB Bankshares will loan funds to our employee stock ownership plan to fund the plan’s purchase of shares of common stock in the stock offering and retain the remainder of the net proceeds from the offering. Assuming we sell 2,100,000 shares of common stock in the stock offering, the midpoint of the offering range, and have net proceeds of $19.7 million, we anticipate that PB Bankshares will invest $11.8 million in Prosper Bank, loan $1.7 million to our employee stock ownership plan to fund its purchase of shares of common stock and retain the remaining $6.2 million of the net proceeds.

PB Bankshares may use the remaining funds that it retains for investments, to pay cash dividends (subject to compliance with regulatory requirements), to repurchase shares of common stock (subject to compliance with regulatory requirements), to expand our banking franchise by acquiring financial institutions as opportunities arise, or for other general corporate purposes. Prosper Bank may use the remaining net proceeds to fund new loans, enhance existing products and services and support the development of new products and services, invest in securities, or for general corporate purposes.

For more information on the proposed use of the proceeds from the offering, see “How We Intend to Use the Proceeds from the Offering.”

Terms of the Offering

We are offering between 1,785,000 shares and 2,415,000 shares of common stock to eligible depositors of Prosper Bank and to our tax-qualified employee stock ownership plan in a subscription offering. To the extent shares remain available, we may offer shares for sale in a community offering, with a preference given to natural persons and trusts of natural persons residing in Chester, Cumberland, Dauphin, Lancaster and Lebanon Counties in Pennsylvania. We may also offer for sale shares of common stock not purchased in the subscription offering or the community offering to the general public in a syndicated offering. The number of shares of common stock to be sold may be increased to up to 2,777,250 shares as a result of demand for the shares of common stock in the offering or changes in market conditions. Unless the number of shares of common stock offered is increased to more than 2,777,250 shares or decreased to less than 1,785,000 shares, or the offering is extended beyond July 30, 2021, subscribers will not have the opportunity to change or cancel their stock orders once submitted. If the offering is extended past July 30, 2021, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. All subscribers will be notified by mail sent to the address the subscriber provides on the stock order form they have submitted. If you do not respond during that period of time, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.05% per annum. If the number of shares to be sold is increased to more than 2,777,250 shares or decreased to less than 1,785,000 shares, all subscribers’ stock orders will be cancelled, their deposit account withdrawal authorizations will be cancelled and funds delivered for the purchase of shares of common stock in the offering will be returned promptly with interest at 0.05% per annum. We will give these subscribers an opportunity to place new orders for a specified period of time. All subscribers will be notified by mail sent to the address the subscriber provides on the stock order form they have submitted.

The purchase price of each share of common stock to be offered for sale in the offering is $10.00. All investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering. Piper Sandler & Co., our marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock but is not obligated to purchase any shares of common stock in the offering.

How We Determined the Offering Range and the $10.00 Per Share Stock Price

The amount of common stock we are offering for sale is based on an independent appraisal of the estimated market value of PB Bankshares, assuming the conversion and offering are completed. RP Financial, LC., our independent appraiser, has estimated that, as of February 5, 2021, this market value was $21.0 million. Based on federal regulations, this market value forms the midpoint of a valuation range with a minimum of $17.9 million and a maximum of $24.2 million. Based on this valuation and a $10.00 per share price, the number of shares of common stock being offered for sale by us will range from 1,785,000 shares to 2,415,000 shares. We may sell up to 2,777,250 shares of common stock because of demand for the shares or changes in market conditions without resoliciting subscribers. The $10.00 per share price was selected primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions.

The appraisal is based in part on Prosper Bank’s financial condition, results of operations and the pro forma effect of the additional capital raised by the sale of shares of common stock in the offering. The independent valuation is also based on an analysis of a peer group of publicly traded bank holding companies, savings and loan holding companies and savings banks that RP Financial, LC. considered comparable to PB Bankshares under regulatory guidelines applicable to the independent valuation. Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly-traded financial institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies must also be traded on an exchange (such as Nasdaq or the New York Stock Exchange). The peer group companies selected for PB Bankshares also consisted of fully-converted stock institutions that were not subject to an actual or rumored acquisition and that had been fully-converted for at least one year. RP Financial, LC. applied the following screen to the universe of all public companies that were eligible for consideration: an institution must have assets of less than $1.0 billion, a reported return on equity of less than 12% and positive reported earnings. In addition, RP Financial, LC. limited the peer group companies to the smallest (in terms of asset size) of 10 publicly-traded comparable stock institutions. The appraisal peer group consists of the following companies:

Company Name	Ticker Symbol	Exchange	Headquarters	Total Assets at December 31, 2020
				(in millions)
CBM Bancorp, Inc.	CBMB	NASDAQ	Baltimore, MD	$232	(1)
Cincinnati Bancorp, Inc.	CNNB	NASDAQ	Cincinnati, OH	232	(1)
Elmira Savings Bank	ESBK	NASDAQ	Elmira, NY	645
FFBW, Inc.	FFBW	NASDAQ	Brookfield, WI	286	(1)
HMN Financial, Inc.	HMNF	NASDAQ	Rochester, MN	910
Home Federal Bancorp, Inc. of Louisiana	HFBL	NASDAQ	Shreveport, LA	535
HV Bancorp, Inc.	HVBC	NASDAQ	Doylestown, PA	508	(1)
IF Bancorp, Inc.	IROQ	NASDAQ	Watseka, IL	713
Mid-Southern Bancorp, Inc.	MSVB	NASDAQ	Salem, IN	218	(1)
WVS Financial Corp.	WVFC	NASDAQ	Pittsburgh, PA	317

(1)	Assets as of September 30, 2020.

The following table presents a summary of selected pricing ratios for the peer group companies and for PB Bankshares (on a pro forma basis) utilized by RP Financial, LC. in its appraisal. These ratios are based on PB Bankshares’s book value, tangible book value and net income as of and for the twelve months ended December 31, 2020. The peer group ratios are based on the latest date for which complete financial data are publicly available and stock prices as of February 5, 2021. Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 39.1% on a price-to-book value basis, a discount of 40.4% on a price-to-tangible book value basis and a premium of 581.60% on a price-to-earnings basis. Compared to the median pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 39.5% on a price-to-book value basis, a discount of 40.1% on a price-to-tangible book value basis and a premium of 626.14% on a price-to-earnings basis.

	Price-to-core earnings Multiple(1)		Price-to-book value ratio	Price-to-tangible book value ratio
PB Bankshares (on a pro forma basis, assuming completion of the conversion):
Adjusted Maximum	199.04	x	61.65%	61.65%
Maximum	129.35	x	57.64	57.64
Midpoint	92.22	x	53.60	53.60
Minimum	66.43	x	49.00	49.00

Valuation of peer group companies, all of which are fully converted (on an historical basis):
Averages	13.53	x	87.98%	89.91%
Medians	12.70	x	88.66	89.54

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core” or recurring earnings on a trailing twelve-month basis for the twelve months ended December 31, 2020 for PB Bankshares and for the twelve months ended December 31, 2020 for the peer group companies.

The independent appraisal does not indicate trading market value. Do not assume or expect that our valuation as indicated in the appraisal means that after the conversion and offering the shares of our common stock will trade at or above the $10.00 per share purchase price. Furthermore, the pricing ratios presented in the appraisal were utilized by RP Financial, LC. to estimate our pro forma appraised value for regulatory purposes and not to compare the relative value of shares of our common stock with the value of the capital stock of the peer group. The value of the capital stock of a particular company may be affected by a number of factors such as financial performance, asset size and market location.

For a more complete discussion of the amount of common stock we are offering for sale and the independent appraisal, see “The Conversion and Offering—Determination of Share Price and Number of Shares to be Issued.”

Persons Who May Order Shares of Common Stock in the Offering

We are offering the shares of common stock in a subscription offering in the following descending order of priority:

(i)	first, to depositors with accounts at Prosper Bank with aggregate balances of at least $50 at the close of business on December 31, 2019;

(ii)	second, to our tax-qualified employee stock ownership plan, which will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock sold in the offering. We expect our employee stock ownership plan to purchase up to 8% of the shares of common stock sold in the offering;

(iii)	third, to depositors with accounts at Prosper Bank with aggregate balances of at least $50 at the close of business on March 31, 2021; and

(iv)	fourth, to depositors of Prosper Bank at the close of business on April 30, 2021.

Shares of common stock not purchased in the subscription offering may be offered for sale in a community offering, with a preference given to natural persons and trusts of natural persons residing in Chester, Cumberland, Dauphin, Lancaster and Lebanon Counties in Pennsylvania. The community offering may begin concurrently with, during or after the subscription offering. We also may offer for sale shares of common stock not purchased in the subscription offering or the community offering to the general public through a syndicated offering, which will be managed by Piper Sandler & Co. We have the right to accept or reject, in our sole discretion, orders received in the community offering or syndicated offering. Any determination to accept or reject stock orders in the community offering or the syndicated offering will be based on the facts and circumstances available to management at the time of the determination.

If we receive orders for more shares than we are offering, we may not be able to fully or partially fill your order. Shares will be allocated first to categories in the subscription offering. A detailed description of the subscription offering, the community offering and the syndicated offering, as well as a discussion regarding allocation procedures, can be found in the section of this prospectus entitled “The Conversion and Offering.”

Limits on How Much Common Stock You May Purchase

The minimum number of shares of common stock that may be purchased is 25.

Generally, no individual (or group of individuals exercising subscription rights through a single deposit account held jointly) may purchase more than 10,000 shares ($100,000) of common stock. If any of the following purchase shares of common stock, their purchases, in all categories of the offering combined, when combined with your purchases, cannot exceed 20,000 shares ($200,000) of common stock:

•	your spouse or relatives of you or your spouse who reside with you;

•	most companies, trusts or other entities in which you are a trustee, have a substantial beneficial interest or hold a senior position; or

•	other persons who may be your associates or persons acting in concert with you.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to the overall purchase limitation of 20,000 shares ($200,000). See the detailed descriptions of “acting in concert” and “associate” in the section of this prospectus entitled “The Conversion and Offering—Limitations on Common Stock Purchases.”

Subject to FDIC, Pennsylvania Department of Banking and Federal Reserve Board approval, we may increase or decrease the purchase limitations at any time. See the detailed description of the purchase limitations in the section of this prospectus entitled “The Conversion and Offering—Limitations on Common Stock Purchases.”

How You May Purchase Shares of Common Stock in the Subscription Offering and the Community Offering

In the subscription offering and community offering, you may pay for your shares only by:

•	personal check, bank check or money order made payable directly to PB Bankshares, Inc.; or

•	authorizing us to withdraw available funds from the types of Prosper Bank deposit accounts identified on the stock order form.

Please do not submit cash or wire transfers. Prosper Bank is not permitted to lend funds to anyone to purchase shares of common stock in the offering. Additionally, you may not use any type of third-party check to pay for shares of common stock. Funds received in the subscription and community offerings and, if applicable, the syndicated offering, will be held in a segregated account at Prosper Bank and will earn interest at 0.05% per annum until completion or termination of the offering. You may not authorize direct withdrawal from a Prosper Bank retirement account. See “—Using Retirement Account Funds to Purchase Shares of Common Stock in the Subscription and Community Offerings May Take Additional Time.”

You may subscribe for shares of common stock in the offering by delivering a signed and completed stock order form, together with full payment payable to PB Bankshares, Inc. or authorization to withdraw funds from one or more of your Prosper Bank deposit accounts, provided that the stock order form is received before 4:00 p.m., Eastern Time, on June 15, 2021. You may submit your stock order form and payment by mail using the stock order reply envelope provided, by overnight delivery to our Stock Information Center at the address noted on the stock order form or by hand-delivery to the drop box at Prosper Bank’s executive office located at 185 E. Lincoln Highway, Coatesville, Pennsylvania. Hand delivered stock order forms will only be accepted at this location. You may not deliver this form to our other banking offices. Please do not mail stock order forms to Prosper Bank’s offices. Once submitted, your order will be irrevocable unless the offering is terminated or is extended beyond July 30, 2021, or the number of shares of common stock to be sold is increased to more than 2,777,250 shares or decreased to less than 1,785,000 shares.

For a complete description of how to purchase shares in the stock offering, see “The Conversion and Offering—Procedure for Purchasing Shares.”

Using Retirement Account Funds to Purchase Shares of Common Stock in the Subscription and Community Offerings May Take Additional Time

You may be able to subscribe for shares of common stock using funds in your individual retirement account (“IRA”), or other retirement account. Because individual circumstances differ and the processing of retirement fund orders takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the June 15, 2021 offering deadline, for assistance with purchases using funds in your IRA or other retirement account held at Prosper Bank or elsewhere.

If you wish to purchase shares of common stock in the subscription or community offerings by using some or all of the funds in your IRA or other retirement account held at Prosper Bank, the applicable funds must be transferred to a self-directed account maintained by an independent custodian or trustee, such as a brokerage firm (not Prosper Bank), before you place your stock order. If you do not have such an account, you will need to establish one. An annual administrative fee may be payable to the independent custodian or trustee. As noted above, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the June 15, 2021 offering deadline due to timing constraints and, possible limitations imposed by the institution where the funds are held.

For a complete description of how to use IRA funds to purchase shares in the stock offering, see “The Conversion and Offering—Procedure for Purchasing Shares—Using Retirement Account Funds.”

You May Not Sell or Transfer Your Subscription Rights

Federal regulations prohibit you from transferring your subscription rights. If you order shares of common stock in the subscription offering, you will be required to state that you are purchasing the common stock for yourself and that you have no agreement or understanding to sell or transfer your subscription rights. We intend to take legal action against anyone who we believe has sold or transferred his or her subscription rights. In addition, we intend to advise the appropriate federal agencies of any person who we believe has sold or transferred his or her subscription rights. We will not accept your order if we have reason to believe that you have sold or transferred your subscription rights. When registering your stock purchase on the order form, you cannot add the name(s) of others for joint stock registration unless they are also named on the qualifying deposit account. Doing so may jeopardize your subscription rights. In addition, the stock order form requires that you list all qualifying accounts, giving all names on each account and the account number at the applicable eligibility date. Failure to provide this information, or providing incomplete or incorrect information, may result in a loss of part or all of your share allocation if there is an oversubscription.

Purchases by Executive Officers and Directors

We expect our directors and executive officers, together with their associates, to subscribe for 115,500 shares ($1.2 million) of common stock in the offering, representing 6.5% of shares to be sold at the minimum of the offering range. However, there can be no assurance that any individual director or executive officer, or the directors and executive officers as a group, will purchase any specific number of shares of our common stock. The purchase price paid by them will be the same $10.00 per share price paid by all other persons who purchase shares of common stock in the offering. Our directors and executive officers will be subject to the same minimum purchase requirements and purchase limitations as other participants in the offering set forth under “—Limits on How Much Common Stock You May Purchase.”

Purchases by our directors, executive officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the offering. Any purchases made by our directors or executive officers, or their associates, for the explicit purpose of meeting the minimum number of shares of common stock required to be sold to complete the offering will be made for investment purposes only and not with a view toward redistribution.

For more information on the proposed purchases of shares of common stock by our directors and executive officers, see “Subscriptions by Directors and Executive Officers.”

Deadline for Orders of Shares of Common Stock in the Subscription and Community Offerings

The deadline for submitting orders for shares of common stock in the subscription and community offerings is 4:00 p.m., Eastern Time, on June 15, 2021, unless we extend the subscription offering and/or the community offering. If you wish to purchase shares of common stock, a properly completed and signed original stock order form, together with full payment, must be received (not postmarked) by this time and date.

Although we will make reasonable attempts to provide this prospectus and offering materials to holders of subscription rights, the subscription offering and all subscription rights will expire at 4:00 p.m., Eastern Time, on June 15, 2021, whether or not we have been able to locate each person entitled to subscription rights.

For a complete description of the deadline for purchasing shares in the stock offering, see “The Conversion and Offering—Procedure for Purchasing Shares—Expiration Date.”

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

If we do not receive orders for at least 1,785,000 shares of common stock, we may take additional steps in order to sell the minimum number of shares of common stock in the offering range. Specifically, we may:

•	increase the purchase limitations; and/or

•	seek regulatory approval to extend the offering beyond July 30, 2021.

If we extend the offering past July 30, 2021, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. All subscribers will be notified by mail sent to the address the subscriber provides on the stock order form they have submitted. If you do not respond during that period of time, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.05% per annum from the date the stock order was processed. If one or more purchase limitations are increased, subscribers in the subscription offering who ordered the maximum amount will be, and in our sole discretion some other large subscribers may be, given the opportunity to increase their subscriptions up to the newly applicable limit.

Conditions to Completion of the Conversion

The board of trustees of Prosper Bank has approved the plan of conversion. In addition, the FDIC and the Pennsylvania Department of Banking have conditionally approved or non-objected to the conversion and the Federal Reserve Board and the Pennsylvania Department of Banking have conditionally approved our holding company application. We cannot complete the conversion unless:

•	the plan of conversion is approved by a majority of votes eligible to be cast by depositors of Prosper Bank as of April 30, 2021;

•	we have received orders for at least the minimum number of shares of common stock offered; and

•	we receive the final non-objection or approval required from the FDIC, the Federal Reserve Board and the Pennsylvania Department of Banking to complete the conversion and offering.

Any non-objection or approval by the FDIC, the Pennsylvania Department of Banking or the Federal Reserve Board does not constitute a recommendation or endorsement of the plan of conversion.

Our Dividend Policy

Our board of directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. However, no decision has been made with respect to the amount, if any, and timing of any dividend payments. See “Our Dividend Policy.”

Market for Common Stock

We anticipate that the common stock sold in the offering will be listed on the Nasdaq Capital Market under the symbol “PBBK” following the completion of the stock offering. Piper Sandler & Co. currently intends to make a market in the shares of our common stock, but is under no obligation to do so. See “Market for the Common Stock.”

Delivery of Shares of Common Stock

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin the day following the completion of the conversion and offering. The conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described above in “—Conditions to Completion of the Conversion.” Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers may not be able to sell the shares of common stock that they purchased in the offering, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Possible Change in the Offering Range

RP Financial, LC. will update its appraisal before we complete the offering. If, as a result of demand for the shares or changes in market conditions, RP Financial, LC. determines that our pro forma market value has increased, we may sell up to 2,777,250 shares in the offering without further notice to you. If our pro forma market value at that time is either below $17.9 million or above $27.8 million, then, after consulting with the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, we may:

•	terminate the stock offering, cancel deposit account withdrawal authorizations and promptly return all funds received in the offering with interest at 0.05% per annum;

•	set a new offering range; or

•	take such other actions as may be permitted by the FDIC, the Pennsylvania Department of Banking, the Federal Reserve Board, the Financial Industry Regulatory Authority and the Securities and Exchange Commission.

If we set a new offering range, we will promptly return funds, with interest at 0.05% per annum for funds received in the offering, cancel deposit account withdrawal authorizations and commence a resolicitation. In connection with the resolicitation, we will notify subscribers by mail sent to the address the subscriber provides on the stock order form they have submitted of their right to place a new stock order for a specified period of time.

Possible Termination of the Offering

We may terminate the offering at any time prior to the special meeting of depositors of Prosper Bank that is being called to vote on the conversion, and at any time after depositor approval with the concurrence of the FDIC, the Federal Reserve Board and the Pennsylvania Department of Banking. In addition, we must sell a minimum of 1,785,000 shares to complete the offering. If we terminate the offering, we will promptly return funds, as described above.

Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion

We expect our employee stock ownership plan, which is a tax-qualified retirement plan for the benefit of all of our employees being established in connection with the conversion and stock offering, to purchase up to 8% of the shares of common stock that we sell in the offering. Purchases by the employee stock ownership plan in the offering will be included in determining whether the required minimum number of shares have been sold in the offering. If Eligible Account Holders subscribe for all of our common stock being sold in the offering, no shares will be available for our tax-qualified employee benefit plans and if market conditions warrant, in the judgment of the plan’s trustee, our employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion.

We also intend to implement one or more stock-based benefit plans after completion of the conversion. Stockholder approval of these plans will be required, and the stock-based benefit plans cannot be implemented until at least six months after the completion of the conversion pursuant to applicable federal regulations. If adopted within 12 months following the completion of the conversion, federal conversion regulations would allow for the stock-based benefit plans to reserve a number of shares of common stock equal to not more than 4% of the shares sold in the offering, or up to 111,090 shares of common stock at the adjusted maximum of the offering range, for restricted stock awards to key employees and directors, at no cost to the recipients. If adopted within 12 months following the completion of the conversion, the stock-based benefit plans would also be permitted to reserve a number of shares equal to not more than 10% of the shares of common stock sold in the offering, or up to 277,725 shares of common stock at the adjusted maximum of the offering range, for the exercise of stock options granted to key employees and directors. If the stock-based benefit plans are adopted after 12 months from the date of the completion of the conversion, the 4% and 10% limitations described above would no longer apply, and we may adopt stock-based benefit plans encompassing more than 388,815 shares of our common stock assuming the adjusted maximum of the offering range. We have not yet determined whether we will present these plans for stockholder approval within or after 12 months following the completion of the conversion.

If 4% of the shares of common stock sold in the conversion are awarded under a stock-based benefit plan and come from authorized but unissued shares of common stock, stockholders would experience dilution of up to 3.85% of their ownership interest of PB Bankshares, Inc. If 10% of the shares of common stock sold in the conversion are issued upon the exercise of options granted under a stock-based benefit plan and come from authorized but unissued shares of common stock, stockholders would experience dilution of 9.09% of their ownership interest in PB Bankshares, Inc.

The following table summarizes the number of shares of common stock and aggregate dollar value of grants that would be available under one or more stock-based benefit plans if such plans are adopted within one year following the completion of the conversion and the offering. The table shows the dilution to stockholders if all these shares are issued from authorized but unissued shares, instead of repurchased shares. The table also sets forth the number of shares of common stock to be acquired by the employee stock ownership plan for allocation to all employees. A portion of the stock grants shown in the table below may be made to non-management employees.

	Number of Shares to be Granted or Purchased (1)			Dilution	Value of Grants (2)
	At Minimum of Offering Range	At Adjusted Maximum of Offering Range	As a Percentage of Common Stock to be Issued	Resulting From Issuance of Shares for Stock Benefit Plans	At Minimum of Offering Range	At Adjusted Maximum of Offering Range
					(In thousands)
Employee stock ownership plan	142,800	222,180	8.00%	n/a (3)	$1,428	$2,222
Stock awards	71,400	111,090	4.00	3.85%	714	1,111
Stock options	178,500	277,725	10.00	9.09%	566	880
Total	392,700	610,995	22.00%	12.28%	$2,708	$4,213

(1)	The stock-based benefit plans may award a greater number of options and shares, respectively, if the plans are adopted and approved by stockholders more than 12 months after the completion of the conversion.

(2)	The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $10.00 per share. The fair value of stock options has been estimated at $3.17 per option using the Black-Scholes option pricing model with the following assumptions: a grant-date share price and option exercise price of $10.00; dividend yield of 0%; an expected option life of 10 years; a risk-free interest rate of 0.93%; and a volatility rate of 22.94%. The actual expense of stock options granted under a stock-based benefit plan will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted, which may or may not be the Black-Scholes model.

(3)	Represents the dilution of stock ownership interest. No dilution is reflected for the employee stock ownership plan because these shares are assumed to be purchased in the offering.

Tax Consequences

Prosper Bank and PB Bankshares have received an opinion of counsel, Luse Gorman, PC, regarding the material federal income tax consequences of the conversion, including an opinion that it is more likely than not that the fair market value of the nontransferable subscription rights to purchase the common stock will be zero and, accordingly, no gain or loss will be recognized by depositors upon the distribution to them of the nontransferable subscription rights to purchase the common stock and no taxable income will be realized by depositors as a result of the exercise of the nontransferable subscription rights. Prosper Bank and PB Bankshares have also received an opinion of S.R. Snodgrass, P.C. regarding the material Pennsylvania state tax consequences of the conversion. As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to Prosper Bank, PB Bankshares or persons eligible to subscribe in the subscription offering. See the section of this prospectus entitled “Taxation” for additional information regarding taxes.

Emerging Growth Company Status

We qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). For as long as we are an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies. See “Risk Factors—Risks Related to Laws and Regulations—We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors” and “Regulation and Supervision—Emerging Growth Company Status.”

An emerging growth company may elect to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies, but must make such election when the company is first required to file a registration statement. We have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We could remain an emerging growth company for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three-year period.

Important Risks in Owning PB Bankshares’s Common Stock

An investment in our common stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these and other risks under “Risk Factors” beginning on page 19, prior to investing in our common stock. Some of the more significant risks include the following:

•	The economic impact of the COVID-19 outbreak could adversely affect our financial condition and results of operations;

•	We intend to increase the origination of commercial real estate loans. These loans involve credit risks that could adversely affect our financial condition and results of operations;

•	We intend to increase the origination of commercial and industrial loans secured by accounts receivable, inventory, equipment or other business assets, the deterioration in value of which could increase the potential for future losses;

•	Our non-owner-occupied real estate loans may expose us to increased credit risk;

•	A portion of our loan portfolio consists of loan participations. Loan participations may have a higher risk of loss than loans we originate when we are not the lead lender and we have limited control over credit monitoring;

•	We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability;

•	If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease;

•	Our business may be adversely affected by credit risk associated with residential property;

•	Our business strategy includes loan growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues;

•	A continuation of the historically low interest rate environment and the possibility that we may access higher-cost funds to support our loan growth and operations may adversely affect our net interest income and profitability;

•	Strong competition within our market areas may limit our growth and profitability;

•	Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations;

•	The future price of our common stock may be less than the purchase price in the stock offering;

•	There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock;

•	You may not receive dividends on our common stock; and

•	Our stock-based benefit plans will increase our expenses, which will reduce our net income.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have questions regarding the conversion or offering, please call our Stock Information Center. The telephone number is (844) 302-2265. The Stock Information Center is open Monday through Friday between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on bank holidays.

RISK FACTORS

You should consider carefully the following risk factors, in addition to general economic and business risks and all other information in this prospectus, in evaluating an investment in our common stock. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and could cause the trading price of our common stock to decline, which could cause you to lose all or part of your investment.

Risks Related to the COVID-19 Pandemic

The economic impact of the COVID-19 outbreak could adversely affect our financial condition and results of operations.

In December 2019, a coronavirus (COVID-19) was reported in China, and, in March 2020, the World Health Organization declared it a pandemic. On March 12, 2020 the President of the United States declared the COVID-19 outbreak in the United States a national emergency. The COVID-19 pandemic has caused significant economic dislocation in the United States as many state and local governments ordered non-essential businesses to close and residents to shelter in place at home, including the Commonwealth of Pennsylvania. During the second half of 2020, some of these restrictions were removed and some non-essential businesses were allowed to re-open in a limited capacity, adhering to social distancing and disinfection guidelines. It is not clear when the pandemic will abate. This crisis has resulted in an unprecedented slow-down in economic activity and a related increase in unemployment. Since the COVID-19 outbreak, millions of people filed claims for unemployment, and the stock market experienced extreme volatility. In response to the COVID-19 outbreak, the Federal Reserve Board has reduced the benchmark Fed funds rate to a target range of 0% to 0.25%, and the yields on 10 and 30-year treasury notes declined to historic lows. Certain Federal and state agencies are requiring lenders to provide forbearance and other relief to borrowers (e.g., waiving late payment and other fees). The federal banking agencies have encouraged financial institutions to prudently work with affected borrowers and recently passed legislation has provided relief from reporting loan classifications due to modifications related to the COVID-19 outbreak. Limitations have been placed on our ability to foreclose on properties during the pandemic. Certain industries have been particularly hard-hit, including the travel and hospitality industry, the restaurant industry and the retail industry. Finally, the spread of the coronavirus has caused us to modify our business practices, including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences. We may take further actions as may be required by government authorities or that we determine are in the best interests of our employees, customers and business partners.

Additionally, we are a participating lender in the PPP under the CARES Act beginning in 2021. Under the PPP, small businesses may, subject to certain regulatory requirements, obtain low interest rate (1%), government-guaranteed SBA loans. These loans may be forgiven if the funds are used for designated expenses and meet certain designated requirements. If our borrowers fail to qualify for PPP loan forgiveness, or if the PPP loans are not fully guaranteed by the US government or if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced the PPP loans, we risk holding loans with unfavorable terms and may experience losses related to our PPP loans.

Given the ongoing and dynamic nature of the circumstances, we cannot predict the impact of the COVID-19 outbreak on our business and on our prospects, although we expect our net interest income and net interest margin will be adversely affected. The extent of such impact will depend on future developments, which are highly uncertain, including when the pandemic can be controlled and abated and when and how the economy may be fully reopened. As the result of the COVID-19 pandemic and the related adverse economic consequences, we could be subject to any of the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, prospects and results of operations:

•	demand for our products and services may decline, making it difficult to grow assets and income;

•	if the economy is unable to fully reopen, and high levels of unemployment continue for an extended period of time, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income;

•	collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase;

•	our allowance for loan losses may have to be increased if borrowers experience financial difficulties beyond forbearance periods or if the federal government fails to guarantee or forgive our customers’ PPP loans, which will adversely affect our net income;

•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments to us;

•	as the result of the decline in the Federal Reserve Board’s target federal funds rate to near 0%, the yield on our assets may continue to decline to a greater extent than the decline in our cost of interest-bearing liabilities, reducing our net interest margin and spread and reducing net income;

•	it may be challenging to grow our core business if the recovery from the economic impact caused by COVID-19 is slow or unpredictable;

•	our cyber security risks are increased as the result of an increase in the number of employees working remotely;

•	we rely on third party vendors for certain services and the unavailability of a critical service due to the COVID-19 outbreak could have an adverse effect on us; and

•	FDIC premiums may increase if the agency experiences additional resolution costs.

Moreover, our future success and profitability substantially depends on the management skills of our executive officers and trustees, some of whom have held officer and trustee positions with us for many years. The unanticipated loss or unavailability of key employees due to the outbreak could harm our ability to operate our business or execute our business strategy. We may not be successful in finding and integrating suitable successors in the event of key employee loss or unavailability.

Any one or a combination of the factors identified above could negatively impact our business, financial condition and results of operations and prospects.

Risks Related to our Lending Activities

We intend to increase the origination of commercial real estate loans. These loans involve credit risks that could adversely affect our financial condition and results of operations.

At December 31, 2020, commercial real estate loans totaled $59.5 million, or 31.4% of our total loan portfolio. Given their larger balances and the complexity of the underlying collateral, commercial real estate loans generally have more risk than the owner-occupied one- to four-family residential real estate loans we originate. Because the repayment of commercial real estate loans depends on the successful management and operation of the borrower’s properties or related businesses, repayment of such loans can be affected by adverse conditions in the local real estate market or economy. The adverse effects of the COVID-19 pandemic could adversely impact the value of properties securing the loan or the revenues from the borrower’s business, thereby increasing the risk of non-performing loans. If we foreclose on these loans, our holding period for the collateral typically is longer than for a one- to four-family residential property because there are fewer potential purchasers of the collateral. In addition, commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential loans. Accordingly, charge-offs on commercial real estate loans may be larger on a per loan basis than those incurred with our residential or consumer loan portfolios.

As our commercial real estate loan portfolio increases, the corresponding risks and potential for losses from these loans may also increase, which would adversely affect our business, financial condition and results of operations.

We intend to increase the origination of commercial and industrial loans secured by accounts receivable, inventory, equipment or other business assets, the deterioration in value of which could increase the potential for future losses.

At December 31, 2020, $11.8 million, or 6.2% of our total loan portfolio, was comprised of commercial and industrial loans and variable lines of credit to a variety of small and medium-sized businesses in our market area collateralized by general business assets including, among other things, accounts receivable and inventory. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a per loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as inventory, which may decline in value more rapidly than we anticipate, or may be difficult to market and sell, exposing us to increased credit risk. Significant adverse changes in the economy or local market conditions in which our commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets, resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations.

Our non-owner-occupied real estate loans may expose us to increased credit risk.

At December 31, 2020, $60.4 million, or 31.9% of our total loan portfolio, consisted of loans secured by non-owner-occupied real estate properties. At December 31, 2020, all of our non-owner-occupied real estate loans were performing in accordance with their repayment terms with the exception of four loans totaling $907,000. Loans secured by non-owner-occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner occupied properties because repayment of such loans depend primarily on the tenant’s continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner-occupied properties is often below that of owner-occupied properties due to lenient property maintenance standards that negatively impact the value of the collateral properties. Furthermore, some of our non-owner-occupied real estate loan borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one credit relationship may expose us to a greater risk of loss compared to an adverse development with respect to an owner-occupied residential mortgage loan.

A portion of our loan portfolio consists of loan participations. Loan participations may have a higher risk of loss than loans we originate when we are not the lead lender and we have limited control over credit monitoring.

We purchase commercial real estate and commercial and industrial loan participations secured by properties primarily in the Commonwealth of Pennsylvania in which we are not the lead lender. Loan participations may have a higher risk of loss than loans we originate because we rely on the lead lender to monitor the performance of the loan. Moreover, our decisions regarding the classification of a loan participation and loan loss provisions associated with a loan participation are made in part based upon information provided by the lead lender. A lead lender also may not monitor a participation loan in the same manner as we would for loans that we originate. At December 31, 2020, our loan participations where we are not the lead lender totaled $9.0 million, or 4.8% of our total loan portfolio, and included $6.9 million in commercial real estate loans and $1.3 million in commercial and industrial loans. At December 31, 2020, no loan participations were delinquent. If our underwriting of these participation loans is not sufficient, our non-performing loans may increase and our earnings may decrease.

We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

At December 31, 2020, approximately $173.3 million, or 91.5%, of our total loan portfolio, was secured by real estate, most of which is located in our primary lending market area, Chester, Lancaster, Lebanon, Dauphin and Cumberland Counties, Pennsylvania and surrounding areas. The COVID-19 pandemic has caused a severe economic downturn in the U.S. economy. Unemployment in Pennsylvania was at 6.7% as of December 31, 2020. Future declines in the real estate values in our primary lending markets and surrounding markets as a result of the economic downturn could significantly impair the value of the particular collateral securing our loans and our ability to sell the collateral upon foreclosure for an amount necessary to satisfy the borrower’s obligations to us. Changes in agreements or relationships between the United States and other countries may also adversely affect our borrowers. This could require increasing our allowance for loan losses to address the decrease in the value of the real estate securing our loans, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Unlike larger financial institutions that are more geographically diversified, our profitability depends primarily on the general economic conditions in our primary market area. Local economic conditions have a significant impact on our residential real estate, commercial real estate, construction, commercial and industrial and consumer lending, including, the ability of borrowers to repay these loans and the value of the collateral securing these loans.

Economic conditions in our primary market area have recently been adversely affected by the COVID-19 pandemic and further deterioration in economic conditions could result in the following consequences, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations:

•	demand for our products and services may decrease;

•	loan delinquencies, problem assets and foreclosures may increase;

•	collateral for loans, especially real estate, may decline in value, thereby reducing customers’ future borrowing power, and reducing the value of assets and collateral associated with existing loans;

•	the value of our securities portfolio may decrease; and

•	the net worth and liquidity of loan guarantors may decrease, thereby impairing their ability to honor commitments made to us.

Moreover, a significant decline in general economic conditions, caused by inflation, acts of terrorism, an outbreak of hostilities or other international or domestic calamities or other factors beyond our control could further impact these local economic conditions and could further negatively affect our financial performance. In addition, deflationary pressures, while possibly lowering our operating costs, could have a significant negative effect on our borrowers, especially our business borrowers, and the values of underlying collateral securing loans, which could negatively affect our financial performance.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings could decrease.

We make various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of our loans. In determining the amount of the allowance for loan losses, we review our loans and our loss and delinquency experience, and we evaluate economic conditions. If our assumptions or the results of our analyses are incorrect, our allowance for loan losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in additions to our allowance. In addition, our emphasis on loan growth and on increasing our portfolio of commercial real estate and commercial and industrial loans, as well as any future credit deterioration, including as a result of COVID-19, could require us to increase our allowance for loan losses in the future. At December 31, 2020, our allowance for loan losses was 1.51% of total loans and 101.39% of nonperforming loans. Material additions to our allowance would materially decrease our net income.

The Financial Accounting Standards Board has delayed the effective date of the implementation of Current Expected Credit Losses, or CECL, standard. CECL will be effective for Prosper Bank on January 1, 2023. CECL will require financial institutions to determine periodic estimates of lifetime expected credit losses on loans, and recognize the expected credit losses as allowances for credit losses. This will change the current method of providing allowances for loan losses that are incurred or probable, which would likely require us to increase our allowance for credit losses, and to greatly increase the types of data we would need to collect and review to determine the appropriate level of the allowance for credit losses.

In addition, bank regulators periodically review our allowance for loan losses and, as a result of such reviews, we may be required to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs as a result of such review or otherwise may have a material adverse effect on our financial condition and results of operations.

Uncertainties associated with increased commercial loan originations may result in errors in judging collectability, which may lead to additional provisions for loan losses or charge-offs, which would negatively affect our operations.

Increasing commercial loan originations would likely require us to lend to borrowers with which we have limited experience. Accordingly, we would not have a significant payment history pattern with which to judge future collectability. Further, newly originated loans have not been subjected to unfavorable economic conditions. As a result, it may be difficult to predict the future performance of newly originated loans. These loans may have delinquency or charge-off levels above our recent historical experience, which could adversely affect our future performance.

The level of our commercial real estate loan portfolio may subject us to additional regulatory scrutiny.

The FDIC and the other federal bank regulatory agencies have promulgated joint guidance on sound risk management practices for financial institutions with concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (i) total reported loans for construction, land acquisition and development, and other land represent 100% or more of total capital, or (ii) total reported loans secured by multifamily and non-farm residential properties, loans for construction, land acquisition and development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. Based on these factors, we have concluded that we do not currently have a concentration in multifamily and commercial real estate lending, as such loans represent 212% of total bank capital as of December 31, 2020, but based on our business plan, we could have such a concentration risk in the future. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or in an abundance of caution). The purpose of the guidance is to guide banks in developing risk management practices and determining capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us or that may result in the curtailment of our commercial real estate and multi-family lending that would adversely affect our loan originations and profitability.

A portion of our loan portfolio consists of construction loans, which may expose us to increased credit risk.

At December 31, 2020, $8.7 million, or 4.6% of our total loan portfolio, consisted of construction loans. As part of our business strategy, we expect that construction loans will increase both in total amount and as a percentage of our loan portfolio. Construction lending is generally considered to involve a higher degree of risk than single-family permanent mortgage lending because funds are advanced upon the collateral for the project based on an estimate of the costs that will produce a future value at completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the completed project loan-to-value ratio. With regard to loans originated to builders for speculative projects, changes in the demand, such as for new housing and higher than anticipated building costs, may cause actual results to vary significantly from those estimated. A downturn in the housing, or the real estate market, could increase loan delinquencies, defaults, and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure.

In addition, during the term of many of our construction loans granted to builders who are building residential units for sale, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result, these loans often involve the disbursement of funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of a completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costly to monitor. Increases in market rates of interest may have a more pronounced effect on construction loans by rapidly increasing the end-purchasers' borrowing costs, thereby reducing the overall demand for the project. Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which also complicates the process of working out problem construction loans. This may require us to advance additional funds and/or contract with another builder to complete construction. Furthermore, in the case of speculative construction loans, there is an added risk associated with identifying an end-purchaser for the finished project.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2020, $106.4 million, or 56.2%, of our total loan portfolio, was secured by one- to four-family real estate. One- to four-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. A decline in residential real estate values as a result of a downturn in the Pennsylvania housing market could reduce the value of the real estate collateral securing these types of loans. As a result, we have increased risk that we could incur losses if borrowers default on their loans because we may be unable to recover all or part of the defaulted loans by selling the real estate collateral. In addition, if borrowers sell their homes, they may be unable to repay their loans in full from the sale proceeds.

Additionally, while we do not have a specific subprime program targeted at customers with weakened credit histories, we do have loans in our portfolio that have characteristics associated with “subprime loans” (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios). These loans have higher risk underwriting characteristics and generally expose us to greater risk of non-payment and loss than our typical our one- to four-family residential loans. At December 31, 2020, we had $9.6 million outstanding in subprime first and second residential mortgages of which $667,000 were on non-accrual and $101,000 in subprime home equity lines of credit of which none were on non-accrual.

For these reasons, we may experience higher rates of delinquencies, defaults and losses on our residential mortgage loans.

Risks Related to our Business Strategy

Our business strategy includes loan growth, and our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy primarily focuses on loan growth, funded by deposits. Achieving such growth may require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, the level of competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached. Furthermore, there can be considerable costs involved in opening branches and expanding lending capacity, and generally a period of time is required to generate the necessary revenues to offset these costs, especially in areas in which we do not have an established presence. Accordingly, any such business expansion can be expected to negatively impact our earnings until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in the opening of new branches or loan production offices.

We depend on our management team and other key personnel to implement our business strategy and execute successful operations and we could be harmed by the loss of their services or the inability to hire additional personnel.

We depend on the services of the members of our senior management team who direct our strategy and operations. Our executive officers and lending personnel possess substantial expertise, extensive knowledge of our markets and key business relationships, and have been integral in the restructuring of our operations, including the implementation of a more aggressive sales culture within our institution. Any one of them could be difficult to replace. Our loss of these persons, or our inability to hire additional qualified personnel, could impact our ability to implement our business strategy and could have a material adverse effect on our results of operations and our ability to compete in our markets. See “Management.”

Risks Related to Market Interest Rates

A continuation of the historically low interest rate environment and the possibility that we may access higher-cost funds to support our loan growth and operations may adversely affect our net interest income and profitability.

In recent years the Federal Reserve Board’s policy has been to maintain interest rates at historically low levels through its targeted federal funds rate and the purchase of mortgage-backed securities. Our ability to reduce our interest expense may be limited at current interest rate levels while the average yield on our interest-earning assets may continue to decrease, and our interest expense may increase as we access non-core funding sources or increase deposit rates to fund our operations. A continuation of a low interest rate environment or an increase in our cost of funds may adversely affect our net interest margin and net interest income, which would have an adverse effect on our profitability.

Future changes in interest rates could negatively affect our operating results and asset values.

Net income is the amount by which net interest income and noninterest income exceed noninterest expense and the provision for loan losses. Net interest income makes up a majority of our income and is based on the difference between:

•	the interest income we earn on interest-earning assets, such as loans and securities; and

•	the interest expense we pay on interest-bearing liabilities, such as deposits and borrowings.

The rates we earn on our assets and the rates we pay on our liabilities are generally fixed for a contractual period of time. Like many savings institutions, our liabilities generally have shorter contractual maturities than our assets. This imbalance can create significant earnings volatility because market interest rates change over time. In a period of rising interest rates, the interest income we earn on our assets may not increase as rapidly as the interest we pay on our liabilities. Furthermore, increases in interest rates may adversely affect our ability to originate loans and/or the ability of our borrowers to make loan repayments on adjustable-rate loans, as the interest owed on such loans would increase as interest rates increase. In a period of declining interest rates, the interest income we earn on our assets may decrease more rapidly than the interest we pay on our liabilities, as borrowers prepay mortgage loans, and mortgage-backed securities and callable securities are called, requiring us to reinvest those cash flows at lower interest rates.

In addition, changes in interest rates can affect the average life of loans and mortgage-backed and related securities. A decline in interest rates generally results in increased prepayments of loans and mortgage-backed and related securities as borrowers refinance their debt to reduce their borrowing costs. This creates reinvestment risk, which is the risk that we may not be able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Furthermore, an inverted interest rate yield curve, where short-term interest rates (which are usually the rates at which financial institutions borrow funds) are higher than long-term interest rates (which are usually the rates at which financial institutions lend funds for fixed-rate loans) can reduce a financial institution’s net interest margin and create financial risk for financial institutions that originate longer-term, fixed rate mortgage loans.

Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our financial condition, liquidity and results of operations. Changes in the level of interest rates also may negatively affect the value of our assets and ultimately affect our earnings.

We monitor interest rate risk through the use of simulation models, including estimates of the amounts by which the fair value of our assets and liabilities (our economic value of equity or “EVE”) and our net interest income would change in the event of a range of assumed changes in market interest rates. As of December 31, 2020, in the event of an instantaneous 100 basis point increase in interest rates, we estimate that we would experience a 4.8% decrease in EVE and a 5.0% increase in net interest income. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Prosper Bank—Management of Market Risk.”

Risks Related to Competitive Matters

Strong competition within our market areas may limit our growth and profitability.

Competition in the banking and financial services industry is intense. In our market area, we compete with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, mutual funds, insurance companies, and securities brokerage firms and unregulated or less regulated non-banking entities, operating locally and elsewhere. Many of these competitors have substantially greater resources and higher lending limits than we have and offer certain services that we do not or cannot provide. If we must raise interest rates paid on deposits or lower interest rates charged on our loans, our net interest margin and profitability could be adversely affected. In addition, some of our competitors offer loans with lower interest rates on more attractive terms than loans we offer. Competition also makes it increasingly difficult and costly to attract and retain qualified employees. Our profitability depends upon our continued ability to successfully compete in our market area.

The financial services industry could become even more competitive as a result of new legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services as well as better pricing for those products and services than we can. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. For additional information see “Business of Prosper Bank—Market Area” and “—Competition.”

Our asset size may make it more difficult for us to compete.

Our asset size may make it more difficult to compete with other financial institutions that are larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings may also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base may make it difficult to generate meaningful noninterest income from non-traditional banking activities. Finally, as a smaller institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

Risks Related to Laws and Regulations

Changes in laws and regulations and the cost of regulatory compliance with new laws and regulations may adversely affect our operations and/or increase our costs of operations.

Prosper Bank is subject to extensive regulation, supervision and examination by the Pennsylvania Department of Banking and the FDIC, and PB Bankshares will be subject to extensive regulation, supervision and examination by the Federal Reserve Board. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the federal deposit insurance fund and the depositors and borrowers of Prosper Bank, rather than for our stockholders.

Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. These regulations, along with existing tax, accounting, securities, insurance and monetary laws, rules, standards, policies, and interpretations, control the methods by which financial institutions conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations. Further, changes in accounting standards can be both difficult to predict and involve judgment and discretion in their interpretation by us and our independent accounting firms. These changes could materially impact, potentially even retroactively, how we report our financial condition and results of operations.

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions.

The USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the U.S. Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions, including restrictions on pursuing acquisitions or establishing new branches. The policies and procedures we have adopted that are designed to assist in compliance with these laws and regulations may not be effective in preventing violations of these laws and regulations.

The Federal Reserve Board may require us to commit capital resources to support Prosper Bank, and we may not have sufficient access to such capital resources.

Federal law requires that a holding company act as a source of financial and managerial strength to its subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve Board may require a holding company to make capital injections into a troubled subsidiary bank and may charge the holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the holding company may not have the resources to provide it and therefore may be required to attempt to borrow the funds or raise capital. Any loans by a holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by PB Bankshares to make a required capital injection becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations. Moreover, it is possible that we will be unable to borrow funds when we need to do so.

Monetary policies and regulations of the Federal Reserve Board could adversely affect our business, financial condition and results of operations.

In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve Board. An important function of the Federal Reserve Board is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve Board to implement these objectives are open market purchases and sales of U.S. government securities, adjustments of the discount rate and changes in banks’ reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to do so in the future. The effects of such policies upon our business, financial condition and results of operations cannot be predicted.

We may be required to raise additional capital in the future, but that capital may not be available when it is needed, or it may only be available on unacceptable terms, which could adversely affect our financial condition and results of operations.

We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We may at some point, however, need to raise additional capital to support continued growth or be required by our regulators to increase our capital resources. Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside of our control, and on our financial performance. Accordingly, we may not be able to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations and pursue our growth strategy could be materially impaired and our financial condition and liquidity could be materially and adversely affected. In addition, if we are unable to raise additional capital when required by our bank regulators, we may be subject to adverse regulatory action.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As an emerging growth company, we also will not be subject to Section 404(b) of the Sarbanes-Oxley Act, which would require that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. We have also elected to use the extended transition period to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.07 billion in non-convertible debt during the preceding three-year period.

As a result, our stockholders may not have access to certain information they may deem important, and investors may find our common stock less attractive if we choose to rely on these exemptions. This could result in a less active trading market for our common stock and the price of our common stock may be more volatile.

We qualify as a smaller reporting company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to smaller reporting companies could make our common stock less attractive to investors.

We are a smaller reporting company, and, for as long as we continue to qualify as a smaller reporting company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to smaller reporting companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and two years of audited financial statements in our annual report instead of three years. As long as we are a smaller reporting company that is also not an accelerated filer, we will not be subject to Section 404(b) of the Sarbanes-Oxley Act, which requires that our independent auditors review and attest as to the effectiveness of our internal control over financial reporting. In addition, as a non-accelerated filer, we will have longer deadlines to file our periodic reports with the Securities and Exchange Commission.

We would remain a smaller reporting company for so long as our voting and non-voting equity held by non-affiliates (“public float”) is less than $250 million or our annual revenues are less than $100 million and our public float is less than $700 million. We would also not become an accelerated filer if our public float is less than $75 million or our annual revenues are less than $100 million. Public float is determined each year as of the end of a company’s second fiscal quarter applicable at the end of the fiscal year involved.

As a result of our smaller reporting company status and our likely initial status as a non-accelerated filer, our stockholders may not have access to certain information they may deem important, and investors may find our common stock less attractive if we choose to rely on these exemptions. This could result in a less active trading market for our common stock and the price of our common stock may be more volatile.

Risks Related to Operational Matters

We face significant operational risks because of our reliance on technology. Our information technology systems may be subject to failure, interruption or security breaches.

Information technology systems are critical to our business. Our business requires us to collect, process, transmit and store significant amounts of confidential information regarding our customers, employees and our own business, operations, plans and business strategies. We use various technology systems to manage our customer relationships, general ledger, securities investments, deposits, and loans. Our computer systems, data management and internal processes, as well as those of third parties, are integral to our performance. Our operational risks include the risk of malfeasance by employees or persons outside our company, errors relating to transaction processing and technology, systems failures or interruptions, breaches of our internal control systems and compliance requirements, and business continuation and disaster recovery. There have been increasing efforts by third parties to breach data security at financial institutions. Such attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information, damages to systems, or other material disruptions to network access or business operations. Although we take protective measures and believe that we have not experienced any of the data breaches described above, the security of our computer systems, software, and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses, or other malicious code and cyber-attacks that could have an impact on information security. Because the techniques used to cause security breaches change frequently, we may be unable to proactively address these techniques or to implement adequate preventative measures.

In the event of a breakdown in our internal control systems, improper operation of systems or improper employee actions, or a breach of our security systems, including if confidential or proprietary information were to be mishandled, misused or lost, we could suffer financial loss, loss of customers and damage to our reputation, and face regulatory action or civil litigation. Any of these events could have a material adverse effect on our financial condition and results of operations. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits.

We rely on third party vendors, which could expose us to additional cybsersecurity risks.

Third party vendors provide key components of our business infrastructure, including certain data processing and information services. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with our contractual agreements with them, or we also could be adversely affected if such an agreement is not renewed by the third party vendor or is renewed on terms less favorable to us. If our third-party providers encounter difficulties, or if we have difficulty communicating with those service providers, our ability to adequately process and account for transactions could be affected, and our business operations could be adversely affected, which could have a material adverse effect on our financial condition and results of operations. Threats to information security also exist in the processing of customer information through various other vendors and their personnel. To our knowledge, the services and programs provided to us by third parties have not experienced any material security breaches. However, the existence of cyber-attacks or security breaches at third parties with access to our data, such as vendors, may not be disclosed to us in a timely manner.

We may be subject to risks and losses resulting from fraudulent activities that could adversely impact our financial performance and results of operations.

As a bank, we are susceptible to fraudulent activity that may be committed against us or our clients, which may result in financial losses or increased costs to us or our clients, disclosure or misuse of our information or our client information, misappropriation of assets, privacy breaches against our clients, litigation or damage to our reputation. We are most subject to fraud and compliance risk in connection with the origination of loans, ACH transactions, wire transactions, ATM transactions, checking transactions, and debit cards that we have issued to our customers and through our online banking portals.

We maintain a system of internal controls and insurance coverage to mitigate against such risks, including data processing system failures and errors, and customer fraud. If our internal controls fail to prevent or detect any such occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of this offering, we will become a public reporting company. We expect that the obligations of being a public company, including the substantial public reporting obligations, will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act of 2002 requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

Risks Related to Accounting Matters

Changes in accounting standards could affect reported earnings.

The bodies responsible for establishing accounting standards, including the Financial Accounting Standards Board, the Securities and Exchange Commission and other regulatory bodies, periodically change the financial accounting and reporting guidance that governs the preparation of our financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply new or revised guidance retroactively.

Changes in management’s estimates and assumptions may have a material impact on our consolidated financial statements and our financial condition or operating results.

In preparing this prospectus as well as periodic reports we will be required to file under the Securities Exchange Act of 1934, including our consolidated financial statements, our management is and will be required under applicable rules and regulations to make estimates and assumptions as of a specified date. These estimates and assumptions are based on management’s best estimates and experience as of that date and are subject to substantial risk and uncertainty. Materially different results may occur as circumstances change and additional information becomes known. Areas requiring significant estimates and assumptions by management include our evaluation of the adequacy of our allowance for loan losses and our determinations with respect to amounts owed for income taxes.

Other Risks Related to Our Business

Legal and regulatory proceedings and related matters could adversely affect us.

We have been and may in the future become involved in legal and regulatory proceedings. We consider most of the proceedings to be in the normal course of our business or typical for the industry;

however, it is inherently difficult to assess the outcome of these matters, and we may not prevail in any proceedings or litigation. There could be substantial costs and management diversion in such litigation and proceedings, and any adverse determination could have a materially adverse effect on our business, brand or image, or our financial condition and results of our operations.

We are subject to environmental liability risk associated with lending activities or properties we own.

A significant portion of our loan portfolio is secured by real estate, and we could become subject to environmental liabilities with respect to one or more of these properties, or with respect to properties that we own in operating our business. During the ordinary course of business, we may foreclose on and take title to properties securing defaulted loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous conditions or toxic substances are found on these properties, we may be liable for remediation costs, as well as for personal injury and property damage, civil fines and criminal penalties regardless of when the hazardous conditions or toxic substances first affected any particular property. Environmental laws may require us to incur substantial expenses to address unknown liabilities and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Our policies, which require us to perform an environmental review before initiating any foreclosure action on non-residential real property, may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on us.

Societal responses to climate change could adversely affect our business and performance, including indirectly through impacts on our customers.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses also may change their behavior on their own as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. The impact on our customers will likely vary depending on their specific attributes, including reliance on or role in carbon intensive activities. Among the impacts to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, including by increasing our business with climate-friendly companies, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

We are a community bank and our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our performance.

We are a community bank, and our reputation is one of the most valuable components of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees or by retaining, appointing or electing directors who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and caring about our customers and employees. If our reputation is negatively affected by the actions of our employees or directors, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and, therefore, our operating results may be materially adversely affected.

Risks Related to the Offering

The future price of our common stock may be less than the purchase price in the stock offering.

If you purchase shares of common stock in the stock offering, you may not be able to sell them at or above the purchase price in the stock offering. The purchase price in the offering is based upon an independent third-party appraisal of the pro forma market value of Prosper Bank, pursuant to federal banking regulations and subject to review and approval by the FDIC and the Pennsylvania Department of Banking. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. Our aggregate pro forma market value as reflected in the final independent appraisal may exceed the market price of our shares of common stock after the completion of the offering, which may result in our stock trading below the initial offering price of $10.00 per share.

After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations may not be related to the operating performance of particular companies whose shares are traded.

We have broad discretion in using the proceeds of the stock offering. Our failure to effectively deploy the net proceeds of the offering may have an adverse effect on our financial performance and the value of our common stock.

We intend to invest between $10.0 million and $13.7 million of the net proceeds of the offering (or $15.9 million at the adjusted maximum of the offering range) in Prosper Bank. We also expect to use a portion of the net proceeds we retain to fund a loan for the purchase of shares of common stock in the offering by our employee stock ownership plan. We may use the remaining net proceeds to invest in short-term and other investments, repurchase shares of our common stock, pay dividends, or for other general corporate purposes. Prosper Bank intends to use the net proceeds it receives to fund new loans, primarily commercial real estate and commercial and industrial loans, enhance existing products and services, invest in securities, expand its banking franchise by acquiring other financial institutions as opportunities arise, or for other general corporate purposes. However, with the exception of the loan to the employee stock ownership plan, we have not allocated specific amounts of the net proceeds for any of these purposes, and we will have significant flexibility in determining the amount of the net proceeds we apply to different uses and the timing of such applications. Also, certain of these uses, such as acquiring other financial institutions may require the approval of the FDIC, the Pennsylvania Department of Banking or the Federal Reserve Board. We have not established a timetable for investing the net proceeds, and, accordingly, we may not invest the net proceeds at a time that is most beneficial to PB Bankshares, Prosper Bank or our stockholders.

There may be a limited trading market in our common stock, which would hinder your ability to sell our common stock and may lower the market price of the stock.

We have never issued capital stock and there is no established market for our common stock. We expect that our common stock will be traded on the Nasdaq Capital Market, subject to completion of the offering and compliance with certain conditions. Piper Sandler & Co. has advised us that it intends to make a market in our common stock following the offering, but it is under no obligation to do so or to continue to do so once trading begins. The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. In addition, our public “float,” which is the total number of our outstanding shares less the shares held by our employee stock ownership plan and our directors and executive officers, will be quite limited. As a result, it is unlikely that an active trading market for the common stock will develop or that, if it develops, it will continue. If you purchase shares of common stock, you may not be able to sell them at or above $10.00 per share. Purchasers of common stock in this stock offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. This may make it difficult to sell the common stock after the stock offering and may have an adverse impact on the price at which the common stock can be sold.

The capital we raise in the stock offering may negatively impact our return on equity until we can fully implement our business plan. This could negatively affect the trading price of our shares of common stock.

Net income divided by average equity, known as “return on equity,” is a ratio many investors use to compare the performance of a financial institution to its peers. We expect our return on equity to remain relatively low until we are able to implement our business plan and leverage the additional capital we receive from the stock offering. Although we anticipate increasing net interest income using proceeds of the stock offering, our return on equity will be reduced by the capital raised in the stock offering, higher expenses from the costs of being a public company, and added expenses associated with our employee stock ownership plan and the stock-based benefit plans we intend to adopt. Until we can implement our business plan and increase our net interest income through investment of the proceeds of the offering, we expect our return on equity to remain relatively low compared to our peer group, which may reduce the value of our shares.

You may not receive dividends on our common stock.

Holders of our common stock are only entitled to receive dividends our board of directors may declare out of funds legally available for such payments. The declaration and payment of future cash dividends will be subject to, among other things, our then current and projected consolidated operating results, financial condition, tax considerations, future growth plans, general economic conditions, and other factors our board of directors deems relevant. We may also be limited in the payment of dividends under statutory and regulatory provisions.

Our stock-based benefit plans will increase our expenses, which will reduce our net income.

We anticipate that our employee stock ownership plan will purchase up to 8% of the shares of common stock sold in the stock offering with funds borrowed from PB Bankshares. We will record annual employee stock ownership plan expense equal to the fair value of shares of common stock committed to be released to employees, which is estimated to be between (after tax) $56,000 at the minimum of the offering range and $88,000 at the adjusted maximum of the offering range assuming a price of $10.00 per share. If shares of common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase.

We also intend to adopt one or more stock-based benefit plans after the stock offering that would award participants shares of our common stock (at no cost to them) and/or options to purchase shares of our common stock. The number of shares reserved for awards of restricted stock or grants of stock options under any initial stock-based benefit plan may not exceed 4% and 10%, respectively, of the total shares sold in the offering, if these plans are adopted within 12 months after the completion of the conversion. We may reserve shares of common stock for stock awards and stock options in excess of these amounts, provided the stock-based benefit plan is adopted more than one year following the stock offering.

Assuming the market price of the common stock is $10.00 per share; the options are granted with an exercise price of $10.00 per share; the dividend yield on the stock is 0%; the expected option life is ten years; the risk free interest rate is 0.93% (based on the ten-year Treasury rate) and the volatility rate on the shares of common stock is 22.94% (based on an index of publicly traded thrift institutions), the estimated grant-date fair value of the options using a Black-Scholes option pricing analysis is $3.17 per option granted. Assuming this value is amortized over a five-year vesting period, the corresponding annual expense associated with the stock options in the first year after the offering would be $167,000 (after tax) at the adjusted maximum of the offering range. In addition, assuming that all shares of restricted stock are awarded at a price of $10.00 per share, and that the awards vest over a five-year period, the corresponding annual expense associated with restricted stock awarded under the stock-based benefit plan would be $176,000 (after tax) at the adjusted maximum of the offering range in the first year after the offering. Moreover, if we grant shares of common stock or options in excess of these amounts or values, such grants would increase our costs further.

The fair value of the shares of restricted stock on the date granted under the stock-based benefit plan will be expensed by us over the vesting period of the shares. If the shares of restricted stock to be granted under the plan are repurchased in the open market (rather than issued directly from authorized but unissued shares by PB Bankshares) and cost the same as the purchase price in the stock offering, the reduction to stockholders’ equity due to the stock-based benefit plan would be between $714,000 at the minimum of the offering range and $1.1 million at the adjusted maximum of the offering range. To the extent we repurchase shares of common stock in the open market to fund the grants of shares under the plan, and the price of such shares exceeds the offering price of $10.00 per share, the reduction to stockholders’ equity would exceed the range described above. Conversely, to the extent the price of such shares is below the offering price of $10.00 per share, the reduction to stockholders’ equity would be less than the range described above.

The implementation of stock-based benefit plans is likely to dilute your ownership interest.

We intend to adopt one or more stock-based benefit plans, which will allow participants to be awarded shares of common stock (at no cost to them) and/or options to purchase shares of our common stock, following the stock offering. If these stock-based benefit plans are funded from the issuance of authorized but unissued shares of common stock, stockholders would experience a reduction in ownership interest totaling 12.28%. Although the implementation of the stock-based benefit plan will be subject to stockholder approval, historically, the overwhelming majority of stock-based benefit plans adopted by savings institutions and their holding companies following mutual-to-stock conversions have been approved by stockholders.

We have not determined the timing of the adoption of stock-based benefit plans following the stock offering. Stock-based benefit plans adopted more than one year following the stock offering may exceed regulatory restrictions on the size of stock-based benefit plans adopted within one year, which would increase our costs and the dilution to other stockholders.

If we adopt stock-based benefit plans within one year following the completion of the stock offering, then we may grant shares of common stock or stock options under our stock-based benefit plans for up to 4% and 10%, respectively, of our total outstanding shares. The amount of stock awards and stock options available for grant under the stock-based benefit plans may exceed these amounts, provided the stock-based benefit plans are adopted more than one year following the stock offering. Although the implementation of stock-based benefit plans will be subject to stockholder approval, the determination as to the timing of the implementation of such plans will be at the discretion of our board of directors. Stock-based benefit plans that provide for awards in excess of these amounts would increase our costs beyond the amounts estimated in “—Our stock-based benefit plans will increase our expenses, which will reduce our net income.” Stock-based benefit plans that provide for awards in excess of these amounts could also result in dilution to stockholders in excess of that described in “—The implementation of stock-based benefit plans is likely to dilute your ownership interest.”

Various factors may make takeover attempts more difficult to achieve.

Certain provisions of our articles of incorporation and bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire control of PB Bankshares without our board of directors’ approval. Under regulations applicable to the conversion, for a period of three years following completion of the conversion, no person may offer to acquire or acquire beneficial ownership of more than 10% of our common stock without prior approval of the Federal Reserve Board. Under federal law, subject to certain exemptions, a person, entity or group must notify the Federal Reserve Board and receive the Federal Reserve Board’s non-objection before acquiring control of a bank holding company. There also are provisions in our articles of incorporation and bylaws that we may use to delay or block a takeover attempt, including a provision that prohibits any person from voting more than 10% of our outstanding shares of common stock. Prosper Bank’s articles of incorporation contain a similar restriction on acquisitions of 5% or more of its common stock, directly or indirectly, for five years following the completion of the conversion of Prosper Bank; this period ends in July 2026. Furthermore, shares of restricted stock and stock options that we may grant to employees and directors, stock ownership by our management and directors and other factors may make it more difficult for companies or persons to acquire control of PB Bankshares without the consent of our board of directors, and may increase the cost of an acquisition. Taken as a whole, these statutory or regulatory provisions and provisions in our articles of incorporation and bylaws could result in our being less attractive to a potential acquirer and therefore could adversely affect the market price of our common stock. For additional information, see “Restrictions on Acquisition of PB Bankshares, Inc.” and “Management—Benefits to be Considered Following Completion of the Conversion.”

Our stock value may be negatively affected by federal regulations that restrict takeovers.

For three years following the stock offering, federal regulations prohibit any person from acquiring or offering to acquire more than 10% of our common stock without the prior written approval of the Federal Reserve Board. See “Restrictions on Acquisition of PB Bankshares, Inc.” for a discussion of applicable federal regulations regarding acquisitions. Certain prospective investors may choose to purchase shares of a company if they believe that the company will be acquired, thereby potentially increasing its stock value. Because federal regulations will restrict any such acquisition for at least three years after the completion of the conversion, these regulations may negatively affect our stock value.

We may take other actions to meet the minimum required sales of shares if we cannot find enough purchasers in the community.

If we are not able to reach the minimum of the offering range, we may do any of the following: increase the maximum purchase limitations and allow all maximum purchase subscribers to increase their orders up to the new maximum purchase limitations; terminate the offering and promptly return all funds; set a new offering range, notify all subscribers of the opportunity to confirm, cancel or change their orders; or take such other actions as may be permitted, to the extent such permission is required, by the FDIC and the Pennsylvania Department of Banking.

You may not revoke your decision to purchase PB Bankshares common stock in the subscription or community offerings after you send us your order.

Funds submitted or automatic withdrawals authorized in connection with the purchase of shares of common stock in the subscription and community offerings will be held by us until the completion or termination of the conversion and offering, including any extension of the expiration date and consummation of a syndicated offering. Because completion of the conversion and offering will be subject to regulatory approvals and an update of the independent appraisal prepared by RP Financial, LC., among other factors, there may be one or more delays in completing the conversion and offering. Orders submitted in the subscription and community offerings are irrevocable, and purchasers will have no access to their funds unless the offering is terminated, or extended beyond July 30, 2021, or the number of shares to be sold in the offering is increased to more than 2,777,250 shares or decreased to fewer than 1,785,000 shares.

The distribution of subscription rights could have adverse income tax consequences.

If the subscription rights granted to certain current or former depositors of Prosper Bank are deemed to have an ascertainable value, receipt of such rights may be taxable in an amount equal to such value. Whether subscription rights are considered to have ascertainable value is an inherently factual determination. We have received an opinion of counsel, Luse Gorman, PC, that it is more likely than not that such rights have no value; however, such opinion is not binding on the Internal Revenue Service.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
OF PROSPER BANK

The following tables set forth selected historical consolidated financial and other data of Prosper Bank for the years and at the dates indicated. The information at and for the years ended December 31, 2020 and 2019 is derived in part from, and should be read together with, the audited consolidated financial statements and notes thereto of Prosper Bank beginning at page F-1 of this prospectus.

	At December 30,
	2020	2019

	(In thousands)
Selected Financial Condition Data:

Total assets	$275,324	$216,885
Cash and cash equivalents	50,591	12,969
Debt securities available-for-sale	25,877	22,861
Equity securities	864	830
Loans receivable, net	186,045	171,218
Bank-owned life insurance	6,639	4,712
Restricted stocks	1,046	1,270
Deposits	231,416	168,039
Federal Home Loan Bank advances	20,553	26,031
Total equity	21,969	22,203

	For the Years Ended December 30,
	2020	2019

	(In thousands)
Selected Data:

Interest income	$9,064	$9,379
Interest expense	2,431	2,454
Net interest income	6,633	6,925
Provision for loan losses	760	697
Net interest income after provision for loan losses	5,873	6,228
Noninterest income	636	610
Noninterest expense	7,064	5,886
Income (loss) before income tax expense	(555)	952
Income tax expense (benefit)	(140)	173
Net income (loss)	$(415)	$779

	At or For the Years Ended December 31,
	2020	2019
Performance Ratios:
Return on average assets	(0.17)%	0.36%
Return on average equity	(1.84)%	3.56%
Interest rate spread (1)	2.59%	3.08%
Net interest margin (2)	2.74%	3.26%
Noninterest expense to average assets	2.85%	2.71%
Efficiency ratio (3)	97.19%	78.12%
Average interest-earning assets to average interest-bearing liabilities	114.99%	115.08%
Average equity to average assets	9.09%	10.00%

Capital Ratios(4):
Total capital to risk-weighted assets	N/A	16.17%
Tier 1 capital to risk-weighted assets	N/A	14.94%
Common equity tier 1 capital to risk-weighted assets	N/A	14.94%
Tier 1 capital to average assets	8.15%	10.19%

Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	1.51%	1.06%
Allowance for loan losses as a percentage of non-performing loans	101.39%	59.09%
Net (charge-offs) recoveries to average outstanding loans during the year	0.14%	(0.27)%
Non-performing loans as a percentage of total loans	1.49%	1.79%
Non-performing loans as a percentage of total assets	1.02%	1.43%
Total non-performing assets as a percentage of total assets	1.02%	1.43%

Other:
Number of offices	5	5
Number of full-time equivalent employees	41	40

(1)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the year.

(2)	Represents net interest income as a percentage of average interest-earning assets.

(3)	Represents noninterest expenses divided by the sum of net interest income and noninterest income.

(4)	Capital ratios are for Prosper Bank. On December 31, 2020, Prosper Bank elected to follow the Community Bank Leverage Ratio capital adequacy guidelines. The Community Bank Leverage Ratio is equivalent to the Tier 1 capital to average assets ratio in the table above.

RECENT DEVELOPMENTS

The following tables set forth selected historical consolidated financial and other data for Prosper Bank for the periods and at the dates indicated. The following is only a summary and you should read it in conjunction with the business and financial information regarding Prosper Bank contained elsewhere in this prospectus, including the financial statements beginning on page F-1 of this prospectus. The information at December 31, 2020 is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at March 31, 2021 and for the three months ended March 31, 2021 and 2020, is unaudited and reflects only normal recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three months ended March 31, 2021, are not necessarily indicative of the results for all of the year ending December 31, 2021 or any other period.

	At March 31,	At December 31,
	2021	2020

	(In thousands)
Selected Financial Condition Data:
Total assets	$281,066	$275,324
Cash and cash equivalents	40,019	50,591
Debt securities available-for-sale	28,839	25,877
Equity securities	851	864
Loans receivable, net	198,859	186,045
Bank-owned life insurance	6,680	6,639
Restricted stocks	898	1,046
Deposits	241,085	231,416
Federal Home Loan Bank advances	16,846	20,553
Total equity	21,809	21,969

	For the Three Months Ended March 31,
	2021	2020

	(In thousands)
Selected Operating Data:
Interest income	$2,243	$2,292
Interest expense	576	599
Net interest income	1,667	1,693
Provision for loan losses	69	359
Net interest income after provision for loan losses	1,598	1,334
Noninterest income	153	161
Noninterest expense	1,696	1,491
Income before income tax expense (benefit)	55	4
Income tax expense (benefit)	4	(5)
Net income	$51	$9

	At or For the Three Months Ended March 31, (1)
	2021	2020
Performance Ratios:
Return on average assets	0.07%	0.02%
Return on average equity	0.92%	0.17%
Interest rate spread (2)	2.36%	2.98%
Net interest margin (3)	2.49%	3.16%
Noninterest expense to average assets	2.46%	2.76%
Efficiency ratio (4)	93.22%	80.72%
Average interest-earning assets to average interest-bearing liabilities	115.18%	116.11%
Average equity to average assets	7.99%	10.17%

Capital Ratio (5):
Community Bank Leverage Ratio	7.94%	10.09%

Asset Quality Ratios:
Allowance for loan losses as a percentage of total loans	1.45%	1.20%
Allowance for loan losses as a percentage of non-performing loans	124.69%	70.92%
Net (charge-offs) recoveries to average outstanding loans during the period	0.00%	0.00%
Non-performing loans as a percentage of total loans	1.16%	1.70%
Non-performing loans as a percentage of total assets	0.83%	1.33%
Total non-performing assets as a percentage of total assets	0.83%	1.33%

Other:
Number of offices	5	5
Number of full-time equivalent employees	39	36

(1)	Annualized for the three-month periods ended March 31, 2021 and 2020.

(2)	Represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities for the period.

(3)	Represents net interest income as a percentage of average interest-earning assets.

(4)	Represents non-interest expenses divided by the sum of net interest income and non-interest income.

(5)	Capital ratios are for Prosper Bank. On December 31, 2020, Prosper Bank elected to use the Community Bank Leverage Ratio capital adequacy guidelines. The Community Bank Leverage Ratio is equivalent to Tier 1 capital divided by average assets. Under the final rules the Community Bank Leverage Ratio minimum requirement was 8% through December 31, 2020, is 8.5% for calendar year 2021, and will be 9% for calendar year 2022 and beyond. The final rule allows for a two-quarter grace period to improve a ratio that falls below the required level, provided that the bank maintains a Community Bank Leverage Ratio of 7% as of December 31, 2020, 7.5% for calendar year 2021, and 8% for calendar year 2022 and beyond. Prosper Bank has a two quarter grace period (the quarter ending September 30, 2021) to increase its Community Bank Leverage Ratio to 8.5%.

COVID-19 Loan Deferral Update

As of April 30, 2021, we had granted short-term payment deferrals on 87 loans, totaling approximately $24.1 million in aggregate principal amount. As of April 30, 2021, 85 of these loans, totaling $23.8 million, have returned to normal payment status with two loans totaling $348,000 remaining in deferral status as of such date.

Comparison of Financial Condition at March 31, 2021 and December 31, 2020

Total Assets. Total assets increased $5.7 million, or 2.1%, to $281.1 million at March 31, 2021 from $275.3 million at December 31, 2020, primarily reflecting increases in net loans receivable and debt securities available-for-sale, partially offset by a decrease in cash and cash equivalents.

Net loans receivable increased $12.8 million, or 6.9%, to $198.9 million at March 31, 2021 from $186.0 million at December 31, 2020 primarily due to increases in commercial and industrial, commercial real estate, and construction loans. Commercial and industrial loans increased $11.8 million, or 99.8%, to $23.6 million at March 31, 2021 from $11.8 million at December 31, 2020. Commercial real estate loans increased $2.6 million, or 4.4%, to $62.2 million at March 31, 2021 from $59.5 million at December 31, 2020. Construction loans increased $727,000, or 8.4%, to $9.4 million at March 31, 2021 from $8.7 million at December 31, 2020. One- to four-family residential real estate loans decreased $2.2 million, or 2.1%, to $104.2 million at March 31, 2021 from $106.4 million at December 31, 2020. The increase in commercial real estate and commercial and industrial loans was primarily due to the continued implementation of our strategy to expand our commercial loan portfolio to diversify our balance sheet. We also originated $4.3 million in PPP loans during the first quarter of 2021 which are classified as commercial and industrial loans. The decrease in one- to four-family residential loans was primarily the result of customers refinancing their loans elsewhere at lower rates as we continued to reduce our investment in one- to four-family residential loans as part of our business strategy.

Debt securities available-for-sale increased $3.0 million, or 11.4%, to $28.8 million at March 31, 2021 from $25.9 million at December 31, 2020 primarily due to purchases of $4.5 million of U.S. Government and agency obligations, partially offset by a combination of $1.3 million of principal repayments on mortgage-backed securities, and a $266,000 decrease in the fair market value of debt securities available-for-sale due to the increase in market interest rates during the first quarter of 2021.

Cash and cash equivalents decreased by $10.6 million, or 20.9%, to $40.0 million at March 31, 2021 from $50.6 million at December 31, 2020 due to the use of cash to fund loan originations, purchase debt securities, and pay off maturing Federal Home Loan Bank borrowings.

Deposits and Borrowings. Total deposits increased $9.7 million, or 4.2%, to $241.1 million at March 31, 2021 from $231.4 million at December 31, 2020. The increase in our deposits reflected a $5.0 million increase in interest-bearing demand accounts, a $2.2 million increase in money market accounts, a $2.0 million increase in savings accounts, and a $1.5 million increase in noninterest-bearing demand accounts, partially offset by a $983,000 decrease in certificates of deposit. The increase in demand, money market, and savings accounts primarily reflected deposit customers increasing cash balances during the COVID-19 pandemic as well as management’s continuing focus on increasing the commercial deposit accounts of its customers during the first quarter of 2021.

Total borrowings from the Federal Home Loan Bank of Pittsburgh decreased $3.7 million, or 18.0%, to $16.8 million at March 31, 2021 from $20.6 million at December 31, 2020 due to principal repayments on and maturities of our advances. The decrease in Federal Home Loan Bank borrowings was also due to higher cash and cash equivalents as a result of an increase in deposits thereby reducing the need for additional liquidity.

Equity. Equity decreased $160,000, or 0.7%, to $21.8 million at March 31, 2021 from $22.0 million at December 31, 2020. The decrease was due to a decrease of $211,000 in accumulated other comprehensive income as a result of a decrease in the fair market value of our debt securities available-for-sale in the first quarter of 2021, partially offset by net income of $51,000.

Comparison of Operating Results for the Three Months Ended March 31, 2021 and 2020

General. Net income increased $42,000 to $51,000 for the three months ended March 31, 2021 from $9,000 for the three months ended March 31, 2020. The $42,000 period over period increase in earnings was attributable to a $290,000 decrease in the provision for loan losses, partially offset by a

$205,000 increase in noninterest expense, a $9,000 increase in income tax expense, a $26,000 decrease in net interest income, and an $8,000 decrease in noninterest income.

Interest Income. Total interest income decreased $49,000, or 2.1%, to $2.2 million for the three months ended March 31, 2021 from $2.3 million for the three months ended March 31, 2020. The decrease in interest income resulted from a 92 basis points decrease in the average yield on interest-earning assets from 4.28% for the three months ended March 31, 2020 to 3.36% for the three months ended March 31, 2021, partially offset by a $52.9 million increase period over period in the average balance of interest-earning assets, primarily in cash and cash equivalents and loans.

Interest income on loans, including fees, increased $40,000, or 1.9%, to $2.1 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020, reflecting an increase in the average balance of loans to $194.6 million for the three months ended March 31, 2021 from $176.9 million for the three months ended March 31, 2020, nearly offset by a 35 basis points decrease in the average yield on loans. The increase in the average balance of loans was due primarily to increases in the average balances of commercial real estate and commercial and industrial loans reflecting our strategy to grow commercial lending, partially offset by the decline in the average balance of one- to four-family residential loans. The average yield on loans decreased to 4.41% for the three months ended March 31, 2021 from 4.76% for the three months ended March 31, 2020, as a result of a decrease in market interest rates since March 31, 2020.

Interest income on debt securities available for sale decreased $54,000, or 40.8%, to $79,000 for the three months ended March 31, 2021 from $133,000 for the three months ended March 31, 2020. The decrease in interest income on debt securities available for sale was due to a 119 basis points decrease in the average yield on debt securities available for sale to 1.12% for the three months ended March 31, 2021 from 2.31% for the three months ended March 31, 2020, partially offset by an increase in the average balance of debt securities available for sale of $5.2 million, or 22.7%, to $28.3 million for the three months ended March 31, 2021 from $23.0 million for the three months ended March 31, 2020. The average yield on debt securities available for sale decreased due to calls of higher-yielding securities which were replaced by significantly lower-yielding investment securities due to the decrease in market rates since March 31, 2020. The increase in the average balance of debt securities available for sale was due to purchases of U.S. Government and agency obligations and mortgage-backed securities with our excess liquidity during the three months ended March 31, 2021 as compared to the three months ended March 31, 2020.

Interest income on cash and cash equivalents decreased $26,000, or 81.3%, to $6,000 for the three months ended March 31, 2021, from $32,000 for the three months ended March 31, 2020. The decrease in interest income on cash and cash equivalents was attributable to a decrease in the average yield on cash and cash equivalents of 91 basis points to 0.06% for the three months ended March 31, 2021 from 0.97% for the three months ended March 31, 2020 as a result of the decrease in short-term market interest rates since March 31, 2020, partially offset by an increase in the average balance of cash and cash equivalents of $30.2 million, or 228.6%, to $43.4 million for the three months ended March 31, 2021 from $13.2 million for the three months ended March 31, 2020 due to increased liquidity on our balance sheet as customers increased their savings combined with management’s actions to ensure adequate liquidity during the onset of the COVID-19 pandemic.

Interest Expense. Interest expense decreased $23,000, or 3.8%, to $576,000 for the three months ended March 31, 2021 from $599,000 for the three months ended March 31, 2020 as a result of a decrease in interest expense on borrowings, partially offset by an increase in interest expense on deposits. The decrease in interest expense reflected a 31 basis points decrease in the average cost of interest-bearing liabilities from 1.30% for the three months ended March 31, 2020 to 0.99% for the three months ended March 31, 2021, partially offset by a $47.4 million increase in the average balance of interest-bearing liabilities to $232.0 million for the three months ended March 31, 2021 from $184.6 million for the three months ended March 31, 2020.

Interest expense on deposits increased $8,000, or 1.7%, to $467,000 for the three months ended March 31, 2021 from $459,000 for the three months ended March 31, 2020 due to increases in the average balance of our interest-bearing deposits. The average balance of our interest-bearing deposits increased $53.2 million, or 33.0%, to $214.1 million for the three months ended March 31, 2021 from $161.0 million for the three months ended March 31, 2020 due to increases in the average balances of certificates of deposit, money market, savings, interest-bearing demand deposit, and savings accounts. The average balance of transaction accounts, traditionally our lower costing deposit accounts, consisting of demand, savings, and money market accounts, increased by $38.6 million to $149.0 million for the three months ended March 31, 2021 from $110.4 million for the three months ended March 31, 2020, partially offset by a decrease in the average cost of transaction accounts of 13 basis points to 0.34% for the three months ended March 31, 2021 from 0.47% for the three months ended March 31, 2020. The increase in the average balance of our transaction accounts primarily reflected deposit customers increasing cash balances during the COVID-19 pandemic and management’s focus on increasing the commercial deposit accounts of its customers in 2020 and which continued in the first quarter of 2021. Additionally, the average balance of certificates of deposit, traditionally our higher costing deposits, increased by $22.0 million to $85.7 million for the three months ended March 31, 2021 from $63.7 million for the three months ended March 31, 2020, partially offset by a 47 basis points decrease in the average cost of certificates of deposit to 1.59% for the three months ended March 31, 2021 from 2.06% for the three months ended March 31, 2020. The increase in the average balance of certificates of deposit was due to management’s actions to ensure adequate liquidity during the onset of the COVID-19 pandemic in addition to offering higher average rates as compared to other financial institutions in our market area. The weighted average rate paid on deposits decreased 27 basis points to 0.87% for the three months ended March 31, 2021 from 1.14% for the three months ended March 31, 2020 as a result of the decline in market rates of interest as we reduced rates on savings, money market, and demand deposit accounts as well as on new certificates of deposit issued upon the maturing of existing certificates of deposit.

Interest expense on Federal Home Loan Bank borrowings decreased $31,000, or 22.1%, to $109,000 for the three months ended March 31, 2021 from $140,000 for the three months ended March 31, 2020. The decrease in interest expense on Federal Home Loan Bank borrowings was caused by a $5.7 million decrease in our average balance of Federal Home Loan Bank borrowings to $17.9 million for the three months ended March 31, 2021 compared to $23.6 million for the three months ended March 31, 2020 as a result of our increased average cash balances, partially offset by an increase in the average cost of these funds of eight basis points from 2.36% for the three months ended March 31, 2020 to 2.44% for the three months ended March 31, 2021 as lower cost borrowings matured during 2020 and in the first quarter of 2021.

Net Interest Income. Net interest income decreased $26,000, or 1.5%, to $1.7 million for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020. The decrease in net interest income for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 was primarily due to the sharp decrease in interest rates in response to the economic downturn caused by the COVID-19 pandemic. Our net interest margin decreased 67 basis points to 2.49% for the three months ended March 31, 2021 from 3.16% for the three months ended March 31, 2020. Our net interest rate spread for the three months ended March 31, 2021 decreased 62 basis points to 2.36% from 2.98% for the three months ended March 31, 2020. Net interest-earning assets increased to $35.2 million for the three months ended March 31, 2021 from $29.7 million for the three months ended March 31, 2020.

Provision for Loan Losses. We establish provisions for loan losses which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses inherent in the loan portfolio that are both probable and reasonably estimable at the consolidated balance sheet date. In determining the level of the allowance for loan losses, we consider our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance.

Based on our evaluation of the above factors, we recorded a $69,000 provision for loan losses for the three months ended March 31, 2021 compared to a $359,000 provision for loan losses for the three months ended March 31, 2020. The decrease in the provision for loan losses was primarily due to adding additional reserves during the first quarter of 2020 to take into account the uncertain impacts of COVID-19 on economic conditions and our borrowers’ ability to repay loans. The allowance for loan losses was $2.9 million, or 1.45%, of loans outstanding at March 31, 2021 and $2.9 million, or 1.51%, of loans outstanding at December 31, 2020.

To the best of our knowledge, we have recorded all loan losses that are both probable and reasonable to estimate at March 31, 2021.  However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for loan losses. In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination process, will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Noninterest Income. Noninterest income information is as follows.

	Three Months Ended March 31,		Change
	2021	2020	Amount	Percent

	(Dollars in thousands)
Service charges on deposit accounts	$44	$44	$—	—%
Gain (loss) on equity investments	(15)	13	(28)	(215.4)
Bank owned life insurance	41	31	10	32.3
Debit card income	51	44	7	15.9
Other service charges	19	16	3	18.8
Other income	13	13	—	—
Total noninterest income	$153	$161	$(8)	(5.0)%

Noninterest income decreased by $8,000, or 5.0%, to $153,000 for the three months ended March 31, 2021 from $161,000 for the three months ended March 31, 2020. The decrease in noninterest income resulted primarily from a decrease in gain on equity investments partially offset by increases in income from bank owned life insurance and debit card income.  Loss on equity investments increased $28,000 to $15,000 due to a decrease in the fair market value of the investment during the three months ended March 31, 2021 as compared to a gain of $13,000 for the same period in 2020. Income from bank owned life insurance increased $10,000 due to the purchase of three additional insurance policies totaling $1.8 million in the fourth quarter of 2020. Debit card income increased $7,000 as a result of increased volume of transactions when comparing the three months ended March 31, 2021 to the same period in 2020.

Noninterest Expenses. Noninterest expenses information is as follows.

	Three Months Ended March 31,		Change
	2021	2020	Amount	Percent

	(Dollars in thousands)
Salaries and employee benefits	$917	$844	$73	8.6%
Occupancy and equipment	153	134	19	14.2
Data and item processing	243	206	37	18.0
Advertising and marketing	11	16	(5)	(31.3)
Professional fees	86	118	(32)	(27.1)
Directors’ fees	61	59	2	3.4
Federal deposit insurance premiums	47	13	34	261.5
Other real estate owned, net	—	(30)	30	(100.0)
Debit card expenses	37	35	2	5.7
Other	141	96	45	46.9
Total non-interest expenses	$1,696	$1,491	$205	13.7%

Noninterest expense increased $205,000, or 13.7%, to $1.7 million for the three months ended March 31, 2021 from $1.5 million for the three months ended March 31, 2020. The increase in noninterest expense was primarily the result of increases in salaries and employee benefits expense of $73,000, other expense of $45,000, data and item processing expense of $37,000, FDIC insurance premiums of $34,000, other real estate owned expense of $30,000, and occupancy and equipment expense of $19,000, partially offset by a decrease in professional fees of $32,000. Salaries and employee benefits expense increased $73,000 primarily due to the hiring of additional staff, annual salary increases, and the implementation of supplemental executive retirement plans for certain executive officers beginning in the third quarter of 2020. Other expense increased $45,000 as a result of added expenses related to the implementation of a cloud-based life of loan platform in addition to identity theft restoration services associated with our flagship checking products. Data and item processing expense increased $37,000 primarily due to increases in information technology expenses of $51,000, and core processing expenses of $18,000 as a result of annual contract increases and additional services, partially offset by a $25,000 decrease in network communications expense due to upgrading to a new phone system and a $7,000 decrease in escrow manager expenses as a result of switching to an in-house product. FDIC insurance premiums increased $34,000 primarily due to increases in the total assessment base and the FDIC quarterly multiplier when comparing the three months ended March 31, 2021 to the three months ended March 31, 2020. Other real estate owned expense was $0 for the three months ended March 31, 2021 as compared to a $30,000 credit for the three months ended March 31, 2020 due to refunds received related to a foreclosed property from the prior year. Occupancy and equipment expense increased $19,000 primarily due to increases of $23,000 in building repairs and maintenance and $9,000 in equipment deprecation due to purchases of new equipment, partially offset by a $10,000 decrease in equipment repairs and maintenance. Professional fees decreased $32,000 due to decreases of $45,000 in other professional fees associated with non-recurring interim Chief Financial Officer consultant fees and $9,000 in pension plan administrative costs, partially offset by increases of $9,000 in audit and accounting expenses due to enhancing audit procedures from generally accepted audit standards to Public Company Accounting Oversight Board standards and $11,000 in legal fees.

Income Tax Expense (Benefit). Income tax expense increased $9,000, or 180.0%, to $4,000 for the three months ended March 31, 2021 from an income tax benefit of $5,000 for the three months ended March 31, 2020. The increase in income tax expense for the three months ended March 31, 2021 as compared to the three months ended March 31, 2020 was primarily due to an increase in income before income taxes.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “estimate,” “project,” “believe,” “intend,” “anticipate,” “assume,” “plan,” “seek,” “expect,” “will,” “may,” “should,” “indicate,” “would,” “believe,” “contemplate,” “continue,” “target” and words of similar meaning. These forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the asset quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are based on our current beliefs and expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. We are under no duty to and do not take any obligation to update any forward-looking statements after the date of this prospectus.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•	conditions relating to the COVID-19 pandemic, including the severity and duration of the associated economic slowdown either nationally or in our market areas, that are worse than expected;

•	our ability to manage our operations under the current economic conditions nationally and in our market area;

•	adverse changes in the financial services industry, securities and local real estate markets (including real estate values);

•	significant increases in our loan losses, including as a result of our inability to resolve classified and non-performing assets or reduce risks associated with our loans, and management’s assumptions in determining the adequacy of the allowance for loan losses;

•	credit risks of lending activities, including changes in the level and trend of loan delinquencies and write-offs and in our allowance for loan losses and provision for loan losses;

•	competition among depository and other financial institutions;

•	our success in increasing our commercial real estate and commercial and industrial lending;

•	our ability to attract and maintain deposits and our success in introducing new financial products;

•	our ability to improve our asset quality even as we increase our commercial real estate lending;

•	changes in interest rates generally, including changes in the relative differences between short-term and long-term interest rates and in deposit interest rates, that may affect our net interest margin and funding sources;

•	fluctuations in the demand for loans;

•	technological changes that may be more difficult or expensive than expected;

•	changes in consumer spending, borrowing and savings habits;

•	declines in the yield on our assets resulting from the current low interest rate environment;

•	risks related to a high concentration of loans secured by real estate located in our market area;

•	our ability to enter new markets successfully and capitalize on growth opportunities;

•	changes in laws or government regulations or policies affecting financial institutions, including changes in regulatory fees and capital requirements;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the Securities and Exchange Commission or the Public Company Accounting Oversight Board;

•	changes in our compensation and benefit plans, and our ability to retain key members of our senior management team and to address staffing needs in response to product demand or to implement our strategic plans;

•	loan delinquencies and changes in the underlying cash flows of our borrowers;

•	our ability to control costs and expenses, particularly those associated with operating as a publicly traded company;

•	a failure or breach of our operational or security systems or infrastructure, including cyberattacks;

•	our ability to manage market risk, credit risk and operational risk in the current economic environment;

•	the ability of key third-party service providers to perform their obligations to us; and

•	other economic, competitive, governmental, regulatory and operational factors affecting our operations, pricing, products and services described elsewhere in this prospectus.

Because of these and a wide variety of other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Please see “Risk Factors” beginning on page 19.

HOW WE INTEND TO USE THE PROCEEDS FROM THE OFFERING

Although we cannot determine what the actual net proceeds from the sale of the shares of common stock in the offering will be until the offering is completed, we anticipate that the net proceeds will be between $16.6 million and $22.8 million, or $26.4 million if the offering range is increased by 15%.

We intend to distribute the net proceeds as follows:

	Based Upon the Sale at $10.00 Per Share of
	1,785,000 shares		2,100,000 shares		2,415,000 shares		2,777,250 shares (1)
	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds	Amount	Percent of Net Proceeds

	(Dollars in thousands)
Offering proceeds	$17,850		$21,000		$24,150		$27,773
Less offering expenses	(1,241)		(1,270)		(1,311)		(1,357)
Net offering proceeds (2)	$16,609	100.0%	$19,730	100.0%	$22,839	100.0%	$26,416	100.0%

Distribution of net proceeds:
To Prosper Bank	$9,965	60.0%	$11,838	60.0%	$13,703	60.0%	$15,850	60.0%
To fund loan to employee stock ownership plan	$1,428	8.6%	$1,680	8.5%	$1,932	8.5%	$2,222	8.4%
Retained by PB Bankshares	$5,216	31.4%	$6,212	31.5%	$7,204	31.5%	$8,344	31.6%

(1)	As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)	Assumes that all shares of common stock are sold in the subscription offering.

Payments for shares of common stock made through withdrawals from existing deposit accounts will not result in the receipt of new funds for investment but will result in a reduction of Prosper Bank’s deposits. The net proceeds may vary because total expenses relating to the offering may be more or less than our estimates. For example, our expenses would increase if a syndicated offering were used to sell shares of common stock not purchased in the subscription and community offerings.

PB Bankshares intends to fund a loan to the employee stock ownership plan to purchase shares of common stock in the stock offering. PB Bankshares may also use the proceeds it retains from the offering:

•	to invest in short-term securities and other securities consistent with our investment policy;

•	to repurchase shares of our common stock subject to compliance with applicable regulatory requirements;

•	to expand our retail banking franchise by acquiring other financial institutions as opportunities arise, although we do not currently have any understandings or agreements to acquire any financial institution;

•	to pay cash dividends to our stockholders subject to compliance with applicable regulatory requirements; and

•	for other general corporate purposes.

With the exception of the funding of the loan to the employee stock ownership plan, PB Bankshares has not quantified its plans for use of the offering proceeds for each of the foregoing purposes. Initially, we may invest a substantial portion of the net proceeds in investment grade securities, including U.S. Treasury securities, and securities and obligations of U.S. government agencies and U.S. government-sponsored enterprises. We may also invest the proceeds in one or more deposit accounts.

See “Our Dividend Policy” for a discussion of our expected dividend policy following the completion of the conversion. Under applicable federal regulations, we may not repurchase shares of our common stock during the first year following the completion of the conversion, except when extraordinary circumstances exist and with prior regulatory approval, or except to fund management recognition plans (which would require notification to the Federal Reserve Board) or tax-qualified employee stock benefit plans.

Prosper Bank will receive a capital contribution equal to at least 60% of the net proceeds of the offering. We anticipate that PB Bankshares will invest $10.0 million, $11.8 million, $13.7 million and $15.9 million, respectively, of the net proceeds in Prosper Bank at the minimum, midpoint, maximum and adjusted maximum of the offering range. Prosper Bank may use the net proceeds it receives from the stock offering:

•	to fund primarily commercial real estate and commercial and industrial loans;

•	to enhance existing products and services and to support the development of new products and services;

•	to invest in securities issued by U.S. government agencies and U.S. government sponsored enterprises, U.S. Treasury securities and other securities in accordance with our investment policy; and

•	for other general corporate purposes.

Prosper Bank has not quantified its plans for use of the offering proceeds for each of the foregoing purposes. Initially, a portion of the net proceeds may be invested in securities issued by U.S. government agencies and U.S. government-sponsored enterprises and U.S. Treasury securities. The use of the proceeds outlined above may change based on many factors, including, but not limited to, changes in interest rates, equity markets, laws and regulations affecting the financial services industry, the attractiveness of opportunities to expand our operations through acquiring other financial institutions, our ability to receive regulatory approval for any such expansion activities, and overall market conditions.

We expect our return on equity to decrease as compared to our performance in recent years, until we are able to reinvest effectively the additional capital raised in the stock offering. See “Risk Factors—Risks Related to the Offering—We have broad discretion in using the proceeds of the stock offering. Our failure to effectively deploy the net proceeds of the offering may have an adverse effect on our financial performance and the value of our common stock.”

OUR DIVIDEND POLICY

Following completion of the stock offering, our board of directors will have the authority to declare dividends on our shares of common stock, subject to statutory and regulatory requirements. However, no decision has been made with respect to the payment of dividends. In determining whether to pay a cash dividend and the amount of such cash dividend, the board of directors is expected to take into account a number of factors, including capital requirements, our consolidated financial condition and results of operations, tax considerations, statutory and regulatory limitations, general economic conditions and whether retaining and investing the capital will provide our stockholders with a better overall return than paying a dividend. We cannot assure you that we will pay any dividends or that, if paid, they will not be reduced or eliminated in the future. Special cash dividends, stock dividends or returns of capital, to the extent permitted by applicable law, regulations and policy, may be paid in addition to, or in lieu of, regular cash dividends.

We will file a consolidated federal tax return with Prosper Bank. Accordingly, it is anticipated that any cash distributions that we make to our stockholders would be treated as cash dividends and taxable for federal and state income tax purposes. Additionally, pursuant to bank regulations, during the three-year period following the stock offering, we will not take any action to declare an extraordinary dividend to stockholders that would be treated by recipients as a tax-free return of capital for federal income tax purposes.

Pursuant to our articles of incorporation, we are authorized to issue preferred stock. If we issue preferred stock, the holders thereof may have a priority over the holders of our shares of common stock with respect to the payment of dividends. For a further discussion concerning the payment of dividends on our shares of common stock, see “Description of Capital Stock of PB Bankshares, Inc.—Common Stock.” Dividends we can declare and pay will depend, in part, upon receipt of dividends from Prosper Bank, because initially we will have no source of income other than dividends from Prosper Bank and earnings from the investment of the net proceeds retained by PB Bankshares from the sale of shares of common stock in the offering, and interest payments received in connection with the loan to the employee stock ownership plan. Regulations of the Pennsylvania Department of Banking impose limitations on capital distributions by savings institutions. See “Regulation and Supervision—Pennsylvania Bank Regulation—Dividend Restrictions.”

Any dividends paid by Prosper Bank to PB Bankshares, Inc. that would be deemed to be drawn from Prosper Bank’s bad debt reserves, if any, would be taxable at the then-current tax rate applicable to Prosper Bank on the amount of earnings deemed to be removed from the bad debt reserves for such distribution. Prosper Bank does not intend to make any distribution to PB Bankshares, Inc. that would create such a federal tax liability. See “Taxation.”

MARKET FOR THE COMMON STOCK

PB Bankshares is a newly formed company and has never issued capital stock. Prosper Bank, as a mutual institution, has never issued capital stock. PB Bankshares expects that that its common stock will be traded on the Nasdaq Capital Market under the symbol “PBBK”. Piper Sandler & Co. has advised us that it intends to make a market in our common stock following the conversion and stock offering, but it is under no obligation to do so.

The development of an active trading market depends on the existence of willing buyers and sellers, the presence of which is not within our control, or that of any market maker. The number of active buyers and sellers of the shares of common stock at any particular time may be limited. Under such circumstances, you could have difficulty selling your shares of common stock on short notice, and, therefore, you should not view the shares of common stock as a short-term investment. In addition, our public “float,” which is the total number of our outstanding shares less the shares held by our employee stock ownership plan and our directors and executive officers, is likely to be quite limited. As a result, it is unlikely that an active trading market for the common stock will develop or that, if it develops, it will continue. Furthermore, we cannot assure you that, if you purchase shares of common stock, you will be able to sell them at or above $10.00 per share. Purchasers of common stock in the stock offering should have long-term investment intent and should recognize that there will be a limited trading market in the common stock. This may make it difficult to sell the common stock after the stock offering which may have an adverse impact on the price at which the common stock can be sold.

HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

At December 31, 2020, Prosper Bank exceeded all of the applicable regulatory capital requirements and was considered “well capitalized.” The table below sets forth the historical equity capital and regulatory capital of Prosper Bank at December 31, 2020, and the pro forma equity capital and regulatory capital of Prosper Bank after giving effect to the sale of shares of common stock at $10.00 per share. Prosper Bank elected the Community Bank Leverage ratio as of December 31, 2020, but the table below shows Prosper Bank’s capital ratios for illustrative purposes as if it had not made such election. The Community Bank Leverage ratio is equivalent to the Tier 1 Leverage ratio in the table below. To be considered well-capitalized using the Community Bank Leverage ratio at December 31, 2020 required a ratio of 8% or higher. The table assumes the receipt by Prosper Bank of $10.0 million, $11.8 million, $13.7 million and $15.9 million, respectively at the minimum, midpoint, maximum and adjusted maximum of the offering range. See “How We Intend to Use the Proceeds from the Offering.”

	Prosper Bank Historical at		Pro Forma at December 31, 2020, Based Upon the Sale in the Offering of (1)
	December 31, 2020		1,785,000 Shares		2,100,000 Shares		2,415,000 Shares		2,777,250 Shares (2)
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets

	(Dollars in thousands)
Equity	$21,969	7.98%	$29,792	10.44%	$31,287	10.90%	$32,774	11.34%	$34,487	11.84%

Tier 1 leverage capital (3)(4)	$21,880	8.15%	$29,704	10.67%	$31,199	11.13	$32,686	11.59%	$34,399	12.10%
Tier 1 leverage requirement	13,420	5.00	13,918	5.00	14,011	5.00	14,105	5.00	14,212	5.00
Excess	$8,460	3.15%	$15,787	5.67%	$17,188	6.13%	$18,581	6.59%	$20,187	7.10%

Tier 1 risk-based capital (3)(4)	$21,880	12.42%	$29,704	16.67%	$31,199	17.47%	$32,686	18.26%	$34,399	19.17%
Tier 1 risk-based requirement	14,100	8.00	14,259	8.00	14,289	8.00	14,319	8.00	14,353	8.00
Excess	$7,780	4.42%	$15,445	8.67%	$16,910	9.47%	$18,368	10.26%	$20,046	11.17%

Total risk-based capital (3)(4)	$24,092	13.67%	$31,915	17.91%	$33,410	18.71%	$34,897	19.50%	$36,610	20.41%
Total risk-based requirement	17,624	10.00	17,824	10.00	17,861	10.00	17,898	10.00	17,941	10.00
Excess	$6,468	3.67%	$14,091	7.91%	$15,549	8.71%	$16,999	9.50%	$18,669	10.41%

Common equity tier 1 risk-based capital (3)(4)	$21,880	12.42%	$29,704	16.67%	$31,199	17.47%	$32,686	18.26%	$34,399	19.17%
Common equity tier 1 risk-based requirement	11,456	6.50	11,585	6.50	11,610	6.50	11,634	6.50	11,662	6.50
Excess	$10,424	5.92%	$18,119	10.17%	$19,589	10.97%	$21,052	11.76%	$22,737	12.67%

Reconciliation of capital infused into Prosper Bank:
Net proceeds			$9,965		$11,838		$13,703		$15,850
Less: Common stock acquired by stock-based benefit plan			(714)		(840)		(966)		(1,111)
Less: Common stock acquired by employee stock ownership plan			(1,428)		(1,680)		(1,932)		(2,222)
Pro forma increase			$7,823		$9,318		$10,805		$12,517

(1)	Pro forma capital levels assume that the employee stock ownership plan purchases 8% of the shares of common stock sold in the stock offering with funds we lend and that our stock-based benefit plan purchases 4% of the shares sold in the offering for restricted stock awards. Pro forma capital calculated under generally accepted accounting principles (“GAAP”) and regulatory capital have been reduced by the amount required to fund these plans. See “Management” for a discussion of the employee stock ownership plan.

(2)	As adjusted to give effect to an increase in the number of shares, which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(3)	Tier 1 leverage capital levels are shown as a percentage of total average assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.

(4)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk weighting.

CAPITALIZATION

The following table presents the historical capitalization of Prosper Bank at December 31, 2020 and the pro forma consolidated capitalization of PB Bankshares, Inc. after giving effect to the conversion and offering, based upon the assumptions set forth in the “Pro Forma Data” section.

	Prosper Bank at	Pro Forma at December 31, 2020 Based upon the Sale in the Offering at $10.00 per Share of
	December 31, 2020	1,785,000 Shares	2,100,000 Shares	2,415,000 Shares	2,777,250 Shares (1)

	(Dollars in thousands, except per share amounts)
Deposits (2)	$231,416	$231,416	$231,416	$231,416	$231,416
Borrowings	20,553	20,553	20,553	20,553	20,553
Total deposits and borrowings	$251,969	$251,969	$251,969	$251,969	$251,969

Stockholders’ equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized (post-conversion)	$—	$—	$—	$—	$—
Common stock, $0.01 par value, 40,000,000 shares authorized (post-conversion); shares to be issued as reflected (3)	—	18	21	24	28
Additional paid-in capital (4)	—	16,591	19,709	22,815	26,387
Retained earnings (5)	21,880	21,880	21,880	21,880	21,880
Accumulated other comprehensive loss	89	89	89	89	89

Less:
Common stock held by employee stock ownership plan (6)	—	(1,428)	(1,680)	(1,932)	(2,222)
Common stock to be acquired by stock-based benefit plans (7)	—	(714)	(840)	(966)	(1,111)
Total stockholders’ equity	$21,969	$36,436	$39,179	$41,910	$45,051

Total shares outstanding	—	1,785,000	2,100,000	2,415,000	2,777,250
Total stockholders’ equity as a percentage of total assets	7.98%	12.57%	13.39%	14.19%	15.10%
Tangible equity as a percentage of tangible assets	7.98%	12.57%	13.39%	14.19%	15.10%

(1)	As adjusted to give effect to an increase in the number of shares of common stock that could occur due to a 15% increase in the offering range to reflect demand for shares or changes in market conditions following the commencement of the offering.

(2)	Does not reflect withdrawals from deposit accounts for the purchase of shares of common stock in the conversion and offering. These withdrawals would reduce pro forma deposits and assets by the amount of the withdrawals.

(3)	No effect has been given to the issuance of additional shares of PB Bankshares common stock pursuant to the exercise of options under one or more stock-based benefit plans. If the plans are implemented within the first year after the closing of the offering, an amount up to 10% of the shares of PB Bankshares common stock sold in the offering will be reserved for issuance upon the exercise of options under the plans.

(4)	On a pro forma basis, common stock and additional paid-in capital have been revised to reflect the number of shares of PB Bankshares common stock to be outstanding.

(5)	The retained income of Prosper Bank will be substantially restricted after the conversion. See “The Conversion and Offering—Liquidation Rights” and “Regulation and Supervision.”

(6)	Assumes that 8% of the shares sold in the offering will be acquired by the employee stock ownership plan financed by a loan from PB Bankshares. The loan will be repaid principally from Prosper Bank’s contributions to the employee stock ownership plan. Since PB Bankshares will finance the employee stock ownership plan debt, this debt will be eliminated through consolidation and no liability will be reflected on PB Bankshares’s consolidated financial statements. Accordingly, the amount of shares of common stock acquired by the employee stock ownership plan is shown in this table as a reduction of total stockholders’ equity.

(7)	Assumes a number of shares of common stock equal to 4% of the shares of common stock to be sold in the offering will be purchased by one or more stock-based benefit plans in open market purchases by PB Bankshares. The dollar amount of common stock to be purchased is based on the $10.00 per share subscription price in the offering and represents unearned compensation. This amount does not reflect possible increases or decreases in the value of common stock relative to the subscription price in the offering. As PB Bankshares accrues compensation expense to reflect the vesting of shares granted pursuant to the stock-based benefit plan, the credit to equity will be offset by a charge to noninterest expense. Implementation of the stock-based benefit plans will require stockholder approval.

PRO FORMA DATA

The following table summarizes historical data of Prosper Bank and pro forma data of PB Bankshares at and for the year ended December 31, 2020. This information is based on assumptions set forth below and in the table and related footnotes, and should not be used as a basis for projections of market value of the shares of common stock following the conversion and offering.

The net proceeds in the tables are based upon the following assumptions:

•	all shares of common stock will be sold in the subscription offering;

•	our employee stock ownership plan will purchase 8% of the shares of common stock sold in the stock offering with a loan from PB Bankshares. The loan will be repaid in substantially equal payments of principal and interest over a period of 20 years;

•	Piper Sandler & Co. will receive a selling agent fee equal to 1.4% of the dollar amount of the shares of common stock sold in the stock offering, subject to a minimum fee of $225,000. Shares purchased by our employee stock benefit plans or by our officers, directors, trustees and employees, and their immediate families will not be included in calculating the shares of common stock sold for this purpose; and

•	expenses of the stock offering, other than selling agent fees to be paid to Piper Sandler & Co., will be $1.0 million.

Pro forma earnings on net proceeds have been calculated assuming the stock has been sold at the beginning of the year and the net proceeds have been invested at a yield of 0.36% for the year ended December 31, 2020. This represents the five-year U.S. Treasury Note rate as of December 31, 2020, which, in light of current market interest rates, we consider to more accurately reflect the pro forma reinvestment rate than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate generally required by federal regulations. The pro forma after-tax yield on the net proceeds from the offering is assumed to be 0.28% for the year ended December 31, 2020, based on an effective tax rate of 21%.

We calculated historical and pro forma per share amounts by dividing historical and pro forma amounts of consolidated net income and stockholders’ equity by the indicated number of shares of common stock. We adjusted the earnings figures to give effect to the shares of common stock purchased by the employee stock ownership plan. We computed per share amounts for the year as if the shares of common stock were outstanding at the beginning of the year, but we did not adjust per share historical or pro forma stockholders’ equity to reflect the earnings on the estimated net proceeds.

The pro forma table gives effect to the implementation of stock-based benefit plans. Subject to the receipt of stockholder approval, we have assumed that the stock-based benefit plans will acquire a number of shares of common stock equal to 4% of our outstanding shares of common stock at the same price for which they were sold in the stock offering. We also assume that shares of common stock are granted under the plans as restricted stock awards that vest over a five-year period.

We have also assumed that the stock-based benefit plans will grant options to acquire shares of common stock equal to 10% of our outstanding shares of common stock. In preparing the table below, we assumed that stockholder approval was obtained, that the exercise price of the stock options and the market price of the stock at the date of grant were $10.00 per share and that the stock options had a term of ten years and vested over five years. We applied the Black-Scholes option pricing model to estimate a grant-date fair value of $3.17 for each option. In addition to the terms of the options described above, the Black-Scholes option pricing model assumed an estimated volatility rate of 22.94% for the shares of common stock, no dividend yield, an expected option life of 10 years and a risk-free interest rate of 0.93%. Finally, we assumed that 25% of the stock options were non-qualified options granted to directors, resulting in a tax benefit (at an assumed tax rate of 21%) in the form of a deduction equal to the grant-date fair value of the options.

We may reserve shares for the exercise of stock options and the grant of stock awards under one or more stock-based benefit plans in excess of 10% and 4%, respectively, of our total outstanding shares if the stock-based benefit plans are adopted more than one year following the stock offering. In addition, we may grant options and award shares that vest more rapidly than over a five-year period if the stock-based benefit plans are adopted more than one year following the stock offering.

As discussed under “How We Intend to Use the Proceeds from the Offering,” we intend to contribute at the minimum, midpoint, maximum and adjusted maximum of the offering range approximately $10.0 million, $11.8 million, $13.7 million and $15.9 million, respectively, of the net proceeds from the stock offering to Prosper Bank, and we will retain the remainder of the net proceeds from the stock offering. We will use portions of the proceeds we retain to make a loan to the employee stock ownership plan. We will retain the rest of the proceeds for future use.

The pro forma table does not give effect to: (i) withdrawals from deposit accounts to purchase shares of common stock in the stock offering; (ii) our results of operations after the stock offering including any earnings from reinvestment and leveraging the net proceeds of the offering in loans and other investments offering different yields than the five-year U.S. Treasury Note rate; or (iii) changes in the market price of the shares of common stock after the stock offering.

The following pro forma information may not represent the financial effects of the stock offering at the date on which the stock offering actually occurs and you should not use the table to indicate future results of operations. Pro forma stockholders’ equity represents the difference between the stated amount of our assets and liabilities, computed in accordance with GAAP. We did not increase or decrease stockholders’ equity to reflect the difference between the carrying value of loans and other assets and their market value. Pro forma stockholders’ equity is not intended to represent the fair market value of the shares of common stock and may be different than the amounts that would be available for distribution to stockholders if we liquidated. Pro forma stockholders’ equity does not give effect to the impact of the bad debt reserve or the liquidation account we will establish in the conversion in the unlikely event we are liquidated.

	At or for the Year ended December 31, 2020 Based upon the Sale at $10.00 Per Share of
	1,785,000 Shares	2,100,000 Shares	2,415,000 Shares	2,777,250 Shares (1)

	(Dollars in thousands, except per share amounts)
Pro forma market capitalization	$17,850	$21,000	$24,150	$27,773

Gross proceeds of offering	17,850	21,000	24,150	27,773
Less: Expenses	1,241	1,270	1,311	1,357
Estimated net proceeds	16,609	19,730	22,839	26,416
Less: Common stock acquired by ESOP (2)	(1,428)	(1,680)	(1,932)	(2,222)
Less: Common stock acquired by stock-based benefit plans (3)	(714)	(840)	(966)	(1,111)
Estimated net proceeds, as adjusted	$14,467	$17,210	$19,941	$23,083

For the year ended December 31, 2020
Consolidated net earnings (loss):
Historical	$(415)	$(415)	$(415)	$(415)
Pro forma adjustments:
Income on adjusted net proceeds	41	49	57	66
Employee stock ownership plan (2)	(56)	(66)	(76)	(88)
Stock awards (3)	(113)	(133)	(153)	(176)
Stock options (4)	(107)	(126)	(145)	(167)
Pro forma net (loss)	$(650)	$(691)	$(732)	$(780)

Earnings (loss) per share(5):
Historical	$(0.25)	$(0.21)	$(0.19)	$(0.16)
Pro forma adjustments:
Income on adjusted net proceeds	0.02	0.03	0.03	0.03
Employee stock ownership plan (2)	(0.03)	(0.04)	(0.04)	(0.03)
Stock awards (3)	(0.07)	(0.07)	(0.07)	(0.07)
Stock options (4)	(0.06)	(0.07)	(0.06)	(0.07)
Pro forma (loss) per share (5)	$(0.39)	$(0.36)	$(0.33)	$(0.30)

Offering price to pro forma net earnings per share	NM	NM	NM	NM
Number of shares used in earnings per share calculations	1,649,340	1,940,400	2,231,460	2,566,179

At December 31, 2020
Stockholders’ equity:
Historical	$21,969	$21,969	$21,969	$21,969
Estimated net proceeds	16,609	19,730	22,839	26,416
Less: Common stock acquired by ESOP (2)	(1,428)	(1,680)	(1,932)	(2,222)
Less: Common stock acquired by stock-based benefit plans (3)	(714)	(840)	(966)	(1,111)
Pro forma stockholders’ equity (6)	36,436	39,179	41,910	45,052
Pro forma tangible equity (6)	$36,436	$39,179	$41,910	$45,052

Stockholders’ equity per share:
Historical	$12.31	$10.46	$9.10	$7.91
Estimated net proceeds	9.30	9.40	9.46	9.51
Less: Common stock acquired by ESOP (2)	(0.80)	(0.80)	(0.80)	(0.80)
Less: Common stock acquired by stock-based benefit plans (3)	(0.40)	(0.40)	(0.40)	(0.40)
Pro forma stockholders’ equity per share (6)	20.41	18.66	17.36	16.22
Less intangible assets	—	—	—	—
Pro forma tangible equity (6)	$20.41	$18.66	$17.36	$16.22

Pro forma price to book value	49.00%	53.59%	57.60%	61.65%
Pro forma price to tangible book value	49.00%	53.59%	57.60%	61.65%
Number of shares outstanding for pro forma book value per share calculations	1,785,000	2,100,000	2,415,000	2,777,250

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to a 15% increase in the offering range to reflect demand for the shares or changes in market conditions following the commencement of the offering.

(2)	Assumes that 8% of shares of common stock sold in the offering will be purchased by the employee stock ownership plan. For purposes of this table, the funds used to acquire these shares are assumed to have been borrowed by the employee stock ownership plan from PB Bankshares. Prosper Bank intends to make annual contributions to the employee stock ownership plan in an amount at least equal to the required principal and interest payments on the debt. Prosper Bank’s total annual payments on the employee stock ownership plan debt are based upon 20 equal annual installments of principal and interest. Financial Accounting Standards Board Accounting Standards Codification 718-40, “Employers’ Accounting for Employee Stock Ownership Plans” (“ASC 718-40”) requires that an employer

(footnotes continued on following page)

(continued from previous page)

record compensation expense in an amount equal to the fair value of the shares committed to be released to employees. The pro forma adjustments assume that the employee stock ownership plan shares are allocated in equal annual installments based on the number of loan repayment installments assumed to be paid by Prosper Bank, the fair value of the common stock remains equal to the subscription price and the employee stock ownership plan expense reflects an effective tax rate of 21%. The unallocated employee stock ownership plan shares are reflected as a reduction of stockholders’ equity. No reinvestment is assumed on proceeds contributed to fund the employee stock ownership plan. The pro forma net income further assumes that 7,140, 8,400, 9,660 and 11,109 shares were committed to be released during the year ended December 31, 2020 at the minimum, midpoint, maximum, and adjusted maximum of the offering range, respectively, and in accordance with ASC 718-40, only the employee stock ownership plan shares committed to be released during the year were considered outstanding for purposes of earnings per share calculations.

(3)	If approved by PB Bankshares’s stockholders, one or more stock-based benefit plans may purchase an aggregate number of shares of common stock equal to 4% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock-based benefit plans, and purchases by the plan may not occur earlier than six months after the completion of the conversion. The shares may be acquired directly from PB Bankshares or through open market purchases. The funds to be used by the stock-based benefit plans to purchase the shares will be provided by PB Bankshares. The table assumes that (i) the stock-based benefit plans acquire the shares through open market purchases at $10.00 per share, (ii) 20% of the amount contributed to the stock-based benefit plans is amortized as an expense during the year, and (iii) the stock-based benefit plans expense reflects an effective tax rate of 21%. Assuming stockholder approval of the stock-based benefit plans and that shares of common stock equal to 4% of the shares sold in the offering are awarded from authorized but unissued shares, stockholders would have their ownership and voting interests diluted by approximately 3.85%.

(4)	If approved by PB Bankshares’s stockholders, one or more stock-based benefit plans may grant options to acquire an aggregate number of shares of common stock equal to 10% of the shares to be sold in the offering (or possibly a greater number of shares if the plan is implemented more than one year after completion of the conversion). Stockholder approval of the stock-based benefit plans may not occur earlier than six months after the completion of the conversion. In calculating the pro forma effect of the stock options to be granted under stock-based benefit plans, it is assumed that the exercise price of the stock options and the trading price of the common stock at the date of grant are $10.00 per share, the estimated grant-date fair value determined using the Black-Scholes option pricing model is $3.17 for each option, and the aggregate grant-date fair value of the stock options is amortized to expense on a straight-line basis over a five-year vesting period of the options. The actual expense of the stock options to be granted under the stock-based benefit plans will be determined by the grant-date fair value of the options, which will depend on a number of factors, including the valuation assumptions used in the option pricing model ultimately adopted. Under the above assumptions, the adoption of the stock-based benefit plans will result in no additional shares under the treasury stock method for purposes of calculating earnings per share. There can be no assurance that the actual exercise price of the stock options will be equal to the $10.00 price per share. If a portion of the shares to satisfy the exercise of options under the stock-based benefit plans is obtained from the issuance of authorized but unissued shares, our net income per share and stockholders’ equity per share would decrease. Assuming stockholder approval of the stock-based benefit plans and that all shares of common stock used to cover the exercise of stock options (equal to 10% of the shares sold in the offering) are authorized but unissued shares, stockholders would have their ownership and voting interests diluted by approximately 9.09%.

(5)	Earnings per share computations are determined by taking the number of shares assumed to be sold in the offering and, in accordance with applicable accounting standards for employee stock ownership plans, subtracting the employee stock ownership plan shares that have not been committed for release during the year. See note 2, above.

(6)	The retained income of Prosper Bank will be substantially restricted after the conversion. See “Our Dividend Policy,” “The Conversion and Offering—Liquidation Rights” and “Regulation and Supervision.” The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

This discussion and analysis reflects our financial information and other relevant statistical data, and is intended to enhance your understanding of our financial condition and results of operations. The information in this section has been derived from the audited consolidated financial statements, which appear beginning on page F-1 of this prospectus. You should read the information in this section in conjunction with the business and financial information regarding Prosper Bank provided in this prospectus.

Overview

Our business has traditionally focused on originating fixed-rate one- to four-family residential real estate loans and offering retail deposit accounts. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have begun the process of developing a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios to diversify our balance sheet, improve our interest rate risk exposure and increase interest income. Our primary market area now consists of Chester and Lancaster Counties and the surrounding Pennsylvania counties of Cumberland, Dauphin, and Lebanon. Management has also emphasized the importance of attracting commercial deposit accounts from its customers. As a result of these initiatives, we were able to increase our consolidated assets by $58.4 million, or 26.9%, from $216.9 million at December 31, 2019 to $275.3 million at December 31, 2020 and increase our deposits $63.4 million, or 37.7%, from $168.0 million at December 31, 2019 to $231.4 million at December 31, 2020.

Our results of operations depend primarily on our net interest income and, to a lesser extent, noninterest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, debt securities and other interest-earning assets (primarily cash and cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, demand accounts, money market accounts, certificates of deposit and borrowings. Noninterest income consists primarily of debit card income, service charges on deposit accounts, earnings on bank owned life insurance, other service charges and other income. Our results of operations also are affected by our provision for loan losses and noninterest expense. Noninterest expense consists primarily of salaries and employee benefits, occupancy and equipment, data and item processing costs, advertising and marketing, professional fees, directors’ fees, FDIC insurance premiums, debit card expenses, and other expenses. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, government policies and actions of regulatory authorities.

For the year ended December 31, 2020, we had a net loss of $415,000 compared to net income of $779,000 for the year ended December 31, 2019. The year over year decrease in earnings of $1.2 million was attributable to a decrease in net interest income and increases in noninterest expense and provision for loan losses partially offset by an increase in noninterest income and recognition of an income tax benefit due to the loss before income taxes. The increase in our noninterest expense was primary due to increases in data and item processing expense, salaries and employee benefits expense, professional fees and occupancy and equipment expense. These increases were the result of expenses related to the rebranding of Proper Bank, one-time costs related to a change in an internet banking service provider, increased audit expenses in preparation of becoming a public company and the termination of Prosper Bank’s frozen defined benefit pension plan. In addition, during 2020, the COVID-19 pandemic severely restricted the level of economic activity in our market area due to restrictions on business operations and travel. In light of the declining economic outlook as a result of COVID-19, the Federal Reserve Board reduced the target federal funds rate by 150 basis points during March 2020. The decline in the interest rate environment had a negative impact on our net interest income during 2020. The COVID-19 pandemic also contributed to an increase in our allowance for loan losses in 2020.

Impact of COVID-19 Outbreak

During the first quarter of 2020, global financial markets experienced significant volatility resulting from the spread of COVID-19. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a National Public Health Emergency. The COVID-19 pandemic has restricted the level of economic activity in our market area. In response to the pandemic, the governments of the Commonwealth of Pennsylvania and of most other states have taken preventative or protective actions, such as imposing restrictions on travel and business operations, advising or requiring individuals to limit or forego time outside of their homes, and ordering temporary closures of businesses that have been deemed to be non-essential. These measures have dramatically increased unemployment in the United States and have negatively impacted many businesses, and thereby threatened the repayment ability of some of our borrowers.

To address the economic impact of COVID-19 in the United States, the CARES Act was signed into law on March 27, 2020. The CARES Act included a number of provisions that affected us, including accounting relief for TDRs. The CARES Act also established the PPP through the SBA, which will allow us to lend money to small businesses to help maintain employee payrolls through the crisis with guarantees from the SBA. Under this program, loan amounts may be forgiven if the borrower maintains employee payrolls and meets certain other requirements. We are participating in this program in 2021. In addition, the Federal Reserve Board took steps to bolster the economy by, among other things, reducing the federal funds rate and the discount-window borrowing rate to near zero.

In response to the COVID-19 pandemic during 2020, we implemented protocols and processes to help protect our employees, customers and communities. These measures included:

•	Operating our branches under a drive-through model with appointment-only lobby service, leveraging our business continuity plans and capabilities that included critical operations teams being divided and dispersed to separate locations and, when possible, having employees work from home. We also established a Pandemic Response team.

•	The safety and health of our staff and our customers is our highest priority. We installed plexiglass sneeze barriers in all teller areas, in each of our branch offices. Hand sanitizer is available at each of the teller stations/new accounts desks, and floors were marked to encourage customers to stay six feet apart. Facemasks are mandatory for all employees at work. All employees also have access to gloves, hand sanitizer, and disinfectant wipes while at work.

•	Offering assistance to our customers affected by the COVID-19 pandemic, which included payment deferrals, waiving certain fees, and suspending property foreclosures.

We implemented various consumer and commercial loan modification programs to provide our borrowers relief from the economic impacts of COVID-19. Based on guidance in the CARES Act and recent COVID-19 related legislation, COVID-19 related modifications to loans that were current as of December 31, 2019 are exempt from TDR classification under U.S. GAAP through the earlier of January 1, 2022, or 60 days after the national emergency concerning COVID-19 declared by the President of the United States terminates. In addition, the bank regulatory agencies issued interagency guidance stating that COVID-19 related short-term modifications (i.e., six months or less) granted to loans that were current as of the loan modification program implementation date are not TDRs.

During the year ended December 31, 2020, we granted short-term payment deferrals on 87 loans, totaling approximately $24.1 million in aggregate principal amount, that were otherwise performing. As of December 31, 2020, 77 of these loans, totaling $20.5 million, had returned to normal payment status with 10 loans totaling $3.6 million remaining in deferral status as of such date.

Given the unprecedented uncertainty and rapidly evolving economic effects and social impacts of the COVID-19 pandemic, the future direct and indirect impact on our business, results of operations and financial condition are highly uncertain. Should current economic conditions persist or continue to deteriorate, we expect that this macroeconomic environment will have a continued adverse effect on our business and results of operations, which could include, but not be limited to: decreased demand for our products and services, protracted periods of lower interest rates, increased noninterest expenses, including operational losses, and increased credit losses due to deterioration in the financial condition of our consumer and commercial borrowers, including declining asset and collateral values, which may continue to increase our provision for credit losses and net charge-offs.

For additional information, see “Risk Factors—Risks Related to the COVID-19 Pandemic—The economic impact of the COVID-19 outbreak could adversely affect our financial condition and results of operations.”

Business Strategy

Our business strategy is to operate as a well-capitalized and profitable community bank dedicated to providing personal service to our individual and business customers. We believe that we have a competitive advantage in the markets we serve because of our over 100-year history in the community, and our knowledge of the local marketplace. Our culture is anchored in a philosophy that puts our employees, customers and communities at the forefront of everything we do. We are proud of our diverse and experienced team of employees and strive to be the most loved bank that allows families, customers and our communities to prosper. The following are the key elements of our business strategy:

Grow our loan portfolio with a focus on increasing commercial real estate and commercial and industrial lending. Our principal business activity historically has been the origination of residential mortgage loans for retention in our loan portfolio. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership team we have begun the process of developing a commercial lending infrastructure, with a particular focus on expanding our commercial real estate and commercial and industrial loan portfolios to diversify our balance sheet. Our commercial real estate and commercial and industrial loan portfolios increased from $56.8 million, or 32.7% of total loans at December 31, 2019, to $71.3 million, or 37.6% of total loans at December 31, 2020. We view the growth of commercial lending as a means of increasing our interest income and fee income while establishing relationships with local businesses. We intend to continue to build relationships with small and medium-sized businesses in our market area, targeting locally owned family businesses and not-for-profit organizations. During 2020, we added a new commercial executive to the Harrisburg, Pennsylvania market area, and we expect to hire additional relationship-based officers following the offering to increase our presence in our market area. Beginning in 2021, Prosper Bank was qualified by the SBA to participate in the PPP loan program and management originated approximately $4.3 million of PPP loans in the first quarter of 2021. We believe all of these actions have properly positioned our institution to achieve prudent, organic and consistent growth in the future. The capital we are raising in the offering will support an increase in our lending limits, which will enable us to expand existing customer relationships as well as provide capacity for new customers.

Increasing our commercial real estate and commercial and industrial loans involves risk, as described in “Risk Factors—Risks Related to Our Lending Activities—We intend to increase the origination of commercial real estate loans. These loans involve credit risks that could adversely affect our financial condition and results of operations” and “—We intend to increase the origination of commercial and industrial loans secured by accounts receivable, inventory, equipment or other business assets, the deterioration in value of which could increase the potential for future losses.”

Strategically grow our balance sheet.  As a result of our efforts to build our management team and infrastructure and given our long-time presence in our market area, we believe we are well positioned to increase, on a managed basis, our assets and liabilities, particularly loans and deposits. Prosper Bank increased its loans and deposits $15.8 million, or 9.1%, and $63.4 million, or 37.7%, respectively, during 2020. We are undergoing a significant rebranding effort and have updated and improved our website, Internet and mobile banking and other technology infrastructure that prioritizes the customer experience and moves away from the traditional branch model. We also believe we can capitalize on commercial deposit and personal banking relationships derived from an increase in commercial real estate and commercial and industrial lending. Based on our attractive market area and our strategic investment in technology to enhance the customer experience, we believe we are well-positioned to strategically grow our balance sheet.

Increase our share of lower-cost core deposits. We are making a concerted effort to reduce our reliance on higher cost certificates of deposit in favor of obtaining lower cost retail and commercial deposit accounts. Increasing our core deposits will provide a stable source of funds to support loan growth at costs consistent with improving our net interest rate spread and margin. We consider our core deposits to include demand deposit (checking), money market and savings accounts. During 2020, management implemented an initiative which incentivized our commercial relationship officers to increase transaction accounts with our existing commercial customers. Our core deposits increased $41.1 million, or 39.4%, to $145.5 million at December 31, 2020 from $104.4 million at December 31, 2019. We have also made significant investments in our technology-based products. For example, we have enhanced our suite of deposit related products, including remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers and a new Internet banking platform to create sticky retail deposits. We plan to continue to aggressively market our core transaction accounts, emphasizing our high-quality service and competitive pricing of these products while also making further investments in technology so that we can continue to deliver high-quality, innovative products and services to our customers.

Organically grow through loan production offices and through opportunistic bank or branch acquisitions. As a result of our new executive management team and increased relationship-based personnel, we expect to grow organically. In 2021, we opened a loan production office in Harrisburg (Dauphin County, Pennsylvania), and, following the offering, we expect to establish one to two additional loan production offices to support lending teams in our core markets such as Chester and Lancaster Counties, Pennsylvania. We estimate the cost of opening a loan production office would range between $350,000 to $450,000 for its first year of operation. However, no assurances can be given that actual expenses incurred would not be more or less than such estimate. We believe opening loan production offices is a more cost-effective method to expansion which can lead to the establishment of branch offices in the future if market conditions warrant. In addition to this organic growth, we will also consider acquisition opportunities of other financial institutions or specific branches of financial institutions that we believe would enhance the value of our franchise and yield potential financial benefits for our stockholders. We will seek to expand our presence in Chester, Lancaster, Dauphin, Lebanon and Cumberland Counties, Pennsylvania. However, we currently have no understandings or agreements with respect to acquiring any financial institutions or branch acquisitions.

Manage credit risk to maintain a low level of non-performing assets. We believe strong asset quality is a key to our long-term financial success. Our strategy for credit risk management focuses on having an experienced team of credit professionals, well-defined policies and procedures, conservative loan underwriting criteria and active credit monitoring. Our nonperforming assets to total assets ratio was 1.02% at December 31, 2020, compared to 1.43% at December 31, 2019. At December 31, 2020, the majority of our nonperforming assets were related to one- to four-family residential real estate loans. We will continue to increase our investment in our credit review function, both in experienced personnel as well as ancillary systems, as necessary, in order to be able to evaluate more complex loans and better manage credit risk, which will also support our intended loan growth.

Anticipated Increase in Noninterest Expense

Following the completion of the conversion, our noninterest expense is expected to increase because of the increased costs associated with operating as a public company, increased costs related to potential expansion of the franchise, the increased compensation expense associated with the purchase of shares of common stock by our employee stock ownership plan as well as the implementation of one or more stock-based benefit plans, if approved by our stockholders, no earlier than six months after the completion of the conversion. For further information, see “Summary—Benefits to Management and Potential Dilution to Stockholders Resulting from the Conversion;” “Risk Factors—Risks Related to the Offering—Our stock-based benefit plans will increase our expenses, which will reduce our net income;” and “Management —Benefits to be Considered Following Completion of the Stock Offering.”

Critical Accounting Policies

The discussion and analysis of the financial condition and results of operations are based on our financial statements, which are prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. We consider the accounting policies discussed below to be critical accounting policies. The estimates and assumptions that we use are based on historical experience and various other factors and are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions, resulting in a change that could have a material impact on the carrying value of our assets and liabilities and our results of operations.

In 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We intend to take advantage of the benefits of this extended transition period. Accordingly, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

The following represents our critical accounting policies:

Allowance for loan losses. The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the statement of financial condition date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of a loan receivable is charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. The general component covers pools of loans by loan class including construction and commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential mortgages and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include: (1) lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices; (2) national, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans; (3) nature and volume of the portfolio and terms of loans; (4) volume and severity of past due, classified and nonaccrual loans as well as loan modifications; (5) existence and effect of any concentrations of credit and changes in the level of such concentrations; (6) effect of external factors, such as competition and legal and regulatory requirements; (7) experience, ability, and depth of lending department management and other relevant staff; and (8) quality of loan review and board of trustee oversight. Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. As a result of the COVID-19 pandemic, we increased certain of our qualitative loan portfolio risk factors relating to local and national economic conditions as well as industry conditions and concentrations, which have experienced deterioration due to the effects of the COVID-19 pandemic. An unallocated component of the allowance for loan losses is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the FDIC and the Pennsylvania Department of Banking, as an integral part of their examination process, periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.

See Note 1 of the notes to the financial statements of Prosper Bank included in this prospectus.

Deferred Tax Assets. We make estimates and judgments to calculate some of our tax liabilities and determine the recoverability of some of our deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expenses. We also estimate a reserve for deferred tax assets if, based on the available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. These estimates and judgments are inherently subjective. Historically, our estimates and judgments to calculate our deferred tax accounts have not required significant revision.

In evaluating our ability to recover deferred tax assets, we consider all available positive and negative evidence, including our past operating results and our forecast of future taxable income. In determining future taxable income, we make assumptions for the amount of taxable income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies, these assumptions require us to make judgments about future taxable income and are consistent with the plans and estimates we use to manage our business. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in the period and could have a significant impact on our future earnings.

Realization of a deferred tax asset requires us to exercise significant judgment and is inherently uncertain because it requires the prediction of future occurrences. Valuation allowances are provided to reduce deferred tax assets to an amount that is more likely than not to be realized. In evaluating the need for a valuation allowance, we must estimate our taxable income in future years and the impact of tax planning strategies. If we were to determine that we would not be able to realize a portion of our net deferred tax asset in the future for which there is no valuation allowance, an adjustment to the net deferred tax asset would be charged to earnings in the period such determination was made. Conversely, if we were to make a determination that it is more likely than not that the deferred tax assets for which we had established a valuation allowance would be realized, the related valuation allowance would be reduced and a benefit to earnings would be recorded.

See Note 1 of the notes to the financial statements of Prosper Bank included in this prospectus.

Estimation of Fair Values. Fair values for securities available-for-sale are obtained from an independent third-party pricing service. Where available, fair values are based on quoted prices on a nationally recognized securities exchange. If quoted prices are not available, fair values are measured using quoted market prices for similar benchmark securities. Management generally makes no adjustments to the fair value quotes provided by the pricing source. The fair values of foreclosed real estate and the underlying collateral value of impaired loans are typically determined based on evaluations by third parties, less estimated costs to sell. When necessary, appraisals are updated to reflect changes in market conditions.

See Note 1 of the notes to the financial statements of Prosper Bank included in this prospectus.

Comparison of Financial Condition at December 31, 2020 and December 31, 2019

Total Assets. Total assets increased $58.4 million, or 26.9%, to $275.3 million at December 31, 2020 from $216.9 million at December 31, 2019, primarily reflecting increases in cash and cash equivalents, net loans receivable, debt securities available-for-sale, bank owned life insurance, and premises and equipment, partially offset by a decrease in restricted stock.

Cash and cash equivalents increased by $37.6 million, or 290.1%, to $50.6 million at December 31, 2020 from $13.0 million at December 31, 2019 due to an increase in deposits during the COVID-19 pandemic in order to ensure adequate liquidity, partially offset by the use of cash to fund loan originations and to purchase debt securities.

Net loans receivable increased $14.8 million, or 8.7%, to $186.0 million at December 31, 2020 from $171.2 million at December 31, 2019 primarily due to increases in commercial real estate and commercial and industrial loans. Commercial real estate loans increased $9.1 million, or 17.9%, to $59.5 million at December 31, 2020 from $50.5 million at December 31, 2019. Commercial and industrial loans increased $5.4 million, or 85.8%, to $11.8 million at December 31, 2020 from $6.4 million at December 31, 2019. Consumer loans increased $2.9 million, to $3.1 million at December 31, 2020 from $134,000 at December 31, 2019. One- to four-family residential real estate loans decreased $4.2 million, or 3.8%, to $106.4 million at December 31, 2020 from $110.7 million at December 31, 2019. The increase in commercial real estate and commercial and industrial loans was primarily due to our strategy to expand our commercial loan portfolio to diversify our balance sheet. Consumer loans increased due to an increase in select personal loans to certain high net worth individuals. The decrease in one- to four-family residential loans was primarily the result of customers refinancing their loans elsewhere at lower rates as we chose to reduce our investment in one- to four-family residential loans as part of our business strategy.

Debt securities available-for-sale increased $3.0 million, or 13.2%, to $25.9 million at December 31, 2020 from $22.9 million at December 31, 2019 due to purchases of $26.8 million of U.S. Government and agency obligations in addition to a collateralized mortgage obligation, an increase in the fair market value of debt securities available-for-sale of $259,000 due to the decrease in market interest rates during 2020 and $93,000 in net accretion of discounts and amortization of premiums, partially offset by maturities and calls of securities of $17.1 million combined with $7.1 million of principal repayments on mortgage-backed securities.

Premises and equipment increased by $418,000, or 24.8%, to $2.1 million at December 31, 2020 from $1.7 million at December 31, 2019, primarily due to purchases of new fixed assets of $692,000, partially offset by disposals and depreciation of fixed assets of $274,000.

Bank owned life insurance increased by $1.9 million, or 40.9%, to $6.6 million at December 31, 2020 from $4.7 million at December 31, 2019, primarily due to the purchase of three additional insurance policies totaling $1.8 million in the fourth quarter of 2020.

Restricted stock decreased by $224,000, or 17.6%, to $1.0 million at December 31, 2020 from $1.3 million at December 31, 2019 due to decreased borrowings from the Federal Home Loan Bank of Pittsburgh during 2020.

Deposits and Borrowings. Total deposits increased $63.4 million, or 37.7%, to $231.4 million at December 31, 2020 from $168.0 million at December 31, 2019. The increase in our deposits reflected a $22.3 million increase in certificates of deposit, a $22.1 million increase in money market accounts, a $9.4 million increase in interest-bearing demand accounts, an $8.9 million increase in noninterest-bearing demand accounts, and a $780,000 increase in savings accounts. The increase in certificates of deposit was due to management’s actions to ensure adequate liquidity during the onset of the COVID-19 pandemic. The increase in money market, demand and savings accounts primarily reflected deposit customers increasing cash balances during the COVID-19 pandemic as well as management’s focus on increasing the commercial deposit accounts of its customers in 2020.

Total borrowings from the Federal Home Loan Bank of Pittsburgh decreased $5.4 million, or 21.0%, to $20.6 million at December 31, 2020 from $26.0 million at December 31, 2019 due to principal repayments and maturities on our advances. The decrease in Federal Home Loan Bank borrowings was due to the increase in cash and cash equivalents as a result of an increase in deposits.

Equity. Equity decreased $234,000, or 1.1%, to $22.0 million at December 31, 2020 from $22.2 million at December 31, 2019. The decrease was due to a $415,000 net loss, partially offset by an increase of $181,000 in accumulated other comprehensive income due to an increase in the fair market value of our debt securities available-for-sale in 2020.

Comparison of Operating Results for the Years Ended December 31, 2020 and December 31, 2019

General. Net income decreased $1.2 million to a net loss of $415,000 for the year ended December 31, 2020 from net income of $779,000 for the year ended December 31, 2019. The $1.2 million year over year decrease in earnings was attributable to a $1.2 million increase in noninterest expense, a $292,000 decrease in net interest income and a $63,000 increase in the provision for loan losses, partially offset by a $26,000 increase in noninterest income and a $313,000 increase in income tax benefit.

Interest Income. Total interest income decreased $315,000, or 3.4%, to $9.1 million for the year ended December 31, 2020 from $9.4 million for the year ended December 31, 2019. The decrease in interest income resulted from a 67 basis points decrease in the average yield on interest-earning assets from 4.41% for 2019 to 3.74% for 2020, partially offset by a $29.8 million increase year over year in the average balance of interest-earning assets, primarily in cash and cash equivalents.

Interest income on loans, including fees, increased $21,000, or 0.2%, to $8.5 million for 2020, reflecting an increase in the average balance of loans to $179.9 million for 2020 from $173.9 million for 2019, nearly offset by a 15 basis points decrease in the average yield on loans. The increase in the average balance of loans was due primarily to increases in the average balances of commercial real estate and commercial and industrial loans reflecting our strategy to grow commercial lending, partially offset by the decline in the average balance of one- to four-family residential loans. The average yield on loans decreased to 4.71% for 2020 from 4.86% for 2019, as a result of a decrease in market interest rates since December 31, 2019.

Interest income on debt securities available for sale decreased $60,000, or 11.1%, to $475,000 for 2020 from $535,000 for 2019. The decrease in interest income on debt securities available for sale was due to a 53 basis points decrease in the average yield on debt securities available for sale to 1.92% in 2020 from 2.45% in 2019, partially offset by an increase in the average balance of debt securities available for sale of $2.9 million, or 13.4%, to $24.7 million in 2020 from $21.8 million in 2019. The average yield on debt securities available for sale decreased due to calls of higher-yielding securities which were replaced by significantly lower-yielding investment securities due to the decrease in market rates since December 31, 2019. The increase in the average balance of debt securities available for sale was due to purchases of U.S. Government and agency obligations and mortgage-backed securities with our excess liquidity.

Interest income on cash and cash equivalents decreased $252,000, or 85.7%, to $42,000 in 2020, from $294,000 in 2019. The decrease in interest income on cash and cash equivalents was attributable to a decrease in the average yield on cash and cash equivalents of179 basis points to 0.11% for 2020 from 1.90% for 2019 as a result of the decrease in short-term market interest rates since December 31, 2019, partially offset by an increase in the average balance of cash and cash equivalents of $21.0 million, or 135.6%, to $36.5 million in 2020 from $15.5 million in 2019 due to increased liquidity on our balance sheet as customers increased their savings.

Interest Expense. Interest expense decreased $23,000, or 0.9%, to $2.4 million for the year ended December 31, 2020 from $2.5 million for the year ended December 31, 2019 as a result of a decrease in interest expense on borrowings, partially offset by an increase in interest expense on deposits. The decrease in interest expense reflected a 18 basis points decrease in the average cost of interest-bearing liabilities from 1.33% for 2019 to 1.15% for 2020, partially offset by a $26.0 million increase in the average balance of interest-bearing liabilities to $210.7 million for 2020 from $184.6 million for 2019.

Interest expense on deposits increased $67,000, or 3.7%, to $1.9 million for 2020 from $1.8 million for 2019 due to increases in the average balance of our deposits. The average balance of our deposits increased $30.6 million, or 19.4%, to $188.5 million for 2020 from $157.9 million for 2019 due to increases in the average balances of certificates of deposit, money market, savings, and interest-bearing demand deposit accounts. The average balance of transaction accounts, traditionally our lower costing deposit accounts, consisting of demand, savings, and money market accounts, increased by $25.6 million to $128.5 million for 2020 from $103.0 million for 2019, partially offset by a decrease in the average cost of transaction accounts of nine basis points to 0.41% in 2020 from 0.50% in 2019. The increase in the average balance of our transaction accounts primarily reflected deposit customers increasing cash balances during the COVID-19 pandemic and management’s focus on increasing the commercial deposit accounts of its customers in 2020. Additionally, the average balance of certificates of deposit, traditionally our higher costing deposits, increased by $7.8 million to $74.8 million in 2020 from $67.0 million in 2019, partially offset by a 13 basis points decrease in the average cost of certificates of deposit to 1.82% in 2020 from 1.95% in 2019. The increase in the average balance of certificates of deposit was due to management’s actions to ensure adequate liquidity during the onset of the COVID-19 pandemic. The weighted average rate paid on deposits decreased to 1.01% for 2020 from 1.16% for 2019 as a result of the decline in the interest rate environment as we reduced rates on savings, money market, and demand deposit accounts as well as on new certificates of deposit issued upon the maturing of existing certificates of deposit.

Interest expense on Federal Home Loan Bank borrowings decreased $90,000, or 14.4%, to $536,000 for the year ended December 31, 2020 from $626,000 for the year ended December 31, 2019. The decrease in interest expense on Federal Home Loan Bank borrowings was caused by a $4.5 million decrease in our average balance of Federal Home Loan Bank borrowings to $22.2 million for 2020 compared to $26.7 million for 2019 as a result of our increased cash position, partially offset by an increase in the average cost of these funds of seven basis points from 2.35% in 2019 to 2.42% in 2020 as lower cost borrowings matured during 2020.

Net Interest Income. Net interest income decreased $292,000, or 4.2%, to $6.6 million for the year ended December 31, 2020 from $6.9 million for the year ended December 31, 2019. The decrease in net interest income from 2019 to 2020 was primarily due to the sharp decrease in interest rates in response to the economic downturn caused by the COVID-19 pandemic. Our net interest margin for the year ended December 31, 2020 decreased 52 basis points to 2.74% from 3.26% for the year ended December 31, 2019. Our net interest rate spread for the year ended December 31, 2020 decreased 49 basis points to 2.59% from 3.08% for the year ended December 31, 2019. Net interest-earning assets increased to $31.6 million for 2020 from $27.8 million for 2019.

Provision for Loan Losses. We establish provisions for loan losses which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses inherent in the loan portfolio that are both probable and reasonably estimable at the consolidated balance sheet date. In determining the level of the allowance for loan losses, we consider our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and the levels of non-performing and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance.

Based on our evaluation of the above factors, we recorded a $760,000 provision for loan losses for the year ended December 31, 2020 compared to a $697,000 provision for loan losses for the year ended December 31, 2019. The increase in the provision for loan losses was primarily due to growth in the commercial real estate and commercial and industrial loan portfolios as well as an adjustment of certain qualitative factors to take into account the uncertain impacts of COVID-19 on economic conditions and borrowers’ ability to repay loans, partially offset by a $264,000 recovery associated with a commercial real estate loan that was charged off in 2019. The allowance for loan losses was $2.9 million, or 1.51%, of loans outstanding at December 31, 2020 compared to $1.8 million, or 1.06%, of loans outstanding at December 31, 2019.

To the best of our knowledge, we have recorded all loan losses that are both probable and reasonable to estimate at December 31, 2020.  However, future changes in the factors described above, including, but not limited to, actual loss experience with respect to our loan portfolio, could result in material increases in our provision for loan losses. In addition, the Pennsylvania Department of Banking and the FDIC, as an integral part of their examination process, will periodically review our allowance for loan losses, and as a result of such reviews, we may have to adjust our allowance for loan losses. However, regulatory agencies are not directly involved in establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management.

Noninterest Income. Noninterest income information is as follows.

	Years Ended December 31,		Change
	2020	2019	Amount	Percent

	(Dollars in thousands)
Service charges on deposit accounts	$183	$199	$(16)	(8.0)%
Gain on equity investments	18	20	(2)	(10.0)
Bank owned life insurance	127	128	(1)	(0.8)
Debit card income	183	139	44	31.7
Other service charges	75	54	21	38.9
Other income	50	70	(20)	(28.6)
Total noninterest income	$636	$610	$26	4.3%

Noninterest income increased by $26,000, or 4.3%, to $636,000 for 2020 from $610,000 for 2019. The increase in noninterest income resulted primarily from increases in debit card income and other service charges partially offset by decreases in other income and service charges on deposit accounts.  Debit card income increased $44,000 as a result of an increased volume of transactions when comparing 2020 to 2019.  Other service charges increased $21,000 due to a $32,000 increase in mortgage fees partially offset by an $11,000 decrease in tax service fees. The decrease in other income of $20,000 was primarily due to a decrease of $41,000 in 2020 in miscellaneous income as a result of the recovery of expenses related to the pay-off of a non-accrual loan in 2019 partially offset by an increase of $21,000 in dividends received as a result of an equity ownership position in a title insurance company. Service charges on deposit accounts decreased $16,000 due to a $15,000 decrease in overdraft protection charges.

Noninterest Expense. Noninterest expense information is as follows.

	Years Ended December 31,		Change
	2020	2019	Amount	Percent

	(Dollars in thousands)
Salaries and employee benefits	$3,469	$3,205	$264	8.2%
Occupancy and equipment	708	559	149	26.7
Data and item processing	1,161	806	355	44.0
Advertising and marketing	112	133	(21)	(15.8)
Professional fees	667	424	243	57.3
Directors’ fees	241	194	47	24.2
Federal deposit insurance premiums	105	42	63	150.0
Other real estate owned, net	(30)	(35)	5	14.3
Debit card expenses	136	124	12	9.7
Other	495	434	61	14.1
Total noninterest expense	$7,064	$5,886	$1,178	20.0%

Noninterest expense increased $1.2 million, or 20.0%, to $7.1 million in 2020 from $5.9 million in 2019. The increase in noninterest expense was primarily the result of increases in data and item processing expense of $355,000, salaries and employee benefits expense of $264,000, professional fees of $243,000 and occupancy and equipment expense of $149,000. Data and item processing expense increased $355,000 in 2020 primarily due to increases in Internet banking expenses of $237,000 due to early termination fees incurred with the transition to a new provider, information technology expenses of $91,000, and core processing expenses of $29,000, partially offset by a $25,000 decrease in escrow manager expenses as a result of switching to an in-house product. Salaries and employee benefits expense increased $264,000 in 2020 due primarily to annual salary increases, the implementation of supplemental executive retirement plans for certain executive officers and additional pension plan contributions in connection with the termination of the frozen defined benefit pension plan. Professional fees increased $243,000 in 2020 due to increases of $111,000 in other professional fees associated with rebranding related to Prosper Bank’s name change and interim Chief Financial Officer consultant fees, $69,000 in audit and accounting expenses due to enhancing audit procedures for the 2019 and 2020 audit of the financial statements from generally accepted audit standards to Public Company Accounting Oversight Board standards, $38,000 in legal fees, and $36,000 in pension administration fees due to the termination of Prosper Bank’s frozen defined benefit pension plan. Occupancy and equipment expense increased $149,000 primarily due to increases of $69,000 in loss on disposal of fixed assets related to Prosper Bank’s rebranding and $67,000 in equipment expense mostly due to purchases of new equipment.

Income Tax Expense (Benefit). Income tax expense decreased $313,000, or 180.9%, to a benefit of $(140,000) for 2020 from an expense of $173,000 for 2019. The decrease in income tax expense for the year ended December 31, 2020 as compared to the year ended December 31, 2019 was due to a loss before income taxes.

Average Balances and Yields. The following table sets forth average balance sheets, average yields and costs, and certain other information for the years indicated. No tax-equivalent yield adjustments have been made, as the effects would be immaterial. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or interest expense. Deferred loan fees totaled $585,000 and $655,000 for the years ended December 31, 2020 and 2019, respectively.

	For the Years Ended December 31,
	2020			2019
	Average Outstanding Balance	Interest	Average Yield/Rate	Average Outstanding Balance	Interest	Average Yield/Rate

	(Dollars in thousands)
Interest-earning assets:
Loans	$179,873	$8,477	4.71%	$173,877	$8,456	4.86%
Debt securities available for sale	24,714	475	1.92%	21,800	535	2.45%
Restricted stocks	1,116	70	6.29%	1,297	94	7.23%
Cash and cash equivalents	36,526	42	0.11%	15,502	294	1.90%
Total interest-earning assets	242,229	9,064	3.74%	212,476	9,379	4.41%
Noninterest-earning assets	6,574			6,614
Total assets	$248,803			$219,090

Interest-bearing liabilities:
Interest-bearing demand deposits	$61,548	$230	0.37%	$52,565	$283	0.54%
Savings deposits	18,533	75	0.41%	17,832	92	0.52%
Money market deposits	33,568	226	0.67%	20,527	143	0.70%
Certificates of deposit	74,843	1,364	1.82%	66,998	1,310	1.95%
Total interest-bearing deposits	188,492	1,895	1.01%	157,922	1,828	1.16%
FHLB advances	22,162	536	2.42%	26,706	626	2.35%
Total interest-bearing liabilities	210,654	2,431	1.15%	184,628	2,454	1.33%
Noninterest-bearing demand deposits	14,868			12,029
Other noninterest-bearing liabilities	672			534
Total liabilities	226,194			197,191
Equity	22,609			21,899
Total liabilities and equity	$248,803			$219,090
Net interest income		$6,633			$6,925
Net interest rate spread (1)			2.59%			3.08%
Net interest-earning assets (2)	$31,575			$27,848
Net interest margin (3)			2.74%			3.26%
Average interest-earning assets to interest-bearing liabilities	114.99%			115.08%

(1)	Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate of interest-bearing liabilities.

(2)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.

(3)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments required to be excluded from the table below.

	Years Ended December 31, 2020 vs. 2019
	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)

	(In thousands)
Interest-earning assets:
Loans	$346	$(325)	$21
Debt securities available-for-sale	45	(105)	(60)
Restricted stocks	(13)	(11)	(24)
Cash and cash equivalents	400	(652)	(252)
Total interest-earning assets	778	(1,093)	(315)

Interest-bearing liabilities:
Interest-bearing demand deposits	48	(101)	(53)
Savings deposits	3	(20)	(17)
Money market deposits	91	(8)	83
Certificates of deposit	153	(99)	54
Total deposits	295	(228)	67
Borrowings	(106)	16	(90)
Total interest-bearing liabilities	189	(212)	(23)

Change in net interest income	$589	$(881)	$(292)

Management of Market Risk

General. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage the impact of changes in market interest rates on net interest income and capital. We have an Asset/Liability and Investment Committee that is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate, given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the board of trustees. The Committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

As part of our ongoing asset-liability management, we intend to use the following strategies to manage our interest rate risk:

(i)	increase our commercial loan portfolio with shorter term, higher yielding loan products;

(ii)	emphasize the marketing of our money market, savings and demand accounts;

(iii)	invest in shorter to medium-term repricing and/or maturing securities whenever the market allows; and

(iv)	maintain a strong capital position.

We look at two types of simulations impacted by changes in interest rates, which are (1) net interest income and (2) changes in the economic value of equity.

Net Interest Income Analysis. We analyze our sensitivity to changes in interest rates through our net interest income simulation model, the results of which are provided to us by an independent third party. Net interest income is the difference between the interest income we earn on our interest-earning assets, such as loans and securities, and the interest we pay on our interest-bearing liabilities, such as deposits and borrowings. We estimate what our net interest income would be for a one-year period based on current interest rates. We then calculate what the net interest income would be for the same period under different interest rate assumptions. The following table shows the estimated impact on net interest income for the one-year period beginning December 31, 2020 resulting from potential changes in interest rates, expressed in basis points. These estimates require certain assumptions to be made, including loan and mortgage-related investment prepayment speeds, reinvestment rates, and deposit maturities and decay rates. These assumptions are inherently uncertain. As a result, no simulation model can precisely predict the impact of changes in interest rates on our net interest income.

Although the net interest income table below provides an indication of our interest rate risk exposure at a particular point in time, such estimates are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

The table below sets forth, as of December 31, 2020, the calculation of the estimated changes in our net interest income that would result from the designated immediate changes in the United States Treasury yield curve.

At December 31, 2020
Change in Interest Rates (basis points) (1)	Net Interest Income Year 1 Forecast	Year 1 Change from Level

	(Dollars in thousands)
+400	$7,103	14.23%
+300	6,863	10.38%
+200	6,720	8.08%
+100	6,531	5.03%
Level	6,218	—
-100	5,953	(4.27)%

(1)	Assumes an immediate uniform change in interest rates at all maturities.

The tables above indicate that at December 31, 2020, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience an 8.1% increase in net interest income, and in the event of an instantaneous 100 basis point decrease in interest rates, we would experience a 4.3% decrease in net interest income.

Economic Value of Equity Analysis. We also compute amounts by which the net present value of our assets and liabilities (economic value of equity or “EVE”) would change in the event of a range of assumed changes in market interest rates.  This model uses a discounted cash flow analysis and an option-based pricing approach to measure the interest rate sensitivity of net portfolio value.  The model estimates the economic value of each type of asset, liability and off-balance sheet contract under the assumptions that the United States Treasury yield curve increases instantaneously by 100, 200, 300 and 400 basis points increments or a decrease instantaneously by 100 basis points, with changes in interest rates representing immediate and permanent, parallel shifts in the yield curve.

At December 31, 2020
				EVE as a Percentage of Present Value of Assets (3)
Change in Interest		Estimated Increase (Decrease) in			Increase
Rates (basis points)	Estimated	EVE		EVE	(Decrease)
(1)	EVE (2)	Amount	Percent	Ratio (4)	(basis points)

(Dollars in thousands)
+400	$18,386	$(2,647)	(12.58)%	7.29%	(29)
+300	18,730	(2,303)	(10.95)%	7.27%	(31)
+200	19,389	(1,644)	(7.82)%	7.35%	(23)
+100	20,023	(1,010)	(4.80)%	7.41%	(17)
—	21,033	—	—%	7.58%	—
-100	24,776	3,743	17.80%	8.78%	120

(1)	Assumes an immediate uniform change in interest rates at all maturities.

(2)	EVE is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.

(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.

(4)	EVE Ratio represents EVE divided by the present value of assets.

The table above indicates that at December 31, 2020, in the event of an instantaneous parallel 200 basis point increase in interest rates, we would experience an 7.8% decrease in EVE, and in the event of an instantaneous 100 basis point decrease in interest rates, we would experience a 17.8% increase in EVE.

The preceding income simulation analysis does not represent a forecast of actual results and should not be relied upon as being indicative of expected operating results. These hypothetical estimates are based upon numerous assumptions, which are subject to change, including: the nature and timing of interest rate levels including the yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment/replacement of asset and liability cash flows, and others. Also, as market conditions vary, prepayment/refinancing levels, the varying impact of interest rate changes on caps and floors embedded in adjustable-rate loans, early withdrawal of deposits, changes in product preferences, and other internal/external variables will likely deviate from those assumed.

Liquidity and Capital Resources

Liquidity Management. Liquidity describes our ability to meet the financial obligations that arise in the ordinary course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of our customers and to fund current and planned expenditures. Our primary sources of funds are deposits, principal and interest payments on loans and securities, and proceeds from sales, maturities and calls of securities. We also have the ability to borrow from the Federal Home Loan Bank of Pittsburgh. At December 31, 2020, we had the ability to borrow approximately $88.8 million from the Federal Home Loan Bank of Pittsburgh, of which $20.6 million had been advanced in addition to $4.3 million held in reserve to secure two letters of credit to collateralize municipal deposits. Additionally, at December 31, 2020, we had the ability to borrow $3.0 million from the Atlantic Community Bankers Bank and we also maintained a line of credit of $2.0 million with the Federal Reserve Bank of Philadelphia at December 31, 2020. We did not borrow against the credit lines with the Atlantic Community Bankers Bank or the Federal Reserve Bank of Philadelphia during the year ended December 31, 2020.

The board of trustees is responsible for establishing and monitoring our liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of our customers as well as unanticipated contingencies. We seek to maintain a liquidity ratio of 20.0% or greater. For the year ended December 31, 2020, our liquidity ratio averaged 49.6% due to the COVID-19 pandemic. We believe that we had enough sources of liquidity to satisfy our short and long-term liquidity needs as of December 31, 2020.

We monitor and adjust our investments in liquid assets based upon our assessment of: (1) expected loan demand; (2) expected deposit flows; (3) yields available on cash and cash equivalents and securities; and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in cash and cash equivalents and short-and intermediate-term securities.

While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions, and competition. Our most liquid assets are cash and cash equivalents, which include federal funds sold. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2020, cash and cash equivalents totaled $50.6 million. Debt securities classified as available-for-sale, which provide additional sources of liquidity, totaled $25.9 million at December 31, 2020.

We are committed to maintaining a strong liquidity position. We monitor our liquidity position on a daily basis. We anticipate that we will have sufficient funds to meet our current funding commitments. Certificates of deposit due within one year of December 31, 2020, totaled $26.6 million, or 30.9% of our certificates of deposit, and 11.5% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other deposits and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or borrowings than we currently pay. We believe, however, based on past experience that a significant portion of such deposits will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Capital Management. At December 31, 2020, Prosper Bank exceeded all regulatory capital requirements and was considered “well capitalized” under regulatory guidelines due to its compliance with the Community Bank Leverage ratio. See “Regulation and Supervision—Federal Bank Regulation—Capital Requirements” and Note 8 of the Notes to the Financial Statements.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, we routinely are a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent our future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans we make. At December 31, 2020, we had outstanding commitments to originate loans of $15.9 million, unused lines of credit totaling $7.6 million and $6.6 million in stand-by letters of credit outstanding. We anticipate that we will have sufficient funds available to meet our current lending commitments. Certificates of deposit that are scheduled to mature in less than one year from December 31, 2020 totaled $26.6 million. Management expects that a substantial portion of the maturing certificates of deposit will be renewed. However, if a substantial portion of these deposits is not retained, we may utilize Federal Home Loan Bank advances or raise interest rates on deposits to attract new deposits, which may result in higher levels of interest expense.

Contractual Obligations. In the ordinary course of our operations, we enter into certain contractual obligations. Such obligations include data processing services, operating leases for equipment, agreements with respect to borrowed funds and deposit liabilities.

Recent Accounting Pronouncements

Please refer to Note 1 to the Financial Statements for the years ended December 31, 2020 and 2019 beginning on page F-1 for a description of recent accounting pronouncements that may affect our financial condition and results of operations.

Impact of Inflation and Changing Prices

The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

BUSINESS OF PB BANKSHARES, INC.

PB Bankshares, Inc. is incorporated in the State of Maryland, and has not engaged in any business to date. Upon completion of the conversion, PB Bankshares will own all of the issued and outstanding stock of Prosper Bank. We intend to contribute at least 60% of the net proceeds from the stock offering to Prosper Bank. PB Bankshares will retain the remainder of the net proceeds from the stock offering and use a portion of the retained net proceeds to make a loan to the employee stock ownership plan. At a later date, we may use the net proceeds to pay dividends to stockholders and repurchase shares of common stock, subject to our planned growth, capital needs and regulatory limitations. We will invest our initial capital as discussed in “How We Intend to Use the Proceeds from the Offering.”

After the conversion and the offering are complete, PB Bankshares, as the holding company of Prosper Bank, will be authorized to pursue other business activities permitted by applicable laws and regulations, which may include the acquisition of banking and financial services companies. See “Regulation and Supervision—Holding Company Regulation” for a discussion of the activities that are permitted for bank holding companies. We currently have no understandings or agreements to acquire other financial institutions although we may determine to do so in the future. We may also borrow funds for reinvestment in Prosper Bank.

Following the offering, our cash flow will depend on earnings from the investment of the net proceeds from the offering that we retain, and any dividends we receive from Prosper Bank. Prosper Bank is subject to regulatory limitations on the amount of dividends that it may pay. See “Regulation and Supervision—Pennsylvania Bank Regulation—Dividend Restrictions.” Initially, PB Bankshares will neither own nor lease any property, but will instead pay a fee to Prosper Bank for the use of its premises, equipment and furniture. At the present time, we intend to employ only persons who are officers of Prosper Bank to serve as officers of PB Bankshares. We will, however, use the support staff of Prosper Bank from time to time. We will pay a fee to Prosper Bank for the time devoted to PB Bankshares by employees of Prosper Bank; however, these persons will not be separately compensated by PB Bankshares. PB Bankshares may hire additional employees, as appropriate, to the extent it expands its business in the future.

BUSINESS OF PROSPER BANK

General

Prosper Bank is a mutual savings bank organized under the laws of the Commonwealth of Pennsylvania and is subject to comprehensive regulation and examination by the FDIC and the Pennsylvania Department of Banking. We operate four banking offices and one loan production office in Chester, Lancaster and Dauphin Counties, Pennsylvania. Our primary market area for deposits includes the communities in which we maintain our banking office locations, while our primary lending market area is broader and includes customers in Lebanon, Dauphin and Cumberland Counties in Pennsylvania. We will from time to time also originate loans to customers located in adjacent metropolitan markets. We are a community-oriented bank offering a variety of financial products and services to meet the needs of our customers. We believe that our community orientation and personalized service distinguishes us from larger banks that operate in our market area.

The Bank was founded in 1919 as a building and loan association. In 1991, the Bank converted to a Pennsylvania savings bank charter, and changed its name to Coatesville Savings Bank. In June 2020, the Bank changed its corporate name to Prosper Bank to reflect the Bank’s growth and expanded footprint. We intend to change the Bank’s name to “Presence Bank” following the conversion.

From our founding until 2019, we operated as a traditional thrift institution, offering primarily residential mortgage loans and savings accounts. In September 2019, we hired our current president and chief executive officer, Janak M. Amin, and under his leadership we have begun the process of developing a commercial lending infrastructure, with a particular focus on expanding into commercial real estate and commercial and industrial lending to small businesses. In addition, we have strengthened and modernized our operations through upgrades to our credit, underwriting, information technology and compliance operations. Consistent with our strategy to grow our commercial loan operations, we have enhanced our suite of deposit products, including remote deposit capture, commercial cash management and mobile deposits in order to accommodate business customers, and thereby grow our core deposits.

Our principal business consists of attracting retail deposits from the general public in our market area and investing those deposits, together with funds generated from operations and borrowings, primarily in commercial real estate loans, commercial and industrial loans, construction, home equity lines of credit and to a lesser extent, one- to four-family residential real estate loans and consumer loans. Subject to market conditions, we expect to continue our focus on originating more commercial real estate and commercial and industrial loans in an effort to continue the diversification of our loan portfolio, increase the overall yield earned on our loans and assist in managing interest rate risk. We also invest in debt securities, which have historically consisted of mortgage-backed securities issued by U.S. government sponsored enterprises and U.S. government and agency securities. We offer a variety of deposit accounts, including demand deposit accounts, savings accounts, money market accounts and certificate of deposit accounts. We borrow funds, primarily from the Federal Home Loan Bank of Pittsburgh, to fund our operations as necessary.

At December 31, 2020, we had total consolidated assets of $275.3 million, total deposits of $231.4 million and total equity of $22.0 million. For the year ended December 31, 2020, we incurred a net loss of $415,000.

Our website address is www.prosperbank.com. Information on this website should not be considered a part of this prospectus.

Market Area

We conduct our business from our main office and three branch offices, which are located in Chester and Lancaster Counties, Pennsylvania. In recent years, we have expanded our operations into Lebanon, Dauphin and Cumberland Counties, Pennsylvania. We recently opened a loan production office in Harrisburg (Dauphin County), and, following the conversion and offering, we expect to establish one or two additional loan production offices to support lending teams operating in our market area. The following discusses the demographics of the counties in which we currently operate.

Chester County’s total population for 2021 is estimated at 528,806, approximately 6.0% growth since 2010. Chester County’s population growth is projected to be 1.86% between 2021 and 2026. A relatively high percentage of Chester County’s non-farm, non-government workforce is in the services industry sector, estimated at over 25% of the labor force. Other significant employer industries in the county include education, healthcare and social services at an aggregate 22.4% of the labor force and finance/insurance/real estate at 18.7% of the labor force. Median household income for 2021 in Chester County is estimated to be $106,431.

Lancaster County’s total population for 2021 is estimated at 549,185, which is expected to grow 1.72% between 2021 and 2026. Education, healthcare and social services industry represents in the aggregate over 22% of the labor force. Other significant employer industries in Lancaster County include services and retail trade. Median household income in Lancaster County for 2021 is estimated to be $72,498.

Dauphin County is home to the Commonwealth’s capital city of Harrisburg. Dauphin County’s total population for 2021 is estimated at 280,026, approximately 4.45% growth since 2010. Dauphin County’s population growth is projected to be 1.54% between 2021 and 2026. The services industry represents 25% of the labor force. Other significant employer industries include education, healthcare and social services and finance/insurance/real estate. Median household income in Dauphin County for 2021 is estimated to be $65,792.

We also serve customers in Cumberland and Lebanon Counties. With total populations of 256,308 and 143,139, respectively, estimated for 2021, Cumberland and Lebanon counties were two of the fastest growing counties in Pennsylvania since 2010.

Unemployment rates as of December 2020 and 2019 are set forth in the following table.

Region	December 2020	December 2019
United States	6.5%	3.4%
Pennsylvania	6.4%	4.5%
Chester County	4.2%	3.0%
Lancaster County	4.7%	3.3%
Dauphin County	6.1%	4.0%
Cumberland County	4.5%	3.4%
Lebanon County	5.5%	4.1%

Major employers in Prosper Bank’s market area are Vanguard Group, QVC Network, Chester County Hospital, Mutual Assistance Group, Giant Food Stores, and Lancaster General Hospital.

Competition

We face competition within our market area both in making loans and attracting deposits. Our market area has a concentration of financial institutions that include large money center and regional banks, community banks and credit unions. We also face competition from savings institutions, mortgage banking firms, consumer finance companies and credit unions and, with respect to deposits, from money market funds, brokerage firms, mutual funds and insurance companies. We also compete with fintech and Internet banking companies. Some of our competitors offer products and services that we currently do not offer, such as trust services and private banking.

As of June 30, 2020 (the latest date for which information is available), our deposit market share was less than 1.0% of total deposits in each of Chester County and Lancaster County, Pennsylvania.

Lending Activities

General. Our primary business has traditionally been the origination of one- to four-family residential real estate loans, most of which were fixed-rate loans. Our principal lending activity has transitioned to an emphasis on the origination of commercial real estate loans, commercial and industrial loans, construction, home equity lines of credit and to a lesser extent, one- to four-family residential real estate loans and consumer loans. Following the completion of the conversion, we intend to increase our emphasis on commercial real estate and commercial and industrial lending, in an effort to further diversify our loan portfolio and increase the average yield earned on our loan portfolio.

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio, by type of loan at the dates indicated. At December 31, 2020 and 2019, we had no loans held for sale.

	At December 31,
	2020		2019
	Amount	Percent	Amount	Percent

	(Dollars in thousands)
Real estate:
One- to four-family residential	$106,413	56.16%	$110,658	63.70%
Commercial	59,514	31.41	50,460	29.05
Construction (1)	8,700	4.59	6,107	3.51
Commercial and industrial	11,801	6.23	6,353	3.66
Consumer	3,056	1.61	134	0.08
	189,484	100.00%	173,712	100.00%
Less:
Net deferred loan fees	(585)		(655)
Allowance for losses	(2,854)		(1,839)
Total loans	$186,045		$171,218

(1)	Represents amounts disbursed at December 31, 2020 and 2019. The undrawn amounts of the construction loans totaled $7.6 million and $3.5 million at December 31, 2020 and 2019, respectively.

Contractual Maturities. The following table summarizes the scheduled repayments of our total loan portfolio at December 31, 2020. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less. The tables present contractual maturities and do not reflect repricing or the effect of prepayments. Actual maturities may differ.

	One- to Four-Family Residential Real Estate	Commercial Real Estate	Construction

	(In thousands)
Amounts due in:
One year or less	$3,147	$1,674	$2,579
More than one to five years	4,023	1,860	2,862
More than five to 15 years	34,652	18,902	2,155
More than 15 years	64,591	37,078	1,104
Total	$106,413	$59,514	$8,700

	Commercial and Industrial	Consumer	Total

	(In thousands)
Amounts due in:
One year or less	$1,130	$24	$8,554
More than one to five years	2,694	28	11,467
More than five to 15 years	5,646	4	61,359
More than 15 years	2,331	3,000	108,104
Total	$11,801	$3,056	$189,484

The following table sets forth our fixed and adjustable-rate loans at December 31, 2020 that are contractually due after December 30, 2021.

	Due After December 31, 2021
	Fixed	Adjustable	Total

	(In thousands)
Real estate:
One- to four-family residential	$78,931	$24,335	$103,266
Commercial	7,416	50,424	57,840
Construction	1,720	4,401	6,121
Commercial and industrial	4,241	6,430	10,671
Consumer	28	3,004	3,032
Total loans	$92,336	$88,594	$180,930

One- to Four-Family Residential Real Estate Lending. Our historical primary lending activity has been the origination of one- to four-family, owner-occupied, first and second residential mortgage loans, virtually all of which are secured by properties located in our market area. At December 31, 2020, one- to four-family residential real estate loans totaled $106.4 million, or 56.2% of our total loan portfolio. At December 31, 2020, we had $101.0 million of our one- to four-family residential real estate loans in the first lien position and $5.4 million in a junior lien position. The average principal loan balance of our one- to four-family residential real estate loans was $113,000 at December 31, 2020.

We currently offer one- to four-family residential real estate loans with terms of up to 30 years. We currently retain in our portfolio all of the one- to four-family residential real estate loans we originate. However, as we continue to diversify our loan portfolio and increase our income sources, we may seek to sell one- to four-family residential real estate loans that we originate in the future into the secondary market. We primarily originate fixed-rate one- to four-family residential real estate loans, but we do, on a much more limited basis, originate adjustable-rate loans. At December 31, 2020, $78.9 million, or 76.4% of our one- to four-family residential real estate loans had fixed rates of interest, and $24.3 million, or

23.6% of our one- to four-family residential real estate loans, had adjustable rates of interest. One- to four-family residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms because borrowers have the right to refinance or prepay their loans. We generally limit the loan-to-value ratios of our mortgage loans without private mortgage insurance to 80% of the sales price or appraised value, whichever is lower. Loans where the borrower obtains private mortgage insurance may be made with loan-to-value ratios up to 85%.

Our adjustable-rate one- to four-family residential real estate loans carry terms to maturity ranging from 10 to 30 years and generally have fixed rates for initial terms of five, seven or ten years, and adjust annually thereafter at a margin, which in recent years has been tied to a margin above the one year U.S. Treasury rate. The maximum amount by which the interest rate may be increased or decreased is generally 5% for the first adjustment period and 2% per adjustment period thereafter, with a lifetime interest rate cap of generally 5% over the initial interest rate of the loan and a floor of 4%.

Although adjustable-rate mortgage loans may reduce to an extent our vulnerability to changes in market interest rates because they periodically re-price, as interest rates increase the required payments due from the borrower also increase (subject to rate caps), increasing the potential for default by the borrower. At the same time, the ability of the borrower to repay the loan and the marketability of the underlying collateral may be adversely affected by higher interest rates. Upward adjustments of the contractual interest rate are also limited by our maximum periodic and lifetime rate adjustments. Moreover, the interest rates on most of our adjustable-rate loans do not adjust for up to seven years after origination. As a result, the effectiveness of adjustable-rate mortgage loans in compensating for changes in market interest rates generally may be limited.

At December 31, 2020, we had $27.9 million, or 26.2% of the one- to four-family residential real estate loan portfolio, secured by non-owner occupied properties. Generally, we require personal guarantees from the borrowers on these properties, and we will not make loans in excess of 85% loan to value on non-owner-occupied properties.

We have not offered but may offer “interest only” mortgage loans on permanent one- to four-family residential real estate loans (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). We also have not offered and will not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on the loan, resulting in an increased principal balance during the life of the loan. We have not offered “Alt-A” loans (i.e., loans that generally target borrowers with better credit scores who borrow with alternative documentation such as little or no verification of income).

While we do not have a specific subprime program targeted at customers with weakened credit histories, we do have loans in our portfolio that have characteristics associated with “subprime loans” (loans that are made with low down-payments to borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios). Certain measurements, limits, and reporting requirements have been developed to provide our management and our Board of Trustees with information necessary to properly administer this segment of our loan portfolio. At December 31, 2020, we had $9.6 million outstanding in subprime first and second residential mortgages of which $667,000 were on non-accrual and $101,000 in subprime home equity lines of credit of which none were on non-accrual.

We generally require title insurance on all of our one- to four-family residential real estate mortgage loans, and we also require that borrowers maintain fire and extended coverage casualty insurance (and, if appropriate, flood insurance) in an amount at least equal to the lesser of the loan balance or the replacement cost of the improvements. We do not conduct environmental testing on residential real estate mortgage loans unless specific concerns for hazards are identified by the appraiser used in connection with the origination of the loan. If we identify an environmental problem on land that will secure a loan, the environmental hazard must be remediated before the closing of the loan.

When underwriting residential real estate loans, we review and verify each loan applicant’s employment, income and credit history and, if applicable, our experience with the borrower. Our policy is to obtain credit reports and financial statements on all borrowers and guarantors. Generally, all properties securing real estate loans are appraised by independent appraisers. Appraisals are subsequently reviewed by our credit department. However, if the value of the loan is less than $400,000, we may utilize third party evaluations which are subsequently reviewed by our credit department.

Our one- to four-family residential real estate loans also includes home equity lines of credit. Our home equity lines of credit are secured by either first mortgages or second mortgages on owner-occupied one- to four-family residences. At December 31, 2020, we had $6.0 million of outstanding home equity lines of credit. At December 31, 2020, the unadvanced portion of home equity lines of credit totaled $7.6 million.

The underwriting standards utilized for home equity lines of credit include a title review, the recordation of a lien, a determination of the applicant’s ability to satisfy existing debt obligations and payments on the proposed loan, and the value of the collateral securing the loan. The loan-to-value ratio for our home equity lines of credit is generally limited to 80% when combined with the first security lien, if applicable. Our home equity lines of credit generally have 10-year draw period and adjustable rates of interest, subject to a contractual floor, which are indexed to the prime rate as published in The Wall Street Journal.

Commercial Real Estate Lending. Consistent with our strategy to diversify our loan portfolio and increase our yield, we are focused on increasing our origination of commercial real estate loans. At December 31, 2020, we had $59.5 million in commercial real estate loans, representing 31.4% of our total loan portfolio.

Our commercial real estate loans generally have fixed rates with terms of three, five, seven or ten years and amortization terms of 20 to 25 years, with a balloon payment due at the end of the term. The maximum loan-to-value ratio of our commercial real estate loans is generally 80%. Our commercial real estate loans are typically secured by medical, industrial, warehouse, or other commercial properties. We originate a limited number of multi-family loans generally secured by apartment buildings. At December 31, 2020, the average principal loan balance of our outstanding commercial real estate loans was $350,000, and the largest of such loans was a $3.0 million loan secured by a hotel in our market area originated in December 2020. This loan was performing in accordance with its terms at December 31, 2020.

We also originate first mortgage loans secured by farmland. At December 31, 2020, farmland loans totaled $7.5 million, or 12.6% of our commercial real estate loan portfolio. Such loans are generally fixed-rate loans at a margin over the prime rate as published in The Wall Street Journal with terms up to 10 years and amortization schedules of up to 25 years. Loans secured by farmland may be made in amounts up to 80% of the value of the farm. Generally, we obtain personal guarantees from the borrower on all loans secured by farmland.

We consider a number of factors in originating commercial real estate loans. We evaluate the qualifications and financial condition of the borrower, including project-level and global cash flows, credit history, and management expertise, as well as the value and condition of the property securing the loan. When evaluating the qualifications of the borrower, we consider the financial resources of the borrower, the borrower’s experience in owning or managing similar property and the borrower’s payment history with us and other financial institutions. In evaluating the property securing the loan, the factors we consider include the net operating income of the mortgaged property before debt service and depreciation, the ratio of the loan amount to the appraised value of the mortgaged property and the debt service coverage ratio (the ratio of net operating income to debt service). We generally require a debt service ratio of at least 1.25x. Generally, commercial real estate loans are appraised by outside independent appraisers, however, if the value of the loan is less than $400,000, we may utilize third party evaluations in lieu of formal appraisals which are subsequently reviewed by our credit department.

Personal guarantees are generally obtained from the principals of commercial real estate loan borrowers, although this requirement may be waived in limited circumstances depending upon the loan-to-value ratio and the debt service ratio associated with the loan. We require property, casualty and title insurance and flood insurance if the property is in a flood zone area. Commercial real estate loans entail greater credit risks compared to one- to four-family residential real estate loans because they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends on the successful operation of the property, as repayment of the loan generally is dependent, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial and multi-family real estate than residential properties.

Commercial and Industrial Lending. At December 31, 2020, we had $11.8 million of commercial and industrial loans, representing 6.2% of our total loan portfolio. We offer regular lines of credit and revolving lines of credit to small businesses in our market area to finance short-term working capital needs such as accounts receivable and inventory with terms of up to 12 months that are due on demand and subject to annual renewal. We have begun to develop relationships with professional organizations such as auditors, law firms and medical practices. Our commercial lines of credit are typically variable rate tied to the prime rate as published in The Wall Street Journal. We generally obtain personal guarantees with respect to all commercial and industrial lines of credit. At December 31, 2020, the average loan size of our commercial and industrial loans was $184,000, and our largest outstanding commercial and industrial loan balance was a $3.4 million loan partially secured by cash. This loan was performing in accordance with its terms at December 31, 2020.

We did not participate in the PPP prior to December 31, 2020. Beginning in 2021, Prosper Bank was qualified by the SBA to participate in the PPP loan program and originated approximately $4.3 million of PPP loans in the first quarter of 2021.

We typically originate commercial business loans on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business, the experience and stability of the borrower’s management team, earnings projections and the underlying assumptions, and the value and marketability of any collateral securing the loan. Depending on the collateral used to secure the loans, commercial and industrial loans are made in amounts generally of up to 80% of the value of the collateral securing the loan. Commercial and industrial loans are generally secured by a variety of collateral, primarily accounts receivable, inventory and equipment. As a result, the availability of funds for the repayment of commercial and industrial loans may be substantially dependent on the success of the business itself and the general economic environment in our market area. Therefore, commercial and industrial loans that we originate have greater credit risk than one- to four-family residential real estate loans or, generally, consumer loans. In addition, commercial and industrial loans often result in larger outstanding balances to single borrowers, or related groups of borrowers, and also generally require substantially greater evaluation and oversight efforts.

Construction Lending. We originate construction loans for the purchase of developed lots, for the construction of single-family residences and commercial real estate. Most of our construction loans are interest-only loans that provide for the payment of only interest during the construction phase, which is usually up to 6 to 18 months, although some commercial construction loans are renewed, generally for one or two additional years. At the end of the construction phase, the loan may convert to a permanent mortgage loan or the loan may be paid in full. Prior to making a commitment to fund a construction loan, we require an appraisal of the property by an independent appraiser. A third party reviews and inspects each project prior to disbursement of funds during the term of the construction loan. Loan proceeds are disbursed upon the inspector’s approval. At December 31, 2020, we had $8.7 million of construction loans, representing 4.6% of our total loan portfolio. At December 31, 2020, our largest construction loan was a $1.3 million loan secured by a commercial warehouse. This loan was performing in accordance with its original terms at December 31, 2020.

Generally, the maximum loan-to-value of these loans is 80% of the lesser of the appraised value or the purchase price of the property, and all these loans include personal guarantees for owners of 20% or more.

Our development loans are secured by the entire property being platted and developed. Lending on raw land carries a significant risk of a change in market conditions during the development process. During the development process, we fund costs for site clearing and grading and infrastructure, including utilities and roads. Repayment and release of our development loans is structed to maintain the maximum loan-to-value that was approved at origination. We target most development loans to be paid off at no more than 70% of total lot sales. The maximum loan-to-value ratio on development loans is 70% of the lesser of the appraised value or land acquisition plus development cost of the property. We generally require a global debt service ratio on development loans of 1.2x or greater. Most development loans have maturities of 12 to 36 months, and may be extended if it is a multi-phase development.

Construction financing generally involves greater credit risk than long-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost proves to be inaccurate, we may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project proves to be inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment. Construction loans also expose us to the risks that improvements will not be completed on time in accordance with specifications and projected costs and that repayment will depend on the successful operation or sale of the properties. In addition, some of these borrowers have more than one outstanding loan, so an adverse development with respect to one loan or credit relationship can expose us to significantly greater risk of non-payment and loss.

Consumer Lending. We offer on a limited basis consumer loans to individuals secured by deposit accounts and other assets. At December 31, 2020, our consumer loan portfolio totaled $3.1 million, or 1.6% of our total loan portfolio of which $3.0 million was a personal loan secured by a securities portfolio. Our procedure for underwriting consumer loans includes an assessment of the applicant’s credit history and ability to meet existing obligations and payments of the proposed loan, as well as an evaluation of the value of the collateral security, if any.

Consumer loans generally entail greater risk than one- to four-family residential mortgage loans, particularly in the case of loans that are unsecured or are secured by assets that tend to depreciate in value. As a result, consumer loan collections are primarily dependent on the borrower’s continuing financial stability and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. In these cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan, and the remaining value often does not warrant further substantial collection efforts against the borrower.

Loan Originations, Participations, Purchases and Sales

Most of our loan originations are generated by our loan personnel and from referrals from existing customers, real estate brokers, accountants and other professionals. All loans we originate are underwritten pursuant to our policies and procedures. While we originate both fixed-rate and adjustable-rate loans, our ability to generate each type of loan depends upon relative borrower demand and pricing levels established by competing banks, thrifts, credit unions, and mortgage banking companies. Our volume of loan originations is influenced significantly by market interest rates, and, accordingly, the volume of our loan originations can vary from period to period. We generally do not sell any of the loans we originate.

We purchase loan participations secured by properties primarily within the Commonwealth of Pennsylvania in which we are not the lead lender. In these circumstances, we follow our customary loan underwriting and approval policies. At December 31, 2020, the outstanding balances of our loan participations where we are not the lead lender totaled $9.0 million, or 4.8% of our loan portfolio, of which $6.9 million were commercial real estate loans and $1.3 million were commercial and industrial loans. All such loans were performing in accordance with their original repayment terms. We also have participated out portions of loans that exceeded our loans-to-one borrower legal lending limit and for risk diversification. At December 31, 2020, we had participated out portions of three loans with an aggregate principal balance of $6.7 million. Historically, we have not purchased whole loans.

Loans to One Borrower. Pursuant to applicable law, the aggregate amount of loans that we are permitted to make to any one borrower or a group of related borrowers is generally limited to 15% of Prosper Bank’s unimpaired capital and surplus (25% if the amount in excess of 15% is secured by “readily marketable collateral”). This 15% of unimpaired capital and surplus was approximately $3.6 million as of December 31, 2020. At December 31, 2020, our largest credit relationship totaled $3.3 million, consisting of one loan secured by commercial real estate. At December 31, 2020, this loan relationship was performing in accordance with its current terms.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by the board of trustees. In the approval process for residential loans, we assess the borrower’s ability to repay the loan and the value of the property securing the loan. To assess the borrower’s ability to repay, we review the borrower’s income and expenses and employment and credit history. In the case of commercial real estate loans, we also review projected income, expenses and the viability of the project being financed. We require appraisals of all real property securing loans for loans greater than $400,000. Appraisals are performed by independent licensed appraisers who are approved by our board of trustees. If the value of the loan is less than $400,000, we may utilize a third party evaluation which is also reviewed by our credit department. All real estate secured loans generally require fire, title and casualty insurance and, if warranted, flood insurance in amounts at least equal to the principal amount of the loan or the maximum amount available. Our loan approval policies and limits are also established by our board of trustees. All loans originated by Prosper Bank are subject to our underwriting guidelines.

The approval of the relationship manager, the chief banking officer and credit manager are required for approval of secured commercial, residential and consumer loans up to $500,000. The approval of the chief executive officer, the chief banking officer and credit manager are required for approval of secured commercial, residential and consumer loans up to and including $1.0 million. Officer Loan Committee approval is required for all loans in excess of $500,000, up to and including $1.0 million. Trustee Loan Committee approval is required for all loans in excess of $1.0 million up to and including our legal lending limit of $3.6 million. Board of Trustees approval is required for all Regulation O loans. Unsecured loans in excess of $100,000 also require the approval of the Trustee Loan Committee.

Delinquencies, Non-Performing Assets and Classified Assets

Delinquency Procedures. When a loan is 15 days past due, we send the borrower a late notice. We generally also contact the borrower by phone if the delinquency is not corrected promptly after the notice has been sent. When the loan is 30 days past due, we mail the borrower a letter reminding the borrower of the delinquency, and attempt to contact the borrower personally to determine the reason for the delinquency in order to ensure that the borrower understands the terms of the loan and the importance of making payments on or before the due date. If necessary, subsequent delinquency notices are issued at 45 days past due and the account will be monitored on a regular basis thereafter. By the 90th day of delinquency, we will send the borrower a final demand for payment and may recommend foreclosure. At 120 days, we typically begin foreclosure proceedings. Loans are charged off when we believe that the recovery of principal is improbable. A summary report of all loans 30 days or more past due is provided to the board of trustees each month.

Delinquent Loans. The following table sets forth our loan delinquencies, including non-accrual loans, by type and amount at the dates indicated. Loans granted deferrals pursuant to the CARES Act and related regulatory guidance issued by the federal banking regulators are not included.

	At December 31,
	2020			2019
	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due

	(In thousands)
Real estate:
One- to four-family residential	$790	$49	$491	$443	$227	$814
Commercial	—	—	488	606	—	1,372
Construction	—	—	640	242	—	264
Commercial and industrial	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Total	$790	$49	$1,619	$1,291	$227	$2,450

Non-Performing Loans. Loans are reviewed on a weekly basis and again by our credit committee on a monthly basis.  Management determines that a loan is impaired or non-performing when it is probable at least a portion of the loan will not be collected in accordance with the original terms due to a deterioration in the financial condition of the borrower or the value of the underlying collateral if the loan is collateral dependent.  When a loan is determined to be impaired, the measurement of the loan in the allowance for loan losses is based on present value of expected future cash flows, except that all collateral-dependent loans are measured for impairment based on the fair value of the collateral. Non-accrual loans are loans for which collectability is questionable and, therefore, interest on such loans will no longer be recognized on an accrual basis. All loans that become 90 days or more delinquent are placed on non-accrual status unless the loan is well secured and in the process of collection. When loans are placed on non-accrual status, unpaid accrued interest is fully reversed, and further income is recognized only to the extent received on a cash basis or cost recovery method.

A loan is classified as a troubled debt restructuring if, for economic or legal reasons related to the borrower’s financial difficulties, we grant a concession to the borrower that we would not otherwise consider. This usually includes a modification of loan terms, such as a reduction of the interest rate to below market terms, capitalizing past due interest or extending the maturity date and possibly a partial forgiveness of the principal amount due. Interest income on restructured loans is accrued after the borrower demonstrates the ability to pay under the restructured terms through a sustained period of repayment performance, which is generally six consecutive months.

The CARES Act, in addition to providing financial assistance to both businesses and consumers, creates a forbearance program for federally-backed mortgage loans, protects borrowers from negative credit reporting due to loan accommodations related to the national emergency, and provides financial institutions the option to temporarily suspend certain requirements under U.S. GAAP related to troubled debt restructurings for a limited period of time to account for the effects of COVID-19. The Federal banking regulatory agencies have likewise issued guidance encouraging financial institutions to work prudently with borrowers who are, or may be, unable to meet their contractual payment obligations because of the effects of COVID-19. That guidance, with concurrence of the Financial Accounting Standards Board, and provisions of the CARES Act allow modifications made on a good faith basis in response to COVID-19 to borrowers who were generally current with their payments prior to any relief, to not be treated as troubled debt restructurings. Modifications may include payment deferrals, fee waivers, extensions of repayment term, or other delays in payment. We have worked with our customers affected by COVID-19 and accommodated a significant amount of loan modifications across its loan portfolios. To the extent that additional modifications meet the criteria previously described, such modifications are not expected to be classified as troubled debt restructurings.

Real Estate Owned. When we acquire real estate as a result of foreclosure, the real estate is classified as real estate owned.  The real estate owned is recorded at the lower of carrying amount or fair value, less estimated costs to sell. Soon after acquisition, we order a new appraisal to determine the current market value of the property. Any excess of the recorded value of the loan satisfied over the market value of the property is charged against the allowance for loan losses, or, if the existing allowance is inadequate, charged to expense of the current period. After acquisition, all costs incurred in maintaining the property are expensed.  Costs relating to the development and improvement of the property, however, are capitalized to the extent of estimated fair value less estimated costs to sell. We had no real estate owned at December 31, 2020 or as of December 31, 2019.

Non-Performing Assets. The following table sets forth information regarding our non-performing assets. Non-accrual loans include non-accruing troubled debt restructurings of $477,000 and $503,000 as of December 31, 2020 and December 31, 2019.

	At December 31,
	2020	2019

	(Dollars in thousands)
Non-accrual loans:
Real estate:
One- to four-family residential	$1,600	$1,398
Commercial	575	1,372
Construction	640	264
Commercial and industrial	—	—
Consumer	—	—
Total non-accrual loans	2,815	3,034

Accruing loans past due 90 days or more:
Real estate:
One- to four-family residential	—	78
Commercial	—	—
Construction	—	—
Commercial and industrial	—	—
Consumer	—	—
Total accruing loans past due 90 days or more	—	78
Total non-performing loans	$2,815	$3,112
Foreclosed assets	—	—
Total non-performing assets	$2,815	$3,112

Non-accruing troubled debt restructurings:
Real estate:
One- to four-family residential	—	—
Commercial	214	239
Construction	264	264
Commercial and industrial	—	—
Consumer	—	—
Total	$478	$503

Total accruing troubled debt restructured loans	$594	$801
Total non-performing loans to total loans	1.49%	1.79%
Total non-accrual loans to total loans	1.49%	1.75%
Total non-performing assets to total assets	1.02%	1.43%

Non-performing loans decreased to $2.8 million, or 1.49% of total loans, at December 31, 2020 from $3.1 million, or 1.79% of total loans, at December 31, 2019. This decrease was due primarily to a $797,000 reduction in non-performing commercial real estate loans due to the pay-off of one relationship, partially offset by a $202,000 increase in non-performing one- to four-family residential real estate loans and a $376,000 increase in non-performing construction loans.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the FDIC to be of lesser quality, as “substandard,” “doubtful” or “loss.” An asset is considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. “Substandard” assets include those characterized by the “distinct possibility” that the insured institution will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard,” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific allowance for loan losses is not warranted. Assets that do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories but possess weaknesses are designated as “special mention” by our management. At December 31, 2020, we had $1.2 million of loans designated as “special mention.”

When an insured institution classifies problem assets as either substandard or doubtful, it may establish general allowances in an amount deemed prudent by management to cover losses that were both probable and reasonable to estimate. General allowances represent allowances which have been established to cover accrued losses associated with lending activities that were both probable and reasonable to estimate, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies problem assets as “loss,” it is required either to establish a specific allowance for losses equal to 100% of that portion of the asset so classified or to charge-off such amount. An institution’s determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the regulatory authorities, which may require the establishment of additional general or specific allowances.

In connection with the filing of our periodic regulatory reports and in accordance with our classification of assets policy, we regularly review the problem loans in our portfolio to determine whether any loans require classification in accordance with applicable regulations. Loans are listed on the “watch list” initially because of emerging financial weaknesses even though the loan is currently performing as agreed. Management reviews the status of each loan on our watch list on a monthly basis with our credit committee and on a quarterly basis with the full board of trustees. If a loan deteriorates in asset quality, the classification is changed to “special mention,” “substandard,” “doubtful” or “loss” depending on the circumstances and the evaluation. Generally, loans 90 days or more past due are placed on nonaccrual status and classified “substandard.”

On the basis of this review of our loans, our classified and special mention loans at the dates indicated were as follows:

	At December 31,
	2020	2019

	(In thousands)
Substandard loans	$3,839	$3,258
Doubtful loans	—	—
Loss loans	—	—
Total classified loans	$3,839	$3,258
Special mention loans	$1,214	$3,667

The increase in classified loans was due to a $581,000 increase in substandard loans due to a $385,000 increase in substandard one- to four-family residential loans, and a $375,000 increase in substandard construction loans, partially offset by a $179,000 decrease in substandard commercial loans. Substandard loans at December 31, 2020 consisted of $2.8 million in non-accrual loans and $1.0 million in loans that were performing.

Allowance for Loan Losses

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the statement of financial condition date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of a loan receivable is charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. The general component covers pools of loans by loan class including construction and commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential mortgages and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include: (1) lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices; (2) national, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans; (3) nature and volume of the portfolio and terms of loans; (4) volume and severity of past due, classified and nonaccrual loans as well as loan modifications; (5) existence and effect of any concentrations of credit and changes in the level of such concentrations; (6) effect of external factors, such as competition and legal and regulatory requirements; (7) experience, ability, and depth of lending department management and other relevant staff; and (8) quality of loan review and board of trustee oversight. Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. As a result of the COVID-19 pandemic, we increased certain of our qualitative loan portfolio risk factors relating to local and national economic conditions as well as industry conditions and concentrations, which have experienced deterioration due to the effects of the COVID-19 pandemic. An unallocated component of the allowance for loan losses is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

We will continue to monitor and modify our allowance for loan losses as conditions dictate. No assurances can be given that the level of allowance for loan losses will cover all of the inherent losses on the loans or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

Allowance for Loan Losses. The following table sets forth activity in our allowance for loan losses for the years indicated.

	At or For the Years Ended December 31,
	2020	2019

	(Dollars in thousands)
Allowance for loan losses at beginning of year	$1,839	$1,616
Provision for loan losses	760	697
Charge-offs:
Real estate:
One- to four-family residential	(14)	—
Commercial	—	(481)
Construction	—	—
Commercial and industrial	—	—
Consumer	(4)	(4)
Total charge-offs	(18)	(485)

Recoveries:
Real estate:
One- to four-family residential	—	—
Commercial	264	—
Construction	—	—
Commercial and industrial	4	8
Consumer	5	3
Total recoveries	273	11

Net (charge-offs) recoveries	255	(474)

Allowance at end of year	$2,854	$1,839

Allowance to non-performing loans	101.39%	59.09%
Allowance to total loans outstanding at the end of the year	1.51%	1.06%
Net (charge-offs) recoveries to average loans outstanding during the year	0.14%	(0.27)%

The provision for loan losses increased $63,000, or 9.0%, to $760,000 for 2020 from $697,000 for 2019 primarily due to growth in the commercial real estate and commercial and industrial loan segments as well as an adjustment of certain qualitative factors to take into account the uncertain impacts of the COVID-19 pandemic on economic conditions and borrowers’ ability to repay loans. In 2019, a $481,000 charge off associated with one commercial real estate loan was recorded. In 2020, a $264,000 recovery associated with that same commercial real estate loan was recorded.

Allocation of Allowance for Loan Losses. The following table sets forth the allowance for loan losses allocated by loan category and the percent of the allowance in each category to the total allocated allowance at the dates indicated. The allowance for loan losses allocated to each category is not necessarily indicative of future losses in any particular category and does not restrict the use of the allowance to absorb losses in other categories.

	At December 31,
	2020			2019
	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Allowance in Each Category to Total Allocated Allowance	Percent of Loans in Each Category to Total Loans

	(Dollars in thousands)
Real estate:
One- to four-family residential	$1,339	50.22%	56.16%	$935	54.81%	63.70%
Commercial	1,033	38.75	31.41	687	40.27	29.05
Construction	121	4.54	4.59	42	2.46	3.51
Commercial and industrial	136	5.10	6.23	29	1.70	3.66
Consumer	37	1.39	1.61	13	0.76	0.08
Total allocated allowance	2,666	100.00%	100.00%	1,706	100.00%	100.00%
Unallocated	188			133
Total	$2,854			$1,839

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Because future events affecting borrowers and collateral cannot be predicted with certainty, the existing allowance for loan losses may not be adequate and management may determine that increases in the allowance are necessary if the quality of any portion of our loan portfolio deteriorates as a result. Furthermore, as an integral part of its examination process, the FDIC and the Pennsylvania Department of Banking will periodically review our allowance for loan losses. However, regulatory agencies are not directly involved in establishing the allowance for loan losses as the process is our responsibility and any increase or decrease in the allowance is the responsibility of management. Any material increase in the allowance for loan losses will adversely affect our financial condition and results of operations.

Investment Activities

General. Our board of trustees is responsible for approving and overseeing our investment policy. The investment policy is reviewed at least annually by management and any changes to the policy are recommended to the board of trustees and are subject to its approval. This policy dictates that investment decisions be made based on the safety of the investment, regulatory standards, liquidity requirements, potential returns and consistency with our interest rate risk management strategy. Our asset liability management committee, which consists of our President and Chief Executive Officer, Chief Financial Officer, Chief Banking Officer, Chief Information and Operating Officer, Controller, Credit Manager, and Senior Commercial Relationship Managers, oversees our investing activities and strategies. All transactions are formally reviewed by the board of trustees at least monthly. Wilmington Trust Company executes investment activity on behalf of Prosper Bank and provides administrative support related to the investment portfolio. CSB Investments, a subsidiary of Prosper Bank, holds the majority of the securities for the consolidated entity and has a similar investment policy ratified by the board of trustees of Prosper Bank.

Our current investment policy authorizes us to invest in debt securities issued by the United States Government, agencies of the United States Government or United States Government-sponsored enterprises. The policy also permits investments in mortgage-backed securities, including pass-through securities, issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as well as investments in federal funds,deposits in other insured institutions and certain mutual funds. In addition, management is authorized to invest in investment grade state and municipal obligations, commercial paper and corporate debt obligations within regulatory parameters. We do not engage in any investment hedging activities or trading activities, nor do we purchase any mortgage derivative products, corporate junk bonds, and certain types of structured notes.

Generally accepted accounting principles require that, at the time of purchase, we designate a debt security as held-to-maturity, available-for-sale, or trading, depending on our ability and intent to hold such security. Debt securities designated as available for sale are reported at fair value, while debt securities designated as held to maturity are reported at amortized cost. All of our debt securities are designated as available for sale.

As of December 31, 2020 and 2019, we held no debt securities that were not carried at fair value through earnings.

United States Governmental Securities. At December 31, 2020, we had U.S. Government securities totaling $17.3 million, which constituted 64.6% of our securities portfolio. We maintain these investments, to the extent appropriate, for liquidity purposes, at zero risk weighting for capital purposes and as collateral for borrowings. At December 31, 2020, United States government securities consisted of securities issued by Fannie Mae, Federal Home Loan Bank, Federal Farm Credit Bank, and Freddie Mac.

Mortgage-Backed Securities. At December 31, 2020, we had mortgage-backed securities totaling $184,000, which constituted 0.7% of our securities portfolio. We invest in mortgage-backed securities insured or guaranteed by Ginnie Mae, Freddie Mac or Fannie Mae. We have not purchased privately-issued mortgage-backed securities. We invest in mortgage-backed securities to achieve positive interest rate spreads with minimal administrative expense, and to lower our credit risk as a result of the guarantees provided by Ginnie Mae, Freddie Mac or Fannie Mae.

Investments in mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or acceleration of any discount relating to such interests, thereby affecting the net yield on our securities. We periodically review current prepayment speeds to determine whether prepayment estimates require modification that could cause amortization or accretion adjustments. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value of such securities may be adversely affected by changes in interest rates.

Collateralized Mortgage Obligations. At December 31, 2020, we had collateralized mortgage obligations (“CMOs”) totaling $8.4 million, which constituted 31.5% of our securities portfolio. We invest in fixed-rate CMOs issued by Ginnie Mae, Freddie Mac or Fannie Mae. A CMO is a type of mortgage-backed security that creates separate pools of pass-through rates for different classes of bondholders with varying maturities, called tranches. The repayments from the pool of pass-through securities are used to retire the bonds in the order specified by the bonds’ prospectus.

Mutual Fund. At December 31, 2020, we invested in one mutual fund-based Community Reinvestment Act fund totaling $864,000, which constituted 3.2% of our securities portfolio. The fund allows us the opportunity to invest in a vehicle that targets community development capital to our local market.

Other Securities. We held common stock of the Federal Home Loan Bank of Pittsburgh in connection with our borrowing activities totaling $986,000 at December 31, 2020. The Federal Home Loan Bank of Pittsburgh common stock is carried at cost. We may be required to purchase additional Federal Home Loan Bank of Pittsburgh stock if we increase borrowings in the future. Additionally, we held common stock of Atlantic Community Bankers Bank in connection with membership requirements totaling $60,000 at December 31, 2020.

Sources of Funds

General. Deposits have traditionally been our primary source of funds for use in lending and investment activities. We may also use borrowings, primarily Federal Home Loan Bank of Pittsburgh advances, to supplement cash flow needs, as necessary. In addition, we receive funds from scheduled loan payments, loan prepayments, retained income and income on earning assets. While scheduled loan payments and income on earning assets are relatively stable sources of funds, deposit inflows and outflows can vary widely and are influenced by prevailing interest rates, market conditions and levels of competition.

Deposits. Our deposits are generated primarily from residents, municipalities, non-profits and businesses within our market area. We offer a selection of deposit accounts, including savings accounts, demand deposit accounts, money market accounts and certificates of deposit. Deposit account terms vary, with the principal differences being the minimum balance required, the amount of time the funds must remain on deposit and the interest rate. At December 31, 2020, we had $1.2 million in brokered deposits and $9.4 million in deposits acquired through listing services. At December 31, 2020, we had $14.4 million in deposits to municipalities primarily in our market area.

Interest rates, maturity terms, service fees and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies and market rates, liquidity requirements, rates paid by competitors and growth goals. The flow of deposits is influenced significantly by general economic conditions, changes in interest rates and competition. The variety of deposit accounts that we offer allows us to be competitive in generating deposits and to respond with flexibility to changes in our customers’ demands. Our ability to generate deposits is affected by the competitive market in which we operate, which includes numerous financial institutions of varying sizes offering a wide range of products. We believe that deposits are a stable source of funds, but our ability to attract and maintain deposits at favorable rates will be affected by market conditions, including competition and prevailing interest rates.

The following table sets forth the distribution of total deposits by account type at the dates indicated.

	At December 31,
	2020			2019
	Amount	Percent	Average Rate	Amount	Percent	Average Rate

	(Dollars in thousands)
Noninterest-bearing demand deposits	$21,533	9.30%	—%	$12,663	7.54%	—%
Interest-bearing demand deposits	62,639	27.07	0.37	53,267	31.70	0.54
Savings deposits	18,412	7.96	0.41	17,632	10.49	0.52
Money market deposits	42,933	18.55	0.67	20,837	12.40	0.70
Certificates of deposit	85,899	37.12	1.82	63,640	37.87	1.95
Total	$231,416	100.00%	0.93%	$168,039	100.00%	1.08%

As of December 31, 2020 and 2019, the aggregate amount of uninsured deposits (deposits in amounts greater than or equal to $250,000, which is the maximum amount for federal deposit insurance) was $72.0 million and $49.0 million, respectively, exclusive of deposits with excess insurance coverage. In addition, as of December 31, 2020, the aggregate amount of all our uninsured certificates of deposit was $10.8 million. We have no deposits that are uninsured for any reason other than being in excess of the maximum amount for federal deposit insurance. The following table sets forth the maturity of the uninsured certificates of deposit as of December 31, 2020.

At December 31, 2020
(In thousands)
Maturity Period:
Three months or less	$—
Over three through six months	1,358
Over six through twelve months	842
Over twelve months	8,550
Total	$10,750

Borrowings. We may obtain advances from the Federal Home Loan Bank of Pittsburgh upon the security of our capital stock in the Federal Home Loan Bank of Pittsburgh and certain of our mortgage loans. Such advances may be made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. At December 31, 2020, we had the ability to borrow approximately $88.8 million from the Federal Home Loan Bank of Pittsburgh, of which $20.6 million had been advanced in addition to $4.3 million held in reserve to secure two letters of credit to collateralize municipal deposits. Additionally, at December 31, 2020, we had the ability to borrow $3.0 million from the Atlantic Community Bankers Bank and we maintained a line of credit of $2.0 million with the Federal Reserve Bank of Philadelphia. We did not borrow against the credit lines with the Atlantic Community Bankers Bank or the Federal Reserve Bank during the year ended December 31, 2020.

Properties

As of December 31, 2020, the net book value of our office properties (including leasehold improvements) was $1.5 million. The following table sets forth information regarding our offices.

Location	Leased or Owner	Year Acquired or Leased	Net Book Value of Real Property
Main Office:

Coatesville	Owned	1986	$239,000

Other Properties:

New Holland(1)	Owned	1995	536,000

Oxford(1)	Owned	1996	142,000

Christiana(1)	Owned	2005	534,000

Quarryville(2)	Leased	2016	—

Harrisburg(3)	Leased	2021	—

(1)	Branch location.

(2)	This branch was closed on April 30, 2021.

(3)	Loan production office.

Subsidiary Activities

Upon completion of the conversion, Prosper Bank will become the wholly-owned subsidiary of PB Bankshares. Prosper Bank has one subsidiary, CSB Investments, a Delaware corporation, which holds the majority of the debt securities for Prosper Bank.

Legal Proceedings

We are not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. At December 31, 2020, we were not involved in any legal proceedings the outcome of which would be material to our financial condition or results of operations.

Expense and Tax Allocation Agreements

Prosper Bank will enter into an agreement with PB Bankshares to provide it with certain administrative support services, whereby Prosper Bank will be compensated at not less than the fair market value of the services provided. In addition, Prosper Bank and PB Bankshares will enter into an agreement to establish a method for allocating and for reimbursing the payment of their consolidated tax liability.

Personnel and Human Capital Resources

As of December 31, 2020, we had 41 full-time equivalent employees. Our employees are not represented by any collective bargaining group. Management believes that we have good working relations with our employees. We believe our ability to attract and retain employees is a key to our success. Accordingly, we strive to offer competitive salaries and employee benefits to all employees and monitor salaries in our market areas. In addition, we are committed to developing our staff through continuing education and specialty education within banking, which may include using universities that offer banking management programs, when applicable. We have also developed an in-house program to teach our employees the benefits of managing their money in a prudent manner. The course is designed to account for every dollar of spending and ensuring wise distribution between wants and needs. The goal is for employees to establish a reserve fund, eliminate debt by focusing on paying off higher interest rate loans and saving for retirement.

REGULATION AND SUPERVISION

General

Prosper Bank is a savings bank organized under the laws of the Commonwealth of Pennsylvania. The lending, investment, and other business operations of Prosper Bank are governed by Pennsylvania law and regulations, as well as applicable federal law and regulations, and Prosper Bank is prohibited from engaging in any operations not authorized by such laws and regulations. Prosper Bank is subject to extensive regulation, supervision and examination by the Pennsylvania Department of Banking and the FDIC. This regulation and supervision establishes a comprehensive framework of activities in which an institution may engage and is intended primarily for the protection of the FDIC’s deposit insurance fund and depositors, and not for the protection of security holders. Prosper Bank also is a member of and owns stock in the Federal Home Loan Bank of Pittsburgh, which is one of the 11 regional banks in the Federal Home Loan Bank System.

Under this system of regulation, the regulatory authorities have extensive discretion in connection with their supervisory, enforcement, rulemaking and examination activities and policies, including rules or policies that: establish minimum capital levels; restrict the timing and amount of dividend payments; govern the classification of assets; determine the adequacy of loan loss reserves for regulatory purposes; and establish the timing and amounts of insurance assessments and other fees. Moreover, as part of their examination authority, the banking regulators assign numerical ratings to banks and savings institutions relating to capital, asset quality, management, liquidity, earnings and other factors. The receipt of a less than satisfactory rating in one or more categories may result in enforcement action by the banking regulators against a financial institution. A less than satisfactory rating may also prevent a financial institution, such as Prosper Bank or its holding company, from obtaining necessary regulatory approvals to access the capital markets, pay dividends, acquire other financial institutions or establish new branches.

In addition, we must comply with significant anti-money laundering and anti-terrorism laws and regulations, Community Reinvestment Act laws and regulations, and fair lending laws and regulations. Government agencies have the authority to impose monetary penalties and other sanctions on institutions that fail to comply with these laws and regulations, which could significantly affect our business activities, including our ability to acquire other financial institutions or expand our branch network.

As a bank holding company following the conversion, PB Bankshares will be required to comply with the rules and regulations of the Federal Reserve Board. It will be required to file certain reports with the Federal Reserve Board and will be subject to examination by and the enforcement authority of the Federal Reserve Board. PB Bankshares will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.

Any change in applicable laws or regulations, whether by the Pennsylvania Department of Banking, the FDIC, the Federal Reserve Board or Congress, could have a material adverse impact on the operations and financial performance of PB Bankshares and Prosper Bank.

Set forth below is a brief description of material regulatory requirements that are or will be applicable to Prosper Bank and PB Bankshares. The description is limited to certain material aspects of the statutes and regulations addressed, and is not intended to be a complete description of such statutes and regulations and their effects on Prosper Bank and PB Bankshares.

Pennsylvania Bank Regulation

Activity Powers. The Pennsylvania Department of Banking will regulate the internal organization of Prosper Bank, as well as our activities, including, deposit-taking, lending and investment. The basic authority for our activities is specified by Pennsylvania law and by regulations, policies and directives issued by the Pennsylvania Department of Banking. The FDIC also regulates many of the areas regulated by the Pennsylvania Department of Banking, and federal law limits some of the authority that the Pennsylvania Department of Banking grants to us.

Examination and Enforcement. The Pennsylvania Department of Banking regularly examines state-chartered banks in such areas as reserves, loans, investments, management practices and other aspects of operations. Although the Pennsylvania Department of Banking may accept the examinations and reports of the FDIC in lieu of its own examinations, the current practice is for the Pennsylvania Department of Banking to conduct individual examinations. The Pennsylvania Department of Banking may order any savings bank to discontinue any violation of law or unsafe or unsound business practice and may direct any director, trustee, officer, attorney or employee of a savings bank engaged in an objectionable activity, after the Pennsylvania Department of Banking has ordered the activity to be terminated, to show cause at a hearing before the Pennsylvania Department of Banking why such person should not be removed.

Loans-to-One-Borrower Limitations. With certain specified exceptions, a Pennsylvania chartered savings bank may not make loans or extend credit to a single borrower and to entities related to the borrower in an aggregate amount that would exceed 15% of a savings bank’s capital accounts. Under the Pennsylvania Banking Code, loans which are secured by collateral which has a market value of not less than 120% of the amount of the obligations secured by such collateral are excluded from the loan-to-one-borrower limitation up to an aggregate limit for 15% of the savings bank’s capital accounts.

Loans to Prosper Bank’s Insiders. Pennsylvania law provides that we may make loans to our executive officers and directors and greater than 10% stockholders in accordance with federal regulations, as discussed below.

Dividend Restrictions. PB Bankshares is a legal entity separate and distinct from its subsidiary, Prosper Bank. There are various legal and regulatory restrictions on the extent to which Prosper Bank can, among other things, finance or otherwise supply funds to PB Bankshares. Specifically, dividends from Prosper Bank are the principal source of PB Bankshares’s cash funds and there are certain legal restrictions under Pennsylvania law and regulations on the payment of dividends by state-chartered banks. The Pennsylvania Department of Banking, the FDIC and the Federal Reserve Board also have authority to prohibit PB Bankshares and Prosper Bank from engaging in certain practices deemed to be unsafe and unsound. The payment of dividends could, depending upon the condition of PB Bankshares and Prosper Bank, be deemed to constitute an unsafe and unsound practice.

The Pennsylvania Banking Code regulates the distribution of dividends by banks and states, in part, that dividends may be declared and paid only out of accumulated net earnings. In addition, we may not declare and pay dividends from the surplus funds that Pennsylvania law requires that we maintain. Each year we will be required to set aside as surplus funds a sum equal to not less than 10% of our net earnings until the surplus funds equal 100% of our capital stock. We may invest surplus funds in the same manner as deposits, subject to certain exceptions. In addition, dividends may not be declared or paid if a bank is in default in payment of any assessment due to the FDIC. See “Our Dividend Policy.”

Minimum Capital Requirements. Regulations of the Pennsylvania Department of Banking impose on Pennsylvania chartered depository institutions, including Prosper Bank, minimum capital requirements similar to those imposed by the FDIC on insured state banks. See “—Federal Bank Regulation—Capital Requirements.”

Federal Bank Regulation

Capital Requirements. Federal regulations require FDIC insured depository institutions to meet several minimum capital standards: a common equity Tier 1 capital to risk-based assets ratio of 4.5%, a Tier 1 capital to risk-based assets ratio of 6.0%, a total capital to risk-based assets of 8.0%, and a 4.0% Tier 1 capital to total assets leverage ratio. The existing capital requirements were effective January 1, 2015 and are the result of a final rule implementing regulatory amendments based on recommendations of the Basel Committee on Banking Supervision and certain requirements of the Dodd-Frank Act.

Common equity Tier 1 capital is generally defined as common stockholders’ equity and retained earnings. Tier 1 capital is generally defined as common equity Tier 1 and additional Tier 1 capital. Additional Tier 1 capital includes certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries. Total capital includes Tier 1 capital (common equity Tier 1 capital plus additional Tier 1 capital) and Tier 2 capital. Tier 2 capital is comprised of capital instruments and related surplus, meeting specified requirements, and may include cumulative preferred stock and long-term perpetual preferred stock, mandatory convertible securities, intermediate preferred stock and subordinated debt. Also included in Tier 2 capital is the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and, for institutions that have exercised an opt-out election regarding the treatment of Accumulated Other Comprehensive Income (“AOCI”), up to 45% of net unrealized gains on available-for-sale equity securities with readily determinable fair market values. Institutions that have not exercised the AOCI opt-out have AOCI incorporated into common equity Tier 1 capital (including unrealized gains and losses on available-for-sale-securities). Prosper Bank exercised its AOCI opt-out election. Calculation of all types of regulatory capital is subject to deductions and adjustments specified in the regulations.

In determining the amount of risk-weighted assets for purposes of calculating risk-based capital ratios, all assets, including certain off-balance sheet assets (e.g., recourse obligations, direct credit substitutes, residual interests) are multiplied by a risk weight factor assigned by the regulations based on the risks believed inherent in the type of asset. Higher levels of capital are required for asset categories believed to present greater risk. For example, a risk weight of 0% is assigned to cash and U.S. government securities, a risk weight of 50% is generally assigned to prudently underwritten first lien one- to four-family residential real estate loans, a risk weight of 100% is assigned to commercial and consumer loans, a risk weight of 150% is assigned to certain past due loans and a risk weight of between 0% to 600% is assigned to permissible equity interests, depending on certain specified factors.

In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted asset above the amount necessary to meet its minimum risk-based capital requirements.

In assessing an institution’s capital adequacy, the FDIC takes into consideration, not only these numeric factors, but qualitative factors as well, including the bank’s exposure to interest rate risk. The FDIC has the authority to establish higher capital requirements for individual institutions where deemed necessary due to a determination that an institution’s capital level is, or is likely to become, inadequate in light of particular circumstances.

The Economic Growth, Regulatory Relief and Consumer Protection Act (“EGRRCPA”), enacted in 2018, required the federal banking agencies, including the FDIC, to establish for institutions with assets of less than $10 billion a “Community Bank Leverage ratio” of between 8 to 10%. Institutions with capital meeting or exceeding the ratio and otherwise complying with the specified requirements (including off-balance sheet exposures of 25% or less of total assets and trading assets and liabilities of 5% or less of total assets) and electing the alternative framework are considered to comply with the applicable regulatory capital requirements.

The community bank leverage ratio was established at 9% Tier 1 capital to total average assets, effective January 1, 2020. A qualifying institution may opt in and out of the community bank leverage ratio framework on its quarterly call report. An institution that temporarily ceases to meet any qualifying criteria is provided with a two quarter grace period to again achieve compliance. Failure to meet the qualifying criteria within the grace period or maintain a leverage ratio of 8% or greater requires the institution to comply with the generally applicable capital requirements.

Section 4012 of the CARES Act required that the community bank leverage ratio be temporarily lowered to 8%. The federal regulators issued a rule making the reduced ratio effective for the second quarter of 2020. The rule also established a two quarter grace period for a qualifying community bank whose leverage ratio falls below the 8% community bank leverage ratio requirement, or fails to meet other qualifying criteria, so long as the bank maintains a leverage ratio of 7% or greater. Another rule was issued to transition back to the 9% community bank leverage ratio by increasing the ratio to 8.5% for calendar year 2021 and to 9% thereafter. Prosper Bank elected to use the Community Bank Leverage ratio effective December 31, 2020.

Standards for Safety and Soundness. As required by statute, the federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement safety and soundness standards. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The guidelines address internal controls and information systems, internal audit systems, credit underwriting, loan documentation, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. The agencies have also established standards for safeguarding customer information. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard.

Investment Activities. All FDIC insured banks, including savings banks, are generally limited in their equity investment activities to equity investments of the type and in the amount authorized for national banks, notwithstanding state law, subject to certain exceptions. In addition, a state bank may engage in state-authorized activities or investments not permissible for national banks (other than non-subsidiary equity investments) if it meets all applicable capital requirements and it is determined by the FDIC that such activities or investments do not pose a significant risk to the Deposit Insurance Fund.

Interstate Banking and Branching. Federal law permits well capitalized and well managed holding companies to acquire banks in any state, subject to Federal Reserve Board approval, certain concentration limits and other specified conditions. Interstate mergers of banks are also authorized, subject to regulatory approval and other specified conditions. In addition, among other things, amendments made by the Dodd-Frank Act permit banks to establish de novo branches on an interstate basis provided that branching is authorized by the law of the host state for the banks chartered by that state.

Prompt Corrective Regulatory Action. Federal bank regulatory authorities are required to take “prompt corrective action” with respect to institutions that do not meet minimum capital requirements. For these purposes, the statute establishes five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. Under the regulations, a bank is deemed to be: (i) “well capitalized” if it has total risk-based capital of 10.0% or more, has a Tier 1 risk-based capital ratio of 8.0% or more, has a Tier 1 leverage capital ratio of 5.0% or more and a common equity Tier 1 ratio of 6.5% or more, and is not subject to any written capital order or directive; (ii) “adequately capitalized” if it has a total risk-based capital ratio of 8.0% or more, a Tier 1 risk-based capital ratio of 6.0% or more, a Tier 1 leveraged capital ratio of 4.0% or more and a common equity Tier 1 ratio of 4.5% or more, and does not meet the definition of “well capitalized”; (iii) “undercapitalized” if it has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio that is less than 6.0%, a Tier 1 leverage capital ratio that is less than 4.0% or a common equity Tier 1 ratio of less than 4.5%; (iv) “significantly undercapitalized” if it has a total risk-based capital ratio that is less than 6.0% and a Tier 1 risk-based capital ratio that is less than 4.0% or a common equity Tier 1 ratio of less than 3.0%; or (v) “critically undercapitalized” if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%.

The previously referenced final rule establishing an elective “community bank leverage ratio” regulatory capital framework provides that a qualifying institution whose capital exceeds the community bank leverage ratio and opts to use that framework will be considered “well capitalized” for purposes of prompt corrective action. Accordingly, Prosper Bank was considered “well capitalized” for regulatory capital purposes as of December 31, 2020.

Federal law and regulations also specify circumstances under which a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an institution classified as less than well capitalized to comply with supervisory actions as if it were in the next lower category (except that the FDIC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

The FDIC may order savings banks that have insufficient capital to take corrective actions. For example, a savings bank that is categorized as “undercapitalized” is subject to growth limitations and is required to submit a capital restoration plan, and a holding company that controls such a savings bank is required to guarantee that the savings bank complies with the restoration plan. A “significantly undercapitalized” savings bank may be subject to additional restrictions. Savings banks deemed by the FDIC to be “critically undercapitalized” would be subject to the appointment of a receiver or conservator.

Transactions with Affiliates and Regulation W of the Federal Reserve Regulations. Transactions between banks and their affiliates are governed by federal law. An affiliate of a bank is any company or entity that controls, is controlled by or is under common control with the bank. In a holding company context, the parent bank holding company and any companies which are controlled by such parent holding company are affiliates of the bank (although subsidiaries of the bank itself, except financial subsidiaries, are generally not considered affiliates). Generally, Section 23A of the Federal Reserve Act and the Federal Reserve Board’s Regulation W limit the extent to which a bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10.0% of such institution’s capital stock and surplus, and with all such transactions with all affiliates to an amount equal to 20.0% of such institution’s capital stock and surplus. Section 23B applies to “covered transactions” as well as to certain other transactions and requires that all such transactions be on terms substantially the same, or at least as favorable, to the institution or subsidiary as those provided to a non-affiliate. The term “covered transaction” includes the making of loans to, purchase of assets from, and issuance of a guarantee to an affiliate, and other similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a bank to an affiliate. In addition, loans or other extensions of credit by the financial institution to the affiliate are required to be collateralized in accordance with the requirements set forth in Section 23A of the Federal Reserve Act.

Sections 22(h) and (g) of the Federal Reserve Act place restrictions on loans to a bank’s insiders, i.e., executive officers, directors and principal stockholders. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a greater than 10.0% stockholder of a financial institution, and certain affiliated interests of these persons, together with all other outstanding loans to such person and affiliated interests, may not exceed specified limits. Section 22(h) of the Federal Reserve Act also requires that loans to directors, executive officers and principal stockholders be made on terms substantially the same as offered in comparable transactions to other persons and also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a financial institution to insiders cannot exceed the institution’s unimpaired capital and surplus. Section 22(g) of the Federal Reserve Act places additional restrictions on loans to executive officers.

Enforcement. The FDIC has extensive enforcement authority over insured state savings banks, including Prosper Bank. The enforcement authority includes, among other things, the ability to assess civil money penalties, issue cease and desist orders and remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations, breaches of fiduciary duty and unsafe or unsound practices.

Federal Insurance of Deposit Accounts. Prosper Bank is a member of the Deposit Insurance Fund, which is administered by the FDIC. Prosper Bank’s deposit accounts are insured by the FDIC, generally up to a maximum of $250,000 per depositor.

The FDIC imposes deposit insurance assessments against all insured depository institutions. An institution’s assessment rate depends upon the perceived risk of the institution to the Deposit Insurance Fund, with institutions deemed less risky paying lower rates. Currently, assessments for institutions of less than $10 billion of total assets are based on financial measures and supervisory ratings derived from statistical models estimating the probability of failure within three years. Assessment rates (inclusive of possible adjustments) currently range from 1.5 to 30 basis points of each institution’s total assets less tangible capital. The FDIC may increase or decrease the range of assessments uniformly, except that no adjustment can deviate more than two basis points from the base assessment rate without notice and comment rulemaking.

The FDIC has the authority to increase insurance assessments. A significant increase in insurance premiums would have an adverse effect on the operating expenses and results of operations of Prosper Bank. We cannot predict what deposit insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. We do not know of any practice, condition or violation that might lead to termination of deposit insurance at Prosper Bank.

Privacy Regulations. Federal regulations generally require that Prosper Bank disclose its privacy policy, including identifying with whom it shares a customer’s “non-public personal information,” to customers at the time of establishing the customer relationship and annually thereafter. In addition, Prosper Bank is required to provide its customers with the ability to “opt-out” of having their personal information shared with unaffiliated third parties and not to disclose account numbers or access codes to non-affiliated third parties for marketing purposes. Prosper Bank currently has a privacy protection policy in place and believes that such policy is in compliance with the regulations.

Community Reinvestment Act. Under the Community Reinvestment Act, or CRA, as implemented by federal regulations, a state member bank has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA does require the FDIC, in connection with its examination of a state savings bank, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution, including applications to acquire branches and other financial institutions. The CRA requires a written evaluation of an institution’s CRA performance utilizing a four-tiered descriptive rating system. Prosper Bank’s latest federal CRA rating was “Satisfactory.”

USA Patriot Act. Prosper Bank is subject to the USA PATRIOT Act, which gives federal agencies additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing, and broadened anti-money laundering requirements. The USA PATRIOT Act contains provisions intended to encourage information sharing among bank regulatory agencies and law enforcement bodies. Further, certain provisions impose affirmative obligations on a broad range of financial institutions, including banks, thrifts, brokers, dealers, credit unions, money transfer agents, and parties registered under the Commodity Exchange Act.

Other Regulations

Interest and other charges collected or contracted for by Prosper Bank are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to state and federal laws applicable to credit transactions, such as the:

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies; and

•	Rules and regulations of the various federal and state agencies charged with the responsibility of implementing such federal and state laws.

The deposit operations of Prosper Bank also are subject to, among others, the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check; and

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”)

The CARES Act, which became law on March 27, 2020, provided over $2 trillion to combat the coronavirus disease (COVID-19) and stimulate the economy. The law had several provisions relevant to financial institutions, including:

•	Allowing institutions not to characterize loan modifications relating to the COVID-19 pandemic as a troubled debt restructuring and also allowing them to suspend the corresponding impairment determination for accounting purposes;

•	Temporarily reducing the community bank leverage ratio alternative available to institutions of less than $10 billion of assets to 8%;

•	The establishment of the PPP, a specialized low-interest forgivable loan program funded by the U.S. Treasury Department and administered through the SBA’s 7(a) loan guaranty program to support businesses affected by the COVID-19 pandemic; and

•	The ability of a borrower of a federally-backed mortgage loan (VA, FHA, USDA, Freddie Mac and Fannie Mae) experiencing financial hardship due, directly or indirectly, to the COVID-19 pandemic, to request forbearance from paying their mortgage by submitting a request to the borrower’s servicer affirming their financial hardship during the COVID-19 emergency. Such a forbearance could be granted for up to 180 days, subject to extension for an additional 180-day period upon the request of the borrower. During that time, no fees, penalties or interest beyond the amounts scheduled or calculated as if the borrower made all contractual payments on time and in full under the mortgage contract could accrue on the borrower’s account. Except for vacant or abandoned property, the servicer of a federally-backed mortgage was prohibited from taking any foreclosure action, including any eviction or sale action, for not less than the 60-day period beginning March 18, 2020, extended by federal mortgage-backing agencies to at least June 30, 2021.

Federal Reserve System

Under federal law and regulations, Prosper Bank is required to maintain sufficient liquidity to ensure safe and sound banking practices. Regulation D, promulgated by the Federal Reserve Board, imposes reserve requirements on all depository institutions, including Prosper Bank, which maintain transaction accounts or non-personal time deposits. In March 2020, due to a change in its approach to monetary policy due to COVID-19, the Federal Reserve Board implemented a final rule to amend Regulation D requirements and reduce reserve requirement ratios to zero. The Federal Reserve Board has indicated that it has no plans to re-impose reserve requirements, but may do so in the future if conditions warrant.

Federal Home Loan Bank System

Prosper Bank is a member of the Federal Home Loan Bank System, which consists of 11 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Members of the Federal Home Loan Bank are required to acquire and hold shares of capital stock in the Federal Home Loan Bank. Prosper Bank was in compliance with this requirement at December 31, 2020. Based on redemption provisions of the Federal Home Loan Bank of Pittsburgh, the stock has no quoted market value and is carried at cost. Prosper Bank reviews for impairment, based on the ultimate recoverability, the cost basis of the Federal Home Loan Bank of Pittsburgh stock. As of December 31, 2020, no impairment has been recognized.

Holding Company Regulation

General. PB Bankshares will be a bank holding company within the meaning of the Bank Holding Company of 1956. As such, PB Bankshares will be registered with the Federal Reserve Board and be subject to the regulation, examination, supervision and reporting requirements applicable to bank holding companies. In addition, the Federal Reserve Board has enforcement authority over PB Bankshares and its non-savings institution subsidiaries. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

Permissible Activities. A bank holding company is generally prohibited from engaging in non-banking activities, or acquiring direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the Federal Reserve Board has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association whose direct and indirect activities are limited to those permitted for bank holding companies.

The Gramm-Leach-Bliley Act of 1999 authorized a bank holding company that meets specified conditions, including being “well capitalized” and “well managed,” to opt to become a “financial holding company” and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking. A “financial holding company” may engage in a broader array of financial activities than permitted a typical bank holding company. Such activities can include insurance underwriting and investment banking. PB Bankshares will not elect “financial holding company” status in connection with the conversion.

Capital. Bank holding companies are subject to consolidated regulatory capital requirements, which have historically been similar to, though less stringent than, those of the FDIC for Prosper Bank. Federal legislation, however, required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. As a result, consolidated regulatory capital requirements identical to those applicable to the subsidiary banks generally apply to bank holding companies. However, the Federal Reserve Board has provided a “Small Bank Holding Company” exception to its consolidated capital requirements, and subsequent legislation and the related issuance of regulations by the Federal Reserve Board have increased the threshold for the exception to $3.0 billion of consolidated assets. Consequently, bank holding companies with less than $3.0 billion of consolidated assets are not subject to the consolidated holding company capital requirements unless otherwise directed by the Federal Reserve Board.

Source of Strength. The Federal Reserve Board has issued regulations requiring that all bank holding companies serve as a source of strength to their subsidiary depository institutions by providing financial, managerial and other support in times of an institution’s distress.

Dividends and Stock Repurchases. The Federal Reserve Board has issued a policy statement regarding the payment of dividends by holding companies. In general, the policy provides that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the holding company appears consistent with the organization’s capital needs, asset quality and overall supervisory financial condition. Separate regulatory guidance provides for prior consultation with Federal Reserve Bank staff concerning dividends in certain circumstances such as where the company’s net income for the past four quarters, net of dividends previously paid over that period, is insufficient to fully fund the dividend or the company’s overall rate or earnings retention is inconsistent with the company’s capital needs and overall financial condition. The ability of a bank holding company to pay dividends may be restricted if a subsidiary savings bank becomes undercapitalized.

The regulatory guidance also states that a bank holding company should consult with Federal Reserve Bank supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the bank holding company is experiencing financial weaknesses or the repurchase or redemption would result in a net reduction, at the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

There is a separate requirement that a bank holding company give the Federal Reserve Board prior written notice of any purchase or redemption of then outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company’s consolidated net worth. The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve Board order or directive, or any condition imposed by, or written agreement with, the Federal Reserve Board. There is an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

These regulatory policies may affect the ability of PB Bankshares, Inc. to pay dividends, repurchase shares of common stock or otherwise engage in capital distributions.

Federal Securities Laws

PB Bankshares common stock will be registered with the Securities and Exchange Commission after the conversion and stock offering. PB Bankshares will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934.

The registration under the Securities Act of 1933 of shares of common stock issued in PB Bankshares’s public offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of PB Bankshares may be resold without registration. Shares purchased by an affiliate of PB Bankshares will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933. If PB Bankshares meets the current public information requirements of Rule 144 under the Securities Act of 1933, each affiliate of PB Bankshares that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of PB Bankshares, or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, PB Bankshares may permit affiliates to have their shares registered for sale under the Securities Act of 1933.

Emerging Growth Company Status

The JOBS Act, which was enacted in 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” We qualify as an “emerging growth company” and believe that we will continue to qualify as an “emerging growth company” for five years from the completion of the stock offering.

An “emerging growth company” may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, PB Bankshares, Inc. will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a “non-accelerated filer” and a “smaller reporting company,” respectively, under Securities and Exchange Commission regulations (generally less than $75 million and $250 million, respectively, of voting and non-voting equity held by non-affiliates or less than $100.0 million in annual revenue). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. PB Bankshares, Inc. has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.07 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.07 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act of 2002 is intended to improve corporate responsibility, to provide for enhanced penalties for accounting and auditing improprieties at publicly traded companies and to protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. We have policies, procedures and systems designed to comply with these regulations, and we review and document such policies, procedures and systems to ensure continued compliance with these regulations.

Change in Control Regulations

Under the Change in Bank Control Act, no person may acquire control of a bank holding company such as PB Bankshares unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the institution’s directors, or a determination by the regulator that the acquiror has the power, directly or indirectly, to exercise a controlling influence over the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with PB Bankshares, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

In addition, federal regulations provide that no company may acquire control of a bank holding company without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board. In March 2020, the Federal Reserve Board adopted a final rule, effective September 30, 2020, that revises its framework for determining whether a company has a “controlling influence” over a bank holding company for that purpose.

TAXATION

Federal Taxation

General. PB Bankshares and Prosper Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize material federal income tax matters and is not a comprehensive description of the tax rules applicable to PB Bankshares and Prosper Bank.

Method of Accounting. For federal income tax purposes, Prosper Bank currently reports its income and expenses on the accrual method of accounting and uses a tax year ending December 31 for filing its federal income tax returns. PB Bankshares and Prosper Bank intend to file a consolidated federal income tax return. The Small Business Protection Act of 1996 eliminated the use of the mutual savings bank bad debt reserve method of calculating the tax return bad debt deduction. For taxable years beginning after 1995, Prosper Bank has been subject to the same bad debt reserve rules as commercial banks. It currently utilizes the specific charge-off method under Section 582(a) of the Internal Revenue Code.

Minimum Tax. For tax years beginning before 2018, the Internal Revenue Code imposed an alternative minimum tax (“AMT”) at a rate of 20% on a base of regular taxable income plus certain tax preferences, less an exemption amount, referred to as “alternative minimum taxable income.” The alternative minimum tax is payable to the extent tax computed this way exceeds tax computed by applying the regular tax rates to regular taxable income. Net operating losses can, in general, offset no more than 90% of alternative minimum taxable income. Prior payments of alternative minimum tax create AMT credits that may be used to offset as credits against regular tax liabilities in future years. In addition, these AMT credits are refundable for any taxable year beginning after 2017 and before 2021 in an amount equal to 50% (100% in the case of taxable years beginning in 2021) of the excess of the minimum tax credit for the taxable year over the amount of the credit allowable for the year against regular tax liability. As of December 31, 2020, Prosper Bank does not have any minimum tax credit carryforward to utilize in the future.

Net Operating Loss Carryovers. For losses originated in taxable years beginning before 2018, a financial institution may generally carry back federal net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. At December 31, 2020, Prosper Bank had no federal net operating loss carryforwards.

Capital Loss Carryovers. A corporation cannot recognize capital losses in excess of capital gains generated. Generally, a financial institution may carry back capital losses to the preceding three taxable years and forward to the succeeding five taxable years. Any capital loss carryback or carryover is treated as a short-term capital loss for the year to which it is carried. As such, it is grouped with any other capital losses for the year to which it is carried and is used to offset any capital gains. Any unutilized loss carryforward remaining after the five-year carryover period is not deductible. At December 31, 2020, Prosper Bank had no capital loss carryovers.

Corporate Dividends. PB Bankshares may generally exclude from its income 100% of dividends received from Prosper Bank as a member of the same affiliated group of corporations.

Audit of Tax Returns. Prosper Bank’s income tax returns have not been audited in the past five years.

State Taxation

Prosper Bank currently files Pennsylvania Mutual Thrift Institution Income Tax returns. Generally, the income of savings institutions in Pennsylvania, which is calculated based on generally accepted accounting principles, subject to certain adjustments, is subject to Pennsylvania tax. Prosper Bank had approximately $5.5 million of Pennsylvania state tax net operating loss carryforwards at December 31, 2020.

As a Maryland business corporation, PB Bankshares is required to file an annual report with and pay franchise taxes to the state of Maryland.

MANAGEMENT

Shared Management Structure

The directors of PB Bankshares are the same persons who are the trustees of Prosper Bank. In addition, each executive officer of PB Bankshares is also an executive officer of Prosper Bank. We expect that PB Bankshares and Prosper Bank will continue to have common executive officers and directors until there is a business reason to establish separate management structures.

Executive Officers of PB Bankshares and Prosper Bank

The following table sets forth information regarding the executive officers of PB Bankshares and Prosper Bank. Age information is as of December 31, 2020. The executive officers of PB Bankshares and Prosper Bank are elected annually.

Name	Age	Position
Janak M. Amin	55	President, Chief Executive Officer and Trustee
Douglas L. Byers	45	Executive Vice President and Chief Banking Officer
Larry Witt	51	Executive Vice President and Chief Information and Operating Officer
Angela M. Krezmer	35	Senior Vice President and Chief Financial Officer

Chief Financial Officer Transition

Angela M. Krezmer will resign as Chief Financial Officer effective as of June 4, 2021. The Boards of Directors of PB Bankshares and Prosper Bank have appointed Lindsay S. Bixler Chief

Financial Officer effective as of June 4, 2021. Ms. Bixler will join Prosper Bank as an employee beginning May 10, 2021 to begin the transition to assuming the Chief Financial Officer position of both Prosper Bank and PB Bankshares. Ms. Bixler’s biography is disclosed below under “— Executive Officers Who Are Not Directors.”

Directors of PB Bankshares and Trustees of Prosper Bank

PB Bankshares currently has nine directors and Prosper Bank currently has nine trustees. Directors serve three-year staggered terms so that one-third of the board is elected at each annual meeting. Subsequent to the completion of the conversion and offering, directors of Prosper Bank will be elected by PB Bankshares as its sole stockholder. The following table states our board members’ names, their ages as of December 31, 2020, the years when they began serving as a trustee of Prosper Bank and when their current terms expire.

Name(1)	Position(s) Held With Prosper Bank	Age	Director/ Trustee Since	Current Term Expires
Joseph W. Carroll	Chairman of the Board	71	2013	2022
Janak M. Amin	President and Chief Executive Officer and Trustee	55	2019	2023
Spencer J. Andress	Trustee	71	2016	2024
Larry J. Constable	Trustee	57	2013	2023
Thomas R. Greenfield	Trustee	75	1997	2022
John V. Pinno, III	Trustee	68	1996	2023
Jane B. Tompkins	Trustee	68	2020	2024
M. Joye Wentz	Trustee	69	1995	2024
R. Cheston Woolard	Trustee	68	2016	2022

(1)	The mailing address for each person listed is 185 E. Lincoln Highway, Coatesville, Pennsylvania 19320.

Board Independence

The board of directors of PB Bankshares has determined that each of our directors, with the exception of President and Chief Executive Officer Janak M. Amin and Chairman Joseph W. Carroll, is “independent” as defined in the listing standards of the Nasdaq Stock Market. Mr. Amin is not independent because he is one of our executive officers. Chairman Carroll is not independent because he was Prosper Bank’s Interim President in 2019. In evaluating the independence of our independent directors, we found no transactions between Prosper Bank and our independent directors that are not required to be reported under “—Transactions With Certain Related Persons,” below, and that had an impact on our determination as to the independence of our directors.

The Business Background of Our Directors and Executive Officers

The business experience for the past five years of each of our directors and executive officers is set forth below. With respect to directors, the biographies also contain information regarding the person’s experience, qualifications, attributes or skills that caused the nominating and corporate governance committee and the board of directors to determine that the person should serve as a director. Each director is also a trustee of Prosper Bank. Unless otherwise indicated, directors and executive officers have held their positions as trustees and executive officers of Prosper Bank for the past five years.

Directors

Joseph W. Carroll has served as a Trustee of Prosper Bank since 2013 and as the Chairman of the Board since 2015. Mr. Carroll is a graduate of LaSalle College and Villanova School of Law. He was a member of the Chester County District Attorney’s Office for over 35 years in various capacities, including serving as Chester County District Attorney from 2002 until his retirement in 2012. He has been in private law practice since then. Mr. Carroll also served as Interim President of Prosper Bank from January 2019 to September 2019. A lifelong resident of Chester County, Mr. Carroll has served on the boards of United Way of Chester County, The Crime Victim Center of Chester County and several other charitable organizations. Mr. Carroll’s business, legal and administrative experience and contacts in the local community are among his qualifications to serve as a director.

Janak M. Amin is the President and Chief Executive Officer of Prosper Bank. Mr. Amin leads the team at Prosper Bank with values-driven principles that he has cultivated throughout two decades of executive leadership experience in the banking industry in Pennsylvania and Florida. Prior to joining Prosper Bank, from 2018 to 2019, Mr. Amin served as Chief Executive Officer at LeTort Trust, an Independent Trust Company that provides personalized financial solutions to individuals, businesses and institutions. From 2016 to 2018, Mr. Amin served in various roles at Sunshine Bank, including most recently as Co-President. Mr. Amin served as a consultant to Sunshine Bank in 2015 and previously held the position of Market Chief Executive Officer for the Pennsylvania region for Susquehanna Bank from 2012 to 2014. Mr. Amin has also served in various executive positions at other financial institutions since 1997, including Tower Bancorp, Graystone Tower Bank, Graystone Financial, Sovereign Bank and Waypoint Bank. Mr. Amin is a graduate of Liverpool University (U.K.), obtained his MBA from Penn State and is a graduate of the Wharton School Advance Management Program. He has held board positions in community organizations such as Holy Spirit Hospital, Leukemia Society and been an active member of YPO. Mr. Amin provides the board with nearly 25 years of banking experience in the Pennsylvania market.

Spencer J. Andress is the founder and President of Comprehensive Planners, LTD, which provides land use planning and project management services to a wide variety of private and municipal clients. Mr. Andress is a U.S. Army veteran who retired with the rank of Chief Warrant Officer Five and earned his Bachelor of Science degree in Physics from Lincoln University. He has been active in the Oxford community, serving as a member of several organizations and in a number of elected and appointed local government positions. Mr. Andress has served as a Trustee of Prosper Bank since 2016 and as the Vice Chairman of the Board since 2018. Mr. Andress’ business and financial experience and contacts in the local community are among his qualifications to serve as a director.

Larry J. Constable is a retired entrepreneur. In 1982, Mr. Constable founded L.C. Auto Body Inc. and sold the company in 2018. Mr. Constable graduated from Octorara High School and attended Delaware Community College. Mr. Constable has participated on advisory boards for the training of youth in the collision industry through CCIU/CAT Brandywine. In 2001, he helped to establish the Parkesburg POINT Youth Center. Mr. Constable has served as board chair and volunteered at the Parkesburg POINT Youth Center for eight years and currently volunteers teaching Sunday School, leading youth retreats, and heading up an after-school Good News Club. Mr. Constable has served as a Trustee of Prosper Bank since 2013. Mr. Constable’s business experience and contacts in the local community are among his qualifications to serve as a director.

Thomas R. Greenfield is a retired businessman. Mr. Greenfield has worked in many industries over the course of his career, including steel, sales, real estate, and food services. Most recently, Mr. Greenfield was self-employed as the owner of an antique lamp refurbishing company. Mr. Greenfield attended the Valley Forge Military Academy and earned his Bachelor of Arts degree in Sociology from

Tusculum College. His community involvement includes the Big Brothers Program, and Sadsburyville Township Supervisor and Planning Commission. Mr. Greenfield has served as a Trustee of Prosper Bank since 1997. Mr. Greenfield’s business experience and contacts in the local community are among his qualifications to serve as a director.

John V. Pinno, III is the owner of Pinno Preowned Vehicles, which provides used cars to the Oxford, Pennsylvania community. He has spent his 51 year career in the automobile industry, with 27 years as a Pontiac-Buick dealer. Mr. Pinno sold his business in 2008, but continues to operate Pinno Preowned Vehicles at his former location in Oxford, Pennsylvania. Mr. Pinno has served as a Trustee for Prosper Bank since 1996. Mr. Pinno’s business experience and contacts in the local community are among his qualifications to serve as a director.

Jane B. Tompkins is a retired banking executive, having spent her entire career in the banking industry. She has worked for banks of all sizes, from super-regionals to small community institutions. Generally, she has focused on lending, credit analysis and approval, and overall bank risk. Now retired, her most recent position was Chief Risk Officer at Linkbank. From 2014 to 2018, she was the Chief Risk Officer at Sunshine Bank. She graduated with a Bachelor of Science degree from Elizabethtown College. Ms. Tompkins’ history of community service includes board positions with the Central Pennsylvania Food Bank, Harrisburg YWCA, Theatre Harrisburg, and the Humane Society of Harrisburg Area. Ms. Tompkins has served as a Trustee of Prosper Bank since 2020. Ms. Tompkins’ extensive banking experience enhances our board’s risk management oversight and corporate governance.

M. Joye Wentz is a licensed funeral director and since 1986, has been the third-generation owner of Wentz Funeral Home, started by her grandfather in 1894. Ms. Wentz has a Bachelor’s degree in Psychology from the University of Delaware and a degree in Funeral Service from Northampton County Area Community College. Ms. Wentz is active in the community and is or has been a member and Secretary of the Rotary Club of Coatesville, the Strawberry Festival Steering Committee Advertising and Marketing Chair, and a member of the Coatesville Area Senior Center Board, Coatesville Area Partners for Progress, the Western Chester County Chamber of Commerce, and the Pennsylvania Funeral Directors Association. Ms. Wentz has served as a Trustee of Prosper Bank since 1995. Ms. Wentz’s business experience and contacts in the local community are among her qualifications to serve as a director.

R. Cheston Woolard is the Senior Partner at Woolard, Krajnik, Masciangelo, LLP, a certified public accounting firm. He has spent his entire career in the accounting profession and has guided the firm from inception and six employees to present and 26 employees. He earned his Bachelor of Science degree in Business Administration from Waynesburg University and his Master’s Degree in Accounting and Taxation from LaSalle University. He is a member of the American Institute of CPA’s, the Pennsylvania Institute of CPA’s, and the Affordable Housing Authority of Certified Public Accountants. He previously served the community in positions including Chairman of Municipal Services Commission for West Whiteland Township, Audit Committee Chairman and Director for Alliance Bank, and Professor of Auditing at West Chester University. Mr. Woolard remains active in the community as the elected auditor of West Whiteland Township. Mr. Woolard has served as a Trustee of Prosper Bank since 2016. Mr. Woolard’s diverse background and broad experience in public accounting enhances our board of directors’ oversight of financial reporting and disclosure issues, and he qualifies as an Audit Committee financial expert.

Executive Officers Who Are Not Directors

Douglas L. Byers is the Executive Vice President and Chief Banking Officer of Prosper Bank. Mr. Byers is responsible for overseeing and nurturing customer relationships and helping guide the strategic growth of Prosper Bank and its people. From 2017 to 2019, Mr. Byers was the Southcentral Market Executive and Senior Vice President at First Citizens Community Bank. From 2016 to 2017, Mr. Byers was the President and Chief Executive Officer of Hamilton Bancorp. Prior to that, he was the Commercial Lending Team Leader and Senior Vice President at Northwest Savings Bank. From 2005 to 2015, Mr. Byers was the Cash Management Executive and Senior Vice President at Susquehanna Bank. Mr. Byers earned his Bachelor of Arts degree in Business Administration from Millersville University and MBA from Lebanon Valley College. He also graduated from the American Bankers Association Stonier Graduate School of Banking with a Wharton Leadership Certificate. In addition, he completed the Certified Treasury Professional course at Villanova University. Mr. Byers serves on two non-profit boards in the Lancaster and Chester County areas and will begin a three-year term as a board member of the Pennsylvania Community Bankers Association in 2021.

Larry Witt is the Executive Vice President, Chief Information and Chief Operating Officer of Prosper Bank. Mr. Witt is responsible for developing and maintaining a robust and secure IT environment that ensures Prosper Bank is meeting changing customer needs, from product and service development to process and experience improvements. Prior to joining Prosper Bank in 2019, Mr. Witt was the First Vice President and Director of Technical Services at CenterState Bank, which acquired Sunshine Bank in 2018. Prior to CenterState Bank’s acquisition of Sunshine Bank, Mr. Witt was the Vice President of IT and Operations at Sunshine Bank from 2014 to 2018. Larry is a graduate of the University of South Florida with a degree in Information Technology and is a member of the ISACA Harrisburg chapter for IT professionals.

Angela M. Krezmer is the Chief Financial Officer of Prosper Bank until June 4, 2021. Ms. Krezmer is responsible for long-term strategic planning, financial analysis, budgeting, and overall accounting oversight. She joined Prosper Bank in June 2020, after serving for more than a decade at Fairport Savings Bank, a publicly traded institution, in the Rochester, New York area. Ms. Krezmer held various positions at Fairport Savings Bank including, most recently, Chief Financial Officer. Ms. Krezmer holds a Bachelor of Science in Accounting from Rochester Institute of Technology and is a graduate of the American Bankers Association Stonier Graduate School of Banking program. Since 2018, Ms. Krezmer has served as a Board member and the Treasurer of the Verona Street Animal Society, the partner and fundraising organization for the City of Rochester’s animal shelter.

Lindsay S. Bixler, age 37, will become the Chief Financial Officer of Prosper Bank and PB Bankshares beginning on June 4, 2021. Ms. Bixler joined Prosper Bank in May 2021. Ms. Bixler was a Senior Audit Manager at RKL, LLP from November 2015 until May 2021. In that position, Ms. Bixler was responsible for managing external and internal audits of financial institutions. She was previously a Senior Audit Manager at BDO LLP and a Manager at ParenteBeard LLP, where she worked on audits of financial institutions, including SEC registrants. Ms. Bixler is a certified public accountant.

Meetings and Committees of the Board of Directors of PB Bankshares, Inc.

The board of directors of PB Bankshares, Inc. has met once since the filing of its Articles of Incorporation to address certain organizational matters, and has established the following standing committees: the audit committee, the nominating and corporate governance committee and the compensation committee. Each of these committees will operate under a written charter, which governs its composition, responsibilities and operations. Each member of each committee will satisfy the applicable independence requirements of the Nasdaq Stock Market and the Securities and Exchange Commission.

Corporate Governance Policies and Procedures

In addition to establishing committees of our board of directors, PB Bankshares, Inc. will adopt several policies to govern the activities of both PB Bankshares, Inc. and Prosper Bank including corporate governance policies and a code of business conduct and ethics. The corporate governance policies are expected to involve such matters as the following:

•	the composition, responsibilities and operation of our board of directors;

•	the establishment and operation of board committees, including audit, nominating/corporate governance and compensation committees;

•	convening executive sessions of independent directors; and

•	our board of directors’ interaction with management and third parties.

The code of business conduct and ethics, which is expected to apply to all employees and directors, will address conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics will be designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.

Transactions With Certain Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits publicly traded companies from making loans to their executive officers and directors, but it contains a specific exemption from such prohibition for loans made by federally insured financial institutions, such as Prosper Bank, to their executive officers and directors in compliance with federal banking regulations. The aggregate amount of our loans to our executive officers, trustees and their related parties was $107,000 at December 31, 2020. At December 31, 2020, all of our loans to trustees, executive officers and their related parties were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Prosper Bank, and did not involve more than the normal risk of collectability or present other unfavorable features. These loans were performing according to their original terms at December 31, 2020, and were made in compliance with federal banking regulations.

Any transactions that would be required to be reported under this section of this prospectus must be reviewed by our audit committee or another independent body of the board of directors. In addition, any transaction with a director is reviewed by and subject to approval of the members of the board of directors who are not directly involved in the proposed transaction to confirm that the transaction is on terms that are no more favorable than those that would be available to us from an unrelated third party through an arms-length transaction.

Executive Officer Compensation

Summary Compensation Table. The table below summarizes the total compensation paid to or earned by our President and Chief Executive Officer, Janak M. Amin, Douglas L. Byers, who serves as our Executive Vice President and Chief Banking Officer and Larry Witt, who serves as our Executive Vice President, Chief Information and Operating Officer, for the year ended December 31, 2020. Each individual listed in the table below is referred to as a Named Executive Officer.

Summary Compensation Table
Name and principal position	Year	Salary ($)	Bonus ($)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)(1)	Total ($)
Janak M. Amin	2020	220,000	—	—	23,472	243,472
President and Chief Executive Officer
Douglas L. Byers	2020	180,000	—	—	14,617	194,617
Executive Vice President and Chief Banking Officer
Larry Witt	2020	150,000	—	—	15,465	165,465
Executive Vice President, Chief Information and Operating Officer

(1)	The compensation represented by the amounts for 2020 set forth in the All Other Compensation column for the Named Executive Officers is detailed in the following table.

	401(k) Plan Contributions	SERP Contributions	Automobile Usage	Relocation Allowance	Total All Other Compensation
Janak M. Amin	$11,730	$11,102	$640	$—	$23,472

Douglas L. Byers	$9,167	$5,450	$—	$—	$14,617

Larry Witt	$4,245	$4,542	$—	$6,678	$15,465

Employment Agreement

Prosper Bank has entered into an employment agreement with Mr. Amin. The employment agreement has an initial term of three years that ends on March 1, 2024. The initial term of the employment agreement will extend automatically for one additional year on each anniversary of the effective date of the agreement, so that the remaining term is again three years, unless either Prosper Bank or Mr. Amin give notice to the other of non-renewal. At least 30 days prior to each anniversary date of the employment agreement, the disinterested members of the board of directors of Prosper Bank will conduct a comprehensive evaluation and review of Mr. Amin’s performance for purposes of determining whether to take action to not renew the employment agreement. Notwithstanding the foregoing, in the event PB Bankshares, Inc. or Prosper Bank enters into a transaction that would constitute a change in control, as defined under the employment agreement, the term of the agreement would automatically extend so that it would expire no sooner than two years following the effective date of the change in control.

The employment agreement specifies Mr. Amin’s base salary, which initially will be $220,000. The board of directors of Prosper Bank or the Compensation Committee may increase, but not decrease, Mr. Amin’s base salary. In addition to the base salary, the agreement provides that Mr. Amin will participate in any bonus plan or arrangement of Prosper Bank in which senior management is eligible to participate and/or may receive a bonus on a discretionary basis, as determined by the Compensation Committee. Mr. Amin is also entitled to participate in all employee benefit plans, arrangements and perquisites offered to employees and officers of Prosper Bank and the reimbursement of reasonable travel and other business expenses incurred in the performance of his duties with Prosper Bank, including use of bank-owned or leased automobile.

Prosper Bank may terminate Mr. Amin’s employment, or Mr. Amin may resign from his employment, at any time with or without good reason. In the event Prosper Bank terminates Mr. Amin’s employment without cause or Mr. Amin voluntary resigns for “good reason” (i.e., a “qualifying termination event”), Prosper Bank will pay Mr. Amin severance payment equal to the base salary and bonuses (based on the highest bonus for the three most recently completed calendar years prior to his date of termination) he would have received during the remaining term of the employment agreement. In addition, Mr. Amin will receive a cash payment equal the value of twenty-four months of continued non-taxable medical and dental coverage substantially comparable to the coverage maintained for the executive and his dependents immediately prior to his termination.

If a qualifying termination event occurs at or within two years following a change in control of PB Bankshares, Inc. or Prosper Bank, Mr. Amin would be entitled to (in lieu of the payments and benefits described in the previous paragraph) a severance payment equal to three times the sum of (i) his base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher, and (ii) and highest annual cash bonus earned during by the executive for the calendar year in which the change in control occurs or for any of the three most recently completed calendar years prior to the change in control. In addition, Mr. Amin will receive a cash payment equal the value of twenty-four months of continued non-taxable medical and dental coverage substantially comparable to the coverage maintained for him and his dependents immediately prior to his termination. Prosper Bank or its successor will make the payments to Mr. Amin in a lump sum within 30 days following his termination of employment. The conversion of Prosper Bank from the mutual to stock form and contemporaneous stock offering of PB Bankshares, Inc. are not considered a change in control for purposes of the employment agreement.

The employment agreement terminates upon Mr. Amin’s death or disability. Upon termination of employment (other than a termination in connection with a change in control), Mr. Amin will be required to adhere to one-year non-competition and non-solicitation restrictions set forth in his employment agreement.

Change in Control Agreements

Prosper Bank has entered into change in control agreements with Messrs. Byers and Witt. The change in control agreements have initial terms of two years that end on March 1, 2023. The term of each change in control agreement automatically extends for one additional year on each anniversary of the effective date of the agreement, so that the remaining term is again two years, unless either Prosper Bank or the executive gives the other party a notice of non-renewal. Notwithstanding the foregoing, in the event PB Bankshares, Inc. or Prosper Bank enters into a transaction that would constitute a change in control, as defined under the agreements, the term of the agreements would automatically extend so that they would expire no sooner than two years following the effective date of the change in control.

In the event the Prosper Bank (or its successor) terminate the executive’s employment (other than for cause) or the executive terminates his employment for “good reason,” in either case at or following a change in control of PB Bankshares, Inc. or Prosper Bank, the executive would be entitled to a severance payment equal to two times the sum of (i) the executive’s base salary in effect as of the date of termination or immediately prior to the change in control, whichever is higher, and (ii) the highest annual bonus earned by the executive for the calendar year in which the change in control occurs or for the three most recently completed calendar years prior to the change in control. The severance benefit would be paid to the executive in a lump sum within 30 days following the executive’s date of termination. In addition, each executive would receive 12 monthly COBRA premium reimbursement payments to the extent the executive elects COBRA for continued health care coverage. The conversion of Prosper Bank from the mutual to stock form and contemporaneous stock offering of PB Bankshares, Inc. are not considered a change in control for purposes of the change in control agreements.

Supplemental Executive Retirement Plans

Prosper Bank entered into Supplemental Executive Retirement Plans (“SERPs”) with each of Messrs. Amin, Byers and Witt in 2020. In 2020, Prosper Bank credited a contribution equal to a percentage of the executive’s salary (25% in the case of Mr. Amin and 15% in the case of Messrs. Byers and Witt), plus an amount attributable to earnings on those amounts, to an account for the benefit of the executives under the SERPs. Each year, Prosper Bank will continue to make the same contribution (based on the executive’s salary) to the executives’ accounts. The amounts credited to the executives’ accounts will earn an annual rate interest equal to two percent (2%), compounded monthly.

Each executive vests in his account under the SERP over a five-year period beginning January 1, 2020; at the rate of 20% per year. Each executive also becomes 100% vested in his account balance in the event of death, disability, a change in control or an involuntary termination of service prior to age 65. The benefits under the SERPs are normally paid upon a separation from service in 180 monthly installments. The benefit is also paid in 180 monthly installments upon the executive’s disability. If the executive dies prior to a separation from service, the executive’s beneficiary will receive the account balance, plus an amount equal to the contributions and earnings credited to the executive’s account over the preceding 24 months, in 180 monthly installments. If the executive dies after the benefit payments have commenced, the executive’s beneficiary will continue to receive the benefits at the same time and in the same amounts the benefits would have been paid to the executive had he survived. In the event of a change in control prior to the executive attaining age 65, the executive will receive a lump sum payment of the account balance plus an amount equal to the contributions and earnings credited to the executive’s account over the preceding 24 months. The executives will forfeit all benefits under the SERPs if their employment is terminated for cause.

Bonuses

Discretionary Bonuses. The board of trustees has the authority to award discretionary bonus payments to the Named Executive Officers. While strict numerical formulas are not used to quantify the Named Executive Officers’ bonus payments, both company-wide and individually-based performance objectives are used to determine bonus payments. Company-wide performance objectives focus on earnings, growth, expense control and asset quality, which are customary metrics used by similarly-situated financial institutions in measuring performance. Individually-based performance objectives are determined based on the individual’s responsibilities and contributions to our successful operation. Both the company-wide and individually-based performance objectives are evaluated by the board of trustees on an annual basis and also as a trend of performance measured over the prior three years. The board of trustees also takes into consideration outside factors that impact our performance, such as national and local economic conditions, the interest rate environment, regulatory mandates and the level of competition in our primary market area.

Based on the foregoing, for the year ended December 31, 2020, no Named Executive Officer received a bonus.

Benefit Plans

401(k) Plan. Prosper Bank maintains the Prosper Bank 401(k) Profit Sharing Plan and Trust (the “401(k) Plan”). The Named Executive Officers are eligible to participate in the 401(k) Plan just like any other employee. Employees who are 18 or older and have completed two consecutive months of service are eligible to participate in the 401(k) Plan.

Under the 401(k) Plan a participant may elect to defer, on a pre-tax basis, up to 100% of his or her salary in any plan year, subject to limits imposed by the Internal Revenue Code. For 2020, the salary deferral contribution limit is $19,500, provided, however, that a participant over age 50 may contribute an additional $6,500, for a total contribution of $26,000. In addition to salary deferral contributions, Prosper Bank may make during the plan year: (1) a discretionary matching contribution to each participant’s account based on a percentage of the participant’s salary deferral contribution; and/or (2) a profit sharing contribution that would be allocated to each participant’s account pro-rata on the basis of each participant’s compensation relative to the aggregate compensation of all participants. For the year ended December 31, 2020, Prosper Bank made a profit sharing contribution equal to 2% of each participant’s eligible compensation. A participant is always 100% vested in his or her salary deferral contributions and employer matching contributions. However, a participant will vest in his or her employer profit sharing contributions at a rate of 100% after the completion of two years of credited service. The 401(k) Plan permits a participant to direct the investment of his or her own account into various investment options offered.

Generally, a participant (or participant’s beneficiary) may receive a distribution from his or her vested account beginning at retirement, age 59½ (while employed with Prosper Bank), death, disability or termination of employment, and elect for the distribution to be paid in the form of a lump sum payment or annuity or installment payments.

Employee Stock Ownership Plan. As part of the conversion, Prosper Bank adopted the Prosper Bank Employee Stock Ownership Plan (the “ESOP”) for eligible employees. Eligible employees who are employed as of January 1, 2021 will become participants as of that date. Employees hired after January 1, 2021 who have attained age 21 will begin participation in the ESOP upon the first entry date commencing on or after the eligible employee’s completion of 1,000 hours of service during a continuous 12-month period.

The ESOP trustee is expected to purchase, on behalf of the ESOP, 8% of the total number of shares of PB Bankshares common stock issued in the offering. If Eligible Account Holders subscribe for all of the PB Bankshares common stock sold in the offering, no shares will be available to be purchased by the ESOP. However, if market conditions warrant and in the judgment of the ESOP trustee, the ESOP may instead elect to purchase shares in the open market following the completion of the conversion. In either circumstance, we anticipate that the ESOP will fund the stock purchase with a loan from PB Bankshares equal to the aggregate purchase price of the common stock. The loan will be repaid principally through Prosper Bank’s contribution to the ESOP and dividends payable on common stock held by the ESOP over the anticipated 20-year term of the loan. The interest rate for the ESOP loan is expected to equal the prime rate, as published in The Wall Street Journal, on the closing date of the conversion. See “Pro Forma Data.”

The trustee will hold the shares purchased by the ESOP in an unallocated suspense account, and shares will be released from the suspense account on a pro-rata basis as the loan is repaid. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation relative to the total aggregate compensation paid to all participants. A participant will become vested in his or her account balance at a rate of 20% per year over a five-year period. Participants also will become fully vested automatically upon normal retirement, death or disability, a change in control, or termination of the ESOP. Generally, participants will receive distributions from the ESOP upon separation from service. The ESOP reallocates any unvested shares forfeited upon termination of employment among the remaining participants.

The ESOP permits participants to direct the trustee as to how to vote the shares of common stock allocated to their accounts. The trustee votes unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as those shares for which participants provide instructions, subject to fulfillment of the trustee’s fiduciary responsibilities.

Under applicable accounting requirements, Prosper Bank will record a compensation expense for the ESOP at the fair market value of the shares as they are committed to be released from the unallocated suspense account to participants’ accounts, which may be more or less than the original issue price. The compensation expense resulting from the release of the common stock from the suspense account and allocation to plan participants will result in a corresponding reduction in PB Bankshares’s earnings.

Trustee Compensation

The following table sets forth for the year ended December 31, 2020 certain information as to the total remuneration we paid to our trustees other than Janak M. Amin. Mr. Amin does not receive fees for serving as a trustee.

Trustee Compensation Table
Name	Fees earned or paid in cash ($)	All Other Compensation ($)(1)	Total ($)
Spencer J. Andress	27,000	―	27,000
Joseph W. Carroll	54,000	―	54,000
Larry J. Constable	27,000	―	27,000
Thomas R. Greenfield	27,000	―	27,000
John V. Pinno, III	27,000	―	27,000
Jane B. Tompkins (2)	24,750	―	24,750
M. Joye Wentz	27,000	―	27,000
R. Cheston Woolard	27,000	―	27,000

(1)	For the year ended December 31, 2020, no trustee had perquisites, the aggregate value of which exceeded $10,000.

(2)	Ms. Tompkins joined the board of trustees in February 2020.

Trustee/Director Fees

During the fiscal year ended December 31, 2020, each non-executive trustee was paid $2,250 monthly for service to the board. During the fiscal year ended December 31, 2020, the Chairman was paid $4,500 monthly for service to the board.

Each person who serves as a director of PB Bankshares also serves as a trustee of Prosper Bank and earns fees only in his or her capacity as a board member of Prosper Bank.

Benefits to be Considered Following Completion of the Stock Offering

Following the stock offering, we intend to adopt one or more new stock-based benefit plans that will provide for grants of stock options and restricted common stock awards. In accordance with applicable regulations, we anticipate that the plans will authorize a number of stock options and a number of shares of restricted stock, not to exceed 10% and 4%, respectively, of the shares sold in the offering. These limitations will not apply if a plan is implemented more than one year after the conversion.

The stock-based benefit plans will not be established sooner than six months after the stock offering and, if adopted within one year after the stock offering, would require the approval by stockholders owning a majority of the outstanding shares of common stock of PB Bankshares. If any stock-based benefit plan is established after one year after the stock offering, it would require the approval of our stockholders by a majority of votes cast.

The following additional restrictions would apply to a stock-based benefit plan only if the plan is adopted within one year after the stock offering:

•	non-employee directors in the aggregate may not receive more than 30% of the options and restricted stock awards authorized under the plan;

•	any non-employee director may not receive more than 5% of the options and restricted stock awards authorized under the plan;

•	any officer or employee may not receive more than 25% of the options and restricted stock awards authorized under the plan;

•	the options and restricted stock awards may not vest more rapidly than 20% per year, beginning on the first anniversary of stockholder approval of the plan; and

•	accelerated vesting is not permitted except for death, disability or upon a change in control of PB Bankshares or Prosper Bank.

We have not yet determined whether we will present stock-based benefit plans for stockholder approval within one year following the completion of the conversion or whether we will present this plan for stockholder approval more than one year after the completion of the conversion. In the event of changes in applicable regulations or policies regarding stock-based benefit plans, including any regulations or policies restricting the size of awards and vesting of benefits as described above, the restrictions described above may not be applicable.

We may obtain the shares needed for our stock-based benefit plans by issuing additional shares of common stock from authorized but unissued shares or through stock repurchases.

The actual value of restricted stock awards will be determined based on their fair value (the closing market price of shares of common stock of PB Bankshares) as of the date grants are made. The following table presents the total value of all shares to be available for awards of restricted stock under the stock-based benefit plan, assuming the shares for the plan are purchased or issued in a range of market prices from $8.00 per share to $14.00 per share at the time of grant.

Exercise Price	71,400 Shares at Minimum of Range	84,000 Shares at Midpoint of Range	96,600 Shares at Maximum of Range	111,090 Shares at Maximum of Range, as Adjusted
$8.00	$571,200	$672,000	$772,800	$888,720
10.00	714,000	840,000	966,000	1,110,900
12.00	856,800	1,008,000	1,159,200	1,333,080
14.00	999,600	1,176,000	1,352,400	1,555,260

The grant-date fair value of the stock options granted under the stock-based benefit plans will be based, in part, on the closing price of shares of common stock of PB Bankshares on the date the options are granted. The fair value will also depend on the various assumptions utilized in the option-pricing model ultimately adopted. The following table presents the total estimated value of the stock options to be available for grant under the stock-based benefit plans, assuming the range of market prices for the shares are $8.00 per share to $14.00 per share at the time of the grant. We applied the Black-Scholes option pricing model to estimate a grant-date fair value. The Black-Scholes option pricing model assumed an estimated volatility rate of 22.94% for the shares of common stock, no dividend yield, an expected option life of 10 years and a risk-free interest rate of 0.93%.

Share Price	Grant Date Fair Value Per Option	178,500 Options Awarded at Minimum of Offering Range	210,000 Options Awarded at Midpoint of Offering Range	241,500 Options Awarded at Maximum of Offering Range	277,725 Options Awarded at Maximum of Offering Range, as Adjusted
$8.00	$2.54	$452,676	$532,560	$612,444	$704,311
10.00	3.17	565,845	665,700	765,555	880,388
12.00	3.80	679,014	798,840	918,666	1,056,466
14.00	4.44	792,183	931,980	1,071,777	1,232,544

SUBSCRIPTIONS BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding intended common stock subscriptions by each of the directors and executive officers and their associates, and by all directors, officers and their associates as a group. However, there can be no assurance that any such person or group will purchase any specific number of shares of our common stock. In the event the individual maximum purchase limitation is increased, persons subscribing for the maximum amount may increase their purchase orders. Directors and officers will purchase shares of common stock at the same $10.00 purchase price per share and on the same terms as other purchasers in the offering. This table excludes shares of common stock to be purchased by the employee stock ownership plan, as well as any stock awards or stock option grants that may be made no earlier than six months after the completion of the offering. The directors and officers have indicated their intention to subscribe in the offering for an aggregate of 115,500 shares of common stock, equal to 6.5% of the number of shares of common stock to be sold in the offering at the minimum of the offering range, assuming shares are available. Purchases by directors, officers and their associates will be included in determining whether the required minimum number of shares has been subscribed for in the offering. The shares being acquired by the directors, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale. Our directors and executive officers will be subject to the same minimum purchase requirements and purchase limitations as other participants in the offering set forth under “The Conversion and Offering—Limitations on Common Stock Purchases.”

Name and Title	Number of Shares(1)	Aggregate Purchase Price(1)	Percent at Minimum of Offering Range		Percent at Adjusted Maximum of Offering Range
Spencer J. Andress, Trustee	15,000	$150,000	*	%	*	%
Joseph W. Carroll, Trustee(2)	20,000	200,000	1.1		*
Larry J. Constable, Trustee	10,000	100,000	*		*
Thomas R. Greenfield, Trustee	10,000	100,000	*		*
John V. Pinno, III, Trustee	5,000	50,000	*		*
Jane B. Tompkins, Trustee	10,000	100,000	*		*
M. Joye Wentz, Trustee	1,000	10,000	*		*
R. Cheston Woolard, Trustee	10,000	100,000	*		*
Janak M. Amin, President and Chief Executive Officer(3)	20,000	200,000	1.1		*
Douglas L. Byers, Chief Banking Officer	10,000	100,000	*		*
Larry Witt, Chief Information and Operating Officer	2,000	20,000	*		*
Angela M. Krezmer, Chief Financial Officer	2,500	25,000	*		*

All directors and officers as a group (12 persons)	115,500	$1,155,000	6.5%		4.2%

*	Less than 1%.

(1)	Includes purchases by the named individual’s spouse and other relatives of the named individual living in the same household. Other than as set forth above, the named individuals are not aware of any other purchases by a person or entity that would be considered an associate of the named individuals under the plan of conversion.

(2)	Following the completion of the conversion and offering, Mr. Carroll intends to purchase an additional $200,000 in PB Bankshares common stock in the open market.

(3)	Following the completion of the conversion and offering, Mr. Amin intends to purchase an additional $400,000 in PB Bankshares common stock in the open market.

THE CONVERSION AND OFFERING

The board of trustees of Prosper Bank has approved the plan of conversion. The plan of conversion must also be approved by Prosper Bank’s depositors (depositors as of the voting record date). A special meeting of depositors has been called for this purpose. The FDIC has issued a conditional non-objection to the conversion, the Pennsylvania Department of Banking has conditionally approved the conversion and the Federal Reserve Board and the Pennsylvania Department of Banking have issued their conditional approvals in connection with our holding company applications. However, such approvals do not constitute a recommendation or endorsement of the plan of conversion by the FDIC, the Pennsylvania Department of Banking or the Federal Reserve Board.

General

The board of trustees of Prosper Bank approved the plan of conversion on March 8, 2021. Pursuant to the plan of conversion, Prosper Bank will convert from the mutual form of organization to the fully stock form of organization. In connection with the conversion, Prosper Bank has organized a Maryland stock holding company named PB Bankshares, Inc. which will sell shares of common stock to the public in an initial public stock offering. When the conversion and related stock offering are completed, all of the capital stock of Prosper Bank will be owned by PB Bankshares, and all of the common stock of PB Bankshares will be owned by stockholders.

PB Bankshares expects to retain between $5.2 million and $7.2 million of the net proceeds of the offering, or $8.3 million if the offering range is increased by 15% because of demand for the shares or changes in market conditions. Prosper Bank will receive a capital contribution from PB Bankshares equal to at least 60% of the net proceeds of the offering. We anticipate that PB Bankshares will invest $10.0 million, $11.8 million, $13.7 million and $15.9 million, respectively, of the net proceeds at the minimum, midpoint, maximum and adjusted maximum of the offering in Prosper Bank. The conversion will be consummated only upon the sale of at least 1,785,000 shares of our common stock offered pursuant to the plan of conversion.

The plan of conversion provides that we will offer shares of common stock for sale in the subscription offering to Eligible Account Holders, our employee stock ownership plan, Supplemental Eligible Account Holders and Other Depositors. If all shares are not subscribed for in the subscription offering, we may, in our discretion, offer common stock for sale in a community offering to members of the public, with a preference given to natural persons and trusts of natural persons residing in Chester, Cumberland, Dauphin, Lancaster and Lebanon Counties in Pennsylvania. In addition, shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated offering to be managed by Piper Sandler & Co., acting as our agent.

We have the right to accept or reject, in whole or in part, any orders to purchase shares of the common stock received in the community offering or syndicated offering. The community offering and/or syndicated offering, if any, may begin at the same time as, during, or after the subscription offering, and must be completed within 45 days after the completion of the subscription offering unless otherwise extended by us with the approval of the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, if applicable. See “—Community Offering” and “—Syndicated Offering.”

We determined the number of shares of common stock to be offered in the offering based upon an independent valuation of the estimated consolidated pro forma market value of PB Bankshares, assuming the conversion and stock offering are completed. All shares of common stock to be sold in the offering will be sold at $10.00 per share. Investors will not be charged a commission to purchase shares of common stock. The independent valuation will be updated and the final number of shares of common stock to be issued in the offering will be determined at the completion of the offering. See “—Determination of Share Price and Number of Shares to be Issued” for more information as to the determination of the estimated pro forma market value of the common stock.

The following is a brief summary of the conversion. We recommend reading the plan of conversion in its entirety for more information. A copy of the plan of conversion is available for inspection at the banking offices of Prosper Bank and as described in the section of this prospectus titled “Where You Can Find Additional Information.” The plan of conversion is also filed as an exhibit to Prosper Bank’s application to convert from mutual to stock form of which this prospectus is a part, copies of which may be obtained from the FDIC and the Pennsylvania Department of Banking. The plan of conversion is also filed as an exhibit to the registration statement we have filed with the Securities and Exchange Commission, of which this prospectus is a part, copies of which may be obtained from the Securities and Exchange Commission or online at the Securities and Exchange Commission’s website, www.sec.gov. See “Where You Can Find Additional Information.”

Reasons for the Conversion

Our primary reasons for converting and raising additional capital through the offering are to:

•	increase our capital to enhance our financial strength and to support existing and future lending and deposit growth;

•	enhance our lending capacity by increasing our regulatory lending limits;

•	attract and retain qualified personnel by enabling us to establish stock-based benefit plans for our management and employees that will give them an opportunity and greater incentive to share in our long-term growth and success;

•	enhance our community ties by providing depositors and members of our community with the opportunity to acquire an ownership interest in Prosper Bank; and

•	provide greater flexibility to structure and finance opportunities for expansion, including acquisitions of other financial institutions, although we have no current arrangements or agreements with respect to any such transactions.

In the stock holding company structure, we will have greater flexibility in structuring mergers and acquisitions. Our current mutual structure prevents us from offering shares of our common stock as consideration for a merger or acquisition. Potential sellers often want stock for at least part of the acquisition consideration. Our new stock holding company structure will enable us to offer stock or cash consideration, or a combination thereof, and therefore will enhance our ability to compete with other bidders when acquisition opportunities arise. We have no current arrangements or agreements to acquire other banks, thrifts, credit unions, financial services companies or branch offices, and there can be no assurance that we will be able to consummate any acquisitions or establish any new branches. Lastly, mutual institutions cannot offer stock incentives to attract and retain highly qualified management personnel. While Prosper Bank has not required these capital tools and stock incentives in the past, they will be essential to implementing our business strategy, and management believes that the additional capital raised in the offering will enable us to take advantage of business opportunities that may not otherwise be available to us.

As of December 31, 2020, Prosper Bank was considered “well capitalized” for regulatory purposes. The proceeds from the stock offering will further improve our capital position.

Approvals Required

The affirmative vote of a majority of the total eligible votes of depositors of Prosper Bank at a special meeting of depositors is required to approve the plan of conversion. A special meeting of depositors to consider and vote upon the plan of conversion has been set for June 29, 2021. The FDIC has issued a conditional non-objection to the conversion and the Pennsylvania Department of Banking has conditionally approved the conversion. Additionally, the Federal Reserve Board and the Pennsylvania Department of Banking have conditionally approved our holding company applications. We cannot consummate the conversion and the stock offering without satisfying the conditions contained in these approvals.

Effects of Conversion on Depositors and Borrowers

Continuity. While the conversion is being accomplished, our normal business of accepting deposits and making loans will continue without interruption. Prosper Bank will continue to be a Pennsylvania chartered savings bank and will continue to be regulated by the FDIC and the Pennsylvania Department of Banking, while PB Bankshares will be regulated by the Federal Reserve Board. After the conversion, we will continue to offer existing services to depositors, borrowers and other customers. The trustees serving Prosper Bank at the time of the conversion will be the directors of Prosper Bank and of PB Bankshares after the conversion.

Effect on Deposit Accounts. Pursuant to the plan of conversion, each depositor of Prosper Bank at the time of the conversion will automatically continue as a depositor after the conversion, and the deposit balance, interest rate and other terms of such deposit accounts will not change as a result of the conversion. Each such account will be insured by the FDIC to the same extent as before the conversion. Depositors will continue to hold their existing certificates, passbooks and other evidences of their accounts.

Effect on Loans. No loan outstanding from Prosper Bank will be affected by the conversion, and the amount, interest rate, maturity and security for each loan will remain as it was contractually fixed prior to the conversion.

Effect on Voting Rights of Depositors. In Prosper Bank’s current mutual form, the right to elect the board of trustees and control of Prosper Bank are vested exclusively in its board of trustees. Currently, eligible depositors of Prosper Bank have the right to vote on any liquidation, reorganization or conversion transaction undertaken by Prosper Bank. Upon completion of the conversion, eligible depositors will no longer have any voting rights in Prosper Bank. Following the conversion, all voting rights in Prosper Bank will be vested in PB Bankshares as the sole stockholder of Prosper Bank. The stockholders of PB Bankshares will possess exclusive voting rights with respect to PB Bankshares common stock.

Tax Effects. We have received opinions of counsel and our tax advisors with regard to the federal and state income tax consequences of the conversion to the effect that the conversion will not be taxable for federal or state income tax purposes to Prosper Bank or its depositors. See “—Material Income Tax Consequences.”

Effect on Liquidation Rights. Each depositor of Prosper Bank has both a deposit account in Prosper Bank and a pro rata ownership interest in the net worth of Prosper Bank based upon the deposit balance in his or her account. This ownership interest is tied to the depositor’s account and has no tangible market value separate from the deposit account. This interest may only be realized in the event of a complete liquidation of Prosper Bank. Any depositor who opens a deposit account obtains a pro rata ownership interest in Prosper Bank without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all, respectively, of the balance in the deposit account but nothing for his or her ownership interest in the net worth of Prosper Bank, which is lost to the extent that the balance in the account is reduced or closed.

Consequently, depositors in a mutual savings bank normally have no way of realizing the value of their ownership interest, which has realizable value only in the unlikely event that the savings bank is completely liquidated. If this occurs, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Prosper Bank after other claims, including claims of depositors to the amounts of their deposits, are paid.

In the unlikely event that Prosper Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, also would be paid first, followed by distribution of a “liquidation account” to depositors as of December 31, 2019 and March 31, 2021 who continue to maintain their deposit accounts as of the date of liquidation, with any assets remaining thereafter distributed to PB Bankshares as the holder of Prosper Bank’s capital stock. Pursuant to federal rules and regulations, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured banking institution would not be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution. See “—Liquidation Rights.”

Determination of Share Price and Number of Shares to be Issued

The plan of conversion and federal regulations require that the aggregate purchase price of the common stock sold in the offering be based on the appraised pro forma market value of the common stock, as determined by an independent valuation. We have retained RP Financial, LC. to prepare an independent valuation appraisal. For its services in preparing the initial valuation and one update, RP Financial, LC. will receive a fee of $40,000, and will be reimbursed for its expenses up to $5,000. In the event that RP Financial, LC. is required to update the appraisal more than one time, it will receive an additional fee of $7,500 for each such update to the valuation appraisal.

We are not affiliated with RP Financial, LC., and neither we nor RP Financial, LC. has an economic interest in, or is held in common with, the other. RP Financial, LC. represents and warrants that it is not aware of any fact or circumstance that would cause it not to be “independent” within the meaning of the conversion regulations or the applicable regulatory valuation guidelines or otherwise prohibit or restrict in anyway RP Financial, LC. from serving in the role of our independent appraiser.

We have agreed to indemnify RP Financial, LC. and its employees and affiliates against specified losses, including any losses in connection with claims under the federal securities laws, arising out of its services as independent appraiser, except where such liability results from its negligence or bad faith.

The independent valuation appraisal considered the pro forma impact of the offering. Consistent with applicable federal appraisal guidelines, the appraisal applied three primary methodologies: (i) the pro forma price-to-book value approach applied to both reported book value and tangible book value; (ii) the pro forma price-to-earnings approach applied to reported and core earnings; and (iii) the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of the peer group companies identified by RP Financial, LC., subject to valuation adjustments applied by RP Financial, LC. to account for differences between us and our peer group. Because RP Financial, LC. concluded that asset size is not a strong determinant of market value, RP Financial, LC. did not place significant weight on the pro forma price-to-assets approach in reaching its conclusions. RP Financial, LC. placed the greatest emphasis on the price-to-book value and price-to-earnings approaches in estimating pro forma market value.

The independent valuation states that as of February 5, 2021, the estimated pro forma market value of PB Bankshares ranged from $17.9 million to $24.2 million, with a midpoint of $21.0 million. Our board of directors decided to offer the shares of common stock for a price of $10.00 per share primarily because it is the price most commonly used in mutual-to-stock conversions of financial institutions. The number of shares offered will be equal to the aggregate offering price of the shares divided by the price per share. Based on the valuation range and the $10.00 price per share, the minimum of the offering range will be 1,785,000 shares, the midpoint of the offering range will be 2,100,000 shares and the maximum of the offering range will be 2,415,000 shares, or 2,777,250 shares if the maximum amount is increased by 15% because of demand for shares or changes in market conditions.

The independent valuation was prepared by RP Financial, LC. in reliance upon the information contained in this prospectus, including our financial statements. RP Financial, LC. also considered the following factors, among others:

•	our present and projected operating results and financial condition;

•	the economic and demographic conditions in our existing market area;

•	certain historical, financial and other information relating to us;

•	a comparative evaluation of our operating and financial characteristics with those of other similarly situated publicly traded savings institutions;

•	the impact of the conversion and the offering on our equity and earnings potential;

•	our potential to pay cash dividends; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

Included in the independent valuation were certain assumptions as to our pro forma earnings after the conversion that were utilized in determining the appraised value. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds and purchases in the open market of 4% of the common stock sold in the offering for the stock-based benefit plan at the $10.00 purchase price. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

The independent valuation is also based on an analysis of a peer group of publicly traded bank holding companies, savings and loan holding companies and savings banks that RP Financial, LC. considered comparable to PB Bankshares under regulatory guidelines applicable to the independent valuation. Under these guidelines, a minimum of ten peer group companies are selected from the universe of all publicly-traded financial institutions with relatively comparable resources, strategies and financial and other operating characteristics. Such companies must also be traded on an exchange (such as the Nasdaq Stock Market or the New York Stock Exchange). The peer group companies selected for PB Bankshares also consisted of fully-converted stock institutions that were not subject to an actual or rumored acquisition and that had been fully-converted for at least one year. RP Financial, LC. applied the following screen to the universe of all public companies that were eligible for consideration: an institution must have assets of less than $1.0 billion, a reported return on equity of less than 12% and positive reported earnings. In addition, RP Financial, LC. limited the peer group companies to the smallest (in terms of asset size) of 10 publicly-traded comparable stock institutions. The appraisal peer group consists of the following companies:

Company Name	Ticker Symbol	Exchange	Headquarters	Total Assets at December 31, 2020
				(in millions)
CBM Bancorp, Inc.	CBMB	Nasdaq	Baltimore, MD	$232	(1)
Cincinnati Bancorp, Inc.	CNNB	Nasdaq	Cincinnati, OH	232	(1)
Elmira Savings Bank	ESBK	Nasdaq	Elmira, NY	645
FFBW, Inc.	FFBW	Nasdaq	Brookfield, WI	286	(1)
HMN Financial, Inc.	HMNF	Nasdaq	Rochester, MN	910
Home Federal Bancorp, Inc. of Louisiana	HFBL	Nasdaq	Shreveport, LA	535
HV Bancorp, Inc.	HVBC	Nasdaq	Doylestown, PA	508	(1)
IF Bancorp, Inc.	IROQ	Nasdaq	Watseka, IL	713
Mid-Southern Bancorp, Inc.	MSVB	Nasdaq	Salem, IN	218	(1)
WVS Financial Corp.	WVFC	Nasdaq	Pittsburgh, PA	317

(1)	Assets as of September 30, 2020.

In applying each of the valuation methods, RP Financial, LC. considered adjustments to the pro forma market value based on a comparison of PB Bankshares with the peer group. RP Financial, LC. made downward adjustments for financial condition, profitability, growth and viability of earnings, and liquidity of the shares. RP Financial, LC. made a slight upward adjustment for market area and made no adjustments for asset growth, dividends, marketing of the issue, management, and effect of government regulations and regulatory reform. The downward adjustment applied for financial condition took into consideration PB Bankshares’s less favorable credit quality measures in comparison to the peer group, while the downward adjustment for profitability, growth and viability of earnings took into consideration PB Bankshares’s lower core earnings ratios than the peer group, and a less favorable efficiency ratio due to lower noninterest income. The downward adjustment applied for liquidity of the shares took into consideration PB Bankshares’s lower market capitalization and lower shares outstanding relative to the comparable peer group averages and medians. The upward adjustment applied for primary market area took into consideration Chester County’s larger population, a higher growth rate of the population base and higher income levels compared to the peer group averages.

The following table presents a summary of selected pricing ratios for the peer group companies and for PB Bankshares (on a pro forma basis) utilized by RP Financial, LC. in its appraisal. These ratios are based on PB Bankshares’s book value, tangible book value and net income as of and for the twelve months ended December 31, 2020. The peer group ratios are based on the latest date for which complete financial data are publicly available and stock prices as of February 5, 2021. Compared to the average pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 39.1% on a price-to-book value basis, a discount of 40.4% on a price-to-tangible book value basis and a premium of 581.60% on a price-to-earnings basis. Compared to the median pricing ratios of the peer group, our pro forma pricing ratios at the midpoint of the offering range indicated a discount of 39.5% on a price-to-book value basis, a discount of 40.1% on a price-to-tangible book value basis and a premium of 626.14% on a price-to-earnings basis.

	Price-to-core earnings multiple(1)		Price-to-book value ratio	Price-to-tangible book value ratio
PB Bankshares (on a pro forma basis, assuming completion of the conversion):
Adjusted Maximum	199.04	x	61.65%	61.65%
Maximum	129.35	x	57.64	57.64
Midpoint	92.22	x	53.60	53.60
Minimum	66.43	x	49.00	49.00
Valuation of peer group companies, all of which are fully converted (on an historical basis):
Averages	13.53	x	87.98%	89.91%
Medians	12.70	x	88.66	89.54

(1)	Price-to-earnings multiples calculated by RP Financial, LC. in the independent appraisal are based on an estimate of “core” or recurring earnings on a trailing twelve-month basis for the twelve months ended December 31, 2020 for PB Bankshares and for the peer group companies.

Our board of trustees reviewed the independent valuation and, in particular, considered the following:

•	our financial condition and results of operations;

•	comparison of our financial performance ratios to those of other financial institutions of similar size; and

•	market conditions generally and, in particular, for financial institutions.

All of these factors are set forth in the independent valuation. Our board of trustees also reviewed the methodology and the assumptions used by RP Financial, LC. in preparing the independent valuation and believes that such assumptions were reasonable. The offering range may be amended with the approval of the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, if required, as a result of subsequent developments in our financial condition or market conditions generally. In the event the independent valuation is updated to amend our pro forma market value to less than $17.9 million or more than $27.8 million, the appraisal will be filed with the Securities and Exchange Commission by a post-effective amendment to our registration statement.

The independent valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of our common stock. RP Financial, LC. did not independently verify our financial statements and other information that we provided to them, nor did RP Financial, LC. independently value our assets or liabilities. The independent valuation considers Prosper Bank as a going concern and should not be considered as an indication of the liquidation value of Prosper Bank. Moreover, because the valuation is necessarily based upon estimates and projections of a number of matters, all of which may change from time to time, no assurance can be given that persons purchasing our common stock in the offering will thereafter be able to sell their shares at prices at or above the $10.00 offering price per share.

Following commencement of the subscription offering, the maximum of the valuation range may be increased by up to 15%, or up to $27.8 million, which would result in a corresponding increase of up to 15% in the maximum of the offering range to up to 2,777,250 shares, to reflect changes in the market and financial conditions or demand for the shares. We will not increase the offering range above this level or decrease the minimum of the offering range without a resolicitation of subscribers. The subscription price of $10.00 per share will remain fixed. See “—Limitations on Common Stock Purchases” as to the method of distribution and allocation of additional shares that may be issued in the event of an increase in the offering range to fill unfilled orders in the offering.

If the update to the independent valuation at the conclusion of the offering results in an increase in the maximum of the valuation range to more than $27.8 million, and a corresponding increase in the offering range to more than 2,777,250 shares, or a decrease in the minimum of the valuation range to less than $17.9 million and a corresponding decrease in the offering range to fewer than 1,785,000 shares, then we will promptly return, with interest at a rate of 0.05% per annum, all funds received in the offering and cancel deposit account withdrawal authorizations. After consulting with the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, we may terminate the plan of conversion. Alternatively, we may establish a new offering range and commence a resolicitation of subscribers or take other actions as permitted by the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board in order to complete the offering. In the event that we conduct a resolicitation, we will notify subscribers by mail sent to the address the subscriber provides on the stock order form they have submitted of their rights to place a new stock order for a specified period of time. Any resolicitation following the conclusion of the subscription and community offerings would not exceed 45 days unless further extended with the approval of the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, if required, for periods of up to 90 days.

An increase in the number of shares to be issued in the offering would decrease a subscriber’s ownership interest, our pro forma loss and stockholders’ equity on a per share basis while increasing stockholders’ equity and our pro forma loss on an aggregate basis. A decrease in the number of shares to be issued in the offering would increase a subscriber’s ownership interest, our pro forma loss and stockholders’ equity on a per share basis, while decreasing stockholders’ equity and pro forma loss on an aggregate basis. For a presentation of the effects of these changes, see “Pro Forma Data.”

Copies of the independent valuation appraisal report of RP Financial, LC. and the detailed memorandum setting forth the method and assumptions used in the appraisal report are available for inspection at our office and as specified under “Where You Can Find Additional Information.”

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for shares of common stock in the subscription offering have been granted in the following descending order of priority. The filling of all subscriptions that we receive will depend on the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the minimum, maximum and overall purchase limitations set forth in the plan of conversion and as described below under “—Limitations on Common Stock Purchases.”

Priority 1: Eligible Account Holders. Each depositor with aggregate deposit account balances of $50.00 or more (a “Qualifying Deposit”) on December 31, 2019 (an “Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase, subject to the overall purchase limitations, up to the greater of 10,000 shares ($100,000) of our common stock, 0.10% of the total number of shares of common stock issued in the offering, or 15 times the number of shares offered multiplied by a fraction of which the numerator is the Qualifying Deposit of the Eligible Account Holder and the denominator is the aggregate Qualifying Deposits of all Eligible Account Holders, subject to the overall purchase limitations. The balance of Qualifying Deposits of all Eligible Account Holders was approximately $167.4 million. See “—Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will first be allocated so as to permit each Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all subscribing Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Eligible Account Holders, the excess shall be reallocated (one or more times as necessary) among those Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of shares of our common stock, each Eligible Account Holder must list on his or her stock order form all deposit accounts in which he or she had an ownership interest on December 31, 2019. In the event of oversubscription, failure to list an account, or including incomplete or incorrect information, could result in fewer shares being allocated than if all information had been disclosed. In the event of an oversubscription, the subscription rights of Eligible Account Holders who are also our trustees or executive officers of Prosper Bank or their associates will be subordinated to the subscription rights of other Eligible Account Holders to the extent attributable to their increased deposits in the 12 months preceding December 31, 2019.

Priority 2: Tax-Qualified Plans. Our tax-qualified employee benefit plans, specifically our employee stock ownership plan, will receive, without payment therefor, nontransferable subscription rights to purchase in the aggregate up to 10% of the shares of common stock in the offering. Our employee stock ownership plan intends to purchase up to 8% of the total number of shares of common stock sold in the stock offering. If Eligible Account Holders subscribe for all of our common stock being sold in the offering, no shares will be available for our tax-qualified employee benefit plans and if market conditions warrant, in the judgment of the plan’s trustee, our employee stock ownership plan may instead elect to purchase shares in the open market following the completion of the conversion.

Priority 3: Supplemental Eligible Account Holders. To the extent that there are sufficient shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders and our tax-qualified employee benefit plans, each depositor with a Qualifying Deposit on March 31, 2021 who is not an Eligible Account Holder (“Supplemental Eligible Account Holder”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of 10,000 shares ($100,000) of common stock, 0.10% of the total number of shares of common stock issued in the offering, or 15 times the number of shares offered multiplied by a fraction of which the numerator is the Qualifying Deposit of the Supplemental Eligible Account Holder and the denominator is the aggregate Qualifying Deposits of all Supplemental Eligible Account Holders, subject to the overall purchase limitations. The balance of Qualifying Deposits of all Supplemental Eligible Account Holders was approximately $240.2 million. See “—Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, shares will be allocated so as to permit each Supplemental Eligible Account Holder to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Supplemental Eligible Account Holder whose subscription remains unfilled in the proportion that the amount of his or her Qualifying Deposit bears to the total amount of Qualifying Deposits of all Supplemental Eligible Account Holders whose subscriptions remain unfilled. If an amount so allocated exceeds the amount subscribed for by any one or more Supplemental Eligible Account Holders, the excess shall be reallocated (one or more times as necessary) among those Supplemental Eligible Account Holders whose subscriptions are not fully satisfied until all available shares have been allocated.

To ensure proper allocation of common stock, each Supplemental Eligible Account Holder must list on the stock order form all deposit accounts in which he or she had an ownership interest at March 31, 2021. In the event of oversubscription, failure to list an account, or including incomplete or incorrect information, could result in fewer shares being allocated than if all information had been disclosed.

Priority 4: Other Depositors. To the extent that there are shares of common stock remaining after satisfaction of subscriptions by Eligible Account Holders, our tax-qualified employee benefit plans, and

Supplemental Eligible Account Holders, each depositor on the voting record date of April 30, 2021 (“Other Depositors”) will receive, without payment therefor, nontransferable subscription rights to purchase up to the greater of 10,000 shares ($100,000) of common stock or 0.10% of the total number of shares of common stock issued in the offering, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” If there are not sufficient shares available to satisfy all subscriptions, available shares will be allocated so as to permit each Other Depositor to purchase a number of shares sufficient to make his or her total allocation equal to the lesser of 100 shares of common stock or the number of shares for which he or she subscribed. Thereafter, unallocated shares will be allocated to each Other Depositor whose subscription remains unfilled in the proportion that the amount of his or her subscription bears to the total amount of subscriptions of all Other Depositors whose subscriptions remain unfilled.

To ensure proper allocation of common stock, each Other Depositor must list on the stock order form all deposit accounts in which he or she had an ownership interest at April 30, 2021. In the event of oversubscription, failure to list an account, or including incomplete or incorrect information, could result in fewer shares being allocated than if all accounts had been disclosed.

Expiration Date. The subscription offering will expire at 4:00 p.m., Eastern Time, on June 15, 2021, unless extended by us for up to 45 days or such additional periods of up to 90 days with the approval of the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, if necessary. Subscription rights will expire whether or not each person eligible to subscribe in the subscription offering can be located. We may decide to extend the expiration date of the subscription offering for any reason, whether or not subscriptions have been received for shares at the minimum, midpoint or maximum of the offering range. Subscription rights that have not been exercised prior to the expiration date will become void.

We will not execute orders in the stock offering until we have received orders to purchase at least the minimum number of shares of common stock. If we have not received orders to purchase at least 1,785,000 shares within 45 days after the June 15, 2021 expiration date, and the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board have not consented to an extension, the stock offering will be terminated and all funds delivered to purchase shares of common stock in the offering will be returned promptly to the subscribers with interest at a rate of 0.05% per annum, and all deposit account withdrawal authorizations will be cancelled. If an extension beyond July 30, 2021 is granted by the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, we will resolicit subscribers as described under “—Procedure for Purchasing Shares—Expiration Date.”

Community Offering

To the extent that shares of common stock remain available for purchase after satisfaction of all subscriptions of the Eligible Account Holders, our tax-qualified employee benefit plans, Supplemental Eligible Account Holders and Other Depositors, we may offer shares pursuant to the plan of conversion to the public in a community offering, with a preference given to natural persons and trusts of natural persons residing in Chester, Cumberland, Dauphin, Lancaster and Lebanon Counties in Pennsylvania (collectively, the “Community”).

Subscribers in the community offering may purchase up to 10,000 shares ($100,000) of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” The opportunity to purchase shares of common stock in the community offering category is subject to our right, in our sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the expiration date of the offering.

If we do not have sufficient shares of common stock available to fill the orders of natural persons and trusts of natural persons residing in the Community, we will allocate the available shares among those persons in a manner that permits each of them, to the extent possible, to purchase the lesser of 100 shares, or the number of shares subscribed for by such person. Thereafter, unallocated shares will be allocated among such persons whose orders remain unsatisfied on an equal number of shares basis per order. If we do not have sufficient shares of common stock available to fill the orders of other members of the public, we will allocate the available shares among those persons in the manner described above for persons residing in the Community. In connection with the allocation process, orders received for shares of common stock in the community offering will first be filled up to a maximum of 2% of the shares sold in the offering, and thereafter any remaining shares will be allocated on an equal number of shares basis per order until all shares have been allocated.

The term “residing” or “resident” as used in this prospectus means any person who occupies a dwelling within the Community, has a present intent to remain within the Community for a period of time and manifests the genuineness of that intent by establishing an ongoing physical presence within the Community, together with an indication that this presence within the Community is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to decide whether a person is a resident. In all cases, however, the determination shall be in our sole discretion.

Expiration Date. The community offering may begin at the same time as, during or after the subscription offering. We will not execute orders in the stock offering until we have received orders to purchase at least the minimum number of shares of common stock. The community offering is expected to conclude at 4:00 p.m., Eastern Time on June 15, 2021, but must terminate no more than 45 days following the expiration of the subscription offering, unless extended with regulatory approval. We may decide to extend the community offering for any reason and are not required to give purchasers notice of any such extension unless such period extends beyond July 30, 2021. If an extension beyond July 30, 2021 is granted by the required regulatory agencies, we will resolicit persons whose orders we accept in the community offering, giving them an opportunity to change or cancel their orders. If a person does not respond, we will cancel his or her stock order and return purchase funds, with interest, and cancel any authorization to withdraw funds from deposit accounts for the purchase of shares of common stock. These extensions may not go beyond June 29, 2023, which is two years after the special meeting of depositors.

Syndicated Offering

Our board of directors may decide to offer for sale shares of common stock not subscribed for in the subscription and community offerings in a syndicated offering in a manner that will achieve a widespread distribution of our shares of common stock to the general public. If a syndicated offering is held, Piper Sandler & Co. will serve as sole book running manager and will assist us in selling our common stock on a best efforts basis. In such capacity, Piper Sandler & Co. may form a syndicate of other broker-dealers who are Financial Industry Regulatory Authority member firms. Neither Piper Sandler & Co. nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated offering.

In the syndicated offering, any person may purchase up to 10,000 shares ($100,000) of common stock, subject to the overall purchase limitations. See “—Limitations on Common Stock Purchases.” We retain the right to accept or reject in whole or in part any orders in the syndicated offering. Unless otherwise permitted, accepted orders for our common stock in the syndicated offering will first be filled up to a maximum of 2% of the shares sold in the offering. Thereafter any remaining shares will be allocated on an equal number of shares per order basis until all shares have been allocated. Unless the syndicated offering begins during the subscription offering or the community offering, the syndicated offering will begin as soon as possible after the expiration of the subscription and community offerings. The syndicated offering must terminate no more than 45 days following the expiration of the subscription offering.

The syndicated offering will be conducted in accordance with certain Securities and Exchange Commission rules applicable to best efforts “min/max” offerings. Orders in the syndicated offering will be submitted in substantially the same manner as utilized in the subscription and community offerings. Payments in the syndicated offering, however, must be made in immediately available funds (bank checks, money orders, Prosper Bank deposit account withdrawal authorizations or wire transfers). Personal checks will not be accepted. If the closing of the stock offering does not occur, either as a result of not confirming receipt of at least $17.9 million in gross proceeds (the minimum of the offering range) or the inability to satisfy other closing conditions to the offering, the funds will be promptly returned with interest at a rate of 0.05% per annum.

The closing of the syndicated offering, which will be simultaneous with the closing of the subscription and community offerings, is subject to conditions set forth in an agency agreement among Prosper Bank and PB Bankshares on one hand, and Piper Sandler & Co. on the other hand.

Expiration Date. The syndicated offering may begin concurrently with, during or after the subscription offering, and may terminate at the same time as the subscription offering, but must terminate no more than 45 days following the expiration of the subscription offering, unless extended with regulatory approval.

If for any reason we cannot conduct a syndicated offering of shares of common stock, or in the event that we are unable to find purchasers from the general public to reach the minimum of the offering range, we will try to make other arrangements for the sale of unsubscribed shares, including an underwritten public offering, if possible. The FDIC, the Pennsylvania Department of Banking, the Federal Reserve Board and the Financial Industry Regulatory Authority must approve any such arrangements.

Limitations on Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the offering:

•	no person or entity, together with any associate or group of persons acting in concert, may purchase more than 20,000 shares ($200,000) of common stock in all categories of the offering combined, except that our tax-qualified employee benefit plans may purchase in the aggregate up to 10% of the shares of common stock sold in the offering (including shares issued in the event of an increase in the offering range of up to 15%);

•	the maximum number of shares of common stock that may be purchased in all categories of the offering by our senior officers and trustees/directors and their associates, in the aggregate, may not exceed 30% of the shares sold in the offering; and

•	the minimum purchase by each person purchasing shares in the offering is 25 shares, to the extent those shares are available.

Depending upon market or financial conditions, with the receipt of any required approvals of the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, we may increase the individual or aggregate purchase limitations to an amount not to exceed 5.0% of the common stock sold in the offering. If a purchase limitation is increased, subscribers in the subscription offering who ordered the maximum amount of common stock will be, and, in our sole discretion some other large subscribers may be, given the opportunity to increase their subscriptions up to the then-applicable limit. The effect of this type of resolicitation will be to increase the number of shares of common stock owned by subscribers who choose to increase their subscriptions. In the event that a purchase limitation is increased to 5.0% of the stock sold in the offering, such limitation may be further increased to 9.99%, provided that orders for shares of common stock exceeding 5.0% of the shares of common stock sold in the offering do not exceed in the aggregate 10.0% of the total shares of the common stock sold in the offering. Any such requests to purchase additional shares of common stock in the event that a purchase limitation is so increased will be determined by our board of directors in its sole discretion.

In the event of an increase in the offering range of up to 15% of the total number of shares of common stock offered in the offering, shares will be allocated in the following order of priority in accordance with the plan of conversion:

•	in the event that there is an oversubscription at the Eligible Account Holder, tax-qualified employee benefit plans, Supplemental Eligible Account Holder or Other Depositor levels, to fill unfulfilled subscriptions of these subscribers according to their respective priorities; and

•	to fill unfulfilled subscriptions in the community offering, with preference given to natural persons and trusts of natural persons residing in Chester, Cumberland, Dauphin, Lancaster and Lebanon Counties in Pennsylvania.

The term “associate” of a person means:

(1)	any corporation or organization, other than Prosper Bank, PB Bankshares or a majority-owned subsidiary of these entities, of which the person is a senior officer, partner or 10% or greater beneficial stockholder;

(2)	any trust or other estate in which the person has a substantial beneficial interest or serves as a trustee or in a fiduciary capacity, excluding any employee stock benefit plan in which the person has a substantial beneficial interest or serves as trustee or in a fiduciary capacity; and

(3)	any blood or marriage relative of the person, who either resides with the person or who is a trustee/director or officer of Prosper Bank or PB Bankshares.

The term “acting in concert” means:

(1)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement; or

(2)	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise.

In general, a person or company that acts in concert with another person or company (“other party”) shall also be deemed to be acting in concert with any person or company who is also acting in concert with that other party, except that any tax-qualified employee stock benefit plan will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether common stock held by the trustee and common stock held by the employee stock benefit plan will be aggregated. Persons having the same address or exercising subscription rights through qualifying accounts registered to the same address generally will be assumed to be associates of, and acting in concert with, each other. We have the right to determine, in our sole discretion, whether purchasers are associates or acting in concert.

Our directors are not treated as associates of each other solely because of their membership on the board of directors. Shares of common stock purchased in the offering will be freely transferable except for shares purchased by our senior officers and directors and except as described below. Any purchases made by any associate of Prosper Bank or PB Bankshares for the explicit purpose of meeting the minimum number of shares of common stock required to be sold in order to complete the offering shall be made for investment purposes only and not with a view toward redistribution. In addition, under the guidelines of the Financial Industry Regulatory Authority, members of the Financial Industry Regulatory Authority and their associates are subject to certain restrictions on transfer of securities purchased in accordance with subscription rights and to certain reporting requirements upon purchase of these securities. For a further discussion of limitations on purchases of shares of our common stock at the time of conversion and thereafter, see “—Restrictions on Transfer of Subscription Rights and Shares,” “—Other Restrictions” and “Restrictions on Acquisition of PB Bankshares, Inc.”

Marketing and Distribution; Compensation

Subscription and Community Offerings. To assist in the marketing of our shares of common stock, we have retained Piper Sandler & Co., which is a broker-dealer registered with the Financial Industry Regulatory Authority. In its role as financial advisor, Piper Sandler & Co. will:

(i)	consult as to the financial and marketing implications of the plan of conversion;

(ii)	review with our board of trustees the financial effect of the offering on us, based on the independent appraiser’s appraisal of the shares of common stock;

(iii)	review all offering documents, including this prospectus, stock order forms and related offering materials;

(iv)	assist in the design and implementation of a marketing strategy for the offering;

(v)	assist management in scheduling and preparing for meetings with potential investors and other broker-dealers in connection with the offering; and

(vi)	provide such other general advice and assistance as may be reasonably necessary to promote the successful completion of the offering.

Piper Sandler & Co. will receive a fee of 1.4% of the aggregate purchase price of all shares of common sold in the subscription offering and all shares sold in the Commonwealth of Pennsylvania in a community offering, subject to a minimum fee of $225,000. Piper Sandler & Co. will receive a fee of 3.0% of the aggregate purchase price of all shares of common sold in a community offering outside of the Commonwealth of Pennsylvania. No fee will be payable to Piper Sandler & Co. with respect to shares purchased by officers, directors, trustees, employees or their immediate families and shares purchased by our tax-qualified and non-qualified employee benefit plans.

Syndicated Offering. In the event that Piper Sandler & Co. sells shares of common stock through a group of broker-dealers in a syndicated offering, they and any other broker-dealer will be paid a fee equal to 6.0% of the aggregate purchase price of total shares sold in the syndicated offering. Piper Sandler & Co. will serve as sole book-running manager in such an offering. All fees payable with respect to a syndicated offering will be in addition to fees payable with respect to the subscription and community offerings.

Expenses. Piper Sandler & Co. also will be reimbursed for reasonable expenses, including attorney’s fees, in an amount not to exceed $100,000.

We will indemnify Piper Sandler & Co. against liabilities and expenses (including legal fees) related to or arising out of Piper Sandler & Co.’s engagement as our financial advisor and performance of services as our financial advisor.

Records Management. We have also engaged Piper Sandler & Co. to act as our records agent in connection with the stock offering. In its role as records agent, Piper Sandler & Co. will, among other things:

•	consolidate deposit accounts and vote calculations;

•	design and prepare proxy and stock order forms;

•	organize and supervise the Stock Information Center;

•	coordinate proxy solicitation and other services for our special meeting of depositors; and

•	prepare and process other documents related to the stock offering.

For these services, Piper Sandler & Co. will receive a fee of $30,000, of which $10,000 has already been paid. We will also reimburse Piper Sandler & Co. for its reasonable out-of-pocket expenses in connection with these services not to exceed $30,000 and additional expenses related to COVID-19 will not exceed $10,000.

Prospectus Delivery

To ensure that each purchaser in the subscription and community offerings receives a prospectus at least 48 hours before the expiration of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver a prospectus any later than two days prior to that date. We are not obligated to deliver a prospectus or order form by means other than U.S. Mail. Execution of an order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus.

In the syndicated offering, a prospectus and order form in electronic format may be made available on Internet sites or through other online services maintained by Piper Sandler & Co. or one or more other members of the syndicate, or by their respective affiliates. In those cases, prospective investors may view offering terms online and, depending upon the syndicate member, prospective investors may be allowed to place orders online. The members of the syndicate may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the Internet sites referenced in the preceding paragraph and any information contained in any other Internet site maintained by any member of the syndicate is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or by Piper Sandler & Co. or any other member of the syndicate in its capacity as selling agent or syndicate member and should not be relied upon by investors.

Solicitation of Offers by Officers and Directors

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Prosper Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. No offers or sales may be made by tellers or at the teller counters. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Piper Sandler & Co. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

Procedure for Purchasing Shares

Expiration Date. The offering will expire at 4:00 p.m., Eastern Time, on June 15, 2021, unless we extend it for up to 45 days. This extension may be approved by us, in our sole discretion, without further approval or additional notice to subscribers in the offering. Any extension of the subscription and/or community offering beyond July 30, 2021 may require the approval of the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board. If the offering is extended past July 30, 2021, we will resolicit subscribers. You will have the opportunity to confirm, change or cancel your order within a specified period of time. All subscribers will be notified by mail sent to the address the subscriber provides on the stock order form they have submitted. If you do not respond during that period, your stock order will be cancelled and your deposit account withdrawal authorizations will be cancelled or your funds submitted will be returned promptly with interest at 0.05% per annum from the date your stock order was processed. No single extension will exceed 90 days. Aggregate extensions may not go beyond June 29, 2023, which is two years after the special meeting of depositors. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest at 0.05% per annum from the date of processing as described above.

We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion.

Use of Order Forms. In order to purchase shares of common stock, you must complete and sign an original stock order form and remit full payment. We will not be required to accept incomplete order forms, unsigned order forms, or orders submitted on photocopied or facsimiled order forms. All order forms must be received, not postmarked, prior to 4:00, Eastern Time, June 15, 2021. We are not required to accept order forms that are not received by that time, are executed defectively or are received without full payment or without appropriate deposit account withdrawal instructions. We are not required to notify subscribers of incomplete or improperly executed order forms. We have the right to permit the correction of incomplete or improperly executed order forms or waive immaterial irregularities. We do not represent, however, that we will do so. You may submit your order form and payment by mail using the stock order reply envelope provided, by overnight delivery to our Stock Information Center at the indicated address on the order form or by hand-delivery to the drop box at Prosper Bank’s executive office, located at 185 E. Lincoln Highway, Coatesville, Pennsylvania. Please do not mail stock order forms to Prosper Bank’s offices. Once tendered, an order form cannot be modified or revoked without our consent or unless the offering is terminated or is extended beyond July 30, 2021, or the number of shares of common stock to be sold is increased to more than 2,777,250 shares or decreased to less than 1,785,000 shares. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.

If you are ordering shares in the subscription offering, you must represent that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final, subject to the authority of our regulators.

By signing the order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Prosper Bank or the federal government, and that you received a copy of this prospectus. However, signing the order form will not result in you waiving your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made by:

•	personal check, bank check or money order, payable to PB Bankshares, Inc.; or

•	authorization of withdrawal from the types of Prosper Bank deposit accounts identified on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Prosper Bank are provided in the order forms. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest will remain in the account. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be cancelled at the time of withdrawal without penalty, and the remaining balance will earn interest at the then current statement savings rate subsequent to the withdrawal.

In the case of payments made by personal check, these funds must be available in the account(s). Checks and money orders will be immediately cashed and placed in a segregated account at Prosper Bank and will earn interest at a rate of 0.05% per annum from the date payment is processed until the offering is completed, at which time, a subscriber will be issued a check for interest earned.

Regulations prohibit Prosper Bank from knowingly lending funds or extending credit to any person to purchase shares of common stock in the offering. You may not pay by wire transfer. You may not submit cash. We will not accept third-party checks (a check written by someone other than you) payable to you and endorsed over to PB Bankshares. You may not designate on your stock order form a direct withdrawal from a Prosper Bank retirement account. See “—Using Retirement Account Funds” for information on using such funds. Once we receive your executed order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by July 30, 2021, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

We have the right, in our sole discretion, to permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for the shares of common stock for which they subscribe at any time prior to 48 hours before the completion of the offering. This payment may be made by wire transfer.

Our employee stock ownership plan will not be required to pay for any shares purchased in the offering until completion of the stock offering, provided there is a loan commitment from either an unrelated financial institution or PB Bankshares to lend to the employee stock ownership plan the necessary amount to fund the purchase at the time of the expiration of the subscription offering.

Using Retirement Account Funds. If you are interested in using your individual retirement account funds to purchase shares of common stock, you must do so through a self-directed individual retirement account such as a brokerage firm individual retirement account. By regulation, Prosper Bank’s individual retirement accounts are not self-directed, so they cannot be invested in shares of our common stock. Therefore, if you wish to use your funds that are currently in a Prosper Bank individual retirement account, you may not designate on the order form that you wish funds to be withdrawn from the account for the purchase of common stock. The funds you wish to use for the purchase of common stock will have to be transferred to a brokerage account. It may take several weeks to transfer your Prosper Bank individual retirement account to an independent trustee, so please allow yourself sufficient time to take this action. There will be no early withdrawal or Internal Revenue Service interest penalties for these transfers. Depositors interested in using funds in an individual retirement account or any other retirement account to purchase shares of common stock should contact our Stock Information Center as soon as possible, preferably at least two weeks prior to the June 15, 2021 end of the offering period, because processing such transactions takes additional time, and whether such funds can be used may depend on limitations imposed by the institutions where such funds are currently held. We cannot guarantee that you will be able to use such funds.

Delivery of Shares of Common Stock

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin the day following the completion of the conversion and offering. The conversion and offering are expected to be completed as soon as practicable following satisfaction of the conditions described above in “—Approvals Required.” Until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers may not be able to sell the shares of common stock that they purchased in the offering, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Restrictions on Transfer of Subscription Rights and Shares

Federal and State regulations prohibit any person with subscription rights, specifically the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, from transferring or entering into any agreement or understanding to transfer the legal or beneficial ownership of the subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. These rights may be exercised only by the person to whom they are granted and only for his or her account. When registering your stock purchase on the order form, you cannot add the name(s) of others for joint stock registration unless they are also named on the qualifying deposit account. Doing so may jeopardize your subscription rights. Each person exercising subscription rights will be required to certify that he or she is purchasing shares solely for his or her own account and that he or she has no agreement or understanding regarding the sale or transfer of such shares. The regulations also prohibit any person from offering or making an announcement of an offer or intent to make an offer to purchase subscription rights or shares of common stock to be issued upon their exercise prior to completion of the offering.

We intend to pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Other Restrictions

Notwithstanding any other provision of the plan of conversion, no person is entitled to purchase any shares of common stock to the extent the purchase would be illegal under any federal or state law or regulation, including state “blue sky” regulations, or would violate regulations or policies of the Financial Industry Regulatory Authority, particularly those regarding free riding and withholding. We may ask for an acceptable legal opinion from any purchaser as to the legality of his or her purchase and we may refuse to honor any stock order if an opinion is not timely furnished. In addition, we are not required to offer shares of common stock to any person who resides in a foreign country or in a state of the United States with respect to which any of the following apply: (a) a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in the state; (b) the issuance of subscription rights or the offer or sale of shares of common stock to such persons would require us, under the securities laws of the state, to register as a broker, dealer, salesman or agent or to register or otherwise qualify our securities for sale in the state; or (c) registration or qualification would be impracticable for reasons of cost or otherwise.

How You Can Obtain Additional Information—Stock Information Center

Our banking personnel may not, by law, assist with investment-related questions about the offering. If you have questions regarding the conversion or offering, please call our Stock Information Center. The telephone number is (844) 302-2265. The Stock Information Center is open Monday through Friday, between 10:00 a.m. and 4:00 p.m., Eastern Time. The Stock Information Center will be closed on bank holidays.

Liquidation Rights

In the unlikely event of a complete liquidation of Prosper Bank prior to the conversion, all claims of creditors of Prosper Bank, including those of depositors of Prosper Bank (to the extent of their deposit balances), would be paid first. Then, if there were any assets of Prosper Bank remaining, depositors of Prosper Bank would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Prosper Bank immediately prior to liquidation. In the unlikely event that Prosper Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” to qualifying depositors, with any assets remaining thereafter distributed to PB Bankshares as the sole holder of Prosper Bank capital stock. Pursuant to federal rules and regulations, a post-conversion merger, consolidation, sale of bulk assets or similar combination or transaction with another insured banking institution would not be considered a liquidation and, in these types of transactions, the liquidation account would be assumed by the surviving institution.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a special “liquidation account” for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in an amount equal to the total equity of Prosper Bank as of the date of its latest balance sheet contained in this prospectus.

The purpose of the liquidation account is to provide Eligible Account Holders and Supplemental Eligible Account Holders who maintain their deposit accounts with Prosper Bank after the conversion with a liquidation interest in the unlikely event of the complete liquidation of Prosper Bank after the conversion. Each Eligible Account Holder and Supplemental Eligible Account Holder who continues to maintain his or her deposit account at Prosper Bank, would be entitled, on a complete liquidation of Prosper Bank after the conversion, to an interest in the liquidation account prior to any payment to the stockholders of PB Bankshares. Each Eligible Account Holder and Supplemental Eligible Account Holder would have an initial interest in the liquidation account based on their deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Prosper Bank on December 31, 2019 or March 31, 2021, respectively. The amount of such interest in the liquidation account would be calculated pursuant to the plan of conversion.

If, however, on any December 31 annual closing date commencing on or after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on December 31, 2019 or March 31, 2021, respectively, or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of Eligible Account Holders and Supplemental Eligible Account Holders are satisfied would be distributed to PB Bankshares, as the sole stockholder of Prosper Bank.

Material Income Tax Consequences

Consummation of the conversion is subject to the prior receipt of an opinion of counsel or tax advisor with respect to federal and state income taxation that the conversion will not be a taxable transaction to Prosper Bank, PB Bankshares, Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors. Unlike private letter rulings, opinions of counsel or tax advisors are not binding on the Internal Revenue Service or any state taxing authority, and such authorities may disagree with such opinions. In the event of such disagreement, there can be no assurance that Prosper Bank or PB Bankshares would prevail in a judicial proceeding.

Prosper Bank and PB Bankshares have received an opinion of counsel, Luse Gorman, PC, regarding all of the material federal income tax consequences of the conversion, which include the following:

1.	The conversion of Prosper Bank to a Pennsylvania chartered stock savings bank will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.

2.	Prosper Bank will not recognize any gain or loss upon the receipt of money from PB Bankshares in exchange for shares of common stock of Prosper Bank.

3.	The basis and holding period of the assets received by Prosper Bank, in stock form, from Prosper Bank, in mutual form, will be the same as the basis and holding period in such assets immediately before the conversion.

4.	No gain or loss will be recognized by account holders of Prosper Bank, including Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors, upon the issuance to them of withdrawable deposit accounts in Prosper Bank, in stock form, in the same dollar amount and under the same terms as held at Prosper Bank, in mutual form. In addition, Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain or loss upon receipt of an interest in a liquidation account in Prosper Bank in exchange for their ownership interests in Prosper Bank.

5.	The basis of the account holders deposit accounts in Prosper Bank, in stock form, will be the same as the basis of their deposit accounts in Prosper Bank, in mutual form. The basis of the Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors interests in the liquidation account will be zero, which is the cost of such interest to such persons.

6.	It is more likely than not that the nontransferable subscription rights have no value, based on the fact that these rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase the common stock at a price equal to its estimated fair market value, which will be the same price as the subscription price for the shares of common stock in the offering. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Depositors upon distribution to them of nontransferable subscription rights to purchase shares of PB Bankshares common stock, provided that the amount to be paid for PB Bankshares common stock is equal to the fair market value of PB Bankshares common stock.

7.	The basis of the shares of PB Bankshares common stock purchased in the offering will be the purchase price. The holding period of the PB Bankshares common stock purchased pursuant to the exercise of nontransferable subscription rights will commence on the date on which the right to acquire such stock was exercised.

8.	No gain or loss will be recognized by PB Bankshares on the receipt of money in exchange for shares of PB Bankshares common stock sold in the offering.

In the view of RP Financial, LC. (which is acting as independent appraiser of the value of the shares of PB Bankshares common stock in connection with the conversion), the subscription rights do not have any value for the reasons set forth above. RP Financial, LC.’s view is not binding on the Internal Revenue Service. If the subscription rights granted to Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are deemed to have an ascertainable value, receipt of these rights could result in taxable gain to those Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors who exercise the subscription rights in an amount equal to their value, and PB Bankshares could recognize gain on a distribution. Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors are encouraged to consult with their own tax advisors as to the tax consequences in the event that subscription rights are deemed to have an ascertainable value.

The opinion as to the basis in the liquidation account set forth in item 4 above is based on the position that: (i) no holder of an interest in a liquidation account has ever received any payment attributable to a liquidation of a solvent bank (other than as set forth below); (ii) the interests in the liquidation accounts are not transferable; (iii) the amounts due under the liquidation account with respect to each Eligible Account Holder and Supplemental Eligible Account Holder will be reduced as their deposits in Prosper Bank are reduced; and (iv) holders of an interest in a liquidation account have received payments of their interests in very few instances (out of hundreds of transactions involving mergers, acquisitions and the purchase of assets and assumption of liabilities of holding companies and subsidiary banks) and these instances involved the purchase and assumption of a bank’s assets and liabilities by a credit union. In addition, we have received a letter from RP Financial, LC. stating its belief that the benefit provided by the Prosper Bank liquidation account does not have any economic value at the time of the conversion. Based on the foregoing, Luse Gorman, PC believes it is more likely than not that such rights in the Prosper Bank liquidation account have no value. If such rights are subsequently found to have an economic value as of the effective time of the conversion, income may be recognized by each Eligible Account Holder or Supplemental Eligible Account Holder in the amount of such fair market value as of the date of the conversion.

The Internal Revenue Service will not issue private letter rulings with respect to the issue of whether nontransferable rights have value. Unlike private letter rulings, an opinion of counsel or the view of an independent appraiser is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached therein. Depending on the conclusion or conclusions with which the Internal Revenue Service disagrees, the Internal Revenue Service may take the position that the transaction is taxable to any one or more of Prosper Bank, the depositors of Prosper Bank, PB Bankshares, Eligible Account Holders, Supplemental Eligible Account Holders and Other Depositors who exercise their subscription rights. In the event of a disagreement, there can be no assurance that PB Bankshares or Prosper Bank would prevail in a judicial or administrative proceeding.

The federal tax opinion has been filed with the Securities and Exchange Commission as an exhibit to PB Bankshares’s registration statement. An opinion regarding the Pennsylvania state income tax consequences consistent with the federal tax opinion has been issued by S.R. Snodgrass, P.C., tax advisors to Prosper Bank and PB Bankshares.

Restrictions on Purchase or Transfer of Our Shares after Conversion

The shares being acquired by the directors, trustees, executive officers and their associates are being acquired for investment purposes, and not with a view towards resale. All shares of common stock purchased in the offering by a director, trustee or an executive officer of PB Bankshares or Prosper Bank generally may not be sold for a period of one year following the closing of the conversion, except in the event of the death of the director, trustee or executive officer. For restricted shares, our transfer agent will be given notice of restrictions on transfer, and instructions will be issued to the effect that any transfer within this time period of record ownership of the shares other than as provided above is a violation of the restriction. Any shares of common stock issued at a later date as a stock dividend, stock split or otherwise with respect to the restricted stock will be similarly restricted. The directors and executive officers of PB Bankshares also will be restricted by the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934, as amended.

Purchases of shares of our common stock by any of our directors, trustees, executive officers and their associates, during the three-year period following the closing of the conversion may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock, to purchases of our common stock to fund stock options by one or more stock-based benefit plans or to any of our tax-qualified employee stock benefit plans or nontax-qualified employee stock benefit plans, including any stock-based benefit plans.

Federal regulations prohibit PB Bankshares from repurchasing its shares of common stock during the first year following the conversion unless compelling business reasons exist for such repurchases, or to fund management recognition plans that have been ratified by stockholders or tax-qualified employee stock benefit plans.

RESTRICTIONS ON ACQUISITION OF PB BANKSHARES, INC.

Although the board of directors of PB Bankshares is unaware of any effort that might be made to obtain control of PB Bankshares after the conversion, the board of directors believes that it is appropriate to include certain provisions as part of PB Bankshares’s articles of incorporation and bylaws to protect the interests of PB Bankshares and its stockholders from takeovers which our board of directors might conclude are not in the best interests of Prosper Bank, PB Bankshares or PB Bankshares’s stockholders.

The following discussion is a general summary of the material provisions of Maryland law, PB Bankshares’s articles of incorporation and bylaws, Prosper Bank’s Pennsylvania stock articles of incorporation, Pennsylvania banking law and certain other regulatory provisions that may be deemed to have an “anti-takeover” effect. The following description of certain of these provisions is necessarily general and is not intended to be a complete description of the document or regulatory provision in question. PB Bankshares’s articles of incorporation and bylaws and Prosper Bank’s Pennsylvania stock articles of incorporation are included as part of Prosper Bank’s application for conversion filed with the FDIC and the Pennsylvania Department of Banking, and except for Prosper Bank’s stock articles of incorporation, PB Bankshares’s registration statement filed with the Securities and Exchange Commission. See “Where You Can Find Additional Information.”

Maryland Law and Articles of Incorporation and Bylaws of PB Bankshares

Maryland law, as well as PB Bankshares’s articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of stockholders that may discourage future takeover attempts. As a result, stockholders who might desire to participate in such transactions may not have an opportunity to do so. In addition, these provisions will also render the removal of the board of directors or management of PB Bankshares more difficult.

Directors. The board of directors will be divided into three classes. The members of each class will be elected for a term of three years and only one class of directors will be elected annually. Thus, it would take at least two annual elections to replace a majority of the board of directors. The bylaws establish qualifications for board members, including restrictions on affiliations with competitors of Prosper Bank, restrictions based upon prior legal or regulatory violations and a residency requirement. The bylaws also impose a restriction on eligibility for election, re-election, appointment or re-appointment to the board of directors (excluding the current directors) if, at the time of such election, re-election, appointment or re-appointment, such person has reached the age of 80; however, the board of directors may waive this director qualification if the board of directors determines, by a two-thirds vote, that such waiver is the best interest of PB Bankshares. Further, the bylaws impose notice and information requirements in connection with the nomination by stockholders of candidates for election to the board of directors or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders. Such notice and information requirements are applicable to all stockholder business proposals and nominations, and are in addition to any requirements under the federal securities laws.

Evaluation of Offers. The articles of incorporation of PB Bankshares provide that its board of directors, when evaluating a transaction that would or may involve a change in control of PB Bankshares (whether by purchases of its securities, merger, consolidation, share exchange, sale of all or substantially all of its assets or otherwise), may, in connection with the exercise of its business judgment in determining what is in the best interests of PB Bankshares and its stockholders and in making any recommendation to the stockholders, give due consideration to all relevant factors, including, but not limited to:

•	the economic effect, both immediate and long-term, upon PB Bankshares’s stockholders, including stockholders, if any, who do not participate in the transaction;

•	the social and economic effect on the present and future employees, creditors and customers of, and others dealing with, PB Bankshares and its subsidiaries and on the communities in which PB Bankshares and its subsidiaries operate or are located;

•	whether the proposal is acceptable based on the historical, current or projected future operating results or financial condition of PB Bankshares;

•	whether a more favorable price could be obtained for PB Bankshares’s stock or other securities in the future;

•	the reputation and business practices of the other entity to be involved in the transaction and its management and affiliates as they would affect the employees of PB Bankshares and its subsidiaries;

•	the future value of the stock or any other securities of PB Bankshares or the other entity to be involved in the proposed transaction;

•	any antitrust or other legal and regulatory issues that are raised by the proposal;

•	the business and historical, current or expected future financial condition or operating results of the other entity to be involved in the transaction, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the proposed transaction, and other likely financial obligations of the other entity to be involved in the proposed transaction; and

•	the ability of PB Bankshares to fulfill its objectives as a financial institution holding company and on the ability of its subsidiary financial institution to fulfill the objectives of a federally insured financial institution under applicable statutes and regulations.

Restrictions on Calling Special Meetings. The articles of incorporation and bylaws provide that special meetings of stockholders can be called by the president, the chief executive officer, the chairperson, by a majority of the whole board of directors, or upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Prohibition of Cumulative Voting. The articles of incorporation prohibit cumulative voting for the election of directors.

Limitation of Voting Rights. The articles of incorporation provide that no record owner of any of PB Bankshares’s outstanding common stock that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the outstanding shares of common stock will be permitted to vote any shares in excess of such 10% limit. This provision has been included in the articles of incorporation in reliance on Section 2-507(a) of the Maryland General Corporation Law, which entitles stockholders to one vote for each share of stock unless the articles of incorporation provide for a greater or lesser number of votes per share or limit or deny voting rights.

Restrictions on Removing Directors from Office. The articles of incorporation provide that directors may be removed only for cause, and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of PB Bankshares’s then-outstanding common stock entitled to vote (after giving effect to the limitation on voting rights discussed above in “—Limitation of Voting Rights”).

Authorized but Unissued Shares. After the conversion, PB Bankshares will have authorized but unissued shares of common and preferred stock. See “Description of Capital Stock of PB Bankshares, Inc.” The articles of incorporation authorize 40,000,000 shares of common stock and 10,000,000 shares of serial preferred stock. PB Bankshares is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the board of directors is authorized to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of each such shares. In the event of a proposed merger, tender offer or other attempt to gain control of PB Bankshares that the board of directors does not approve, it may be possible for the board of directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of the transaction. An effect of the possible issuance of preferred stock therefore may be to deter a future attempt to gain control of PB Bankshares. The board of directors has no present plan or understanding to issue any preferred stock.

Amendments to Articles of Incorporation and Bylaws. Amendments to the articles of incorporation must be approved by the board of directors and also by of the affirmative vote of at least two-thirds of the outstanding shares of common stock, or by the affirmative vote of the majority of the outstanding shares of our common stock if at least two-thirds of the members of the whole board of directors approves such amendment; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions:

(i)	the limitation on voting rights of persons who directly or indirectly beneficially own more than 10% of the outstanding shares of common stock;

(ii)	the division of the board of directors into three staggered classes;

(iii)	the ability of the board of directors to fill vacancies on the board;

(iv)	the requirement that directors may only be removed for cause and by the affirmative vote of at least two-thirds of the votes eligible to be cast by stockholders;

(v)	the ability of the board of directors to amend and repeal the bylaws;

(vi)	the ability of the board of directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire PB Bankshares;

(vii)	the authority of the board of directors to provide for the issuance of preferred stock;

(viii)	the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

(ix)	the number of stockholders constituting a quorum or required for stockholder consent;

(x)	the indemnification of current and former directors and officers, as well as employees and other agents, by PB Bankshares;

(xi)	the limitation of liability of officers and directors to PB Bankshares for money damages;

(xii)	the inability of stockholders to cumulate their votes in the election of directors;

(xiii)	the advance notice requirements for stockholder proposals and nominations;

(xiv)	the requirement that the forum for certain actions or disputes will be a state or federal court located within the State of Maryland; and

(xv)	the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend the provisions of the articles of incorporation provided in (i) through (xiv) of this list.

The articles of incorporation also provide that the bylaws may be amended by the affirmative vote of a majority of PB Bankshares’s directors or by the stockholders by the affirmative vote of at least 80% of the votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this super-majority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

The provisions requiring the affirmative vote of 80% of the total votes eligible to be cast for certain stockholder actions have been included in the articles of incorporation of PB Bankshares in reliance on Section 2-104(b)(4) of the Maryland General Corporation Law, which permits the articles of incorporation to require a greater proportion of votes than the proportion that would otherwise be required for stockholder action under the Maryland General Corporation Law.

Purpose and Anti-Takeover Effects of PB Bankshares’s Articles of Incorporation and Bylaws. Our board of directors believes that the provisions described above are prudent and will reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the offering proceeds into productive assets during the initial period after the conversion. We believe these provisions are in the best interests of PB Bankshares and its stockholders. Our board of directors believes that it will be in the best position to determine the true value of PB Bankshares and to negotiate more effectively for what may be in the best interests of all our stockholders. Accordingly, our board of directors believes that it is in the best interests of PB Bankshares and all of our stockholders to encourage potential acquirers to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of our board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of PB Bankshares and that is in the best interests of all our stockholders.

Takeover attempts that have not been negotiated with and approved by our board of directors present the risk of a takeover on terms that may be less favorable than might otherwise be available. A transaction that is negotiated and approved by our board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for our stockholders, with due consideration given to matters such as the management and business of the acquiring corporation.

Although a tender offer or other takeover attempt may be made at a price substantially above the current market price, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, stockholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise that is under different management and whose objectives may not be similar to those of the remaining stockholders.

Despite our belief as to the benefits to stockholders of these provisions of PB Bankshares’s articles of incorporation and bylaws, these provisions also may have the effect of discouraging a future takeover attempt that would not be approved by our board of directors, but pursuant to which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also make it more difficult to remove our board of directors and management. Our board of directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

Prosper Bank’s Articles of Incorporation

The new articles of incorporation of Prosper Bank provides that for a period of five years from the closing of the conversion and offering, no person (including a group acting in concert) other than PB Bankshares, Inc. may offer directly or indirectly to acquire the beneficial ownership of more than 5% of any class of equity security of Prosper Bank. This provision does not apply to any tax-qualified employee benefit plan of Prosper Bank or PB Bankshares, or to an underwriter or member of an underwriting or selling group involving the public sale or resale of securities of Prosper Bank or any of its subsidiaries, so long as after the sale or resale, no underwriter or member of the selling group is a beneficial owner, directly or indirectly, of more than 5% of any class of equity securities of Prosper Bank. In addition, during this five-year period, all shares owned over the 5% limit may not be voted on any matter submitted to stockholders for a vote.

Conversion Regulations

Federal regulations prohibit any person from making an offer, announcing an intent to make an offer or participating in any other arrangement to purchase stock or acquire stock or subscription rights in a converting institution or its holding company from another person before completion of its conversion. Further, without the prior written approval of the FDIC, the Pennsylvania Department of Banking and the Federal Reserve Board, no person may make an offer or announcement of an offer to purchase shares or actually acquire shares of a converted institution or its holding company for a period of three years from the date of the completion of the conversion if, upon the completion of such offer, announcement or acquisition, the person would become the beneficial owner of more than 10% of the outstanding stock of the institution or its holding company. Federal regulations have defined “person” to include any individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, a syndicate or any other group formed for the purpose of acquiring, holding or disposing of securities of an insured institution. However, offers made exclusively to a bank or its holding company, or to an underwriter or member of a selling group acting on the converting institution’s or its holding company’s behalf for resale to the general public are excepted. The regulation also provides civil penalties for willful violation or assistance in any such violation of the regulation by any person connected with the management of the converting institution or its holding company or who controls more than 10% of the outstanding shares or voting rights of a converted institution or its holding company.

Change in Control Law and Regulations

Under the Change in Bank Control Act, a federal law, no person may acquire control of an insured state savings bank or its parent holding company unless the Federal Reserve Board has been given 60 days’ prior written notice and has not issued a notice disapproving the proposed acquisition. The

Federal Reserve Board takes into consideration certain factors, including the financial and managerial resources of the acquirer and the competitive effects of the acquisition. In addition, federal regulations provide that no company may acquire control of a state savings bank without the prior approval of the Federal Reserve Board. Any company that acquires such control becomes a “bank holding company” subject to registration, examination and regulation by the Federal Reserve Board.

Control, as defined under federal law, means ownership, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the company’s directors, or a determination by the Federal Reserve Board that the acquirer has the power to direct, or directly or indirectly exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a bank holding company’s voting stock constitutes a rebuttable determination of control under the regulations under certain circumstances including where, as will be the case with PB Bankshares, the issuer has registered securities under Section 12 of the Securities Exchange Act of 1934.

The Federal Reserve Board has adopted a final rule, effective September 30, 2020, that revises its framework for determining whether a company, under the Bank Holding Company Act, has a “controlling influence” over a bank or savings and loan holding company.

DESCRIPTION OF CAPITAL STOCK OF PB BANKSHARES, INC.

General

PB Bankshares is authorized to issue 40,000,000 shares of common stock, par value of $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. PB Bankshares currently expects to issue in the offering up to 2,777,250 shares of common stock. PB Bankshares will not issue shares of preferred stock in the stock offering. Each share of PB Bankshares common stock will have the same relative rights as, and will be identical in all respects to, each other share of common stock. Upon payment of the subscription price for the common stock in accordance with the plan of conversion, all of the shares of common stock will be duly authorized, fully paid and non-assessable.

The shares of common stock of PB Bankshares will represent non-withdrawable capital, will not be an account of an insurable type, and will not be insured by the FDIC or any other government agency.

Common Stock

Dividends. PB Bankshares may pay dividends on its common stock if, after giving effect to such dividends, it would be able to pay its debts in the usual course of business and its total assets would exceed the sum of its total liabilities plus the amount needed to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. However, even if PB Bankshares’s assets are less than the amount necessary to satisfy the requirement set forth above, PB Bankshares may pay dividends from: its net earnings for the fiscal year in which the distribution is made; its net earnings for the preceding fiscal year; or the sum of its net earnings for the preceding eight fiscal quarters. The holders of common stock of PB Bankshares will be entitled to receive and share equally in dividends as may be declared by our board of directors out of funds legally available therefor. If PB Bankshares issues shares of preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon consummation of the conversion, the holders of common stock of PB Bankshares will have exclusive voting rights in PB Bankshares. They will elect PB Bankshares’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Generally, each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Any person who beneficially owns more than 10% of the then-outstanding shares of PB Bankshares’s common stock, however, will not be entitled or permitted to vote any shares of common stock held in excess of the 10% limit. If PB Bankshares issues shares of preferred stock, holders of the preferred stock may also possess voting rights. Certain matters require the approval of 80% of our outstanding common stock.

As a Pennsylvania stock savings bank, corporate powers and control of Prosper Bank will be vested in its board of directors, who elect the officers of Prosper Bank and who fill any vacancies on the board of directors. Voting rights of Prosper Bank will be vested exclusively in the owner of the shares of capital stock of Prosper Bank, which will be PB Bankshares, and voted at the direction of PB Bankshares’s board of directors. Consequently, the holders of the common stock of PB Bankshares will not have direct control of Prosper Bank.

Liquidation. In the unlikely event of any liquidation, dissolution or winding up of Prosper Bank, PB Bankshares, as the holder of 100% of Prosper Bank’s capital stock, would be entitled to receive all assets of Prosper Bank available for distribution, after payment or provision for payment of all debts and liabilities of Prosper Bank, including all deposit accounts and accrued interest thereon, and after distribution of the balance in the liquidation account to Eligible Account Holders and Supplemental Eligible Account Holders. In the unlikely event of liquidation, dissolution or winding up of PB Bankshares, the holders of its common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of PB Bankshares available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of the common stock of PB Bankshares will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Preferred Stock

None of PB Bankshares’s authorized shares of preferred stock will be issued as part of the offering or the conversion. Preferred stock may be issued with preferences and designations as our board of directors may from time to time determine. Our board of directors may, without stockholder approval, issue shares of preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Forum Selection for Certain Stockholder Lawsuits

The articles of incorporation of PB Bankshares provide that, unless PB Bankshares consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of PB Bankshares, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of PB Bankshares to PB Bankshares or PB Bankshares’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Maryland General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine will be conducted in a state or federal court located within the State of Maryland, in all cases subject to the court’s having personal jurisdiction over the indispensible parties named as defendants. This exclusive forum provision does not apply to claims arising under the federal securities laws. Under the articles of incorporation, any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of PB Bankshares shall be deemed to have notice of and consented to the exclusive forum provision of the articles of incorporation. This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum it finds favorable for disputes with PB Bankshares and its directors, officers, and other employees or may cause a stockholder to incur additional expense by having to bring a claim in a judicial forum that is distant from where the stockholder resides, or both.

TRANSFER AGENT

The transfer agent and registrar for PB Bankshares’s common stock will be Continental Stock Transfer & Trust Company, New York, New York.

CHANGE IN ACCOUNTANTS

Prior to the offering, the consolidated financial statements of Prosper Bank for the year ended December 31, 2018 were audited by BDO USA, LLP, in accordance with standards of the American Institute of Certified Public Accountants. At the time BDO USA, LLP performed audit services for Prosper Bank, Prosper Bank was not a public company and was not subject to U.S. Securities and Exchange Commission regulations.

In connection with the offering, on October 9, 2020, Prosper Bank dismissed BDO USA, LLP and engaged Yount, Hyde & Barbour, P.C. to audit, in accordance with the standards of the Public Company Accounting Oversight Board, Prosper Bank’s consolidated financial statements as of and for the year ended December 31, 2019. These financial statements, including Yount, Hyde & Barbour, P.C.’s audit report thereon, are included in this prospectus. The engagement of Yount, Hyde & Barbour, P.C. was approved by the audit committee of the board of directors of Prosper Bank.

During the years ended December 31, 2020 and 2019 through October 9, 2020, neither Prosper Bank nor anyone on its behalf consulted Yount, Hyde & Barbour, P.C. regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Prosper Bank’s financial statements, and neither a written report nor oral advice was provided to Prosper Bank that Yount, Hyde & Barbour, P.C. concluded was an important factor considered by Prosper Bank in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or a reportable event, each as defined in Regulation S-K Item 304(a)(1)(v), respectively.

As noted above, the consolidated financial statements of Prosper Bank for the year ended December 31, 2018 were previously audited by BDO USA, LLP. During the year ended December 31, 2019, and the subsequent interim period prior to the engagement of Yount, Hyde & Barbour, P.C. with respect to the audit conducted prior to the offering, there were no disagreements with BDO USA, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to their satisfaction, would have caused them to make reference in connection with their audit report to the subject matter of the disagreement, or reportable events as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The audit report of BDO USA, LLP on the consolidated financial statements of Prosper Bank as of and for the year ended December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion, and was not otherwise qualified or modified as to uncertainty, audit scope or accounting principles.

Prosper Bank provided BDO USA, LLP with a copy of this disclosure prior to its filing with the U.S. Securities and Exchange Commission and requested that BDO USA, LLP furnish Prosper Bank with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements and, if it does not agree, the respects in which it does not agree. BDO USA, LLP has furnished a letter dated March 11, 2021 addressed to the U.S. Securities and Exchange Commission and filed as Exhibit 16 to the registration statement of PB Bankshares, Inc. which this document is a part stating its agreement with the above statements as they relate to BDO USA, LLP.

EXPERTS

The consolidated financial statements of Prosper Bank as of December 31, 2020 and 2019, and for the years then ended, have been included herein in reliance upon the report of Yount, Hyde & Barbour, P.C., independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

RP Financial, LC. has consented to the publication herein of the summary of its report to PB Bankshares setting forth its opinion as to the estimated pro forma market value of the shares of common stock upon completion of the conversion and offering and its letter with respect to subscription rights.

LEGAL MATTERS

Luse Gorman, PC, Washington, D.C., counsel to PB Bankshares and Prosper Bank, has issued to PB Bankshares its opinion regarding the legality of the common stock and the federal income tax consequences of the conversion. S.R. Snodgrass, P.C. has provided an opinion to us regarding the Pennsylvania state income tax consequences of the conversion. Certain legal matters will be passed upon for Piper Sandler & Co. by Silver, Freedman, Taff &Tiernan LLP, Washington, D.C.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

PB Bankshares has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the shares of common stock offered hereby. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus does not contain all the information set forth in the registration statement. Such information, including the appraisal report which is an exhibit to the registration statement, may be found at the web site of the Securities and Exchange Commission (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission, including PB Bankshares. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions of the material terms of, and should be read in conjunction with, such contract or document.

Prosper Bank has filed an application for approval of the conversion with the Pennsylvania Department of Banking and Securities and a notice of intent to convert with the FDIC. PB Bankshares has filed a bank holding company application with the Federal Reserve Bank of Philadelphia and the Pennsylvania Department of Banking and Securities. This prospectus omits certain information contained in those applications and notices. The application for approval of the conversion may be inspected, without charge, at the offices of the Pennsylvania Department of Banking and Securities, Market Square Plaza, 17 N Second Street, Suite 1300, Harrisburg, Pennsylvania 17101, and the notice may be inspected, without charge, at the office of the Regional Director of the Federal Deposit Insurance Corporation, 350 Fifth Avenue, Suite 1200, New York, NY 10118-0110, New York, New York. The bank holding company application is available from the Federal Reserve Bank of Philadelphia, Ten Independence Mall, Philadelphia, Pennsylvania 19106-1574 and at the offices of the Pennsylvania Department of Banking and Securities at the address noted above.

A copy of the plan of conversion is available without charge from Prosper Bank at its offices.

In connection with the offering, PB Bankshares will register its common stock under Section 12(b) of the Securities Exchange Act of 1934 and, upon such registration, PB Bankshares and the holders of its common stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on common stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, PB Bankshares has undertaken that it will not terminate such registration for a period of at least three years following the offering.

* * *

Separate financial statements for PB Bankshares have not been included in this prospectus because PB Bankshares has not engaged in any significant activities, has no significant assets, and has no contingent liabilities, revenue or expenses.

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees

Prosper Bank

Coatesville, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Prosper Bank and its subsidiary (the Bank) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on the Bank’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Bank in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

We have served as the Bank’s auditor since 2020.

Winchester, Virginia

March 10, 2021

Prosper Bank

Consolidated Statements of Financial Condition
(in thousands)

December 31,	2020	2019
Assets
Cash and due from banks	$25,899	$4,236
Federal funds sold	24,592	8,633
Interest bearing deposits with banks	100	100

Cash and cash equivalents	50,591	12,969

Debt securities available-for-sale, at fair value	25,877	22,861
Equity securities	864	830
Restricted stocks, at cost	1,046	1,270
Loans receivable, net of allowance for loan losses of $2,854 at December 31, 2020 and $1,839 at December 31, 2019	186,045	171,218
Premises and equipment, net	2,106	1,688
Deferred income taxes	672	532
Accrued interest receivable	851	514
Bank owned life insurance	6,639	4,712
Other assets	633	291

Total Assets	$275,324	$216,885

Liabilities and Equity

Liabilities
Deposits	$231,416	$168,039
Long-term borrowings	20,553	26,031
Accrued expenses and other liabilities	1,386	612

Total Liabilities	253,355	194,682

Commitments and contingent liabilities – see Note 8

Equity
Retained earnings	21,880	22,295
Accumulated other comprehensive income (loss)	89	(92)

Total Equity	21,969	22,203

Total Liabilities and Equity	$275,324	$216,885

See accompanying notes to consolidated financial statements.

Prosper Bank

Consolidated Statements of Operations
(in thousands)

Years Ended December 31,	2020	2019
Interest and Dividend Income
Loans, including fees	$8,477	$8,456
Securities	545	629
Other	42	294
Total Interest and Dividend Income	9,064	9,379

Interest Expense
Deposits	1,895	1,828
Borrowings	536	626
Total Interest Expense	2,431	2,454

Net interest income	6,633	6,925

Provision for Loan Losses	760	697

Net interest income after provision for loan losses	5,873	6,228

Non-Interest Income
Service charges on deposit accounts	183	199
Gain on equity investments	18	20
Bank owned life insurance income	127	128
Debit card income	183	139
Other service charges	75	54
Other income	50	70
Total Non-Interest Income	636	610

Non-Interest Expenses
Salaries and employee benefits	3,469	3,205
Occupancy and equipment	708	559
Data and item processing	1,161	806
Advertising and marketing	112	133
Professional fees	667	424
Directors’ fees	241	194
FDIC insurance premiums	105	42
Other real estate owned, net	(30)	(35)
Debit card expenses	136	124
Other	495	434
Total Non-Interest Expenses	7,064	5,886

Income (Loss) before income tax expense (benefit)	(555)	952

Income Tax Expense (Benefit)	(140)	173

Net Income (Loss)	$(415)	$779

See accompanying notes to consolidated financial statements.

Prosper Bank

Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

Years Ended December 31,	2020	2019
Net Income (Loss)	$(415)	$779

Other Comprehensive Income
Unrealized gains on debt securities available-for-sale:
Unrealized holding gains arising during period	259	483
Tax effect	(54)	(100)

	205	383

Defined benefit plan:
Net loss arising during period	(31)	(125)
Tax effect	7	25

	(24)	(100)

Other comprehensive income	181	283

Total Comprehensive Income (Loss)	$(234)	$1,062

See accompanying notes to consolidated financial statements.

Prosper Bank

Consolidated Statements of Equity
(in thousands)

	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

Balance, January 1, 2019	$21,516	$(375)	$21,141

Net income	779	-	779
Other comprehensive income	-	283	283

Balance, December 31, 2019	22,295	(92)	22,203

Balance, January 1, 2020	22,295	(92)	22,203

Net loss	(415)	-	(415)
Other comprehensive income	-	181	181

Balance, December 31, 2020	$21,880	$89	$21,969

See accompanying notes to consolidated financial statements.

Prosper Bank

Consolidated Statements of Cash Flows
(in thousands)

Years Ended December 31,	2020	2019
Cash Flows from Operating Activities
Net income (loss)	$(415)	$779
Adjustments to reconcile change in net income (loss) to net cash provided by operating activities:
Provision for loan losses	760	697
Depreciation and amortization	205	197
Loss on disposal of premises and equipment	69	-
Net accretion of securities premiums and discounts	(93)	(84)
Deferred income tax benefit	(187)	(49)
Unrealized gain on equity securities	(18)	(42)
Deferred loan fees, net	(36)	29
Realized gain on sale of other real estate owned	(30)	(57)
Earnings on bank owned life insurance	(127)	(128)
Decrease (increase) in accrued interest receivable and other assets	(728)	94
Increase in accrued expenses and other liabilities	806	39

Net Cash Provided by Operating Activities	206	1,475

Cash Flows from Investing Activities
Activity in debt securities available-for-sale:
Purchases	(26,830)	(9,391)
Maturities, calls, and principal repayments	24,167	7,135
Redemption of restricted stocks	224	53
Purchase of additional Bank Owned Life Insurance (BOLI)	(1,800)	-
Net increase in loans receivable	(15,552)	(563)
Proceeds from sale of other real estate owned	-	507
Purchases of premises and equipment	(692)	(134)

Net Cash Used in Investing Activities	(20,483)	(2,393)

Cash Flows from Financing Activities
Net increase in deposits	63,377	6,844
Repayments of borrowings	(5,478)	(1,369)

Net Cash Provided by Financing Activities	57,899	5,475

Increase in cash and cash equivalents	37,622	4,557

Cash and Cash Equivalents, Beginning of Year	12,969	8,412

Cash and Cash Equivalents, End of Year	$50,591	$12,969

Supplementary Cash Flows Information
Interest paid	$2,447	$2,408
Income taxes	$165	$75
Noncash transfer of loans to other real estate owned	$-	$419

See accompanying notes to consolidated financial statements.

Prosper Bank

Notes to Consolidated Financial Statements

1.	Significant Accounting Policies

Organization and Nature of Operations

On June 23, 2020, Coatesville Savings Bank was granted approval by the Pennsylvania Department of Banking and Securities to change the legal name of the institution to Prosper Bank effective June 30, 2020. Prosper Bank (the “Bank”) is a state-chartered savings bank established in 1919. The main office is located in Coatesville, Pennsylvania with four other branches located in New Holland, Oxford, Georgetown, and Quarryville, Pennsylvania. The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with borrowings and other funds, to make loans primarily secured by real estate and, to a lesser extent, consumer loans. The Bank is regulated by the Federal Deposit Insurance Corporation (the “FDIC”) and the Pennsylvania Department of Banking and Securities.

The Bank competes with other banking and financial institutions in its primary market communities encompassing Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties. Commercial banks, savings banks, savings and loan associations, credit unions, and money market funds actively compete for deposits and loans. Such institutions, as well as consumer financial and insurance companies, may be considered competitors of the Bank with respect to one or more of the services it renders.

Principles of Consolidation

The consolidated financial statements also include the accounts of CSB Investments, Inc. (“CSB”), a wholly-owned subsidiary of the Bank located in Wilmington, Delaware. The sole purpose of CSB is to maintain and manage its investment portfolio. All significant intercompany accounts and transactions have been eliminated in consolidation.

Risks and Uncertainties

The outbreak of COVID-19 has adversely impacted a broad range of industries in which the Bank’s customers operate and could impair their ability to fulfill their financial obligations to the Bank. The World Health Organization has declared COVID-19 to be a global pandemic indicating that almost all public commerce and related business activities must be, to varying degrees, curtailed with the goal of decreasing the rate of new infections. The spread of the outbreak has caused disruptions in the U.S. economy and has disrupted banking and other financial activity in the areas in which the Bank operates. While there has been no material impact to the Bank’s employees to date, COVID-19 could also potentially create widespread business continuity issues for the Bank.  The Bank’s business is dependent upon the willingness and ability of its employees and customers to conduct banking and other financial transactions.  If the global response to contain COVID-19 escalates further or is unsuccessful, the Bank could experience a material adverse effect on its business, financial condition, results of operations and cash flows. While it is not possible to know the full universe or extent that the impact of COVID-19, and resulting measures to curtail its spread, will have on the Bank’s operations, the Bank is disclosing potentially material items of which it is aware.

Subsequent Events

The Bank has evaluated subsequent events through March 10, 2021, which is the date these consolidated financial statements were available to be issued.

On March 8, 2021, the Board of Trustees of the Bank unanimously adopted a Plan of Conversion whereby the Bank will convert from the mutual form of ownership to the stock form of ownership. Prosper Bancorp, Inc. will become the stock holding company of the Bank and will offer for sale shares of common stock to certain current and former depositors of the Bank and potentially others in a subscription and community offering. The proposed Plan of Conversion is subject to approval by the FDIC, the PADOB, the Federal Reserve Board and by a majority of the votes eligible to be cast either in person or by proxy by depositors of the Bank. December 31, 2019 has been established as the eligibility record date for determining the eligible account holders entitled to receive first priority nontransferable subscription rights to subscribe for Prosper Bancorp, Inc. common stock.

Prosper Bank

Notes to Consolidated Financial Statements

The costs of issuing the common stock will be deferred and deducted from the sale proceeds of the offering. If the conversion is unsuccessful, all deferred costs will be charged to operations. The Bank had incurred approximately $14,000 of deferred conversion costs as of December 31, 2020.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, and estimation of fair values.

While management uses available information to recognize estimated losses on loans, future additions to the allowance for loan losses may be necessary based on changes in economic conditions and underlying collateral values, if any. In addition, the FDIC and Pennsylvania Department of Banking and Securities, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses. These agencies may require the Bank to recognize additions to the allowance based on their judgments of information available to them at the time of their examinations.

Concentration of Credit Risk

Most of the Bank’s activities are with customers located within Chester, Cumberland, Dauphin, Lancaster, and Lebanon Counties of Pennsylvania. Note 2 of the consolidated financial statements discuss the types of securities that the Bank invests in. Note 3 of the consolidated financial statements discuss the types of lending that the Bank engages in. The Bank does not have any significant loan concentrations to any one industry or customer. Although the Bank has a diversified loan portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash due from banks, interest bearing deposits with banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

The Bank maintains cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal.

Prosper Bank

Notes to Consolidated Financial Statements

The Bank is required to maintain average reserve balances in vault cash or with the Atlantic Community Bankers’ Bank or Federal Home Loan Bank of Pittsburgh based upon outstanding balances of deposit transaction accounts. Based upon the Bank’s outstanding balances, the Bank was required to maintain a reserve balance of $0 at December 31, 2020 and $646,000 at December 31, 2019.

Debt Securities

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each statement of financial condition date.

Securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums, or unaccreted discounts. At December 31, 2020 and 2019 and for the years then ended, the Bank had no investment securities classified as held to maturity.

Securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available-for-sale. These securities are carried at fair value, which is determined by obtaining quoted market prices or matrix pricing. Unrealized gains and losses are excluded from earnings and are reported in other comprehensive income (loss), net of taxes. Realized gains and losses are recorded on the trade date and are determined using the specific identification method. Premiums are amortized and discounts are accreted using a method which approximates the interest method over the estimated remaining term of the underlying security.

Prosper Bank

Notes to Consolidated Financial Statements

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least an annual basis, and more frequently when economic or market concerns warrant such evaluation. Declines in fair value of securities below their cost that are deemed to be other-than-temporary are separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive loss. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) whether or not management intends to sell or expects that it is more likely than not that it will be required to sell the security prior to any anticipated recovery in fair value.

Equity Securities

Equity securities are carried at fair value, with changes in fair value reported in net income. Equity securities without readily determined fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment.

Restricted Investments in Bank Stocks

Restricted stock, which represents required investments in the common stock of correspondent banks, is carried at cost and consists of the common stock of the Federal Home Loan Bank of Pittsburgh (“FHLB”) of $986,000 and $1,210,000 as of December 31, 2020 and 2019, respectively, and Atlantic Community Bankers Bank (“ACBB”) of $60,000 as of both December 31, 2020 and 2019.

Management evaluates the restricted stock for impairment. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. Management believes no impairment charge is necessary related to restricted stocks in 2020 and 2019.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method over the life of the loan.

The loans receivable portfolio is segmented into one- to four-family residential real estate, commercial real estate, construction, commercial and industrial, and consumer loans. Descriptions of the Bank’s loan classes are as follows:

One- to four-family Residential Real Estate Loans: This segment of loans includes loans secured by one- to four-family homes. In addition to traditional residential mortgage loans secured by a first or junior lien on the property, the Bank offers home equity lines of credit.

Prosper Bank

Notes to Consolidated Financial Statements

Commercial Real Estate Loans: This loan segment consists primarily of loans secured by various types of commercial real estate typically in the Bank’s market area, including multi-family residential buildings, office and retail buildings, industrial and warehouse buildings, hotels, and religious facilities.

Construction: The Bank originates construction loans for the acquisition and development of land and construction of commercial buildings, condominiums, townhomes, and one- to four-family residences.

Commercial and Industrial Loans: Commercial loans may be unsecured or secured with non-real estate commercial property. The Bank makes commercial loans to businesses located within its market area and also to businesses outside of its market area through loan participations with other financial institutions.

Consumer Loans: Consumer loans include all loans made to individuals for consumer or personal purposes. They include secured loans, unsecured loans, and overdraft lines of credit. The Bank makes consumer loans to individuals located within its market area and occasionally to individuals outside of its market.

For all classes of loans receivable, the accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans, including impaired loans, generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of all classes of loans receivable is determined based on contractual due dates for loan payments.

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of losses inherent in the loan portfolio as of the statement of financial condition date and is recorded as a reduction to loans. The allowance for loan losses is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans receivable are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

Prosper Bank

Notes to Consolidated Financial Statements

The evaluation also considers the following risk characteristics of each loan portfolio segment:

•	One- to four-family residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral.

•	Commercial real estate loans carry risks associated with the successful operation of a business or a real estate project, in addition to other risks associated with the ownership of real estate, because repayment of these loans may be dependent upon the profitability and cash flows of the business or project.

•	Construction loans carry risks that the project may not be finished according to schedule, the project may not be finished according to budget, and the value of the collateral may, at any point in time, be less than the principal amount of the loan. Construction loans also bear the risk that the general contractor, who may or may not be a loan customer, may be unable to finish the construction project as planned because of financial pressure or other factors unrelated to the project.

•	Commercial and industrial loans carry risks associated with the successful operation of a business because repayment of these loans may be dependent upon the profitability and cash flows of the business. In addition, there is risk associated with the value of collateral other than real estate which may depreciate over time and cannot be appraised with as much reliability.

•	Consumer loans carry risk associated with the continued creditworthiness of the borrower and the value of the collateral, if any. These loans are typically either unsecured or secured by rapidly depreciating assets. They are also likely to be immediately and adversely affected by job loss, divorce, illness, personal bankruptcy, or other changes in circumstances.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by loan class including construction and commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential mortgages and consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include:

1.	Lending policies and procedures, including underwriting standards and collection, charge-off, and recovery practices.

Prosper Bank

Notes to Consolidated Financial Statements

2.	National, regional, and local economic and business conditions as well as the condition of various market segments, including the value of underlying collateral for collateral dependent loans.

3.	Nature and volume of the portfolio and terms of loans.

4.	Volume and severity of past due, classified and nonaccrual loans as well as other loan modifications.

5.	Existence and effect of any concentrations of credit and changes in the level of such concentrations.

6.	Effect of external factors, such as competition and legal and regulatory requirements.

7.	Experience, ability, and depth of lending management and other relevant staff.

8.	Quality of loan review and Board of Trustee oversight.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management’s best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions in a narrative accompanying the allowance for loan loss calculation.

A large portion of the Bank’s loan assets are loans to business owners of many types. The Bank makes commercial loans for real estate development and other business purposes required by the customer base.

The Bank’s credit policies determine advance rates against the different forms of collateral that can be pledged against commercial loans. Typically, the majority of loans will be limited to a percentage of their underlying collateral values such as real estate values, equipment, eligible accounts receivable and inventory. Individual loan advance rates may be higher or lower depending upon the financial strength of the borrower and/or term of the loan. The assets financed through commercial loans are used within the business for its ongoing operation. Repayment of these kinds of loans generally comes from the cash flow of the business or the ongoing conversions of assets. Commercial loans include long-term loans financing commercial properties. Repayment of this kind of loan is dependent upon either the ongoing cash flow of the borrowing entity or the resale of or lease of the subject property. Commercial loans typically require a loan to value ratio of not greater than 80% and vary in terms.

Residential mortgages are secured by the borrower’s residential real estate in either a first or second lien position. Residential mortgages have varying loan rates depending on the financial condition of the borrower and the loan to value ratio. Residential mortgages have amortizations up to 30 years.

Other types of consumer loans include installment loans and overdraft lines of credit. The majority of these loans are unsecured.

Prosper Bank

Notes to Consolidated Financial Statements

An unallocated component of the allowance for loan losses is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral net of estimated selling costs if the loan is collateral dependent.

A specific reserve is established for an impaired loan if its carrying value exceeds its estimated fair value. The estimated fair values of substantially all of the Bank’s impaired loans are measured based on the estimated fair value of the loan’s collateral net of estimated selling costs.

For commercial loans secured by real estate, estimated fair values are determined primarily through third-party appraisals. When a real estate secured loan becomes impaired, a decision is made regarding whether an updated certified appraisal of the real estate is necessary. This decision is based on various considerations, including the age of the most recent appraisal, the loan-to-value ratio based on the original appraisal and the condition of the property. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property.

For commercial loans secured by non-real estate collateral, such as accounts receivable, inventory and equipment, estimated fair values are determined based on the borrower’s financial statements, inventory reports, accounts receivable aging’s or equipment appraisals or invoices. Indications of value from these sources are generally discounted based on the age of the financial information or the quality of the assets.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not typically separately identify individual residential mortgage loans and consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement, are related to a commercial lending relationship, or are deemed not to be a smaller balance loan.

Loans whose terms are modified are classified as troubled debt restructurings if the Bank grants such borrowers concessions and it is deemed that those borrowers are experiencing financial difficulty. Concessions granted under a troubled debt restructuring generally involve a temporary reduction in interest rate or an extension of a loan’s stated maturity date. Non-accrual troubled debt restructurings are restored to accrual status if principal and interest payments, under the modified terms, are current for six consecutive months after modification. Loans classified as troubled debt restructurings are designated as impaired.

Prosper Bank

Notes to Consolidated Financial Statements

The borrower’s overall financial condition, repayment sources, guarantors and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments, for commercial and consumer loans. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful and loss. Loans criticized as special mention have potential weaknesses that deserve management’s close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Loans not classified are rated pass. To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process encompassing both internal and external oversight. Generally, residential mortgage and consumer loans are included in the pass category unless on nonaccrual status at which time they are classified as substandard. The Bank’s loan officers are responsible for the timely and accurate risk rating of the commercial and construction loans in their portfolio at origination and on an ongoing basis. An ongoing review of commercial loans is performed by the loan department. The Bank also utilizes an external loan review consultant to conduct a loan review of its portfolio each year. The external consultant generally reviews all loan relationships exceeding a specific threshold.

In addition, Federal and state regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management’s comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is charged to operations on a straight-line basis over the estimated useful lives of the assets or, in the case of leasehold improvements, the lease period, if shorter. Gains or losses on dispositions are reflected in current operations. Maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned (OREO)

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure establishing a new cost basis. Any write-downs based on the asset’s fair value less cost to sell at date of foreclosure are charged to the allowance for loan losses. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of its carrying amount or fair value less cost to sell. Revenue and expenses from operations and write-downs are included in other non-interest expense on the consolidated statements of operations. There were no write-downs recorded during 2020 or 2019. Gains and losses on the sale of OREO are included in non-interest expense.

Prosper Bank

Notes to Consolidated Financial Statements

Bank Owned Life Insurance

The Bank has invested in bank owned life insurance (“BOLI”) covering certain employees. The Bank is the owner and beneficiary of these policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in non-interest income on the consolidated statements of operations. The policies can be liquidated, if necessary, with tax costs associated. However, the Bank intends to hold these policies and, accordingly, the Bank has not provided for deferred income taxes on the earnings from the increase in cash surrender value.

Income Taxes

The Bank accounts for income taxes in accordance with the income tax accounting guidance set forth in FASB ASC Topic 740, Income Taxes.

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Bank determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities and net operating loss carryforwards, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense (benefit) results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are reduced by a valuation allowance if, based on the weight of the evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

The Bank accounts for uncertain tax positions if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

The Bank files a consolidated U.S. federal income tax return with its subsidiary.

As of December 31, 2020, the Company had no material unrecognized tax benefits or accrued interest and penalties. It is the Bank’s policy to account for interest and penalties accrued relative to unrecognized tax benefits as a component of income tax expense. Federal and state tax returns for the years 2017 through 2019 were open for examination as of December 31, 2020.

Prosper Bank

Notes to Consolidated Financial Statements

Transfers of Financial Assets

Transfers of financial assets, including loan participation sales, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the consolidated statement of financial condition when they are funded.

Retirement Plans

Pension expense is the net of service and interest cost, return on plan assets and amortization of gains and losses not immediately recognized. Employee 401(k) and profit sharing plan expense is the amount of matching contributions. Deferred compensation and supplemental retirement plan expense allocates the benefits over years of service.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Advertising

The Bank follows the policy of charging the costs of advertising to expense as incurred.

Prosper Bank

Notes to Consolidated Financial Statements

Comprehensive Income (Loss)

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in results of operations. Although certain changes in assets and liabilities, such as unrealized gains on securities available-for-sale and changes in the funded status of the defined benefit plan, are reported as a separate component of the equity section of the consolidated statement of financial condition, such items, along with net income (loss), are components of comprehensive income (loss).

The components of accumulated other comprehensive income (loss), net of deferred taxes, at December 31, 2020 and 2019 are as follows (in thousands):

	2020	2019
Net unrealized gains on securities	$212	$6
Net realized loss on defined benefit plan	(123)	(98)

Total accumulated other comprehensive income (loss)	$89	$(92)

Recent Accounting Pronouncements

During February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, “Leases (Topic 842).” Among other things, in the amendments in ASU 2016-02, lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. The ASU was initially effective for non-public business entities’ financial statements issued for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. In June 2020, the FASB issued ASU 2020-05. Under ASU 2020-05, private companies may apply the new leases standard for fiscal years beginning after December 15, 2021, and to interim periods within fiscal years beginning after December 15, 2022. Earlier application is permitted. The Bank is currently assessing the impact that ASU 2016-02 will have on its consolidated financial statements.

During June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASU’s 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early application is permitted. The Bank is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements and has hired a vendor to assist with expected credit loss projections.

Prosper Bank

Notes to Consolidated Financial Statements

During August 2018, the FASB issued ASU 2018-14, “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans.” These amendments modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been deleted while the following disclosure requirements have been added: the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendments also clarify the disclosure requirements in paragraph 715-20-50-3, which state that the following information for defined benefit pension plans should be disclosed: The projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. The amendments are effective for fiscal years ending after December 15, 2021. Early adoption is permitted. The Bank does not expect the adoption of ASU 2018-14 to have a material impact on its consolidated financial statements.

During May 2019, the FASB issued ASU 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.” The amendments in this ASU provide entities that have certain instruments within the scope of Subtopic 326-20 with an option to irrevocably elect the fair value option in Subtopic 825-10, applied on an instrument-by-instrument basis for eligible instruments, upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently measure those instruments at fair value with changes in fair value flowing through earnings. The effective date and transition methodology for the amendments in ASU 2019-05 are the same as in ASU 2016-13. The Bank is currently assessing the impact that ASU 2019-05 will have on its consolidated financial statements.

During November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” This ASU addresses issues raised by stakeholders during the implementation of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” Among other narrow-scope improvements, the new ASU clarifies guidance around how to report expected recoveries. “Expected recoveries” describes a situation in which an organization recognizes a full or partial write-off of the amortized cost basis of a financial asset, but then later determines that the amount written off, or a portion of that amount, will in fact be recovered. While applying the credit losses standard, stakeholders questioned whether expected recoveries were permitted on assets that had already shown credit deterioration at the time of purchase (also known as PCD assets). In response to this question, the ASU permits organizations to record expected recoveries on PCD assets. In addition to other narrow technical improvements, the ASU also reinforces existing guidance that prohibits organizations from recording negative allowances for available-for-sale debt securities. The effective date and transition methodology for the amendments in ASU 2019-11 are the same as in ASU 2016-13. The Bank is currently assessing the impact that ASU 2019-11 will have on its consolidated financial statements.

During December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects.

Prosper Bank

Notes to Consolidated Financial Statements

The amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted. The Bank is currently assessing the impact that ASU 2019-12 will have on its consolidated financial statements.

During January 2020, the FASB issued ASU 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Bank does not expect the adoption of ASU 2020-01 to have a material impact on its consolidated financial statements.

In March 2020, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. Subsequently, in January 2021, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2021-01 “Reference Rate Reform (Topic 848): Scope.” This ASU clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU also amends the expedients and exceptions in Topic 848 to capture the incremental consequences of the scope clarification and to tailor the existing guidance to derivative instruments affected by the discounting transition. An entity may elect to apply ASU No. 2021-01 on contract modifications that change the interest rate used for margining, discounting, or contract price alignment retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020.The Bank does not have any loans and other financial instruments that are directly or indirectly influenced by LIBOR.

Adoption of New Accounting Standards:

On January 1, 2020, the Bank adopted ASU 2017-08, “Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities.” The amendments in this ASU shorten the amortization period for certain callable debt securities purchased at a premium. Upon adoption of the standard, premiums on these qualifying callable debt securities will be amortized to the earliest call date. Discounts on purchased debt securities will continue to be accreted to maturity. Upon transition, the Bank applied the guidance on a modified retrospective basis, with no cumulative-effect adjustment to retained earnings as of January 1, 2020, and provided the disclosures required for a change in accounting principle.

Prosper Bank

Notes to Consolidated Financial Statements

On January 1, 2020, the Bank adopted ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.”  The amendments modify the disclosure requirements in Topic 820 to add disclosures regarding changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty. Certain disclosure requirements in Topic 820 are also removed or modified. The adoption of ASU 2018-13 did not have a material impact on the Bank’s consolidated financial statements.

In March 2020 (Revised in April 2020), various regulatory agencies, including the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation, (“the agencies”) issued an interagency statement on loan modifications and reporting for financial institutions working with customers affected by the Coronavirus. The interagency statement was effective immediately and impacted accounting for loan modifications. Under Accounting Standards Codification 310-40, “Receivables – Troubled Debt Restructurings by Creditors,” (“ASC 310-40”), a restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. The agencies confirmed with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not to be considered TDRs. This includes short-term (e.g., six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers considered current are those that are less than 30 days past due on their contractual payments at the time a modification program is implemented.   In August 2020, a joint statement on additional loan modifications was issued.  Among other things, the Interagency Statement addresses accounting and regulatory reporting considerations for loan modifications, including those accounted for under Section 4013 of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act.  The CARES Act  was signed into law on March 27, 2020 to help support individuals and businesses through loans, grants, tax changes and other types of relief.  The most significant impacts of the Act related to accounting for loan modifications and establishment of the Paycheck Protection Program (“PPP”).  On December 21, 2020, the Consolidated Appropriates Act of 2021 (“CAA”) was passed.  The CAA extends or modifies many of the relief programs first created by the CARES Act, including the PPP and treatment of certain loan modifications related to the COVID-19 pandemic.

Prosper Bank

Notes to Consolidated Financial Statements

2.	Debt and Equity Securities

The amortized cost, gross unrealized gains and losses, and fair value of securities available-for-sale are as follows (in thousands):

December 31, 2020	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities:
Agency bonds	$17,254	$22	$(1)	$17,275
Mortgage-backed securities	164	20	-	184
Collateralized mortgage obligations	8,192	226	-	8,418
Total available-for-sale debt securities	$25,610	$268	$(1)	25,877

Equity securities:
Mutual funds (fixed income)				$864

December 31, 2019	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Debt securities:
Agency bonds	$7,850	$1	$(11)	$7,840
Mortgage-backed securities	215	21	-	236
Collateralized mortgage obligations	14,788	117	(120)	14,785
Total available-for-sale debt securities
	$22,853	$139	$(131)	$22,861
Equity securities:
Mutual funds (fixed income)				$830

Prosper Bank

Notes to Consolidated Financial Statements

The table below indicates the length of time individual securities have been in a continuous unrealized loss position at December 31, 2020 and 2019 (in thousands):

December 31, 2020	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Agency bonds	$1,249	$(1)	$-	$-	$1,249	$(1)
Collateralized mortgage obligations	6	-	-	-	6	-

	$1,255	$(1)	$-	$-	$1,255	$(1)

December 31, 2019	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Agency bonds	$3,495	$(5)	$3,594	$(6)	$7,089	$(11)
Collateralized mortgage obligations	463	(1)	6,010	(119)	6,473	(120)

	$3958	$(6)	$9,604	$(125)	$13,562	$(131)

As of December 31, 2020 and 2019, the mortgage-backed securities and collateralized mortgage obligations included in the securities portfolio consist of securities issued by U.S. government sponsored agencies. There were no private label mortgage-backed securities held in the securities portfolio as of December 31, 2020 and 2019.

At December 31, 2020, 4 agency bonds had an unrealized loss with depreciation of .05% from the Bank’s cost basis and 1 collateralized mortgage obligation had an unrealized loss with depreciation of .02% from the Bank’s cost basis. In analyzing an issuer’s financial condition, management considers whether downgrades by bond rating agencies have occurred and industry analysts’ reports.

As of December 31, 2020, management believes that the estimated fair value of securities disclosed above is primarily dependent upon the movement in market interest rates particularly given the negligible inherent credit risk associated with these securities. Although the fair value will fluctuate as the market interest rates move, management believes that these fair values will recover as the underlying portfolios mature and are reinvested in market yielding investments.

As the Bank does not intend to sell these securities and it is more likely than not that the Bank will not be required to sell the securities before recovery of their amortized cost basis, which may be maturity, the Bank does not consider these securities to be other-than-temporarily impaired as of December 31, 2020.

There were no securities sold during 2020 and 2019. The amortized cost and fair value of debt securities available-for-sale at December 31, 2020, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties (in thousands).

Prosper Bank

Notes to Consolidated Financial Statements

	Available-for-Sale
	Amortized Cost	Fair Value
Due less than one year	$-	$-
Due one year through five years	17,254	17,275
Due after five years through ten years	-	-
Mortgage-backed securities	164	184
Collateralized mortgage obligations	8,192	8,418

	$25,610	$25,877

At December 31, 2020 and 2019, the Bank had securities totaling $2,004,000 and $2,005,000, respectively, pledged to secure borrowings.

At December 31, 2020 and 2019, the Bank had securities totaling $7,810,000 and $5,795,000, respectively, pledged primarily for public fund depositors.

3.	Loans Receivable and Allowance for Loan Losses

Major classifications of net loans receivable at December 31, 2020 and 2019 are as follows (in thousands):

	2020	2019
Real estate:
One- to four-family residential	$106,413	$110,658
Commercial	59,514	50,460
Construction	8,700	6,107
Commercial and industrial	11,801	6,353
Consumer loans	3,056	134

	189,484	173,712
Deferred loan fees, net	(585)	(655)
Allowance for loan losses	(2,854)	(1,839)

	$186,045	$171,218

Prosper Bank

Notes to Consolidated Financial Statements

Loans to officers and directors, made on the same terms as loans to others, and the related activity is as follows (in thousands):

	2020	2019
Balance, beginning of year	$439	$393
Additions	-	75
Repayments	(257)	(29)
Reclassification	(75)	-

Balance, end of year	$107	$439

The following table summarizes the activity in the allowance for loan losses by loan class for the year ended December 31, 2020 and information in regard to the allowance for loan losses and the recorded investment in loans receivable by loan class as of December 31, 2020 (in thousands):

	Allowance for Loan Losses
	Beginning Balance	Charge-offs	Recoveries	Provisions (Recovery)	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
Real Estate:
One- to four-family residential	$935	$(14)	$-	$418	$1,339	$-	$1,339
Commercial	687	-	264	82	1,033	16	1,017
Construction	42	-	-	79	121	24	97
Commercial and industrial	29	-	4	103	136		136
Consumer	13	(4)	5	23	37	-	37
Unallocated	133	-	-	55	188	-	188

	$1,839	$(18)	$273	$760	$2,854	$40	$2,814

	Loans Receivable
	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
Real estate:
One- to four-family residential	$106,413	$1,494	$104,919
Commercial	59,514	1,671	57,843
Construction	8,700	640	6,731
Commercial and industrial	11,801	-	13,130
Consumer	3,056	-	3,056

	$189,484	$3,805	$185,679

Prosper Bank

Notes to Consolidated Financial Statements

The following table summarizes the activity in the allowance for loan losses by loan class for the year ended December 31, 2019 and information in regard to the allowance for loan losses and the recorded investment in loans receivable by loan class as of December 31, 2019 (in thousands):

	Allowance for Loan Losses
	Beginning Balance	Charge-offs	Recoveries	Provisions (Recovery)	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
Real Estate:
One- to four-family residential	$801	$-	$-	$134	$935	$-	$935
Commercial	565	(481)	-	603	687	-	687
Construction	45	-	-	(3)	42	-	42
Commercial and industrial	62	-	8	(41)	29		29
Consumer	10	(4)	3	4	13	-	13
Unallocated	133	-	-	-	133	-	133

	$1,616	$(485)	$11	$697	$1,839	$-	$1,839

	Loans Receivable
	Ending Balance	Ending Balance: Individually Evaluated for Impairment	Ending Balance: Collectively Evaluated for Impairment
Real estate:
One- to four-family residential	$110,658	$1,246	$109,412
Commercial	50,460	2,773	47,687
Construction	6,107	264	5,843
Commercial and industrial	6,353	350	6,003
Consumer	134	-	134

	$173,712	$4,633	$169,079

Prosper Bank

Notes to Consolidated Financial Statements

The following table summarizes information in regard to impaired loans by loan portfolio class as of December 31, 2020 and for the year then ended (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
One- to four-family residential	$1,494	$1,580	$-	$1,562	$62
Commercial	1,183	1,183	-	1,242	66
Construction	376	383	-	380	12
Commercial and industrial	-	-	-	-	-
With an allowance recorded:
Real estate:
One- to four-family residential	$-	$-	$-	$-	$-
Commercial	488	561	16	508	23
Construction	264	300	24	264	-
Commercial and industrial	-	-	-	-	-
Total:
Real estate:
One- to four-family residential	$1,494	$1,580	$-	$1,562	$62
Commercial	1,671	1,744	16	1,750	89
Construction	640	683	24	644	12
Commercial and industrial	-	-	-	-	-

The following table summarizes information in regard to impaired loans by loan portfolio class as of December 31, 2019 and for the year then ended (in thousands):

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded:
Real estate:
One- to four-family residential	$1,246	$1,308	$-	$1,293	$22
Commercial	2,773	3,648	-	3,070	77
Construction	264	300	-	275	-
Commercial and industrial	350	350	-	400	19
With an allowance recorded:
Real estate:
One- to four-family residential	$-	$-	$-	$-	$-
Commercial	-	-	-	-	-
Construction	-	-	-	-	-
Commercial and industrial	-	-	-	-	-
Total:
Real estate:
One- to four-family residential	$1,246	$1,308	$-	$1,293	$22
Commercial	2,773	3,648	-	3,070	77
Construction	264	300	-	275	-
Commercial and industrial	350	350	-	400	19

Prosper Bank

Notes to Consolidated Financial Statements

The following table presents nonaccrual loans by classes of the loan portfolio as of December 31, 2020 and 2019 (in thousands):

	2020	2019
Real estate:
One- to four-family residential	$1,600	$1,398
Commercial	575	1,372
Construction	640	264

	$2,815	$3,034

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Bank’s internal risk rating system as of December 31, 2020 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Real estate:
One- to four-family residential	$103,557	$850	$2,006	$-	$106,413
Commercial	57,957	364	1,193	-	59,514
Construction	8,060	-	640	-	8,700
Commercial and industrial	11,801	-	-	-	11,801
Consumer	3,056	-	-	-	3,056

	$184,431	$1,214	$3,839	$-	$189,484

The following table presents the classes of the loan portfolio summarized by the aggregate pass rating and the classified ratings of special mention, substandard and doubtful within the Bank’s internal risk rating system as of December 31, 2019 (in thousands):

	Pass	Special Mention	Substandard	Doubtful	Total
Real estate:
One- to four-family residential	$107,373	$1,663	$1,622	$-	$110,658
Commercial	47,252	1,836	1,372	-	50,460
Construction	5,675	168	264	-	6,107
Commercial and industrial	6,353	-	-	-	6,353
Consumer	134	-	-	-	134

	$166,787	$3,667	$3,258	$-	$173,712

Prosper Bank

Notes to Consolidated Financial Statements

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2020 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivables	Loans Receivable >90 Days and Accruing
Real estate:
One- to four-family residential	$790	$49	$491	$1,330	$105,083	$106,413	$-
Commercial	-	-	488	488	59,026	59,514	-
Construction	-	-	640	640	8,060	8,700	-
Commercial and industrial	-	-	-	-	11,801	11,801
Consumer	-	-	-	-	3,056	3,056	-

	$790	$49	$1,619	$2,458	$187,026	$189,484	$-

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past due status as of December 31, 2019 (in thousands):

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Loans Receivables	Loans Receivable >90 Days and Accruing
Real estate:
One- to four-family residential	$443	$227	$814	$1,484	$109,174	$110,658	$78
Commercial	606	-	1,372	1,978	48,482	50,460	-
Construction	242	-	264	506	5,601	6,107	-
Commercial and industrial	-	-	-	-	6,353	6,353
Consumer	-	-	-	-	134	134	-

	$1,291	$227	$2,450	$3,968	$169,744	$173,712	$78

The Bank may grant a concession or modification for economic or legal reasons related to a borrower’s financial condition that it would not otherwise consider resulting in a modified loan which is then identified as a troubled debt restructuring (“TDR”). The Bank may modify loans through rate reductions, extensions of maturity, interest only payments, or payment modifications to better match the timing of cash flows due under the modified terms with the cash flows from the borrowers’ operations. Loan modifications are intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral.

Additionally, the Bank is working with borrowers impacted by COVID-19 and providing modifications to include principal and interest payment deferrals. These modifications are excluded from troubled debt restructuring classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators. As of December 31, 2020, we had granted short-term payment deferrals on 87  loans, totaling approximately $24.1 million in aggregate principal amount, that were otherwise performing. As of December 31, 2020, 77 of these loans, totaling $20.5 million, have returned to normal payment status.

Prosper Bank

Notes to Consolidated Financial Statements

The Bank identifies loans for potential restructure primarily through direct communication with the borrower and evaluation of the borrower’s financial statements, revenue projections, tax returns, and credit reports. Even if the borrower is not presently in default, management will consider the likelihood that cash flow shortages, adverse economic conditions, and negative trends may result in a payment default in the near future.

No loans were modified during the twelve months ended December 31, 2020 and December 31, 2019 which met the definition of a troubled debt restructuring. After a loan is determined to be a troubled debt restructuring, we continue to track its performance under the most recent restructured terms. The commercial loan and construction loan troubled debt restructurings completed in 2017 were in default for the years ended December 31, 2020 and December 31, 2019.

At December 31, 2020 and 2019, there was no other real estate owned that was related to residential real estate. There was $50,000 and $0 of residential real estate in process of foreclosure as of December 31, 2020 and 2019, respectively.

4.	Premises and Equipment

Premises and equipment are composed of the following (in thousands):

	Estimated Useful Lives	2020	2019
Premises:
Land	Indefinite	$559	$539
Building and improvements	5 - 40 years	3,506	3,233
Furniture and equipment	3 - 10 years	2,075	1,876
Work in process		70	47

		6,210	5,695
Accumulated depreciation and amortization		(4,104)	(4,007)

		$2,106	$1,688

Depreciation and amortization expense charged to operations amounted to approximately $205,000 and $197,000 for the years ended December 31, 2020 and 2019, respectively.

Prosper Bank

Notes to Consolidated Financial Statements

5.	Deposits

Deposits at December 31, 2020 and 2019 consist of the following (in thousands):

	2020	2019
Non-interest-bearing demand deposits	$21,533	$12,663
Interest-bearing demand deposits	62,639	53,267
Savings deposits	18,412	17,632
Money market deposits	42,933	20,837
Certificates of deposit	85,899	63,640

	$231,416	$168,039

At December 31, 2020, the scheduled maturities of time deposits are as follows (in thousands):

Year ending December 31,
2021	$26,558
2022	26,970
2023	16,379
2024	5,121
2025	9,262
Thereafter	1,609

$85,899

The aggregate amount of certificates of deposit with a minimum denomination in excess of $250,000 was approximately $10,750,000 and $8,414,000 at December 31, 2020 and 2019, respectively. Currently, amounts above $250,000 are not insured by the FDIC.

At December 31, 2020 and 2019, the Bank held approximately $1,246,000 in brokered deposits.

Interest expense on deposits for the years ended December 31, 2020 and 2019 is composed of the following (in thousands):

	2020	2019
Interest-bearing demand deposits	$230	$283
Savings deposits	75	92
Money market deposits	226	143
Certificates of deposit	1,364	1,310

	$1,895	$1,828

Deposits of related parties totaled $2,780,000 and $1,851,000 at December 31, 2020 and 2019, respectively.

Prosper Bank

Notes to Consolidated Financial Statements

6.	Borrowings

The Bank has an open-ended line of credit (short-term borrowing) of $45,630,000 to obtain advances from the FHLB. Interest on the line of credit is charged at the FHLB’s overnight rate of 0.41% and 1.81% at December 31, 2020 and 2019, respectively. The Bank had $0 outstanding under this line of credit at December 31, 2020 and 2019.

The Bank has an unsecured line of credit with ACBB of up to $3,000,000, which expires on June 30, 2021. Interest on the line of credit is charged at 0.25%. The Bank had $0 outstanding under this line of credit at December 31, 2020 and 2019. In addition to the unsecured line of credit with ACBB, the Bank also has the ability to borrow up to $2,000,000 through the Federal Reserve Bank’s discount window. Funds obtained through the discount window are secured by the Bank’s U.S. Government and agency obligations. There were no borrowings outstanding through the discount window at December 31, 2020 and December 31, 2019.

Borrowings from the FHLB at December 31 consist of the following (dollars in thousands):

	2020		2019
Maturity	Amount	Weighted Rate	Amount	Weighted Rate
2020	$-	-%	$4,658	1.99%
2021	3,872	2.37	4,692	2.18
2022	8,124	2.11	8,124	2.11
2023	8,557	2.78	8,557	2.78

	$20,553	2.44%	$26,031	2.32%

Maximum borrowing capacity was approximately $88,751,000 and $92,329,000 at December 31, 2020 and 2019, respectively. The Bank has two letters of credit with FHLB for $4,250,000 at December 31, 2020 and $5,200,000 at December 31, 2019.

7.	Income Taxes

The components of income tax expense (benefit) consist of the following for the years ended December 31 (in thousands):

	2020	2019
Current tax expense, federal	$47	$222

Deferred federal tax benefit	(187)	(49)
Deferred state tax expense	384	339
Change in valuation allowance	(384)	(339)

Net deferred tax benefit	(187)	(49)

Income Tax Expense (Benefit)	$(140)	$173

Prosper Bank

Notes to Consolidated Financial Statements

A reconciliation of the statutory federal income tax at a rate of 21% to federal income tax expense (benefit) included in the statements of income for the years ended December 31, 2020 and 2019, respectively are as follows:

	2020	2019
Federal income tax at statutory rate	$(116)	$200
State income taxes, net of federal benefit	384	339
Bank owned life insurance income	(27)	(27)
Change in valuation allowance	(384)	(339)
Other	3	-

	$(140)	$173

The tax effects of temporary differences that give rise to significant portions of the net deferred tax asset at December 31, 2020 and 2019 are as follows (in thousands):

	2020	2019
Deferred tax assets:
Allowance for loan losses	$599	$386
Deferred loan fees	156	149
Additional minimum liability for retirement plan	24	25
Nonaccrual interest	30	28
Other	79	11
State net operating loss carryforwards	628	1,012

Gross deferred tax asset	1,516	1,611

Valuation allowance	(628)	(1,012)

Total deferred tax assets, net of valuation allowance	888	599

Deferred tax liabilities:
Deferred loan costs	63	48
Unrealized gain on available-for-sale securities	56	2
Property and equipment	87	2
Prepaid expenses	10	15

Gross deferred tax liabilities	216	67

Net Deferred Tax Asset	$672	$532

The valuation allowance relates to state net operating loss carryforwards for which realization is uncertain. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that, some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management has recorded a valuation allowance at December 31, 2020 and 2019 for all state net operating loss carryforwards.

Prosper Bank

Notes to Consolidated Financial Statements

A valuation allowance of $628,000 and $1,012,000 was recorded at December 31, 2020 and 2019 for state net operating losses. At December 31, 2020 and 2019, the Bank had state net operating loss carryforwards of $5,458,000 and $8,803,000, respectively, which are available to offset future state taxable income, and began to expire in 2016. These benefits have been fully reserved. At December 31, 2020 and 2019, the Company had no federal net operating loss carryforwards.

The Bank maintains a base year tax bad debt reserve of $773,000 at December 31, 2020. This amount may be subject to tax if the Bank ceases to qualify as a thrift for federal income tax purposes. No deferred tax liability has been recorded for this item.

8.	Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statements of financial condition. The Bank’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank had the following off-balance sheet financial instruments whose contract amounts represent credit risk at December 31, 2020 and 2019 (in thousands):

	2020	2019
Commitments to grant loans	$15,900	$11,896
Unfunded commitments under lines of credit	7,612	9,035

Outstanding loan commitments represent the unused portion of loan commitments available to individuals and companies as long as there is no violation of any condition established in the contract. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank upon extension of credit is based upon management’s credit evaluation of the customer. Various types of collateral may be held, including property and marketable securities. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers.

Prosper Bank

Notes to Consolidated Financial Statements

9.	Contingencies

In the normal course of business, the Bank is subject to various lawsuits involving matters generally incidental to its business. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the consolidated statement of financial position or of operations of the Bank.

10.	Pension and Profit Sharing Plans

The Bank has a defined benefit plan (the Plan) covering all eligible employees. Any employee who is not a participant in the Plan on January 1, 2015 or earlier shall not be eligible to participate in the plan and receive benefits, regardless of the date of reemployment. The Plan may be terminated at any time by the Bank. The Plan uses a benefit formula based upon years of credited service. The Bank’s policy is to fund amounts as are necessary to meet at least the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Bank follows the provisions of FASB ASC 715-20, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, related to recognition of the funded status of defined benefit plans. FASB ASC 715-20 requires the funded status of pension plans to be recorded on the statement of financial condition as an asset for plans with overfunded status and a liability for plans with underfunded status.

The plan provides a benefit based on final average earnings and years of service. The Bank uses a December 31 measurement date for the Plan. As of December 31, 2018, the Plan service accruals were frozen.

The Bank has started the process to terminate the pension plan in 2021 with an anticipated termination date of April 1, 2021 and will contribute any additional funds necessary to satisfy all participants of the plan.

Prosper Bank

Notes to Consolidated Financial Statements

The following table sets forth the Plan’s funded status, significant assumptions and the amounts recognized in the Bank’s consolidated statements of financial condition at December 31 (in thousands):

	2020	2019
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,344	$1,268
Interest cost	44	54
Actuarial loss	126	259
Benefits paid	(7)	(7)
Settlements	(35)	(230)

Projected benefit obligation at end of year	1,472	1,344

Change in plan assets:
Fair value of plan assets beginning of year	1,223	1,187
Actual return on plan assets	175	193
Benefits paid	(7)	(7)
Settlements	(35)	(230)
Contribution	-	80

Fair value of plan assets at end of year	1,356	1,223

Funding deficiency included in other liabilities	(116)	(121)

Accrued pension cost	$(116)	$(121)

Accumulated benefit obligation	$1,472	$1,344

The components of net periodic pension cost (credit) and other comprehensive loss for the years ended December 31 are as follows (in thousands):

	2020	2019
Interest cost	$43	$54
Expected return on plan assets	(79)	(80)
Settlement Charge	-	21

Net Periodic Benefit Credit	$(36)	$(5)

Loss during year	31	146
Settlement charge	-	(21)
Recognized in Net Periodic Benefit Cost (Credit) and Other Comprehensive Loss	$(5)	120

Prosper Bank

Notes to Consolidated Financial Statements

The weighted-average assumptions used to determine the benefit obligation for the years ended December 31 are as follows:

	2020	2019
Discount rate	2.75%	3.25%
Annual salary increase	N/A	N/A

The weighted-average assumptions used to determine the net periodic pension cost for the years ended December 31 are as follows:

	2020	2019
Discount rate	3.25%	4.25%
Expected long-term rate of return on plan assets	6.50	6.75
Annual salary increase	N/A	N/A

The primary long-term objective of the Plan is to maintain assets at a level that will sufficiently cover future beneficiary obligations. The Plan is structured to include a volatility reducing component and a growth component.

To achieve the long-term investment objectives, the assets of the Plan will be invested in a diversified combination of asset classes, investment strategies, and pooled vehicles. The target asset allocation ranges for the Plan are 40% to 60% equity and 40% to 60% fixed income. The asset allocation at December 31, 2020 and 2019 are as follows:

Asset Category	Percentage of Plan Assets
	2020	2019
Mutual funds – equity	49%	43%
Mutual funds - fixed income	44	49
Commercial collective trusts – equity	6	6
Cash equivalents	1	2

Prosper Bank

Notes to Consolidated Financial Statements

The fair value of the Bank’s pension plan assets at December 31, 2020 and 2019, by asset category, are as follows (in thousands):

	Fair Value Measurements at December 31, 2020
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds - equity	$665	$665	$-	$-
Mutual funds - fixed income	600	600	-	-
Commercial collective trusts - equity	82	-	82	-
Cash equivalents	9	9	-	-

	$1,356	$1,274	$82	$-

	Fair Value Measurements at December 31, 2019
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds - equity	$524	$524	$-	$-
Mutual funds - fixed income	608	608	-	-
Commercial collective trusts - equity	72	-	72	-
Cash equivalents	19	19	-	-

	$1,223	$1,151	$72	$-

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Mutual funds are valued at the quoted net asset value (“NAV”) of shares held by the Plan at year end.

The collective trusts are valued at the NAV per share multiplied by the number of shares units held by the Plan at year end.

The long-term rate of return on assets assumption was set based on historical returns earned by equities and fixed income securities, adjusted to reflect expectations of future returns as applied to the Plan’s target asset allocations. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 6% to 8% and 3% to 5%, respectively. The long-term inflation rate was estimated to be 2.5%.

Prosper Bank

Notes to Consolidated Financial Statements

401(k) Retirement Plan

The Bank maintains a 401(k) Retirement Plan for eligible employees. The plan provides a matching contribution for all employees. The matching contribution is an amount equal to 100% of the participant’s elective contribution not to exceed 3% of the participants plan salary, plus 50% of the participant’s contribution that exceeds 3% of their plan salary but not to exceed 5% of their plan salary. With the freezing of the Pension Plan, the Bank initiated a 2% discretionary contribution to the 401(k) for employees beginning January 1, 2019. The Bank’s related expense associated with the matching contribution was $119,000 and $117,000 in 2020 and 2019, respectively.

11.	Regulatory Matters

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes as of December 31, 2020, the Bank meets all capital adequacy requirements to which it is subject.

Prompt corrective action regulations provide five classifications; well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. At year-end 2020 and 2019, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

In 2019, the federal banking agencies jointly issued a final rule that provides for an optional, simplified measure of capital adequacy, the community bank leverage ratio framework (“CBLR framework”), for qualifying community banking organizations, consistent with Section 201 of the Economic Growth, Regulatory Relief, and Consumer Protection Act. The final rule became effective on January 1, 2020 and was elected by the Bank as of December 31, 2020. In April 2020, the federal banking agencies issued an interim final rule that makes temporary changes to the CBLR framework, pursuant to section 4012 of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, and a second interim final rule that provides a graduated increase in the community bank leverage ratio requirement after the expiration of the temporary changes implemented pursuant to section 4012 of the CARES Act.

The community bank leverage ratio removes the requirement for qualifying banking organizations to calculate and report risk-based capital but rather only requires a Tier 1 to average assets (leverage) ratio. Qualifying banking organizations that elect to use the community bank leverage ratio framework and that maintain a leverage ratio of greater than the required minimums will be considered to have satisfied the generally applicable risk based and leverage capital requirements in the agencies’ capital rules (generally applicable rule) and, if applicable, will be considered to have met the well capitalized ratio requirements for purposes of section 38 of the Federal Deposit Insurance Act. Under the interim final rules the community bank leverage ratio minimum requirement is 8% as of December 31, 2020, 8.5% for calendar year 2021, and 9% for calendar year 2022 and beyond. The interim rule allows for a two-quarter grace period to correct a ratio that falls below the required amount, provided that the bank maintains a leverage ratio of 7% as of December 31, 2020, 7.5% for calendar year 2021, and 8% for calendar year 2022 and beyond.

Prosper Bank

Notes to Consolidated Financial Statements

Under the final rule, an eligible banking organization can opt out of the CBLR framework and revert back to the risk-weighting framework without restriction. As of December 31, 2020, the bank was a qualifying community banking organization as defined by the federal banking agencies and elected to measure capital adequacy under the CBLR framework.

Actual and required capital amounts (in thousands) and ratios are presented below at year-end.

December 31, 2020	Actual		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio
Tier 1 capital (to average assets)	$21,880	8.15%	$21,471	8.00%

December 31, 2019	Actual		For Capital Adequacy Purposes*		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total capital (to risk-weighted assets)	$24,134	16.17%	$15,671	10.500%	$14,924	10.00%
Tier 1 capital (to risk-weighted assets)	22,295	14.94%	12,686	8.500%	11,939	8.00%
CET 1 Risked-Based Capital	22,295	14.94%	10,477	7.000%	9,701	6.50%
Tier 1 capital (to average assets)	22,295	10.19%	8,751	4.000%	10,939	5.00%

*	Includes capital conversion buffer of 2.50% as of December 31, 2019.

12.	Fair Value of Financial Instruments

The Bank groups its assets and liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Prosper Bank

Notes to Consolidated Financial Statements

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is determined at a reasonable point within the range that is most representative of fair value under current market conditions.

Management uses its best judgment in estimating the fair value of the Bank’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Bank could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

An asset’s or liability’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Bank in estimating fair value disclosures for its financial assets and liabilities:

Debt and Equity Securities (Carried at Fair Value)

The fair value of debt and equity securities (carried at fair value) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt and equity securities without relying exclusively on quoted market prices for the specific debt and equity securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that are accounted for under FASB ASC 310, Accounting by Creditors for Impairment of a Loan (“FASB ASC 310”), in which the Bank has measured impairment generally based on the net fair value of the loan’s collateral. Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. At December 31, 2020, the fair value consists of the recorded investment in the loans of $712,000, net of a valuation allowance of $40,000. At December 31, 2019, the fair value consists of $653,000 of loans which have been charged down to fair value with no related valuation allowance. Impaired loans are included in Loans Receivable in the table below.

Prosper Bank

Notes to Consolidated Financial Statements

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Bank’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing. The fair values are considered immaterial.

For assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2020 and 2019 are as follows (in thousands):

December 31, 2020	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Agency bonds	$17,275	$-	$17,275	$-
Mortgage-backed securities	184	-	184	-
Collateralized mortgage obligations	8,418	-	8,418	-
Mutual funds	864	864	-	-

	$26,741	$864	$25,877	$-

December 31, 2019	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Agency bonds	$7,840	$-	$7,840	$-
Mortgage-backed securities	236	-	236	-
Collateralized mortgage obligations	14,785	-	14,785	-
Mutual funds	830	830	-	-

	$23,691	$830	$22,861	$-

Prosper Bank

Notes to Consolidated Financial Statements

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2020 and 2019 are as follows (in thousands):

December 31, 2020	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$712	$-	$-	$712

	$712	$-	$-	$712

December 31, 2019	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$653	$-	$-	$653

	$653	$-	$-	$653

Prosper Bank

Notes to Consolidated Financial Statements

The following tables present additional quantitative information about assets measured at fair value on a nonrecurring basis and for which the Bank has utilized Level 3 inputs to measure fair value at December 31, 2020 and 2019 (dollars in thousands):

December 31, 2020
Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired loans	$712	Appraisal of collateral	Selling expenses and discounts (1)	9.2% - 38.1% (28.8%)

December 31, 2019
Asset Description	Fair Value	Valuation Technique	Unobservable Input	Range (Weighted Average)
Impaired loans	$653	Appraisal of collateral	Selling expenses and discounts (1)	38% (38%)

(1)	Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses.

The carrying amounts and fair values of the Bank’s financial instruments as of the indicated dates are presented in the following table:

		December 31, 2020		December 31, 2019
	Fair Value	Carrying	Estimated	Carrying	Estimated
(In thousands)	Hierarchy	Amounts	Fair Values	Amounts	Fair Values
Financial assets:
Cash and cash equivalents	1	$50,591	$50,591	$12,969	$12,969
Debt securities - available-for-sale	2	25,877	25,877	22,861	22,861
Equity securities	1	864	864	830	830
Restricted stocks	2	1,046	1,046	1,270	1,270
Loans, net	3	186,045	188,311	171,218	174,086
Accrued interest receivable	1	851	851	514	514

Financial liabilities:
Demand deposits, savings, and money market	1	145,517	145,517	104,399	104,399
Certificates of deposit	2	85,899	87,431	63,640	64,407
Long-Term borrowings	2	20,553	21,279	26,031	26,441
Accrued interest payable	1	228	228	239	239

Prosper Bank

Notes to Consolidated Financial Statements

13.	Non-Interest Revenues

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and investments. In addition, certain non-interest income streams such as gains on equity investments, income associated with bank owned life insurance, and loan fees are also not in scope of the new guidance. Topic 606 is applicable to non-interest revenue streams such as service charges on deposit accounts and gains on sale of other real estate owned. However, the recognition of these revenue streams did not change significantly upon adoption of Topic 606. Non-interest revenue streams in-scope of Topic 606 are discussed below.

Service Fees on Deposit Accounts

Service charges on deposit accounts consist of fees on depository accounts includes NSF fees, miscellaneous deposit-based service fees, monthly maintenance fees for consumer and commercial, and account analysis and related fees (commercial).

Service charges and fees charged daily are a result of an event or service being provided on the day with the Bank recognizing the revenue on the same day. The Bank has determined that all performance obligations for daily service charges and fees are met on the same day as the transaction and, therefore, should be recognized as these occur.

Monthly maintenance/service charges and fees are charged on the last day of the month (i.e. the same month as charges are incurred) after the system has completed its processing. The Bank has determined that all performance obligations for monthly fees are typically met during the month or the same day as the customer has not met its obligation. As monthly fees are typically incurred by the Customer throughout the month, the fees should be recognized upon completion of the month since the performance obligations have been met for those services.

Account analysis service charges and fees are recorded on a monthly basis on the last day of the month. The Bank has determined that all performance obligations for account analysis fees are met during the month.

Debit Card Income

Debit card income consists of interchange fees from consumer debit card networks and other card related services. Interchange rates are set by the card networks. Interchange fees are based on purchase volumes and other factors and are recognized as transactions occur.

Gains on Sale of Other Real Estate Owned

The sale of other real estate owned is currently recognized on the closing date of sale when all performance obligations have been met, and control of the asset has been transferred to the buyer. Any gains are included in non-interest expenses in the consolidated statements of operations.

Prosper Bank

Notes to Consolidated Financial Statements

For the Bank, there are no other material revenue streams within the scope of Topic 606. The following tables present non-interest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the twelve months ended December 31, 2020 and 2019, in thousands:

Non-interest income	2020	2019
In scope of Topic 606 Service charges on deposit accounts	$183	199
Gain on sale of other real estate owned	30	57
Debit card income	183	139
Other service charges	75	54
Other non-interest income	50	70
Non-interest income (in scope for Topic 606)	521	519
Non-interest income (out of scope for Topic 606)	145	148
Total non-interest income	$666	$667

Contract Balances

A contract assets balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity’s obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Bank’s non-interest revenue streams are largely based on transaction activity, or standard month-end revenue accruals. Consideration is often received immediately or shortly after the Bank satisfies its performance obligation and revenue is recognized. The Bank does not typically enter into long-term contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2020 and 2019, the Bank did not have any significant contract balances.

Contract Acquisition Costs

In connection with the adoption of Topic 606, an entity is required to capitalize, and subsequently amortize as an expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). The Bank utilizes the practical expedient which allows entities to immediately expense contract acquisition costs when the assets that would have resulted from capitalizing these costs would have been amortized in one year or less. Upon adoption of Topic the Bank did not capitalize any contract acquisition cost.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by PB Bankshares, Inc. or Prosper Bank. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of PB Bankshares, Inc. or Prosper Bank since any of the dates as of which information is furnished herein or since the date hereof.

Up to 2,415,000 shares

(Subject to Increase to up to 2,777,250 shares)

(Proposed Holding Company for

Prosper Bank)

COMMON STOCK

par value $0.01 per share

PROSPECTUS

May 14, 2021

These securities are not deposits or accounts and are not federally insured or guaranteed.

Until June 18, 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.